United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2002

GRUMA, S.A. de C.V. (GRUMA, INC.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

TABLE OF CONTENTS

ITEM 1
SPANISH LANGUAGE ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

Gruma, S.A. de C.V.
Annual Report

The following Spanish language annual report was submitted to the *Bolsa Mexicana de Valores*, or Mexican Stock Exchange, on June 28, 2002. The information contained in the following annual report may also be found in the Gruma, S.A. de C.V. annual report on Form 20-F submitted to the U.S. Securities and Exchange Commission on July 1, 2002.

INFORME ANUAL QUE SE PRESENTA DE ACUERDO CON LA CIRCULAR 11-33 DE LA CNBV PARA EL AÑO TERMINADO AL 31 DE DICIEMBRE DE 2001

gruma

GRUMA, S.A. de C.V.

Calzada del Valle, Ote. 407
Colonia del Valle
San Pedro Garza García, Nuevo León
66220, México
(principales oficinas)

Títulos Accionarios	Bolsa de Valores en la que está registrada
Acciones Serie B "GRUMAB"	Bolsa Mexicana de Valores
American Depositary Shares (ADS), representando cuatro acciones comunes Serie B bajo la clave de pizarra "GMK"	*New York Stock Exchange*

El número de acciones comunes en circulación al 31 de diciembre de 2001 es de 441,725,086

Clave de Cotización: GRUMAB

Los valores de GRUMA, S.A. DE C.V. se encuentran inscritos en la Sección de Valores y son objeto de cotización en bolsa

"La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor. Esta mención deberá figurar en los documentos a través de los que se realice oferta pública de valores".

ÍNDICE

I. INFORMACIÓN GENERAL

1. Glosario de Términos y Definiciones

En el presente Reporte Anual, las referencias a "pesos" o "Ps." se refieren a pesos mexicanos, y la referencia a "U.S. dólares", "US$," o "dólares" son a dólares de los Estados Unidos de América. "Nosotros," "nuestros," "nuestra compañía," "GRUMA" y expresiones similares se refieren a GRUMA, S.A. de C.V. y a sus subsidiarias consolidadas, excepto cuando se hace referencia expresa a GRUMA, S.A. de C.V. (empresa tenedora únicamente) o que el contexto lo requiera de otra forma.

Todas las referencia hechas a "toneladas" en este Reporte Anual se refieren a toneladas métricas. Una tonelada métrica equivale a 2,204 libras. Las estimaciones de capacidad de producción reflejadas en el presente documento, asumen la operación de las instalaciones correspondientes en una base de 24 horas al día en un año de 360 días, en tres turnos, tomando en consideración intervalos normales para el mantenimiento requerido.

2. Resumen Ejecutivo

Este Reporte Anual contiene nuestros Estados Financieros Auditados y Consolidados al 31 de diciembre del 2000 y 2001 y para los años que concluyeron el 31 de Diciembre del 2000 y del 2001. Los Estados Financieros han sido auditados por PricewaterhouseCoopers, contadores públicos independientes.

Preparamos nuestros Estados Financieros en pesos y nuestros Estados Financieros Consolidados de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México, a los que comúnmente se les refiere como "PCGA Mexicanos".

En virtud de que la economía Mexicana ha experimentado aumentos significativos en la inflación en años recientes, se nos requiere por PCGA Mexicanos que reconozcamos los efectos de la inflación en nuestros Estados Financieros. De acuerdo al Boletín B-10, emitido por el Instituto Mexicano de Contadores Públicos, somos requeridos para presentar nuestra información financiera en unidades monetarias ajustadas por inflación a fin de permitir comparaciones más precisas en rubros financieros de un periodo a otro y para mitigar los efectos de distorsión de la inflación en nuestros estados financieros. A menos que se indique expresamente lo contrario, toda la información financiera en este Reporte Anual ha sido re-expresada en pesos constantes con poder adquisitivo al 31 de diciembre del 2001.

Se nos requiere determinar nuestra posición monetaria pérdida / ganancia a fin de reflejar los efectos de la inflación en nuestros activos y pasivos monetarios. Determinamos nuestra posición monetaria neta al restar nuestros pasivos monetarios de nuestros activos monetarios, y después ajustar nuestra posición monetaria neta por la tasa inflacionaria del período con la resultante pérdida / ganancia monetaria reflejada en las utilidades. Al hacer lo anterior, podemos reflejar los efectos que la inflación está ejerciendo en nuestras partidas monetarias.

De acuerdo a lo previsto en el Boletín B-15, aplicamos la tasa de inflación en el país relevante en donde se ubique la citada operación fuera de México. Posteriormente convertimos los estados financieros ajustados a pesos mexicanos.

Información Financiera Seleccionada

Las siguientes tablas presentan nuestra información financiera seleccionada y consolidada para el cierre de cada uno de los años que se indica. Dicha información debe ser analizada en conjunto con nuestros estados financieros.

	1997	1998	1999	2000	2001
	(Miles de pesos constantes al 31 de diciembre del 2001, salvo monto de acciones y por acción)				
Información de Resultados:					
Ventas netas[1]					
Costo de ventas	Ps.14,944,573	Ps.15,520,338	Ps.16,713,298	Ps.18,273,660	Ps.17,820,184
Utilidad bruta	(9,839,932)	(9,854,449)	(11,009,137)	(11,649,998)	(11,237,645)
Gastos de operación	5,104,641	5,665,889	5,704,161	6,623,662	6,582,539
Utilidad de operación	(4,038,875)	(4,503,524)	(5,318,253)	(5,806,998)	(5,663,296)
(Costo) integral de financiamiento, neto	1,065,766	1,162,365	385,908	816,664	919,243
Gastos financieros					
Productos financieros	(415,327)	(425,113)	(659,800)	(792,791)	(631,355)
Ganancia por posición monetaria, neta	296,782	218,544	152,061	147,504	87,639
Ganancia (pérdida) cambiaria, neta	120,849	(14,188)	208,908	222,485	169,430
Subtotal	17,830	(67,412)	85,613	(57,898)	94,172
Otros (gastos) productos, neto	20,134	(288,169)	(213,218)	(480,700)	(280,114)
Utilidad antes de impuesto sobre la renta y otros conceptos	(123,043)	(273,162)	(171,411)	35,966	65,384
Impuestos sobre la renta (causado y diferido)[2]	962,857	601,034	1,279	371,930	704,513
Participación de los trabajadores en las utilidades de la empresa (causado y diferido)	(224,448)	67,699	(268,234)	(21,607)	(259,788)
Otros conceptos[3]	(9,756)	(9,785)	(2,202)	445	(12,238)
Interés minoritario	79,227	77,476	79,201	64,023	60,310
Utilidad neta mayoritaria(pérdida)	(306,981)	(266,227)	(112,013)	(180,963)	(180,044)
Información por acción:	500,899	470,197	(301,969)	233,828	312,753
Utilidad (pérdida) neta por acción de operaciones continuas[4]	1.44	1.31	(0.80)	0.54	0.72
Pérdida por acción por partidas extraordinarios[4]	(0.05)	—	—	—	—
Utilidad (pérdida) neta mayoritaria por acción[4]	1.39	1.31	(0.80)	0.54	0.72

	1997	1998	1999	2000	2001
	(Miles de pesos constantes al 31 de diciembre del 2001, excepto por datos operativos)				
Información del Balance General:					
Propiedad, planta y equipos, neto	**Ps. 9,633,713**	**Ps. 10,537,755**	**Ps. 12,242,872**	**Ps. 12,594,114**	**Ps. 11,876,190**
Activos totales	**18,859,842**	**19,350,004**	**22,427,735**	**21,824,624**	**20,615,262**
Deuda a corto plazo [5]	**159,581**	**223,650**	**326,078**	**1,283,396**	**335,047**
Deuda a largo plazo [5]	**5,198,933**	**5,998,805**	**7,137,938**	**5,860,905**	**6,244,036**
Pasivo Total	**7,175,371**	**7,978,021**	**9,728,363**	**10,007,590**	**9,158,727**
Exceso del valor en libros sobre el costo de acciones de subsidiarias adquiridas, neto	**—**	**—**	**305,736**	**366,025**	**100,957**
Capital social	**11,240,471**	**11,297,216**	**12,800,629**	**12,747,317**	**12,754,618**
Total capital contable [6]	**11,684,471**	**11,371,983**	**12,393,636**	**11,451,009**	**11,355,578**
Información Financiera Adicional:					
Adquisición de propiedades, planta y equipo y adquisición nuevas plantas	1,312,285	1,877,198	2,605,772	1,500,576	650,224
Depreciación y amortización	727,418	736,791	983,712	751,775	780,299
(UAFIRDA) Utilidades antes de intereses, impuestos, depreciación y amortización [7]	1,670,141	1,625,994	1,198,209	1,604,405	1,764,926
Recursos proporcionados por (usados en)					
Actividades operativas	934,779	233,901	362,209	1,594,788	1,451,167
Actividades de financiamiento	1,248,611	840,384	2,718,291	(577,643)	(927,144)
Actividades de inversión	(1,615,869)	(2,792,641)	(3,041,416)	(1,307,399)	(254,726)

	1997	1998	1999	2000	2001
	(Miles de pesos constantes al 31 de diciembre del 2001, excepto por datos operativos)				
Información Operativa:					
Volumen de Ventas (miles de toneladas):					
Gruma Corporation (harina de maiz y tortillas)....	659	723	799	836	856
GIMSA (harina de maíz)	1,842	1,786	1,547	1,507	1,436
Operaciones en Venezuela (maíz, harina de trigo y otros productos)(9)..	—	—	221	455	458
Molinera de México (harina de trigo)..................	127	245	318	480	489
Gruma Centro América (harina de maíz).............	117	126	137	146	149
PRODISA (tortillas y pan):	18	19	30	29	28
Capacidad de Producción (miles de toneladas)					
Gruma Corporation (harina de maiz y tortillas)....	953	1,065	1,312	1,329	1,335
GIMSA (harina de maíz)(8)..................................	2,250	2,345	2,345	2,345	2,345
Operaciones en Venezuela (maíz, harina de trigo y otros productos)(9)..	—	—	789	780	792
Molinera de México (harina de trigo)..................	285	495	734	752	752
Gruma Centro América (harina de maíz).............	151	151	163	172	181
PRODISA (tortillas y pan)	42	73	73	81	42
Número de Empleados	11,749	14,707	16,513	17,208	15,585

(1) Hasta el 31 de diciembre de 1998, ventas netas incluyen ingresos complementarios recibidos por el gobierno mexicano en relación al programa gubernamental de subsidio al costo de harina de maíz y de tortillas. Este programa se eliminó en enero de 1999. Los ingresos complementarios sumaron Ps.2,200 millones y Ps.792 millones para los periodos terminados el 31 de diciembre de 1997 y 1998, respectivamente.

(2) La provisión consolidada de impuestos sobre la renta y de participación de los trabajadores en las utilidades de la empresa significó un beneficio neto de Ps.58 millones de pesos en 1998, principalmente como resultado del beneficio derivado de impuestos diferidos reconocidos para beneficios fiscales futuros de los derechos tecnológicos y otros derechos adquiridos por parte de Gruma Corporation, nuestra principal subsidiaria en EUA ("Gruma Corporation") a una de nuestras subsidiarias mexicanas. Este beneficio contrarrestó un incremento en la provisión circulante que derivó en un mayor pago de impuesto al activo efectuados por las subsidiarias mexicanas durante 1998.

(3) Otros Conceptos incluye partidas extraordinarias, participación en la utilidad neta de asociadas y ganancias derivadas de ventas de acciones comunes de subsidiarias y asociadas.

(4) Basado en un promedio ponderado de acciones en circulación de nuestro capital social (en millones) dando efecto retroactivo al dividendo en acciones comunes declarado en abril de 1999, en los siguientes términos: 360,623 acciones por el año concluido el 31 de diciembre de 1997; 359,910 acciones por el año que concluyó el 31 de diciembre de 1998; 377,456 acciones por el año que concluyó el 31 de diciembre de 1999; 435,515 acciones por el año que concluyó el 31 de diciembre del 2000; y 433,235 acciones por el año que concluyó el 31 de diciembre del 2001.

(5) La deuda a corto plazo está integrada por créditos bancarios y por la parte circulante de deuda a largo plazo. La deuda a largo plazo está integrada por obligaciones y créditos bancarios.

(6) El capital social total incluye el interés minoritario en los siguiente términos: Ps.2,694 millones al 31 de diciembre de 1997, Ps.2,692 millones al 31 de diciembre de 1998, Ps.2,744 millones al 31 de diciembre de 1999, Ps.2,442 millones al 31 de diciembre del 2000 y Ps.2,368 millones al 31 de diciembre del 2001.

(7) UAFIRDA se integra de utilidad de operación más otros productos (gastos), neto, más depreciación y amortización. Hemos incluido este concepto de UAFIRDA en la tabla anterior, únicamente para propósitos de información, en atención a que algunos inversionistas utilizan este concepto financiero para medir la capacidad de la empresa para cubrir su servicio de deuda. Sin embargo bajo los PCGA Mexicanos o bajo el US GAAP, los inversionistas deben de considerar los siguientes factores al evaluar el UAFIRDA:

- Los conceptos que se excluyen al calcular el UAFIRDA, tales como depreciación y amortización, son componentes significativos en el entendimiento y cálculo de nuestro desempeño financiero;
- El UAFIRDA no es una medida de desempeño o de condición financiera bajo los PCGA Mexicanos o bajo el US GAAP y no debe de ser considerado como un substituto de dichas medidas bajo los PCGA Mexicanos o bajo el US GAAP;
- El UAFIRDA no es una alternativa para medir las utilidades netas o pérdidas netas frente al desempeño operativo o al flujo de efectivo o como medida de liquidez, en cada caso determinada de conformidad con los PCGA Mexicanos o bajo el US GAAP;
- No todas las compañías calculan el UAFIRDA de una manera uniforme y por consecuencia nuestros cálculos de UAFIRDA no deben de ser comparados con los de otras compañías.

(8) Incluye 300,000 toneladas de capacidad de producción ociosa temporal.

(9) Incluye 61,000 toneladas de capacidad de producción ociosa temporal.

Historial de Precios

La siguiente tabla muestra, para los periodos que se indican, los precios máximos y mínimos por cada cierre de año de Acciones Serie B y los ADSs registrados por la Bolsa Mexicana de Valores y la Bolsa de Valores de Nueva York *("New York Stock Exchange")*, respectivamente.

	Bolsa Mexicana de Valores		**NYSE**	
	Acciones Comunes		**ADS(2)**	
	Máximo	**Mínimo**	**Máximo**	**Mínimo**
	(Pesos por acción(1))		**(Dólares por ADS)**	
Historial de Precio anual				
1997	47.24	29.50	—	—
1998	31.37	15.80	10.14	9.22
1999	25.60	8.66	10.33	3.86
2000	14.20	6.80	6.25	2.88
2001	8.50	6.00	3.60	2.60
Historial de Precio Trimestral				
2000				
1er Trimestre	14.20	9.20	6.25	3.88
2° Trimestre	12.30	11.00	5.13	4.19
3er Trimestre	11.50	8.00	4.75	3.13
4° Trimestre	8.08	6.80	3.50	2.88
2001				
1er Trimestre	8.50	6.62	3.40	2.70
2° Trimestre	7.90	6.11	3.40	2.82
3er Trimestre	6.51	6.00	2.90	2.60
4to Trimestre	8.22	6.50	3.60	2.85
2002				
1er Trimestre	10.00	8.00	4.94	3.50
2° Trimestre(3)	13.00	10.60	5.70	4.47
Historial de Precio Mensual				
Diciembre 2001	8.22	7.52	3.41	3.30
Enero 2002	8.33	8.00	3.72	3.50
Febrero 2002	9.40	8.05	4.10	3.59
Marzo 2002	10.00	9.30	4.94	4.10
Abril 2002	13.00	10.60	5.70	4.66
Mayo 2002	12.67	11.10	5.40	4.60
Junio 2002(3)	11.20	10.86	4.75	4.47

(1) Los precios por acción reflejan el precio nominal en la fecha de intercambio.
(2) El precio por ADS en U.S.$, un ADSs representa 4 acciones de las acciones ordinarias de la Serie B
(3) Hasta Junio 18 del 2002.

Al 18 de Junio del año 2002, el último precio de venta que se registró para los ADSs en la Bolsa de Valores de Nueva York fue de U.S.$4.55 por ADSs.

3. Factores de Riesgo

Riesgos Relacionados con México

Nuestras Operaciones Podrían Verse Afectadas por Condiciones Económicas Prevalecientes en México

Somos una compañía Mexicana con una significativa parte de nuestros activos consolidados localizados en México, y 34% de nuestras ventas consolidadas provienen de nuestras operaciones en México. Como consecuencia, las condiciones económicas en México podrían impactar nuestras ventas y nuestra rentabilidad.

En Diciembre de 1994, México experimentó una crisis económica caracterizada por la inestabilidad cambiaria, por la significativa devaluación del peso, incremento en la inflación, altas tasas de interés en el país, una fuerte fuga de divisas al exterior, un crecimiento económico negativo, una baja en el poder adquisitivo de la población y una alta tasa de desempleo. Adicionalmente, la crisis financiera de 1998 y principios de 1999 en Asia, Rusia y América Latina resultaron en una inestabilidad en los tipos de cambio a nivel mundial y en los mercados financieros internacionales. Estos sucesos impactaron en la falta de liquidez del Gobierno Mexicano y de las compañías nacionales, así como un considerable incremento en las tasas de interés en México. Las recientes crisis financieras y económicas en Argentina y la reciente inestabilidad civil y política en Venezuela pudieran conllevar resultados similares. No obstante que la economía de México creció 6.7% en el 2000, bajó 0.3% en el 2001 y 2.0% en el primer trimestre del 2002. Sin embargo, en abril del 2002, el Banco de México incrementó el pronóstico oficial de crecimiento para el 2002 a 1.7% de su predicción inicial de 1.4%.

Nuestras Operaciones Comerciales Pueden Verse Afectadas por las Políticas Gubernamentales en México

El gobierno mexicano ha ejercido y continúa ejerciendo una influencia significativa sobre la economía Mexicana. Las acciones del Gobierno Mexicano con relación a la economía pueden tener un efecto significativo en las entidades del sector privado en México, así como en las condiciones de mercado, precios, y utilidades en acciones de emisoras Mexicanas, incluyendo nuestras acciones.

El 1o de Diciembre del 2000, Vicente Fox del Partido Acción Nacional ("PAN") tomó protesta como presidente de México, dando fin a más de 70 años de gobiernos con origen en el Partido Revolucionario Institucional ("PRI"). Ni el PRI ni el PAN tuvieron éxito en mantener una mayoría de escaños en la Cámara de Diputados o en el Senado. Este cambio en el control del Gobierno Mexicano puede traer como consecuencia cambios en políticas y en la economía mexicana que pudieran afectar de forma adversa nuestras operaciones comerciales y nuestros resultados. Aún y cuando algunos miembros del PAN han gobernado varios estados y municipios, el PAN nunca ha gobernado nuestro país a nivel nacional.

Respecto a nuestras ventas de harina de maíz, las políticas gubernamentales nos han afectado negativamente y pueden continuar afectándonos en ese mismo sentido. La eliminación del subsidio a la tortilla para los consumidores aunado con la decisión del gobierno de cerrar las operaciones de la Compañía Nacional de Subsistencias Populares, o CONASUPO, lo que resultó en la venta de sus reservas de maíz a precios inferiores a los precios de mercado, redujo nuestras ventas y dañó a las utilidades durante 1999. En los meses previos a la elección de julio del 2000, el Gobierno tomó otras iniciativas que en mayor medida redujeron los precios del maíz, tales como incrementar el número de permisos de importación de maíz emitidos a comerciantes de maíz. Estas medidas ocasionaron la caída del precio nacional del maíz, lo que posteriormente redujo las ventas de harina de maíz. Durante el 2001 y lo que va del 2002, el gobierno mexicano ha emitido permisos de importación basados en la disponibilidad del maíz nacional, lo cual ha contribuido a la estabilidad de los precios nacionales de maíz durante este período.

Las Devaluaciones del Peso Mexicano Afectan Nuestro Desempeño Financiero

El peso se ha devaluado en forma substancial frente al dólar en el pasado y se puede devaluar substancialmente en el futuro. El 96% de nuestras obligaciones financieras están denominadas en dólares de los Estados Unidos de América. Sin embargo, generamos el 42% de nuestros ingresos en dólares que para el 2001

11

representaron el 118% de nuestras obligaciones financieras vigentes en ese momento. Aún y cuando nuestros ingresos en dólares pueden actuar como una cobertura de riesgos en parte de nuestra deuda denominada en dólares, no hemos celebrado operaciones de cobertura de riesgo en moneda extranjera. Como consecuencia, permanecemos expuestos, a un riesgo cambiario por moneda extranjera, mismo que pudiera afectar nuestra capacidad de cumplir con obligaciones financieras y resultar en pérdidas cambiarias en nuestras obligaciones denominadas en dólares.

La devaluación del peso de 1994 a 1996 nos impactó con una pérdida cambiaria neta de Ps.272 millones durante dicho período de tres años. Aún y cuando tuvimos pérdidas cambiarias de Ps.58 millones durante 2000 y ganancias cambiarias netas de Ps.94 millones durante el 2001, cualquier devaluación significativa en el peso con respecto al dólar en el corto plazo pudiera tener un efecto negativo adverso en nuestra liquidez y en nuestra capacidad de cumplir con nuestra deuda denominada en dólares.

Los Altos Niveles de Inflación y las Altas Tasas de Interés en México Pudieran Afectar Negativamente Nuestra Condición Financiera y el Resultado de Nuestras Operaciones

México ha experimentado altos niveles de inflación en los años recientes. Las tasas anuales de inflación medidas de conformidad con el Indice Nacional de Precios al Consumidor en México fueron de 12.32% para 1999, 8.96% para el 2000 y 4.40% para el 2001. De enero a mayo del 2002, la tasa de inflación fue de 2.13%. El 18 de junio del 2002, los CETES a 28 días cotizaban a 6.89% Las altas tasas de interés en México pueden afectar adversamente nuestros costos y como consecuencia nuestra situación financiera y el resultado de nuestras operaciones.

Circunstancias Adversas en Otros Países de los Considerados como Mercados Emergentes Pudieran Afectar a México o al Precio de Nuestras Acciones

Somos una compañía mexicana con parte significativa de nuestras operaciones en México y otros lugares de América Latina. El precio de valores emitidos o garantizados por empresas mexicanas, en distintos grados, y la economía mexicana, han sido influenciados por condiciones económicas y de mercado en otros países emergentes, especialmente los de América Latina. Aún y cuando condiciones como las económicas y políticas son distintas en cada país, las reacciones de los inversionistas a los sucesos en un país pudieran afectar los valores de los emisores o garantes en otros países, incluyendo México.

Hacia finales de octubre de 1997 los precios de los valores mexicanos representativos de capital bajaron substancialmente, motivados por una importante caída en los valores en los mercados asiáticos. Igualmente, en el segundo semestre de 1998, los precios de los valores mexicanos también fueron impactados negativamente por las crisis en Rusia y Brasil.

La reciente insolvencia y el incumplimiento de obligaciones de pago de deuda pública por parte de Argentina, que profundizó las crisis financiera, económica y política en dicho país pudieran afectar negativamemnte a México o a los emisores de valores o garantes en otros países, incluyendo México. El Presidente argentino en turno, Eduardo Duhalde, tomó protesta el 6 de enero de 2002, en medio de una importante inestabilidad política después de que una serie de presidentes y administraciones interinas tomaron posesión posterior a la renuncia del Presidente Fernando de la Rúa en diciembre de 2001. La reciente devalucación del peso argentino ha tenido un efecto relevante adverso en Argentina y representa un riesgo en cuanto a que el sistema financiero argentino se pudiera colapsar y que se pudiera generar un incremento inflacionario importante. El gobierno argentino recientemente prohibió a los deudores argentinos que pagaran sus deudas externas sin la aprobación por parte del Banco Central Argentino, y leyes relacionadas y restricciones similares pudieran avecinarse. En la medida que el nuevo gobierno argentino falle en su intento de prevenir un perjuicio económico adicional, la crisis en Argentina pudiera afectar a los emisores y garantes en otros países, incluyendo México.

Los eventos recientes en Venezuela pueden afectar los valores de emisores o garantes en otros países, incluyendo México. En las primeras semanas de abril de 2002, la inestabilidad política y la resistencia civil invadió a Venezuela como consecuencia de que las políticas del jefe de estado de Venezuela, el Presidente Hugo Chávez, lo llevaron a un conflicto con la adminsitración de Petróleos de Venezuela, S.A. o PdVSA, el monopolio petrolero del estado. La Confederación de Trabajadores Venezolanos con su millón de miembros, declararon una huelga general durante la semana del 8 de abril del 2002 para apoyar a los directivos de PdVSA en sus protestas contra las políticas del Sr. Chávez (especialmente por la designación de un nuevo consejo de administración para PdVSA) y demandado el retiro del Sr. Chávez de la Presidencia. El Sr. Chávez fue detenido por las fuerzas militares el 12 de abril del

2002 y reemplazado por una administración interina, sólo para ser reinstituído en el poder el 14 de abril. La reciente inestabilidad política en Venezuela motivó a muchos inversionistas privados en todo el país a proceder con cierres temporales y afectó a la industria petrolera de Venezuela, la cual provee al gobierno con más de la mitad de sus ingresos. Existe un riesgo que si estas condiciones continuan o se agravan, México o emisores o garantes en otros países, incluyendo México se pudieran ver afectados negativamente.

El valor de mercado de nuestras acciones y ADSs se pudiera ver afectado negativamente por los sucesos en Argentina y Venezuela, así como por los sucesos en otros países.

Ataques Terroristas Adicionales en contra de los Estados Unidos de América Pudieran Afectar Negativamente las Condiciones Económicas Globales, lo cual Pudiera Tener un Impacto Negativo en Nuestro Negocio

Los ataques terroristas del 11 de septiembre del 2001, impactaron la actividad económica en los Estados Unidos y en general en el mundo, incluyendo a México. No hay certidumbre en cuanto al tiempo que estas condiciones económicas perdurarán. Si se llegan a dar otros ataques terroristas es probable que las condiciones económicas en los Estados Unidos y en general en el mundo se deteriorarían. Nuestros resultados operativos, nuestra condición financiera y nuestro negocio se pudieran ver afectados de manera material y adversa como resultado de dichos ataques terroristas potenciales. Dichos sucesos también pudieran tener un impacto adverso sobre el valor de mercado de nuestras acciones y ADSs.

Usted Podría Estar Impedido Para Ejecutar Sentencias en Nuestra Contra en los Tribunales Mexicanos

Somos una sociedad mexicana anónima de capital variable. La mayoría de nuestros consejeros y directivos son residentes en México, y la totalidad o la mayoría de los activos de nuestros consejeros y directivos y una parte considerable de nuestros activos están ubicados en México. Existe la posibilidad de que usted tenga dificultades para efectuar notificaciones judiciales a nuestra compañía, consejeros y directivos en los Estados Unidos, o, en forma más general, fuera de México, pudiendo no ser posible ejecutar sentencias civiles emitidas por tribunales extranjeros en México, incluyendo sentencias de responsabilidad civil basadas en la legislación Federal de Valores de los Estados Unidos en contra nuestra, de nuestros consejeros o de nuestros directivos. Nuestro Director Jurídico, Salvador Vargas Guajardo, nos ha informado que existe duda acerca de la ejecución de acciones iniciadas en tribunales mexicanos pero basadas únicamente en las leyes federales de valores de los Estados Unidos de América y en cuanto a la ejecución en tribunales mexicanos de sentencias de tribunales de Estados Unidos de América con base en acciones derivadas de responsabilidad civil de acuerdo a las leyes federales de valores de los Estados Unidos de América.

Riesgos Relacionados con Nuestra Compañía

La Presencia de Maíz y Trigo Genéticamente Alterados en Nuestros Productos Puede Tener un Impacto Negativo en Nuestras Ventas, Utilidades y en el Precio de Nuestra Acción

En atención a que nosotros no cultivamos nuestro propio maíz o trigo, tenemos la necesidad de adquirir dichos insumos de varios productores en Estados Unidos de América, México y en otros paises. Aún y cuando actualmente sólo compramos maíz y trigo proveniente de agricultores y almacenes de grano, que estén de acuerdo en suministrarnos con variedades aprobadas de grano, y examinamos y monitoreamos nuestro grano en busca de ciertos tipos de bacteria y el uso de ciertos químicos que no estén aprobados para consumo humano, es posible que involuntariamente hayamos adquirido maíz modificado genéticamente, mismo que no está aprobado para consumo humano. Lo anterior pudiera representar una recolección costosa y pudiera exponernos a potenciales demandas.

En años recientes varias denuncias y reclamaciones en su mayor parte en los Estados Unidos de América y en la Unión Europea, han argumentado que el uso de alimentos genéticamente modificados no son seguros para el consumo humano, tienen riesgo de dañar al medio ambiente y crean dilemas legales, éticos y sociales. Algunos países, en particular en la Unión Europea han instituido una moratoria de facto en la importación de granos producidos con base en semillas que han sido modificadas genéticamente. Algunos países han impuesto requisitos de etiquetado en productos alimenticios y de agricultura que han sido modificado genéticamente, por lo que dicho etiquetado puede afectar la aceptación de dichos productos en el mercado. En la medida en que podamos ser considerados como vendedor de productos alimenticios modificados genéticamente, lo anterior pudiera traer un impacto negativo significativo en nuestras ventas, utilidades o en el precio de nuestra acción y puede causar que paguemos un sobre – precio parar adquirir productos alimenticios que no estén sujetos a la citada modificación genética.

Las Denuncias con respecto a Argumentos de Presencia de Maíz Amarillo Starlink en Harina de Maíz Vendida por la Compañía Puede Ocasionar un Efecto Negativo Importante sobre Nuestra Rentabilidad

En octubre del 2000, dos de nuestras subsidiarias de Estados Unidos de América iniciaron una recolección voluntaria de todos aquellos productos de maíz amarillo en el mercado, remplazándolos con productos hechos a base de maíz blanco, en atención a la posibilidad de que dichos productos pudieran haber contenido Starlink, una proteína que no está aprobada para consumo humano en los Estados Unidos de América. Por tal razón en los Estados Unidos de América, durante un tiempo sólo vendimos productos hechos con maíz blanco, mismo que es más caro que el maíz amarillo.

Desde aquella fecha hemos sido demandados por varias personas que alegan haber sufrido daños como consecuencia de la presencia de esta proteína. No podemos garantizar que no seremos objeto de otras demandas sobre este tema o temas similares en el futuro. Sin embargo el riesgo se ha reducido por nuestros estrictos protocolos de pruebas y nuestro acuerdo con un tercero que nos indemnizará contra reclamaciones de consumidores que argumenten la presencia del maíz amarillo Star Link y la proteína Cry9C en nuestros productos..

Reducciones Adicionales en la Calificación de Nuestra Deuda Pueden Incrementar Nuestros Costos de Financiamiento

En noviembre de 1999, Standard & Poor's redujo la calificación de nuestra emisión de bonos no garantizados por U.S.$250 millones con vencimiento en el 2007 de triple-B-menos a doble-B-más. En septiembre del 2000, Moody's bajó la calificación de nuestra deuda de Ba1 a Ba2. Adicionalmente en Mayo del 2001, Standard & Poor's y Moody's redujeron la calificación crediticia corporativa de GRUMA a doble-B de doble-B-más. A pesar de que Standard & Poor's y Moody's cambiaron la perspectiva de GRUMA de negativa a estable en abril del 2002 y junio del 2002, respectivamente, cualquier disminución de calificación en un futuro podría causar que los costos de GRUMA respecto a nueva deuda se incrementaran, y consecuentemente esto podría afectar el precio de nuestra acción e incrementar nuestros costos financieros.

Variaciones en el Costo y en la Disponibilidad de Maíz, y en Menor Medida, del Trigo, Pudieran Afectar Nuestro Desempeño Financiero

Nuestro desempeño financiero depende del precio y de la disponibilidad del maíz, y en un menor grado, del precio y de la disponibilidad del trigo, al representar cada uno de dichos insumos 30% y 13% de nuestro costo ventas en el 2001, respectivamente. Los mercados mexicanos y los mercados a nivel mundial han experimentado etapas de exceso de oferta y períodos de escasez de maíz y de trigo, algunos de los cuales han causado impactos negativos en nuestros resultados de operación. Debido a dicha volatilidad, es posible que no siempre seamos capaces de trasladar el incremento en costos a los consumidores en la forma de un aumento de precios. No siempre podemos predecir cuando surgirán excesos de oferta o períodos de escasez de maíz y de trigo. Además, según se describió anteriormente, las acciones futuras del Gobierno Mexicano u otras acciones de carácter nacional podrían afectar la disponibilidad y el precio del maíz y del trigo. Cualesquier evento adverso o negativo en los mercados nacionales e internacionales del maíz y del trigo pudiera tener un efecto material adverso en nuestros negocios, condición financiera y resultados de operación y prospectos.

Hemos Experimentado Pérdidas en PRODISA, Nuestras Operaciones de Tortilla Empacada en México

Hemos experimentado pérdidas operativas en PRODISA, nuestras operaciones de tortilla empacada en México, que ascienden a Ps.286 millones en 1999 y 2000 y de Ps. 216 millones en el 2001. A pesar de que las pérdidas operativas de PRODISA fueron en parte resultado de la operación del pan el cual se descontinuó en noviembre del 2001, no podemos garantizar que PRODISA reportará mejoras en sus utilidades en el futuro próximo.

Riesgos relacionados con Venezuela y los Estados Unidos de América

El Gobierno de Venezuela Intenta Mantener la Estabilidad Económica; Así mismo la Creciente Especulación Pública sobre Posibles Medidas Futuras, Pudieran Contribuir de Manera Importante a la Incertidumbre Económica en Venezuela

Nuestras operaciones en Venezuela representaron aproximadamente 14% de nuestras ventas netas en el 2001. El actual presidente, Hugo Chávez Frías, quién encabezó uno de los dos golpes de Estado en 1992, fue electo Presidente en 1998. La nueva Constitución política que entró en vigor en diciembre de 1999, contempló nuevas elecciones, mismas que se llevaron a cabo en julio 20 del 20000. Chávez Frías fue reelegido por un período de seis años. Su elección, como candidato del Movimiento Quinta República o "MRV" representa un cambio radical en la población Venezolana acostumbrada a los partidos políticos tradicionales. Las posteriores elecciones en el congreso lograron que el MRV obtuviera control en el poder legislativo. Por consecuencia, es difícil y prematuro determinar la naturaleza de las nuevas políticas que ésta administración pudiera adoptar hacia el sector privado en general y hacia nuestro negocio en particular. Nuestra condición financiera y nuestros resultados de operación pueden verse afectados negativamente por dichas políticas.

Históricamente, el Gobierno Venezolano ha ejercido una influencia significativa en la economía de aquel país. Aún y cuando en los últimos cinco años, el Gobierno Venezolano ha encabezado en forma intermitente programas de reforma que buscan disminuir su participación en la economía, el gobierno continúa influyendo en la economía de Venezuela. Dichos programas versan sobre controles a la inflación y ajustes al tipo de cambio del bolívar, la moneda venezolana. Es probable que dichas acciones continúen teniendo un efecto mayor en las entidades venezolanas, en las condiciones de mercado, en los precios, y en la rentabilidad de valores que traen aparejados riesgos de Venezuela.

El 12 de febrero de 2002, el gobierno venezolano optó por liberar la flotación de su moneda, terminando así con un régimen de cinco años durante el cual permitía que el bolívar solo se moviera dentro de una determinada banda de flotación. El gobierno venezolano tomó esta decisión como consecuencia de la severa presión en el tipo de cambio y una substancial erosión de las reservas internacionales. La fuga de capitales se aceleró desde el 2001 conforme se deterioraba el clima política y económico. La flotación de la moneda a aliviado la presión sobre la cuenta externa y el déficit fiscal, sin embargo esto a llevado a una mayor inflación y podría llevar a la economía a una recesión este año. Desde el 12 de febrero de 2002, el bolívar se a depreciado en contra del dólar de EU. El 11 de febrero de 2002, la tasa de cambio del bolívar al medio día en Nueva York, para transferencias electrónicas publicada el Banco de la Reserva Federal en Nueva York fue de 796.00 bolívares por un dólar de EUA(US$1.00). El 18 de junio del 2002 el tipo de cambio de compra al medio día para los bolívares fue de 1,219.00 por US$1.00. Ya que una parte de nuestras ventas se denomina en bolívares, nuestra condición financiera y resultados de operación pudieran verse afectados de manera adversa por la devaluación del bolívar.

La Reciente Inestabilidad Civil y Política en Venezuela Pudieran Tener un Impacto Adverso Sobre Nuestras Operaciones

Durante las primeras dos semanas de abril del 2002 la inestabilidad política y civil invadieron a Venezuela. Aún y cuando nuestras operaciones no se han visto afectadas de manera importante por esta incertidumbre política, la situación política en Venezuela se mantiene inestable. Existe un riesgo que la continuación o el agravamiento de estas condiciones pudieran afectar nuestro negocio futuro, nuestras operaciones, nuestra condición financiera y nuestros resultados operativos de manera significativa y adversa.

Es Posible que No Podamos Mantener Nuestro Margen de Utilidad en los Estados Unidos de América Ante un Medio Ambiente Detallista Consolidado

Las ventas netas en los Estados Unidos de América representaron 42% de nuestras ventas totales en el 2001. Mientras la actividad comercial en supermercados continúa consolidándose y nuestros consumidores minoristas crecen en número y se hacen más sofisticados, nuestros consumidores minoristas requieren menores precios y un mayor número de programas promocionales. Existe el riesgo que no podremos mantener nuestro margen de utilidad bajo este entorno.

Riesgos Relacionados con Nuestros Socios Mayoritarios y la Estructura de Capital

Los Tenedores de ADSs Podrían Estar Impedidos de Ejercer su Voto en las Asambleas de Accionistas.

Nuestras acciones, en formato de ADSs, cotizan en el "*New York Stock Exchange*". No se puede asegurar que los tenedores de nuestras acciones a través de las ADSs recibirán notificaciones de las asambleas de accionistas por parte de nuestro Depositario de ADSs con el tiempo suficiente requerido para permitir a dichos tenedores devolver sus instrucciones de voto a nuestro Depositario de ADSs de manera oportuna. Bajo ciertas circunstancias, tendríamos la discreción de designar como apoderados a cualquier persona para votar las acciones que soportan los ADSs.

Los Tenedores de ADSs no Tienen Derecho de Asistir a las Asambleas de Accionistas y Solamente Pueden Votar por Medio del Depositario.

Bajo las leyes mexicanas, un accionista está obligado a depositar sus acciones con un custodio mexicano a fin de asistir a la asamblea de accionistas. Un tenedor de ADSs no podría cumplir con este requisito, y por ende no tendría derecho de asistir a la asamblea de accionistas. Un tenedor de ADSs tiene derecho a dar instrucciones al depositario sobre la manera en que deberá votar en las acciones representadas por los ADSs, de acuerdo con los procedimientos establecidos en el contrato de depósito, pero un tenedor de ADSs no podrá votar sus acciones directamente en la asamblea de accionistas o nombrar a un apoderado para tal fin.

Los Tenedores de ADSs Podrían estar Impedidos de Participar en Cualquier Oferta Futura de Derechos Preferentes y Como Resultado Podrían estar Sujetos a una Disminución de su Porcentaje de Capital Social.

Bajo las leyes mexicanas, si emitimos nuevas acciones a cambio de efectivo como parte de un aumento de capital, generalmente tenemos la obligación de ofrecer a nuestros accionistas el derecho de suscribir suficiente número de acciones para conservar su porcentaje de tenencia accionaria. El derecho de adquirir acciones en estas circunstancias se denomina derecho de preferencia. Legalmente no podemos permitirle a los tenedores de nuestras acciones mediante ADSs en los Estados Unidos ejercer cualquier derecho de preferencia en cualquier aumento de capital futuro al menos que (i) presentemos un registro ante la "*Securities and Exchange Commission*" (Comisión de Valores e Intercambio) o "SEC" de los Estados Unidos en relación con la futura emisión de acciones o (ii) la oferta califique para una exención de los requisitos de registro bajo las "*Securities Acts*". En el momento en que se presenten futuros aumentos de capital social, evaluaremos los costos y obligaciones potenciales asociados con la presentación de un registro formal con la SEC, así como los beneficios del derecho de preferencia a los tenedores de nuestras acciones por medio de ADSs en los Estados Unidos y otros factores que consideremos importantes para determinar si debemos presentar un registro formal.

No estamos obligados a, y no podemos garantizar que efectivamente presentaremos un registro formal ante la SEC a fin de permitir a nuestros tenedores de acciones por medio de ADSs en los Estados Unidos participar en la oferta de derechos preferentes. Adicionalmente, bajo las actuales leyes mexicanas, la venta de los derechos de preferencia por parte del Depositario de ADSs y la distribución de la utilidad proveniente de dicha venta a los tenedores de las acciones de la Sociedad por medio de ADSs no es posible. Como resultado, la tenencia accionaria de los tenedores de las acciones de la Sociedad por medio de ADSs podría ser diluida proporcionalmente y es posible que dichos tenedores no reciban compensación económica alguna.

Las Protecciones Concedidas a los Accionistas Minoritarios en México son Diferentes a las de Estados Unidos

Bajo las leyes mexicanas, las protecciones proporcionadas a los accionistas minoritarios son diferentes a las de Estados Unidos. En particular, la ley relacionada con las obligaciones fiduciarias de los consejeros y accionistas de control no está bien desarrollada y existen diferentes requisitos de procedimiento a fin de entablar demandas de accionistas. Como resultado, en la práctica podría ser más difícil para nuestros accionistas minoritarios ejercer sus acciones en contra nuestra o de nuestros consejeros o accionistas mayoritarios, de lo que sería para un accionista de una sociedad estadounidense.

Tenemos un Número Significativo de Transacciones con Empresas Afiliadas, que Podrían Generar Potenciales Conflictos de Interés

Hemos obtenido financiamientos a largo plazo de una subsidiaria de Grupo Financiero Banorte, S.A. de C.V., una institución financiera en la cual tenemos una participación superior al 11% de su capital social. Adquirimos una parte de nuestro inventario de materia prima de nuestro accionista y empresa afiliada Archer-Daniels-Midland Company o Archer-Daniels-Midland. Durante 1999 , 2000 y 2001 adquirimos US $62 millones, US$75 millones and US$74 millones, respectivamente. Las transacciones con empresas afiliadas pueden crear potenciales conflictos de interés.

Las Fluctuaciones en Tipo de Cambio Pueden Afectar el Valor de Nuestras Acciones

Las variaciones en tipo de cambio entre el Peso y el Dólar de EUA con certeza afectarán el valor en dólares de una inversión en nuestras acciones, en nuestros dividendos y en cualesquier otra distribución que llegará a efectuarse derivadas de nuestras acciones.

Nuestros Estatutos Restringen la Habilidad de Ciudadanos que No Sean Mexicanos de Invocar la Protección de sus Gobiernos en Relación a sus Derechos como Accionistas de Nuestra Empresa

Tal y como lo dispone la ley mexicana, nuestros estatutos establecen que los accionistas que no sean ciudadanos mexicanos, serán considerados como ciudadanos mexicanos con respecto a su participación en Gruma, S.A. de C.V. y se entenderá que han estado de acuerdo en no invocar la protección de sus gobiernos en ciertas circunstancias. Bajo esta disposición, se entenderá que un accionista que no sea ciudadano mexicano está de acuerdo en no invocar la protección de su propio gobierno y a no solicitar que dicho gobierno interponga una denuncia diplomática contra el gobierno mexicano en relación a los derechos de dicho accionista en su carácter de tenedor de valores, pero sin embargo no se entiende que ha renunciado a otros derechos que pudiera tener, incluyendo aquellos derechos derivados de las leyes de valores de los Estados Unidos, con respecto a su inversión en Gruma, S.A. de C.V. Si usted invoca dicha protección gubernamental en contra de lo dispuesto por dicho acuerdo, su participación accionaria podría ser cedida en beneficio del gobierno mexicano.

Nuestro Accionista Mayoritario Ejerce un Control Substancial sobre Nuestra Empresa

Al 30 de abril del 2002, Roberto González Barrera controlaba directa o indirectamente aproximadamente el 52.6% de nuestras acciones en circulación. En consecuencia, el Sr. González Barrera tiene la facultad de elegir a la mayoría de nuestros miembros del Consejo y determinar el resultado de la mayoría de las acciones que requieran la aprobación de nuestros accionistas. Los intereses del Sr. González Barrera pueden diferir de aquellos del resto de nuestros accionistas.

El Sr. González Barrera ha otorgado en prenda partes de sus acciones en nuestra empresa para garantizar ciertos créditos bancarios que tiene a su favor. Si los acreedores ejercieran sus derechos con respecto a todas o parte de dichas acciones, el Sr. González Barrera pudiera perder el control sobre nosotros y se podría ocasionar un cambio de control. Adicionalmente, lo anterior pudiera generar un incumplimiento en algunos de nuestros contratos de crédito y pudiera tener un efecto material negativo sobre nuestros negocios, situación financiera, resultados de operación, y prospectos.

Nuestro Socio Estratégico Archer-Daniels-Midland, Tiene Influencia en Algunas de las Decisiones Corporativas

Archer-Daniels-Midland es propietario, directa o indirectamente, de aproximadamente un 29.2% de nuestras acciones en circulación. Sin embargo, una parte de dicha participación es detentada a través de una sociedad mexicana en propiedad conjunta con el Sr. González Barrera, quien tiene la facultad exclusiva de determinar el voto de dichas acciones. Así, Archer-Daniels-Midland solamente tiene el derecho a voto con respecto a 23.7% de nuestras acciones en circulación. Asimismo, Archer-Daniels-Midland tiene el derecho de designar a dos de los trece miembros del Consejo de Administración y a sus respectivos suplentes. Sujeto a ciertos requisitos bajo ley mexicana, Archer-Daniels-Midland también puede presentar demandas civiles en contra de los Consejeros, miembros del Comité de Auditoría y el Comisario por incumplimiento de obligaciones; designar a un Comisario, oponerse judicialmente a resoluciones aprobadas en asambleas de accionistas; solicitar diferir cualquier voto sobre un asunto en el cual no crea que se ha informado de manera suficiente. Como consecuencia, Archer-Daniels-

Midland puede influir en el resultado de algunas acciones que requieren de la aprobación de nuestros accionistas o de nuestro Consejo de Administración. El Sr. González Barrera y Archer-Daniels-Midland se han otorgado mutuamente, sujeto a varias condiciones específicas, derechos de preferencia con respecto a sus tenencias accionarias en nuestra compañía.

Nuestra Relación con Archer-Daniels-Midland Se Puede Deteriorar y Dañar o Afectar Nuestro Desempeño

Archer-Daniels-Midland es propietaria, directa o indirectamente, de aproximadamente 29.2% de nuestras acciones circulantes y una participación de 5% en Molinos Nacionales, C.A o Monaca, 40% en Molinera de México, S.A. de C.V., o Molinera de México, y 20% en Azteca Milling, L.P. o Azteca Milling. Estas subsidiarias representan el 29% de nuestros ingresos. Aún y cuando tenemos una tenencia controladora en dichas subsidiarias, en estas subsidiarias, en ambas, Azteca Milling y Molinera de México, tenemos la obligación de obtener la cooperación y el consentimiento de Archer-Daniels-Midland con respecto a ciertas decisiones que se requieren para aumentar nuestros gastos de capital y para implementar y ampliar nuestras estrategias de negocio.

No podemos garantizar que nuestra relación con Archer-Daniels-Midland será armoniosa y exitosa. La falta de acuerdos con Archer-Daniels-Midland pudieran impedir la ejecución de nuestra estrategia, y consecuentemente podríamos estar en una desventaja competitiva.

Somos una Controladora de Acciones que Depende de Dividendos y de Otros Fondos de Subsidiarias Para Dar Servicio a Nuestra Deuda

Somos una empresa controladora sin activos significativos excepto por las acciones de nuestras subsidiarias. Como resultado, nuestra habilidad de afrontar nuestras obligaciones de crédito depende principalmente de recibir fondos suficientes de nuestras subsidiarias. Bajo las leyes mexicanas, las sociedades únicamente pueden pagar dividendos:

- De utilidades incluidas en los estados financieros anuales que se aprueban por los accionistas en una asamblea debidamente convocada;
- Una vez que las pérdidas existentes aplicables a años anteriores hayan sido recuperadas o absorbidas por el capital social;
- Después de que por lo menos el 5% de las utilidades netas del año fiscal en cuestión hayan sido destinadas a una reserva legal hasta que el monto de dicha reserva sea equivalente al 20% del capital pagado de la sociedad; y
- Una vez que los socios hayan aprobado el pago de los dividendos en cuestión en una asamblea debidamente convocada.

Adicionalmente, Gruma Corporation, está sujeta a ciertas obligaciones contenidas en algunos de sus contratos de deuda y arrendamiento, mismas que parcialmente restringen la cantidad de dividendos que pueden ser pagados, y nos limitan las contribuciones o préstamos que pudiéramos recibir, además de requerir el mantenimiento de razones financieras y balances específicos.

Somos propietarios del 83% de las acciones en circulación de Grupo Industrial Mesaca, S.A. de C.V., o GIMSA, del 95% de Monaca, del 50% de Derivados de Maíz Seleccionado, S.A. o Demaseca, 80% de Azteca Milling (a través de Gruma Corporation), y del 60% de Molinera de México. Por consecuencia, sólo tenemos el derecho a recibir nuestra proporción a prorrata de los dividendos que decreten dichas subsidiarias.

4. Otros Valores Inscritos en el RNV

La compañía no cuenta con otros valores inscritos en el RNV. En los últimos dos ejercicios la compañía ha entregado en forma completa y oportuna los informes sobre eventos relevantes, así como la información jurídica y financiera que está obligada a presentar de forma periódica de acuerdo a la ley.

5. Cambios Significativos a los Derechos de Valores Inscritos en el RNV

NO APLICA

6. Destino de los Fondos

NO APLICA

II. LA COMPAÑÍA

1. Historia y Desarrollo del Emisor

Gruma, S.A de C.V. es una sociedad anónima de capital variable registrada el día 24 de diciembre de 1971 en la ciudad de Monterrey, México al amparo de la Ley General de Sociedades Mercantiles con una duración de 99 años. Nuestro nombre o razón social completa es Gruma, S.A. de C.V., pero también se nos conoce por nuestros nombres comerciales: Gruma y Maseca. El domicilio de nuestras oficinas principales es Calzada del Valle Ote. 407, Colonia del Valle, San Pedro Garza García, Nuevo León, 66220 México y nuestro teléfono es (52) 818 3 99 33 00. Nuestro domicilio social es Reforma No. 300, 6 Piso, Col. Juárez, México D.F., CP 06600.

Somos el mayor productor y distribuidor de tortilla y de harina de maíz en el mundo. Con base en la cifras de producción y de ventas, somos uno de los productores y distribuidores más grandes de tortillas y de harina de maíz en Estados Unidos de América, el productor líder de harina de maíz y harina de trigo en México y el segundo productor más grande de harina de maíz y trigo en Venezuela. Somos además el mayor productor de harina de maíz y tortillas en Centroamérica.

Nuestro enfoque ha sido y continua siendo la expansión eficiente y rentable de nuestro negocio principal – la producción de harina de maíz, tortilla y harina de trigo. Somos pioneros en el sistema de producción de tortilla con base en el método seco de harina de maíz, mismo que ofrece varias ventajas sobre el antiguo método de siglos atrás de masa húmeda. Estas ventajas incluyen aumentos en el rendimiento de la producción, baja en los costos de producción, una calidad de producto más uniforme y una vida de anaquel más larga. El método de producción de harina de maíz ofrece oportunidades significativas de crecimiento. Al utilizar nuestra tecnología y método de producción, buscamos que los productores de tortillas cambien al método de producción de harina de maíz. Además esperamos aumentar la presencia de otras unidades de nuestro negocio, incluyendo tortilla empacada en Estados Unidos de América, México, Centroamérica y Europa, y harina de trigo en México y Venezuela.

La siguiente tabla refleja nuestros ingresos por mercado geográfico para los años concluidos el 31 de diciembre de 1999, 2000 y del 2001.

Año terminado el 31 de diciembre del,

(en millones de Pesos constantes al 31 de diciembre del 2001)

	1999		2000		2001	
Estados Unidos (incluye operaciones europeas)..........	Ps.	7,891	Ps.	8,136	Ps.	7,814
México		6,490		6,277		6,457
Venezuela............................		1,337		2,798		2,495
Centroamérica		995		1,063		1,054
Total......................	**Ps.**	**16,713**	**Ps.**	**18,274**	**Ps.**	**17,820**

Historia e Información del Desarrollo de Nuestra Empresa

Fuimos fundados en 1949, cuando Roberto González Barrera, nuestro actual Presidente del Consejo de Administración comenzó a producir y a vender harina de maíz en el noreste de México como un ingrediente alternativo en la producción de tortillas. Durante más de 50 años hemos revolucionado la forma y la escala en la que se producen y venden tortillas y otros productos de maíz en México y a nivel mundial.

Antes de nuestra fundación, todas las tortillas de maíz eran producidas utilizando un proceso antiguo que poco había cambiado desde la época de los Aztecas. El ingrediente principal en las tortillas es la masa de maíz, que puede ser preparada en una de dos maneras: a través del método tradicional ("método tradicional") en el cual una porción de maíz es hervido en una solución de cal con agua, después de lo cual el maíz húmedo y ya cocido es molido hasta obtener la masa de maíz, o a través de un proceso de molienda que produce harina de maíz seca la cual puede ser convertida en masa al agregar agua (el "método de harina de maíz"). Nosotros somos de la opinión de que la preparación de tortillas utilizando el método de harina de maíz presenta mayores ventajas, incluyendo mayor eficiencia y una calidad más alta.

Para la fabricación de harina de maíz, desarrollamos un método que utiliza molinos de martillo sofisticados que muelen el maíz a harina de consistencia muy fina y que se le denomina MASECA®. El maíz de Maseca es posteriormente vertido en una serie de filtros, después se combina con agua y con otros ingredientes convencionales y se cuece posteriormente. Este proceso único, hace que la calidad de las tortillas sea consistente y listas para su consumo. Este proceso ha generado un singular ímpetu de crecimiento que ha resultado en la expansión de la producción y venta de harina de maíz y tortillas en México, Estados Unidos, Centroamérica, Europa y Venezuela. Asimismo, hemos diversificado nuestro portafolio de productos al incluir harina de trigo en México y Venezuela.

Los siguientes son algunos eventos significativos en el desarrollo de nuestra empresa:

- **En 1949** fundamos Grupo Industrial Maseca, S.A. de C.V. ("GIMSA"), empresa dedicada principalmente a la producción, distribución y venta de harina de maíz en México. La harina de maíz de GIMSA se usa principalmente para la preparación de tortillas y otros productos relacionados. GIMSA es pionero en el método seco de harina de maíz para producir tortillas , lo que resulta en una mayor eficiencia y consistencia de productos que contrasta con el antiguo método con siglos de vigencia conocido como el método de masa húmeda o método tradicional. Somos el mayor productor de harina de maíz en México con una participación de mercado en el segmento de harina de maíz de aproximadamente 70% en el año 2001.

- **En 1973** incursionamos en el mercado de Centroamérica con nuestra primera operación de harina de maíz en Costa Rica. Hoy producimos y vendemos harina de maíz en Costa Rica, Guatemala, Honduras y en El Salvador, y exportamos harina de maíz a Nicaragua. Hoy producimos en, menor escala, tortillas y frituras y también cultivamos y vendemos corazones de palmito y arroz.

- **In 1977** entramos al mercado de Estados Unidos de América produciendo tortillas empacadas. Nuestras operaciones han crecido a otros segmentos tales como la harina de maíz y otros productos relacionados con la tortilla. En Estados Unidos de América somos uno de los productores y distribuidores más grandes de harina de maíz y de tortillas empacadas.

- **En 1993** entramos en el mercado venezolano de harina de maíz a través de una inversión en Derivados de Maíz Seleccionado, C.A. ("DEMASECA"), una sociedad Venezolana dedicada a la producción de harina de maíz. En 1998 aumentamos nuestra participación accionaria al 50%. En agosto de 1999, con la adquisición de Molinos Nacionales, C.A. ("MONACA"), el segundo productor nacional de harina de maíz y de trigo en Venezuela, aumentamos significativamente nuestra presencia en el mercado venezolano. En el 2001, continuamos siendo el segundo mayor productor de harina de maíz y de trigo en ese país.

- **En 1994** iniciamos nuestras operaciones de tortillas empacadas en México como parte de nuestra estrategia de diversificarnos en nuestras líneas de productos en México y lograr una integración vertical en nuestras operaciones de harina de maíz capitalizando nuestra experiencia en la producción y distribución de tortillas empacadas en Estados Unidos de América.

- **En 1996** fortalecimos nuestra presencia en el mercado de harina de maíz en los Estados Unidos de América a través de una asociación con Archer-Daniels-Midland Company ("Archer-Daniels-Midland"). A través de esta asociación combinamos nuestras operaciones existentes de harina de maíz y fortalecimos nuestra posición el mercado de la harina de maíz de los Estados Unidos de América. Esta asociación también nos permitió entrar al mercado de la harina de trigo en México al adquirir el 60% de interés accionario de las operaciones en México de harina de trigo. Hemos ampliado nuestra presencia en este mercado al adquirir todas o una parte de algunos otros molinos de trigo.

- **De 1997 al 2000** iniciamos un significativo proyecto de expansión de nuestras plantas productivas. Durante este período adquirimos varias plantas de harina de trigo en México. También ampliamos dos plantas de harina de maíz y construimos una planta de pan en México. También adquirimos dos plantas de tortillas actualmente en operación en los Estados Unidos de América y construimos tres plantas en Estados Unidos. También aumentamos la capacidad de la planta de harina de maíz en Honduras, construimos una planta de harina de maíz en El Salvador y construimos una planta de pan congelado en Costa Rica. También terminamos la construcción de una planta de tortillas en Coventry, Inglaterra.

- En el 2001, como consecuencia de nuestro detallado análisis de nuestro portafolio descontinuamos nuestras operaciones de pan en México, Centro América y Estados Unidos. En noviembre de 2001, vendimos nuestro negocio de pan en Centro América y el equipo para la manufactura de pan de nuestras operaciones en México a Grupo Industrial Bimbo, S.A. de C:V. en US$70 millones. Además, en febrero del 2002 vendimos algunos activos de nuestras operaciones de pan en los Estados Unidos en US$ 0.3 millones.

Subsidiarias

Somos una compañía tenedora de acciones y llevamos a cabo nuestras operaciones a través de nuestras subsidiarias. La tabla adjunta indica nuestras subsidiarias más importantes.

Nombre de la Compañía	Principales Mercados	Jurisdicción de Incorporación	Porcentaje de Tenencia Accionaria[1]	Productos/ Servicios
Operaciones Mexicanas				
Grupo Industrial Maseca, S.A. de C.V. ("GIMSA")	México	México	83%	Harina de
Molinera de México, S.A. de C.V. ("Molinera de México")	México	México	60	Harina de Trigo
Productos y Distribuidora Azteca, S.A. de C.V. ("PRODISA")	México	México	100	Tortillas Empacadas
Operaciones en Estados Unidos de América				
Gruma Corporation	Estados Unidos de América	Nevada	100	Tortillas Empacadas, otros productos relacionados de Maíz
Azteca Milling[2]...................	Estados Unidos de América	Texas	80	Harina de Maíz

Operaciones en Centroamérica

Nombre de la Compañía	Principales Mercados	Jurisdicción de Incorporación	Porcentaje de Tenencia Accionaria[1]	Productos/ Servicios
Gruma Centro América, S.A.	Costa Rica, Honduras, Guatemala, El Salvador , Nicaragua	Costa Rica	100	Harina de Maíz, Tortillas Empacadas, Snacks, Palmito y Arroz
Operaciones en Venezuela[3]				
Molinos Nacionales, C.A. ("MONACA")	Venezuela	Venezuela	95	Harina de Maíz y Trigo, otros productos
Derivados de Maíz Seleccionado, C.A. ("DEMASECA")	Venezuela	Venezuela	50	Harina de Maíz
Otras Subsidiarias				
Investigación de Tecnología Avanzada, S.A. de C.V ("INTASA")	México	México	100%	Construcción, Operaciones de Tecnología y Equipos

(1) Porcentaje de tenencia accionaria detentada por nosotros en forma directa o indirecta a través de subsidiarias
(2) Una sociedad de responsabilidad limitada entre Gruma Corporation (80%) y Archer-Daniels-Midlan (20%)
(3) En conjunto a estas subsidiarias se les refiere como "las Operaciones en Venezuela" u "Operaciones Venezolanas".

Nuestras subsidiarias representaron los siguientes porcentajes y montos de nuestras ventas netas totales en millones de pesos constantes al 31 de diciembre del 2001, para los años que terminaron el 31 de diciembre de 1999, 2000 y 2001.

	Año terminado el 31 de diciembre del,					
	1999		2000		2001	
	En Millones de Pesos	Porcentaje de las Ventas Netas	En Millones de Pesos	Porcentaje de las Ventas Netas	En Millones de Pesos	Porcentaje de las Ventas Netas
Gruma Corporation..............	Ps. 7,360	44%	Ps. 7,841	43%	Ps. 7,749	44%
GIMSA..............................	5,579	33	4,987	27	4,680	26
Operaciones en Venezuela	1,337	8	2,798	15	2,473	14
Molinera de México............	1,132	7	1,429	8	1,464	8
Gruma Centro América........	995	6	1,063	6	1,054	6
PRODISA...........................	252	2	385	2	379	2
Otras (y eliminaciones).......	58	0	(230)	(1)	21	0

Asociación con Archer-Daniels-Midland

En septiembre de 1996 pactamos una asociación con Archer-Daniels-Midland. Siendo uno de los refinadores de maíz, procesadores de maíz, aceite y molinos de harina más grandes del mundo, Archer-Daniels-Midland produce, procesa, transporta y exporta productos agrícolas en todo el mundo. A través de nuestra asociación, ampliamos nuestras operaciones en Estados Unidos de América y obtuvimos acceso a la extensa y eficiente red de compra, manejo y transportación de maíz de Archer-Daniels-Midland. Nosotros estamos convencidos que esta asociación ha mejorado nuestra posición en el mercado de harina de maíz de los Estados Unidos de América al combinar nuestra tecnología de harina de maíz, nuestra posición líder en la industria de la harina de maíz y nuestra experiencia operativa con los recursos logísticos y con la solidez financiera de Archer-Daniels-Midland. Además nuestra asociación nos otorgó presencia inmediata en una nueva avenida de crecimiento a través del mercado mexicano de la harina de trigo.

Como resultado de esta asociación, recibimos el 80% de la participación accionaria de nuestras operaciones de harina de maíz en Estados Unidos y el 60% de las operaciones de los molinos de trigo de Archer-Daniels-Midland en México. También obtuvimos derechos exclusivos por parte de Archer-Daniels-Midland en mercados específicos de harina de maíz y de harina de trigo. A cambio, Archer-Daniels-Midland recibió aproximadamente el 22% del total de nuestras acciones en circulación, y el 20% de nuestras operaciones combinadas de harina de maíz en los Estados Unidos de América. Archer-Daniels-Midland también obtuvo el derecho a designar dos de los trece miembros de nuestro Consejo de Administración. Archer-Daniels-Midland y nosotros, exclusivamente a través de las subsidiarias en las que ambos participamos producimos y distribuimos harina de trigo en México y harina de maíz en Estados Unidos de América. Actualmente Archer-Daniels-Midland es dueño, directa o indirectamente, de aproximadamente el 29.2% de nuestras acciones en circulación.

Estrategia

Nuestra estrategia para crecimiento es enfocarnos en nuestro negocio principal - la fabricación de tortillas y harina de maíz - y capitalizar nuestra posición líder en la industria de la harina de maíz y tortilla. Nuestra estrategia incluye los siguientes elementos clave:

- *Fomentar la transición del Método Tradicional al Método de Harina de Maíz en México*: Continuamos considerando que la transición del método tradicional al método de harina de maíz para hacer tortillas es la oportunidad principal para aumentar nuestras ventas de harina de maíz. Continuaremos fomentando esta transición a través de la mejora de nuestro servicio a clientes, publicidad y promoción de nuestra harina de maíz marca MASECA, así como aumentar a través de endeudamiento su capacidad de producción y sus cadenas de distribución en México, los Estados Unidos de América, Centro América y Venezuela.

- *Crecer en los Mercados Emergentes de Tortilla al menudeo y Servicio de Alimentos en los Estados Unidos de América*: Somos de la opinión de que el tamaño y crecimiento de los mercados de tortilla al menudeo y servicio de alimentos en los Estados Unidos de América nos ofrecen oportunidades importantes de crecimiento.

- *Desarrollar la Primer Marca Nacional de Tortilla en los Estados Unidos de América*: Pretendemos desarrollar la marca de tortilla MISSION® de Gruma Corporation como la primer marca nacional de tortilla, a través de mayores esfuerzos por construir el reconocimiento del nombre comercial y además expandiendo y utilizando la cadena de distribución de Gruma Corporation, primeramente en nuestros mercados actuales, donde creemos existe potencial para mayor crecimiento, y segundo, en mercados en los que Gruma Corporation actualmente no tiene una presencia importante pero en los que creemos que actualmente existe una demanda importante de tortillas.

- *Desarrollar nuestro negocio de Tortilla Complementaria en Paquete*: Pretendemos continuar el desarrollo de nuestros negocios complementarios en México y Centro América, mediante el crecimiento de nuestras operaciones relacionadas con la tortilla en paquete, actividad que se beneficia de nuestros conocimientos y capacidad en cuanto a fabricación y distribución. Pretendemos continuar desarrollando este mercado, enfocando nuestros esfuerzos principalmente en la región Noreste de México.

- *Mejorar las Eficiencias Operativas*: Tenemos significativas oportunidades de reducción de costos y gastos en nuestras áreas administrativas, las que nos dan oportunidad de mejorar nuestros márgenes y flujo de efectivo a mediano plazo. Una de las maneras en que estamos logrando lo anterior es implementar el concepto de servicios compartidos para estar en posibilidades de lograr mayores eficiencias por medio de sistemas de información tecnológica. Anticipamos que estos esfuerzos nos permitirán lograr ahorros importantes y mayor rentabilidad. También pretendemos continuar nuestros esfuerzos de investigación y con el objetivo de seguir mejorando la eficiencia de nuestra tecnología propietaria de producción de harina de maíz y tortilla, misma que creemos nos proporciona una ventaja importante sobre nuestros competidores.

- *Capitalizar sobre Nuestra Infraestructura Existente*. Pretendemos seguir una estrategia de crecimiento rentable y capitalizar sobre infraestructura ya existente y continuar nuestra búsqueda para mejorar eficiencias operativas. Considerando que casi todas nuestras subsidiarias cuentan con suficiente capacidad instalada, anticipamos que la gran parte de nuestras inversiones en el 2002 se destinarán a la actualización tecnológica. También anticipamos que agregaremos mayor capacidad productiva al sumar nuevas líneas de productos en lagunas de nuestras instalaciones existentes.

Inversiones y Ventas de Activos o Acciones

Nuestros gastos de capital para los años 1999, 2000 y 2001 fueron del orden de US$320 millones, US146 millones y US$68 millones, respectivamente. Nuestros gastos de capital incluyen inversiones en propiedades, planta y equipo, adquisiciones de nuevas plantas, marcas e inversiones en acciones ordinarias. En el año 2000, terminamos nuestro programa de expansión a cuatro años que requirió un gasto de capital de aproximadamente US$800 millones. Este gran programa de expansión fue financiado principalmente a través de recursos prestados y contribuciones de capital. Debido a que estos gastos nos han permitido ampliar nuestra capacidad de producción, en el 2001 nos enfocamos más a un crecimiento moderado, reduciendo nuestros gastos de capital. Considerando que el programa de inversión 1997-2000 se había completado, en el 2001 redujimos de manera importante nuestra inversión de capital. Inversiones de aproximadamente US$68 millones (incluyendo US$17 millones para ejercer la opción de compra en ciertos equipos arrendados por Gruma Corporation) fueron substancialmente menores a los aproximadamente US$146 millones reportados en el 2000 y principalmente se destinaron a la actualización tecnológica. Anticipamos financiar estos gastos a través de nuestro propio flujo de efectivo. Para mayor información acerca de nuestros gastos de capital, por favor revisen la subsidiaria específica.

La siguiente tabla muestra la cantidad total de nuestras inversiones durante los periodos que se indican.

	Año que finalizó el 31 de diciembre de		
	1999	2000	2001
		(millones de dólares EUA)	
Gruma Corporation	$ 121.8	$ 67.6	$ 43.3
GIMSA	13.8	4.5	0.4
Operaciones Venezolanas	101.0	6.9	6.3
Molinera de México	17.7	40.7	4.4
Gruma Centro América	26.7	16.6	6.2
PRODISA	33.3	1.9	0.9
Otros y ajustes	5.7	8.2	6.8
Total consolidado	$ 320.0	$ 146.4	$ 68.4

(1) Los montos con relación a algunas de las inversiones de capital fueron pagadas en monedas distintas al dólar de EUA. Estos montos se convirtieron a dólares de EUA al tipo de cambio vigente en la fecha en que la inversión se hace. Como consecuencia los montos en dólares de EUA en las tabla de arriba pueden no ser comparables con la información reflejada en otras Secciones en este Reporte Anual.

Para mayor información acerca de las inversiones de cada subsidiaria, por favor revisen las secciones que se titulan "Operaciones e Inversiones" bajo la sección correspondiente.

2. Descripción del Negocio

A. Actividad principal Canales de distribución, Principales clientes e Información del mercado, Descripción de sus Principales Activos

Operaciones en México

Panorama General

Nuestro negocio más grande en México es la producción y venta de harina de maíz, misma que llevamos a cabo a través de nuestra subsidiaria GIMSA. A través de nuestra asociación con Archer-Daniels-Midland, hemos incursionado en el mercado de los molinos de trigo en México. Asimismo, PRODISA fabrica y distribuye tortilla empacada. Nuestras otras subsidiarias llevan a cabo investigación y desarrollo relacionado con equipo de producción de harina de maíz y de tortillas, fabrican equipo para la producción de harina de maíz y tortillas y construyen nuestras instalaciones productivas para la fabricación de harina de maíz.

GIMSA— Operación de Harina de Maíz

Productos Principales. GIMSA produce, distribuye y vende harina de maíz en México, la cual es usada posteriormente en la preparación de tortillas y otros productos relacionados. En el 2001, GIMSA tuvo ventas netas de Ps.4,680 millones. GIMSA es el productor de harina de maíz más grande de México con una participación de mercado en el segmento de harina de maíz de aproximadamente 70% durante el 2001. GIMSA vende harina de maíz bajo la marca MASECA®. La harina MASECA® es una mezcla preparada lista para usarse que se convierte en masa tan pronto se le agrega agua. Esta masa de harina puede ser presionada a un grosor apropiado, cortado a la medida y cocido para producir tortillas y productos alimenticios similares.

GIMSA produce más de 40 variedades de harina de maíz para la producción de diferentes productos alimenticios. GIMSA vende harina de maíz a productores de tortillas y de tostadas de tortillas así como al mercado detallista. El principal producto de harina de maíz de GIMSA es una harina blanca de una fina textura que se utiliza para la producción de tortillas.

Ventas y Comercialización. GIMSA vende harina de maíz en sacos de 20 kilogramos que se vende en el mercado mayorista, principalmente a miles de productores de tortillas, y paquetes de un kilogramo que se venden posteriormente en el mercado detallista.

La tabla siguiente muestra los volúmenes de venta de harina de maíz al mercado mayorista (granel) o detallista (paquete) en México en los periodos que a continuación se indican.

	Año terminado el 31 de Diciembre de,					
	1999		2000		2001	
	Toneladas	%	Toneladas	%	Toneladas	%
Granel	1,305,523	84	1,265,489	84	1,217,197	85
Paquete	241,880	16	241,565	16	219,033	15
Total	1,547,403	100	1,507,054	100	1,436,230	100

La base de consumidores de GIMSA comprende principalmente pequeños productores de tortilla, o *tortillerías*, que compran harina de maíz al mayoreo y producen tortillas en sus establecimientos, que después son vendidas localmente. Las ventas al menudeo, que representan una pequeña porción de nuestros ingresos, son canalizadas a dos mercados distintos: centros urbanos y áreas rurales. Las ventas a los consumidores en centros urbanos se hacen principalmente a través de cadenas de supermercados que usan su propia red de distribución para la venta de harina MASECA® a través de mayoristas que venden la harina de maíz a minoristas más pequeños en toda la república Mexicana. Las ventas a los consumidores en áreas rurales se efectúan a través del programa de distribución del Gobierno Mexicano Distribuidora Conasupo, S.A. o DICONSA, que consiste en una red de pequeñas tiendas propiedad del gobierno que proveen a las áreas rurales con productos básicos. Los representantes de GIMSA se encuentran enfocados principalmente a promover el método de harina de maíz entre los productores de tortillas. La industria de la tortilla en México está altamente fragmentada y se compone de tortillerías, que principalmente continúan utilizando, en nuestra opinión, el método relativamente ineficiente de producir tortillas a través de masa húmeda. Estimamos que el método tradicional de masa húmeda representa aproximadamente la mitad de todas las tortillas producidas en México. Los productores de tortilla continúan comprando su propio maíz y producen tortillas ellos mismos, mientras una minoría compran masa húmeda de productores de masa.

Este método tradicional es una práctica antigua que requiere más energía, tiempo y trabajo debido a que involucra el cocimiento del maíz en agua con cal, moler el maíz cocido, hacer y darle figura a la masa, y después hacer tortillas de esa masa. Fuimos los pioneros del método de harina de maíz en el que molemos el maíz crudo en nuestras instalaciones para hacer harina de maíz. Los productores y consumidores de tortilla entonces pueden simplemente agregar agua para transformar la harina en masa para tortilla. Estamos convencidos de que la producción de tortillas utilizando el método de producción de tortilla a través de harina de maíz en seco posee varias ventajas sobre el método tradicional. Nuestros propios estudios evidencian que la producción de tortilla a través de harina de maíz en seco consume menos agua, electricidad, combustible y mano de obra. Nosotros estimamos que un kilogramo de maíz procesado a través del método de harina de maíz produce más tortillas en promedio que una cantidad similar de maíz procesado utilizando el método tradicional. La harina de maíz se transporta mucho más fácilmente que la masa húmeda de maíz y la harina de maíz tiene una vida de anaquel de aproximadamente tres meses, comparado a la vida de anaquel de uno o dos días de la masa húmeda de maíz. El mercado para la masa húmeda de maíz está limitado en atención a la naturaleza perecedera del producto, lo que restringe la capacidad de distribución de los principales fabricantes de masa húmeda de maíz a sus propias regiones geográficas. Adicionalmente, la mayor vida de anaquel de la harina de maíz permite y facilita a los consumidores de áreas rurales el producir sus propias tortillas, pues las *tortillerías* son relativamente escasas.

Creemos firmemente en la superioridad de nuestro sistema de tortilla a través de harina de maíz en seco, y como consecuencia estamos convencidos de que tenemos un gran número de oportunidades de crecimiento al incentivar la transición de producción hacia nuestro método. La harina de maíz se utiliza para producir tortillas, un alimento básico en la dieta de los Mexicanos. De hecho, en el año 2001, la producción de tortillas a partir de harina de maíz representó aproximadamente el 96% de nuestros volúmenes de ventas totales de harina maíz en México, siendo el resto de la harina de maíz utilizada para tostadas. La industria de la tortilla en México constituye el componente individual más grande de la industria alimenticia Mexicana. La renuencia hacia el abandono de la práctica tradicional, particularmente en el centro y sur de México, y las recientes bajas en los precios del maíz, son factores importantes en la prevención de la conversión global al método de harina de maíz de las tortillerías. Estimamos que el método tradicional de masa húmeda de maíz representa aproximadamente la mitad de todas las tortillas producidas en México.

GIMSA ha incursionado en varios programas para promover la venta de harina de maíz con las tortillerías y los consumidores. GIMSA ofrece incentivos a consumidores potenciales como las tortillerías independientes para que se conviertan al método de harina de maíz del método tradicional de masa húmeda de maíz. Los incentivos que ofrece incluyen maquinaria diseñada específicamente para usuarios con volúmenes bajos, financiamiento y capacitación personalizada. Estos incentivos nos están permitiendo penetrar en un mercado potencial muy importante. GIMSA también apoya a sus clientes tortilleros a mejorar sus ventas al dirigir promociones al consumidor para elevar lo atractivo de los productos e incrementar el consumo lo cual deberá aumentar las ventas de harina de maíz. Estos esfuerzos para incrementar ventas incluyen anuncios de televisión y radio en horario triple "A", así como con publicidad en panorámicos y revistas. En el 2002 los equipos de ventas especializados de GIMSA estiman ofrecer un mejor y más personalizado servicio a diferentes tipos de consumidores.

GIMSA ha desarrollado el concepto de "tortillería en el supermercado", que incluye un sitio de producción y de venta de tortillas en supermercados utilizando harina de maíz marca MASECA® y utilizando maquinaria proporcionada por nuestra subsidiaria de tecnología y de equipamiento. A través de esta promoción, GIMSA busca incrementar su difusión en el mercado y la aceptación de tortillas hechas con harina de maíz. Al 31 de diciembre del 2001, el 74% de los supermercados en México fueron anfitriones del programa "tortillería en el supermercado" patrocinado por GIMSA. A fin de apoyar a los productores de tortilla tradicional en la transición hacia harina de maíz, GIMSA también vende mezcladoras especialmente diseñadas por Tecnomaíz, S.A. de C.V. ("Tecnomaíz"), una de nuestras subsidiarias de investigación y desarrollo.

La demanda por harina de maíz varía ligeramente según la temporada. Después de las cosechas de mayo/junio y diciembre, cuando el maíz es más abundante y por lo tanto menos caro, los productores de tortilla se inclinan más por comprar maíz y utilizan el método tradicional. Durante los meses inmediatamente anteriores a dichas cosechas, el maíz es más costoso y escaso por lo que más fabricantes de tortilla utilizan el método de producción en harina de maíz en seco.

Competencia y Participación de Mercado. Nos enfrentamos a competencia en dos niveles – uno de otros productores de harina de maíz y vendedores de masa de maíz húmeda. Lo que es más importante es que muchas *tortillerías* no utilizan el método de harina de maíz y producen su propia masa de maíz húmeda en sus establecimientos. Nuestros estimados indican que 50% de los productores de tortilla continúan utilizando el método tradicional de masa de maíz húmeda.

Nuestros principales competidores en el mercado mexicano de harina de maíz son Grupo Minsa, S.A. de C.V. , anteriormente conocido como Maíz Industrializado Conasupo, S.A. de C.V., o MICONSA, y Agroindustrias Integradas del Norte, S.A. de C.V., un productor regional de harina de maíz. Estimamos que nuestra participación dentro del mercado de ventas de harina de maíz en México durante el 2000 fue de aproximadamente 70%, y que los competidores mencionados anteriormente sumaron el restante 30% del mercado. Competimos con otros productores de harina de maíz basado en calidad, reconocimiento de marca, tecnología, servicio al cliente y cobertura nacional. Creemos que tenemos ciertas ventajas competitivas que resultan de nuestra tecnología, economías de escala y gran cobertura geográfica, el cual puede otorgarnos oportunidades para obtener materias primas más efectivamente y reducir costos de distribución.

Operaciones y Gastos de Capital. GIMSA actualmente posee 18 molinos de harina de maíz, dos de los cuales están cerrados temporalmente. La planta de Chalco ha estado inactiva desde octubre de 1999 mientras que la planta de Zamora ha estado inactiva desde julio del 2000. La producción se transfirió temporalmente a otras plantas para obtener ahorros en transportación y logística. Todas están ubicadas dentro de México, típicamente dentro de zonas donde se siembra maíz y aquéllas con alto consumo de maíz.

Como resultado de la construcción y expansión de nuestras plantas, hemos aumentado nuestra capacidad de producción de harina de maíz de aproximadamente 1.0 millones de toneladas por año al 1 de enero de 1990, a 2.3 millones de toneladas por año al 31 de mayo del 2001. La mayor parte de la construcción y expansión se llevó a cabo entre 1992 y 1995. En 1999 se gastaron U.S.$13.8 millones para mejorar nuestros procesos de harina de maíz y modernización de la tecnología de información. En el 2000, GIMSA llevó a cabo inversiones equivalentes a U.S.$4.5 millones, principalmente encaminados a mejorar los procesos productivos de harina de maíz y para adquirir equipos de transporte y de cómputo. En el 2001, GIMSA invirtió U.S.$0.4 millones, principalmente en actualizar y mejorar sus procesos productivos de harina de maíz. GIMSA espera efectuar inversiones durante el año 2002 por U.S.$7 millones para mejoras y actualizaciones de tecnología.

Somos de la opinión de que a nivel nacional tenemos la capacidad más extensa de compra de maíz y distribución de harina de maíz comparado con cualquier productor de harina de maíz en México, lo que nos proporciona una ventaja competitiva importante. Para acrecentar nuestra presencia en ciertas zonas geográficas, hemos transferido una participación minoritaria en ciertas subsidiarias a favor de inversionistas locales, sindicatos y organismos de desarrollo. De acuerdo a lo previsto en un contrato entre GIMSA e *Investigación de Tecnología Avanzada* ("INTASA"), nuestra subsidiaria, accionista mayoritaria de GIMSA, INTASA, presta asistencia técnica a cada una de las subsidiarias operativas de GIMSA, con motivo de lo cual cada una le paga a INTASA una comisión equivalente a 0.5% de sus ventas netas consolidadas. Cada instalación de harina de maíz de GIMSA utiliza tecnología propia desarrollada por nuestras operaciones de tecnología y equipo.

Materia Prima. El maíz es la principal materia prima que se requiere para la producción de harina de maíz, y constituyó aproximadamente el 66% de los costos de ventas de GIMSA para el año 2001. Nosotros adquirimos maíz principalmente de agricultores Mexicanos y almacenes de granos, o en caso que el suministro nacional sea insuficiente, de mercados mundiales a precios internacionales de acuerdo a permisos de importación otorgados por el gobierno de México. Nuestras compras son efectuadas a precios spot con base en acuerdos contractuales de corto plazo, mismos que generalmente son formalizados oralmente a principios de cada cosecha. Compañía Nacional Almacenadora, S.A. de C.V., la cual es una subsidiaria de GIMSA, contrata en representación de y adquiere maíz en representación de GIMSA, e igualmente monitorea, selecciona, maneja y envía el maíz.

Nosotros creemos que las diversas ubicaciones geográficas de las plantas productivas de GIMSA en México, le permiten a GIMSA lograr ahorros en transporte de materia prima y en manejo de dicha materia prima. Además, al abastecerse localmente de maíz para sus plantas, GIMSA está en una mejor posición para entrar en comunicación con los agricultores locales en relación al tamaño y a la calidad del cultivo de maíz, y está mejor posesionado para mantener un mejor control de calidad. En México, GIMSA adquiere maíz y paga con efectivo para fortalecer nuestra capacidad de obtener la más alta calidad en maíz y en los mejores términos de compra disponibles.

Tradicionalmente, los precios del maíz nacional en México tienden ser más altos que los precios del maíz en el extranjero pero siguen tendencias del mercado internacional. Durante la mayoría de los períodos, el precio al cual GIMSA compra maíz depende del mercado internacional de maíz. En consecuencia, los precios del maíz frecuentemente son inestables y en algunas ocasiones volátiles. Sin embargo, en años recientes estas fluctuaciones se han visto afectadas de manera importante por regulaciones y políticas gubernamentales. La decisión del gobierno Mexicano de descontinuar su programa de subsidios para consumidores de tortilla en 1999 para incrementar la importación de maíz y apoyar a los agricultores del maíz en 1999 y 2000, provocaron una reducción drástica de los precios de maíz. En 1998 los precios promedio del maíz eran estables en aproximadamente Ps.1,868 por tonelada. Sin embargo, en 1999 los precios del maíz cayeron a un promedio de Ps.1,543 por tonelada. En el 2000, el precio del maíz bajó dramáticamente a Ps.1,226 por tonelada. En el 2001, los precios del maíz permanecen estables en un promedio de Ps.1,220 por tonelada.

Además del maíz, los demás principales materiales y recursos utilizados en la producción de harina de maíz, son materiales de empaque, agua, cal y energía eléctrica. GIMSA está convencida de que sus fuentes de abasto para estos materiales y recursos son adecuados para sus necesidades, aunque los costos de la energía y el empacado tienden ser volátiles.

Distribución. Los productos de GIMSA son distribuidos a través de firmas de transportistas independientes contratadas por nosotros. La mayor parte de las ventas de GIMSA se llevan a cabo en términos de "libre a bordo" en las propias plantas de GIMSA, en especial aquellas para productores de tortilla de maíz. En relación a otras ventas, en particular ventas al detalle (presentación de paquetes de 1 kilogramo) al gobierno mexicano y grandes cadenas de autoservicio, GIMSA paga el costo del flete.

Molinera de México— Operación de Harina de Trigo

Productos Principales. En 1996, incursionamos en el mercado de las molineras de trigo para producir harina de trigo en México, al adquirir el 60% de la participación accionaria de Molinera de México que representaba las operaciones de harina de trigo de Archer-Daniels-Midland en México. El principal producto de Molinera es la harina de trigo aún y cuando también produce y vende salvado de trigo. Nuestras marcas de harina son REPOSADA®, PODEROSA®, SELECTA® y MONTERREY®, entre otras.

Ventas y Comercialización. Aproximadamente el 91% de la producción de harina de trigo de Molinera se vende en bultos de 20 kilogramos y el 9% en paquetes de 1 kilogramo para el segmento de ventas al detalle. La presentacion en bulto se venden a miles de panaderías, y en un grado menor a los fabricantes de galletas y pastas. La mayor parte de las ventas de paquete de un kilogramo se realiza a pequeñas tiendas y grandes cadenas de autoservicio en todo México. Molinera se ve afectada por temporadas al surgir ventas más altas en el último y en el primer trimestre de cada año, durante el invierno, cuando creemos que el consumo per cápita de productos basados en trigo, especialmente pan, se ve incrementado en esas temporadas.

Nuestra estrategia de comercialización depende en el tipo de consumidor y zona. En general, buscamos mayor participación en el sector de fabricación a través del ofrecimiento de productos, entrega directa, de acuerdo a las especificaciones de los clientes, así como soporte técnico. Estamos intentando aumentar nuestra participación de mercado en panaderías al ofrecer productos con calidad consistente. En el segmento detallista nuestro objetivo son las abacerías, a través de los mayoristas, y supermercados, a través de negociaciones centralizadas a nivel nacional. Adicionalmente, estamos buscando capturar una participación de mercado importante a nivel nacional. Nos estamos enfocando en mejorar nuestro servicio a clientes, mejorar nuestras distribución de productos a supermercados y panaderías y desarrollar una nueva clase de harinas premezcladas. También estamos buscando eliminar rutas de distribución que arrojan pérdidas, de hecho parte del proceso de integrar las recientes adquisiciones de Molinera de México incluye la reestructuración de su sistema ventas. En el 2001, Molinera de México consolidó rutas redundantes que le permitió reducir los gastos de distribución y lograr mayores eficiencias y cobertura geográfica. La reestructuración también le permite al personal de ventas ofrecer un mejor servicio al mantener mayor contacto con los clientes.

Competencia y Participación de Mercado. Somos el productor de harina de trigo más grande de México, con una participación de mercado en el 2001 de aproximadamente 15% del total del mercado de harina de trigo el cual está valuado en aproximadamente U.S.$780 millones. Molinera de México compite con un gran número de pequeños productores de harina de trigo. Creemos que la industria de la harina de trigo está altamente fragmentada, y estimamos que hay más de 100 participantes en ese mercado. Nuestros principales competidores son Contri, S.A. de C.V, MUNSA, S.A. de C.V., y Grupo Moderna, S.A. de C.V.

Operaciones e Inversiones. Al momento que adquirimos nuestra participación accionaria en Molinera, la operación consistía en dos plantas productivas que tenían una capacidad de producción total anual de 157 mil toneladas. De Septiembre de 1997 a Enero del 2000, incrementamos nuestra capacidad de producción en un 379% de 157 mil a 752 mil toneladas a través de la adquisición de molinos de harina de trigo y de compañías que operaban en el mercado de la harina de trigo y de productos relacionados. El día de hoy somos dueños y operamos nueve plantas de harina de trigo, en una de ellas nuestra participación accionaria es únicamente 40%. El nivel de utilización de las instalaciones se estima en 65% para el 2001.

En Septiembre de 1997, Molinera de México adquirió tres molinos de trigo en México. Dos de estos molinos fueron cerrados en 1999 después de haberse determinado que sería más eficiente incrementar la capacidad de utilización en otro lugar. En Junio de 1998 Molinera de México adquirió una participación accionaria del 40% en un molino de harina de trigo en Monterrey, México con una capacidad anual total de 55,000 toneladas. En Agosto de 1998, Molinera de México adquirió un molino de harina de trigo en Celaya, Guanajuato. En Julio de 1999 adquirimos tres molinos de harina de trigo adicionales en los estados de Sonora, Chihuahua y Baja California Sur (todos parte del Grupo Salcido anteriormente). En Enero del 2000, adquirimos La Asunción, una compañía de harina de trigo ubicada en Puebla, lo que nos permitió fortalecer nuestra posición de liderazgo en la industria de la harina de trigo y lograr una cobertura nacional. Hemos adquirido además las marcas de harina de trigo denominadas REPOSADA®, PODEROSA®, SELECTA® y MONTERREY®, entre otras. Estas adquisiciones aunadas a los proyectos de expansión y mejoras ascendieron a un total de U.S.$62.8 millones de 1999 hasta el 2001. Las inversiones para el año 2002 estarán orientadas principalmente a mejoras y actualización de tecnología.

Materias Primas. El trigo es la principal materia prima que se requiere para la producción de harina de trigo. Molinera adquiere aproximadamente el 30% de su trigo de agricultores Mexicanos y el restante 70% de los mercados mundiales. Molinera adquiere trigo de agricultores locales, asociaciones de agricultores o de compañías intermediarias. En algunos casos, las compras se llevan a cabo con base en contratos de corto plazo, mismos que son generalmente pactados en forma oral, y son acordados a principios de la cosecha. Importamos trigo de los Estados Unidos de América y Canadá, de varias compañías comercializadoras. En la mayoría de los casos, las compras se llevan a cabo a principios de la cosecha sin que existan acuerdos hechos por anticipado.

En años recientes el precio del trigo nacional e internacional ha sido volátil. La volatilidad se debe a la disponibilidad del maíz, que depende de varios factores incluyendo el tamaño de la cosecha (la cual depende en gran medida de las condiciones meteorológicas).

PRODISA— Operación de Tortilla Empacada

Productos Principales. Comenzamos nuestras operaciones de tortillas empacadas en México en 1994 a través de PRODISA como parte de nuestra estrategia de ampliar nuestras líneas de productos en México, lograr integración vertical de nuestras operaciones de harinas de maíz y capitalizar nuestra experiencia en inversiones en Estados Unidos de América en la producción y distribución de tortillas empacadas. Nuestras tortillas empacadas se venden al amparo de las marcas MISION® y TORTI RICA®. En 1998 ampliamos nuestro negocio al incluir el giro de producción y distribución de pan bajo la marca BREDDY®. En noviembre del 2001 como parte de nuestra estrategia para mejorar la rentabilidad y crecer sobre nuestros negocios clave, descontinuamos nuestro negocio del pan y vendimos el equipo y maquinaria para su manufactura al principal competidor de PRODISA, Grupo Industrial Bimbo, S.A. de C.V. No obstante, anticipamos que los productos empacados en México puedan convertirse en una parte importante de nuestro negocio.

Ventas y Comercialización. En 1994, nos introdujimos en el negocio de la tortilla en paquete en México puesto que percibimos un enorme potencial para crecimiento en este mercado. A finales de 1996 y principios de 1997, decidimos enfocar nuestros esfuerzos inicialmente en la zona noreste de México. El volumen de ventas de PRODISA durante el 2001 fue de 28 mil toneladas, de las cuales 45% fueron a supermercados, 6% a tiendas de conveniencia y 49% a pequeñas abarroterías. De las 28,000 toneladas vendidas en el 2001, 11,000 toneladas fueron de productos de pan. Debido a la desinversión en el negocio de pan, PRODISA dejará de vender dichos productos.

Competencia y Participación de Mercado. En la industria de la tortilla, PRODISA compite contra miles de productores de tortillas. Creemos que PRODISA tiene una participación de mercado equivalente al 1% del total de la industria de la tortilla, incluyendo tortillas en paquete y no en paquete, en México, y el 28% del mercado de tortilla en paquete en el área metropolitana de Monterrey en el 2001. Previo a la venta del negocio del pan, PRODISA tenía aproximadamente un 15% de la participación de mercado de pan en el área metropolitana de Monterrey, Nuevo León.

Operaciones e Inversiones. Actualmente operamos dos plantas de tortillas, las cuales tienen una capacidad de producción por año combinada de 42,000 toneladas al 1° de abril del 2002, y un promedio de grado de utilización de 43% en el año 2001. En noviembre de 2001, vendimos el equipo y maquinaria para su manufactura a Grupo Industrial Bimbo, S.A. de C.V., como parte de la desinversión del negocio del pan. Durante el 2001, el grado de utilización de PRODISA fue de aproximadamente 37%, incluyendo la capacidad instalada para el negocio del pan.

Las inversiones para los pasados tres años fueron U.S.$36.1 millones. Esperamos que nuestras inversiones en el año 2002 se enfoquen en mejoras de tecnología.

Materia Prima. La materia prima principal, harina de maíz, es suministrada internamente por GIMSA, por lo tanto, la disponibilidad de la harina de maíz así como la volatilidad de su precio está sujeta a los mismos factores que afectan las operaciones de GIMSA.

Distribución. Los productos de PRODISA son distribuidos a nuestras 9 bodegas en todo el noreste de México y Baja California. Estos bienes entonces son distribuidos con nuestros camiones repartidores a los clientes. La frecuencia de la entrega depende del cliente; los supermercados reciben entregas diarias mientras que las tiendas más pequeñas reciben estos productos tres veces por semana.

Operaciones en los Estados Unidos de América y Europa

Panorama General

Llevamos a cabo nuestras operaciones en Estados Unidos de América principalmente a través de nuestra subsidiaria Gruma Corporation, que fabrica y distribuye harina de maíz, tortillas en paquete y productos relacionados. Gruma Corporation comenzó sus operaciones en los Estados Unidos de América en 1977, al principio desarrollando una presencia específica en los mercados de mayor índice de consumo de tortilla, adquiriendo pequeños productores de tortilla, y convirtiendo su proceso de producción al proceso de harina de maíz.

En Septiembre de 1996, combinamos nuestras operaciones de molinos de maíz en los Estados Unidos de América con las operaciones de molinos de harina de maíz de Archer-Daniels-Midland en aquel país, formando una sociedad de responsabilidad limitada denominada Azteca Milling, L.P., en la que tenemos una participación accionaria del 80%. Integramos verticalmente nuestras operaciones al (1) construir instalaciones para la fabricación de harina de maíz en los Estados Unidos de América, (2) establecer operaciones de compra de maíz (3) desarrollar campañas publicitarias y de promoción para desarrollar el reconocimiento y la reputación de nuestras marcas, (4) formar una extensa red de distribución, y (5) trabajar con nuestras operaciones de tecnología y equipamiento para diseñar y construir maquinaria propietaria para su uso en las operaciones de Estados Unidos de América.

Durante el 2000, Gruma Corporation abrió su primer planta europea para la fabricación de tortillas en Coventry, Inglaterra.

Gruma Corporation

En los Estados Unidos, Gruma Corporation es uno de los productores más grandes de tortillas empacadas y productos relacionados, muchos de estos productos son vendidos bajo su nombre comercial – MISSION®. Además, Gruma Corporation es tambien uno de los mayores productores de harina de maíz en los Estados Unidos a través de Azteca Milling, una asociación con responsabilidad limitada entre Gruma Corporation (80%) y Archer-Daniels-Midland (20%). Las operaciones de tortilla empacada y productos relacionados de Gruma Corporation en lo sucesivo se les denominará como "Mission Foods" o "Gruma Corporation".

Productos Principales. Mission Foods fabrica y distribuye tortillas de maíz y de harina empacadas y productos relacionados (incluyendo frituras de tortilla) en Estados Unidos de América, bajo las marcas MISSION® y GUERRERO®. Al continuar construyendo la marca MISSION en una marca nacional de presencia y GUERRERO en una marca identificada con el mercado hispano, la empresa anticipa incrementar la penetración de mercado, reconocimiento de marca y rentabilidad.

Ventas y Comercialización. Mientras que algunos de los mercados individuales más grandes de los Estados Unidos permanecen en el Oeste y Sudoeste, en años recientes el mercado de la tortilla en los Estados Unidos de América ha pasado a ser un mercado con alcance nacional. Mission Foods actualmente vende y distribuye sus productos a miles de puntos de venta en los Estados Unidos de América. Azteca Milling vende harina de maíz en diferentes tipos de presentaciones o volúmenes que van desde contenedores ferroviarios de bultos a paquetes de venta al menudeo de cuatro libras.

En el 2001, una gran parte de la producción de harina de maíz fue consumida y utilizada internamente por Gruma Corporation para la producción de tortillas y de otros productos relacionados. Otra parte importante de las ventas de Mission Foods de tortillas empacadas y productos relacionados se logran en los mercado de menudeo y el institucional.. Durante el 2001, una porción significante de las ventas de Mission Foods de tortilla en paquete y de productos relacionados se llevaron a cabo en el mercado al menudeo y de servicios alimenticios o restaurantes. El mercado al menudeo incluye supermercados, pequeñas tiendas independientes y tiendas de conveniencia, mientras que los clientes de servicios alimenticios incluyen a grandes cadenas de restaurantes, distribuidores de productos alimenticios, escuelas y hospitales. Gruma Corporation es el principal proveedor de tortillas de Taco Bell, la cadena más grande de restaurantes Mexicanos en los Estados Unidos de América.

Anticipamos un crecimiento continuo en el mercado de los Estados Unidos de América para la harina de maíz, la tortilla y los productos relacionados. Las ventas netas en dólares de Gruma Corporation se han incrementado a una tasa anual promedio del 8% entre los años que van de 1997 al 2001. Estamos convencidos que el creciente consumo de comida estilo Mexicana por no-hispanos en los Estados Unidos se ha incrementado y continuará incrementando el consumo de tortilla y de productos relacionados. La mayoría de los productos relacionados siguen siendo elaborados con base en masa húmeda o método tradicional. Al igual que en el mercado Mexicano, creemos que existe una importante oportunidad de crecimiento en las ventas de harina de maíz al incentivar la transición de la producción de tortilla, hacia nuestro sistema de harina de maíz en seco, el cual consideramos como un sistema más eficiente. El crecimiento en años recientes se atribuye al incremento en el consumo de tortillas y tostadas de maíz en el mercado de los Estados Unidos de América, así como al cambio o conversión en el método de fabricación de tortillas, del método húmedo al método de harina de maíz.

En el mercado de la tortilla nuestra estrategia de comercialización actual es consolidar la posición de mercado de Gruma Corporation en los grandes segmentos menudistas y de servicios alimenticios. Durante los últimos seis años hemos promovido nuestras marcas MISSION® y GUERRERO® con amplias e intensas campañas de publicidad, utilizando principalmente difusión televisiva, de radio y en los propios supermercados enfocándonos a los mercados hispanos y no-hispanos. También nos enfocamos a las compañías de servicios alimenticios, a los restaurantes, a las instituciones y distribuidores y atendemos sus necesidades independientes, además de abastecerlos con nuestra amplia gama de productos. Hemos identificado nuevos mercados – objetivo para harina de maíz, tortillas y tostadas en los estados del centro y del este de los Estados Unidos de América. Gruma Corporation también tiene el firme propósito de incrementar su participación en el segmento de servicios alimenticios, utilizando la experiencia que ha adquirido en abastecer a Taco Bell, y al enfocarse en cadenas de restaurantes mexicanos, así como en restaurantes independientes.

Como una parte de sus ventas y estrategia de comercialización, hemos combinado la producción de tortilla con recreación al abrir una exhibición de una fábrica auténtica de tortilla en el parque de diversiones California Adventure de Disneylandia que recientemente abrió en Anaheim, California. La fábrica es una instalación que produce tortillas de harina de maíz y harina de trigo, en la cual los invitados pueden observar el proceso de producción así como probar los resultados.

Competencia y Participación de Mercado. El incremento en el consumo de tortilla y de tostadas se traduce en un mercado de tortilla con ventas aproximadas del orden de U.S.$4.4 billones durante al año 2000 según la Asociación Industrial de la Tortilla. Nuestros competidores en el mercado de la molienda de harina de maíz incluyen operaciones de molienda de maíz o divisiones de molienda de maíz de grandes compañías tales como Cargill y Minsa. Muchos competidores utilizan para la producción de tortilla el método tradicional de masa húmeda. Gruma Corporation compite con otros productores de harina de maíz en los Estados Unidos principalmente en base a calidad, asistencia técnica, servicio al cliente y reconocimiento de marca. Creemos que Gruma Corporation fue uno de los lideres en molienda de harina de maíz en los Estados Unidos de América durante el 2001.

La competencia en el mercado de la tortilla está altamente fragmentado y tiene una naturaleza esencialmente de tipo regional y extremadamente competitiva. Los competidores principales de Gruma Corporation son cientos de pequeños productores de tortilla, que fabrican dicho producto en forma local o regional y son propiedad de un individuo o de una familia. Creemos que Gruma Corporation fue uno de los productores más grandes de tortillas empacadas en los Estados Unidos de América durante el 2001.

Operación e Inversiones. La capacidad de producción anual de Azteca Milling y Mission Foods se estima en 1.3 millones de toneladas, con un promedio de utilización de 78% en el año 2001. Las inversiones para los últimos 3 años fueron de U.S.$232.7 millones. Las inversiones de Gruma Corporation para el año 2002 estarán orientadas principalmente a mantenimiento general y mejoras de tecnología.

Azteca Milling produce harina de maíz en cinco plantas localizadas en Edinburgo y Plainview, Texas; Evansville, Indiana; Henderson, Kentucky; y Madera, California; todas ellas localizadas en importantes áreas de cosecha de maíz. Los molinos de Texas y de Indiana incorporaron nuestra más reciente tecnología que incluye un proceso continuo de cocimiento que representa significativos ahorros en costo. En virtud de que contamos con equipo con tecnología de punta, somos la única compañía molinera que ha logrado la certificación ISO 9002 y la certificación otorgada por el American Institute of Baking. Para abril del 2002, tenemos tres molinos que cuentan con el certificado ISO 9002 mientras que los restantes dos molinos están en proceso de obtener la certificación..

Gruma Corporation produce sus tortillas en paquete y otros productos relacionados en 13 plantas productivas localizadas principalmente en grandes centros urbanos en el este, oeste y sudoeste de Estados Unidos de América.

Materias Primas. El maíz es el principal insumo utilizado en la producción de harina de maíz, el cual es comprado a los productores locales o, si las condiciones de mercado así lo requieren, en Estados Unidos de América o en los mercados spot internacionales. Las recientes preocupaciones en el ámbito internacional acerca de alimentos modificados genéticamente nos han obligado a tomar medidas de monitoreo y pruebas en nuestro maíz para asegurarnos que es seguro para consumo humano. Compramos únicamente variedades de maíz aprobadas de diversos agricultores y almacenes. En virtud de que los precios del maíz tienden a ser algo volátiles, Azteca Milling contrata una variedad de derivados no-especulativos en relación con sus compras de maíz, incluyendo la compra de futuros de maíz. El hacer esto Azteca Milling busca asegurar la disponibilidad con una anticipación de 12 meses a la cosecha correspondiente así como cubrirse en contra de la volatilidad de los precios. El denominado Panhandle de Texas es la fuente más grande de maíz alimenticio. Gruma Corporation no prevé dificultades en garantizar el abasto suficiente y oportuno de maíz en el futuro. Azteca Milling también participa en contratos de suministro de maíz de corto plazo con un gran número de proveedores de maíz. En los casos en que los proveedores fallan en sus entregas, nos introducimos en los mercados spot con relativa facilidad.

Azteca Milling compra maíz únicamente de agricultores y almacenes de grano que están de acuerdo en suministrar variedades de maíz aprobado. Azteca Milling prueba y monitorea la materia prima en busca de ciertos tipos de bacteria y químicos que no están aprobados para consumo humano. Además, Azteca Milling ha instrumentado protocolos adicionales de pruebas para identificar proteínas genéticamente modificadas en la materia prima que compra par asegurar que los ingredientes y sus productos sean de la más alta calidad y reúnan o excedan los estándares de seguridad.

La harina de maíz para los productos de Mission Foods se abastece casi en su totalidad por Azteca Milling. La harina de trigo para la producción de tortillas de trigo, es adquirida de terceros a precios que prevalecen en el mercado al momento de la compra. En virtud de que no cubrimos nuestras compras de harina de trigo con derivados financieros, los precios tienden a ser volátiles. No obstante lo anterior, estamos convencidos que el mercado de harina de trigo de Estados Unidos de América es suficientemente grande y competitivo para garantizar que la harina de trigo estará disponible a precios competitivos para garantizar las necesidades de compra de Gruma Corporation.

Distribución. Un importante elemento del crecimiento en ventas de Mission Food ha sido la expansión y mejora de su red de distribución para tortillas, incluyendo un sistema de distribución directa a tiendas mismo que distribuye la mayoría de sus productos. Las tortillas y otros productos frescos son generalmente enviados diariamente a los consumidores. A fin de estar a tono con las prácticas de la industria, generalmente Gruma Corporation no tiene contratos de venta por escrito con sus clientes. Gruma Corporation ha desarrollado igualmente una red de distribución para servicios alimenticios en las costas Este y Oeste y en algunas áreas del Oeste Medio.

Operaciones en Centroamérica

Panorama General

En 1973, entramos al mercado de harina de maíz de Costa Rica. Nuestras operaciones desde entonces, se han ampliado a Guatemala, Honduras, El Salvador, y Nicaragua. Estamos convencidos que el mercado de Centroamérica nos ofrece oportunidades para mejorar nuestro desempeño financiero global, y que nuestras operaciones en Centro América nos han dado la oportunidad de obtener experiencias en actividades que no hubiéramos podido obtener en otro lado.

Gruma Centro América

Productos Principales. Gruma Centro América produce harina de maíz, y en menor grado tortillas y frituras. También cultivamos y vendemos corazones de palmito y arroz. Vendemos harina de maíz en Costa Rica bajo las marcas MASECA® y MASARICA® , y en Honduras bajo la marca TORTI MASA®. En Costa Rica, vendemos tortillas empacadas bajo la marca TORTIRICA®. También operamos una fábrica de frituras que produce frituras de maíz, papas fritas y productos similares bajo la marca TOSTY®. Cultivamos y vendemos corazón de palmito y arroz en Costa Rica. El corazón de palmito se exporta a diversos países Europeos así como a los Estados Unidos de América y Canadá. En 1999, entramos al mercado del pan no – empacado en donde producimos y vendemos pan congelado a tiendas las cuales cuecen el pan en sus instalaciones. En noviembre del 2001 como parte de nuestra estrategia para mejorar la rentabilidad y crecer sobre nuestros negocios clave, vendimos nuestro negocio centroamericano de pan a Grupo Industrial Bimbo, S.A. de C.V. .

Ventas y Comercialización. La porción más grande de las ventas netas de Gruma Centro América se deriva de la producción y venta de harina de maíz en un 48%. Las tortillas y frituras representan cada una el 14%, los corazones de palmito el 15%, y el arroz un 9%. %. Hasta la venta del negocio de pan en Noviembre del 2001, el pan participaba con un 13% de sus ventas netas. En el 2001, Gruma Centro América vendió un monto total de 109,000 toneladas de harina de maíz en Centro América, lo que nos convirtió en el productor más grande de harina de maíz en la región. Durante el año 2001, el volumen de venta para el resto de los productos (incluyendo pan y pan congelado) fue de 40,000 toneladas.

Gruma Centro América vende harina de maíz al mayoreo y menudeo. La harina de maíz al mayoreo se vende principalmente a fabricantes pequeños de tortilla a través de venta directa y mayoristas. Los Supermercados representan la base de consumidores de harina de maíz al menudeo. El volumen de ventas al mayoreo fue 58% y al menudeo 42% del volumen de ventas de Gruma Centro América durante el año 2001. Es típico que el volumen de ventas de harina de maíz sea menor durante el segundo trimestre del año debido a la mayor disponibilidad y menores precios del maíz.

El mercado potencial total de harina de maíz en Centro América está estimado en U.S.$460 millones. Estamos convencidos de que existe un importante potencial de crecimiento en Centro América ya que nuestra harina de maíz sólo se utiliza en el 10% de la producción total de tortillas; la mayoría de los fabricantes de tortilla utilizan el método tradicional. En otras áreas de producto estamos llevando a cabo encuestas continuas e investigaciones de clientes actuales y potenciales para determinar la demanda y las necesidades del mercado.

Competencia y Participación de Mercado. Estimamos que las ventas de harina de maíz de Gruma Centro América representaron aproximadamente él 80% del total de las ventas de harina de maíz en Centro América para el 2001. En Costa Rica estimamos que tuvimos 85% del mercado de tortilla, 32% del mercado de frituras, y 9% del mercado de arroz en el 2001.

Nuestros competidores principales dentro de la industria de la harina de maíz son Minsa en Guatemala, Del Comal en El Salvador e Instamasa en Costa Rica.

Operaciones y Gastos de Capital. Tenemos en producción de harina de maíz, una capacidad instalada de 139,000 toneladas, con un promedio de utilización de 82% durante el 2001. La capacidad de producción total por año, incluyendo otros productos, representa 181 mil toneladas al 31 de Mayo del año 2002 y durante el año 2001 tuvimos un nivel de utilización total promedio de aproximadamente 80%. Por toda la región operamos cuatro plantas de harina de maíz en Costa Rica, Honduras, Guatemala y en El Salvador. En Costa Rica, también tenemos una planta productora de tortillas empacadas, otra planta productora de frituras o botanas, una más productora de palmitos y otra productora de arroz. En Nicaragua tenemos una pequeña planta productora de tortillas.

En 1999 ampliamos nuestra planta de harina de maíz en Honduras, duplicando su capacidad instalada de 18,000 toneladas a 36,000 toneladas. Además terminamos la construcción de una planta de harina de maíz en El Salvador. En el año 2000, terminamos la construcción de nuestra planta de pan congelado en Costa Rica con una capacidad de 200,000 unidades por día. La planta de pan congelado se vendió en noviembre de 2001 junto con el resto de las otras operaciones de pan en Costa Rica. El total de gastos de capital para los últimos tres años fue aproximadamente U.S.$49.5 millones.

Las inversiones de capital para el año 2002 estarán principalmente orientadas a mejoras de tecnología.

Materia Prima. El maíz es la materia prima más importante que se necesita en nuestras operaciones y se obtiene principalmente de agricultores locales. Sin embargo, cuando el suministro nacional es insuficiente, compramos en los mercados internacionales mediante permisos de importación concesionados por los gobiernos de países en los que tenemos plantas de harina de maíz. La fluctuación y la volatilidad del precio está sujeta a condiciones nacionales, tales como los resultados anuales de las cosechas, y en menor medida, las condiciones internacionales.

Operaciones en Venezuela

Panorama General

En 1998, aumentamos a 50% nuestra participación accionaria en DEMASECA, nuestra operación de harina de maíz. Nuestro socio, una familia local supervisa la operación diaria y es propietario del 50% restante. En Agosto de 1999, adquirimos a DAMCA International Corporation, una sociedad constituida en el Estado de Delaware, EUA, misma que poseía el 100% de Molinos Nacionales ("MONACA"), la segunda más grande productora de harina de maíz y de harina de trigo en Venezuela por aproximadamente U.S.$99 millones. Posteriormente, vendimos 5% de MONACA a Archer-Daniels-Midland en aproximadamente U.S.$4.8 millones. Esta adquisición representa un paso importante para apoyar la estrategia de nuestro crecimiento a largo plazo en el mercado de Sudamérica. Somos de la opinión de que además es una adición estratégica que mejora nuestro negocio actual de productos de grano en Venezuela. Esta estrategia ha fortalecido de manera importante nuestra presencia en el mercado de Venezuela y nos ubica en mejor posición para darle mejor servicio al mercado de Sudamérica. Esperamos lograr sinergias importantes en cuanto almacenamiento, transportación, comercialización y distribución, así como una reducción de los costos de operación, por medio de la integración de algunas operaciones de MONACA y DEMASECA. En lo sucesivo se hará referencia a DEMASECA y MONACA en lo colectivo como nuestras "Operaciones en Venezuela."

DEMASECA y MONACA

Principales Productos. Nuestras Operaciones en Venezuela producen y distribuyen harina de maíz, así como harina de trigo, arroz, y otros productos. Vendemos harina de maíz bajo las marcas JUANA® y TIA BERTA®. Vendemos harina de trigo bajo la marca ROBIN HOOD® y arroz bajo las marcas MONICA® y DECASA®.

Ventas y Comercialización. En el 2001, el consumo combinado de harina de maíz, harina de trigo y de otros productos alimenticios hechos a base de granos, tales como arroz y avena sumaron en Venezuela un total de 1.8 millones de toneladas, lo que representó un aproximado de U.S.$1 billones por año. Los Venezolanos utilizan la harina de maíz para producir y consumir arepas, que son hechas en casa o en restaurantes para consumo personal, a diferencia de que sean fabricadas por tiendas especializadas u otros grandes fabricantes para vender y obtener ganancias. En el 2001 vendimos harina de maíz únicamente en el mercado al menudeo en bolsas de 1 kilogramo a distribuidores independientes, supermercados y mayoristas. Vendemos harina de trigo tanto a clientes industriales como a minoristas, distribuyendo en sacos y en bolsas de 1 kilogramo. Las ventas a consumidores industriales, como por ejemplo pastelerías, representan 68% de nuestro volumen de ventas totales de harina de trigo en el 2001. El restante 32% de las ventas del 2001 se derivan del mercado al menudeo, que se refiere a distribuidores independientes, supermercados y mayoristas. Las ventas varían de acuerdo a la temporada pues la demanda de productos hechos en base a harina se reduce durante los meses en que la mayoría de las escuelas están cerradas por vacaciones.

Competencia y participación de Mercado. Con la adquisición de MONACA incrementamos significativamente nuestra participación de mercado en el segmento de harina de maíz y penetramos al mercado del trigo. En el 2001 registramos una participación de 32% en el mercado de harina de maíz y de 36% en el mercado de harina de trigo. Somos el segundo productor más grande de harina de maíz y de harina de trigo, y el tercer productor más grande de alimentos en Venezuela. Durante el 2001, el volumen de ventas de nuestras Operaciones en Venezuela fue de 243 mil toneladas de harina de maíz, 188 mil toneladas de harina de trigo y aproximadamente 27 mil toneladas de otros productos.

En harina de maíz nuestro principal competidor es Grupo Polar, C.A., que ocupo aproximadamente 59% del mercado en el 2001. En el mercado de harina de trigo, nuestro principal competidor es Cargill, el cual estimamos que tuvo aproximadamente 38% de la participación de mercado en el 2001.

Operaciones y Gastos de Capital. Operamos seis plantas de harina de maíz, cuatro plantas de harina de trigo y otras tres plantas de otros productos en Venezuela con una capacidad de producción anual de 792,000 toneladas al 30 de abril del 2002 y un promedio de utilización de aproximadamente 60% durante el año 2001. Sin embargo, una cantidad total de 61,000 toneladas está ociosa en estas plantas.

En 1999, efectuamos gastos por U.S.$99 millones para la adquisición de MONACA y U.S.$2 millones para aumentar nuestra participación accionaria en DEMASECA. Los gastos de capital de los últimos tres años fueron de U.S.$109.2 millones. Se espera que los gastos de capital para el año 2002 estén enfocados en mejoras de tecnología, mismas que se anticipa sean financiadas con flujo de efectivo de las Operaciones de Venezuela.

Materia Prima. El maíz y, en menor medida el trigo, son nuestra materia prima más importante. El maíz es comprado en Venezuela y está sujeto a la volatilidad del mercado del maíz. Todo el trigo es comprado de los Estados Unidos de América y Canadá y su disponibilidad y volatilidad del precio depende de dichos mercados.

Misceláneos

INTASA – Operaciones de Tecnología y Equipo

Desde 1976 nuestras operaciones de tecnología y equipo son llevadas a cabo principalmente a través de INTASA, que tiene dos subsidiarias: Tecnomaíz, S.A. ("Tecnomaíz") y Constructora Industrial Agropecuaria, S.A. de C.V. ("CIASA"). La actividad principal de estas subsidiarias es proporcionar investigación y desarrollo, equipo, y servicios de construcción a nosotros y equipo a terceros. A través de Tecnomaíz, llevamos a cabo el diseño, fabricación y venta de máquinas para la producción de tortillas y frituras. La maquinaria para la industria de la tortilla incluye un rango de capacidades, de 50 a 300 tortillas de maíz por minuto así como mezcladores de masa. El equipo es vendido bajo las marcas TORTEC® y BATITEC® en México. Tecnomaíz además fabrica sistemas de alto volumen y bajo consumo de energía para tortillas de maíz y de trigo, que pueden producir hasta 1,200 tortillas de maíz y 400 tortillas de trigo por minuto.

Llevamos a cabo nuestra propia investigación y desarrollo en tecnología para la molienda de maíz y producción de tortilla así como la ingeniería, diseño de planta y construcción a través de INTASA y CIASA. Estas compañías administran y supervisan el diseño y la construcción de nuestras nuevas plantas y además proporcionan servicios de consultoría y entrenamiento para empleados de nuestras instalaciones de fabricación de tortillas de harina de maíz y tortillas. Nosotros fabricamos maquinaria que fabrica tortillas de maíz para su venta a fabricantes de tortilla y para uso en "*tortillería dentro de las tiendas*", así como maquinaria productora de tortillas de maíz y de trigo de alta capacidad que son suministradas únicamente a nosotros. Hemos invertido aproximadamente Ps.202 millones en investigación y desarrollo durante el periodo de Enero 1, 1997 hasta Diciembre 31, 2001, incluyendo Ps.20 millones durante el 2001.

Inversión en BANORTE

En Junio de 1992 realizamos una inversión en Banco Mercantil del Norte, S.A. ("BANORTE"), un banco Mexicano que fue privatizado por el Gobierno de México en 1992. Adquirimos el 10.1% del capital social de Banorte al participar conjuntamente en una licitación con otros inversionista que fueron encabezados por nuestro presidente del Consejo de Administración, Roberto González Barrera. En Septiembre de 1993, estas acciones fueron intercambiadas por una participación en Grupo Financiero Banorte, S.A. de C.V. ("GFNorte"), una compañía de servicios financieros y tenedora de acciones de la cual es subsidiaria BANORTE. Además, adquirimos Ps.98.5 millones en obligaciones convertibles en acciones de GFNorte. Dichas obligaciones se convirtieron en acciones en Diciembre del 2000. Al 31 de Diciembre del 2001, éramos propietarios de aproximadamente el 11.1% del capital social en circulación de GFNorte. Aproximadamente 5% o Ps.1,054 millones de nuestros activos totales están invertidos en Banorte. De acuerdo a los Principios de Contabilidad Generalmente Aceptados en México, los resultados de operación de GFNorte son considerados en nuestros estados financieros consolidados a través del método contable de participación.

B. Patentes, Licencias, Marcas y otros Contratos

Marcas

A través de Tecnomaíz, llevamos a cabo el diseño, fabricación y venta de máquinas para la producción de tortillas y frituras. También fabricamos accesorios para nuestra maquinaria de fabricación de tortillas y de harina. Algunos de estos equipos o sus partes han sido patentados, mientras que en algunos otros casos, mantenemos protegidos nuestros derechos sobre los mismos a través de secretos industriales.

GRUMA comercializa sus productos, entre otras, bajo las siguientes marcas:

- GIMSA vende harina de maíz en México bajo la marca MASECA®.
- Molinera de México comercializa harina de trigo bajo las siguientes marcas: REPOSADA®, PODEROSA®, SELECTA® y MONTERREY®.
- En México, nuestras tortillas y tostadas empacadas se venden al amparo de las marcas MISION® y TORTIRICA®.
- Gruma Corporation fabrica y distribuye tortillas empacadas y productos relacionados en Estados Unidos de América bajo las marcas denominadas MISSION® y GUERRERO®.
- Azteca Milling comercializa la harina de maíz en Estados Unidos de América bajo la marca MASECA®.
- Gruma Centro América vende en Centro América harina de maíz bajo las marcas MASARICA®, MASECA® y TORTI MASA®.
- En Costa Rica comercializamos las tostadas, papas fritas y productos similares bajo la marca TOSTY®.
- Las operaciones en Venezuela producen y distribuyen harina de maíz bajo las marcas JUANA® y TIA BERTA®, harina de trigo bajo la marca ROBIN HOOD® y arroz bajo las marcas MONICA® y DECASA®.
- El equipo de fabricación de tortillas es vendido en México bajo las marcas TORTEC®, y BATITEC®.

Contratos Importantes

Archer-Daniels-Midland Company

Celebramos una asociación con Archer-Daniels-Midland en septiembre de 1996. Somos de la opinión de que esta asociación ha mejorado nuestra posición en el mercado de harina de maíz en los Estados Unidos de América al combinar nuestra tecnología en materia de harina de maíz, nuestra posición líder en la industria de harina de maíz en México, los Estados Unidos de América, Centro América y Venezuela y nuestra pericia operacional con los recursos de logística y solidez financiera de Archer-Daniels-Midland.

A raíz de esta asociación, recibimos US$258 millones en efectivo, 80% de la propiedad de nuestras operaciones de harina de maíz en los Estados Unidos de América y 60% de las operaciones en molinos de trigo de Archer-Daniels-Midland en México. Además recibimos derechos de exclusividad de Archer-Daniels-Midland en mercados específicos de harina de maíz y harina de trigo. A cambio, Archer-Daniels-Midland recibió 74,696,314 de nuestras acciones recién emitidas, que representaban aproximadamente 22% de nuestras acciones totales en circulación, y 20% de la propiedad de nuestras operaciones combinadas de harina de maíz en los Estados Unidos de América, y retuvimos 40% de las operaciones en molinos de trigo en México. Archer-Daniels-Midland además obtuvo el derecho de nombrar dos de los 13 miembros de nuestro Consejo de Administración y sus respectivos suplentes.

De acuerdo a los términos de esta asociación, Archer-Daniels-Midland no puede, sin el consentimiento del Sr. Roberto González Barrera, nuestro Director General y Presidente del Consejo de Administración, o de nuestro Consejo de Administración, adquirir acciones adicionales de nosotros. En 1999, el Sr. González Barrera le autorizó a Archer-Daniels-Midland la adquisición de nuestras acciones adicionales emitidas como resultado de un aumento de capital social y posteriores ofertas de derechos de preferencia a nuestros accionistas. En relación con la oferta de derechos de preferencia que se llevó a cabo el 19 de agosto de 1999, Archer-Daniels-Midland directa e indirectamente compró un total de 51,408,337 nuevas acciones, incrementando su propiedad directa e indirecta en las acciones en circulación de nosotros a aproximadamente 29.2%. Un total de 24,566,561 de estas nuevas acciones son propiedad de Archer-Daniels-Midland a través de una sociedad mexicana en propiedad común con el Sr. González Barrera, misma que es controlada por este último. Además, Archer-Daniels-Midland está obligado a otorgar al Sr. González Barrera la opción de compra en cualquier venta de sus acciones nuestras. El Sr. González Barrera está obligado a otorgar a Archer-Daniels-Midland un derecho similar en cualquier venta de sus acciones con nosotros en caso que al momento de dicha venta, el sea propietario, o como resultado de la venta será propietario, de menos del 30% de las acciones nuestras en circulación.

Los documentos que detallan los términos de la asociación incluyen el Convenio entre Accionistas celebrado entre nosotros, el Sr. Roberto González Barrera, Archer-Daniels-Midland Company y ADM Bioproducts, S.A. de C.V., el Contrato de Aportación de Activos entre GRUMA Corporation, Gruma Holding, Inc., ADM Milling Co., Valley Holding, Inc., GRUMA-ADM, y Azteca Milling, L.P., y el Contrato de Inversión celebrado entre nosotros y Archer-Daniels-Midland Company, todos ellos de fecha 21 de agosto de 1996 así como la Enmienda No. 1 y la Enmienda No. 2 al Convenio entre Accionistas de fechas 13 de septiembre de 1996 y 18 de agosto de 1999, respectivamente.

Bank of America Corporation

El 13 de febrero del año 2001, obtuvimos un préstamo sindicado por US$400,000,000 de un grupo de 20 bancos nacionales y extranjeros, encabezados por Bank of America Corporation, incluyendo Radobank, Standard Bank of London, ABN Amro,Bank One, Societe General, Citibank, BBCA Bancomer y Banamex. El préstamo a tres años nos permitirá reestructurar nuestras deudas a corto plazo. El préstamo pagará un margen variando entre 1.25 y 2.875 puntos porcentuales por encima del LIBOR. Ningún banco participando en este préstamo financiará más de 10 por ciento del préstamo total. El Contrato de Deuad a Plazo por US$400,000,000 entre nosotros, los bancos participantes, Bank of America, N.A. como Agente Administrativo y Banc of America Securities, LLC, como Líder Coordinador y Único Administrador, de fecha 13 de febrero de 2001, detalla los términos y condiciones de este préstamos.

C. Legislación Aplicable y Régimen Tributario

Regulación Mexicana

Subsidios al Maíz y la Tortilla y Políticas de Importaciones

Dado en parte a la importancia de la tortilla en la dieta mexicana, el gobierno mexicano ha establecido varias políticas que han distorsionado los mercados de maíz y tortilla. Antes del 1° de enero de 1999, el gobierno subsidiaba las compras de maíz efectuadas por productores de tortillas y fijaba los precios al menudeo de la tortilla. Aunque los subsidios y los controles de precio fueron eliminados en ese momento, el gobierno tomó otras medidas que afectaron el precio del maíz y las tortillas. Estos incluyeron el cierre de CONASUPO, lo que resultó en la venta de sus imporantes reservas de maíz, el incremento en la distribución de permisos de importación de maíz y el apoyo a través de fondos para los agricultores del maíz.

Reglamentación Ambiental

Nuestras operaciones mexicanas están sujetas a leyes y reglamentos mexicanas a nivel federal, estatal y municipal relacionados con la protección del ambiente. Las leyes ambientales principales son la Ley General de Equilibrio Ecológico y Protección al Ambiente ("Ley Ambiental Mexicana") cuya observancia es competencia de la Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT') y la Ley Federal de Derechos ("Ley de Derechos"). Bajo la Ley Ambiental Mexicana, cada una de nuestras plantas productoras de harina de maíz, requiere obtener una licencia de operación de la SEMARNAT al comienzo de operaciones, y anualmente presentar un certificado de operación a fin de conservar su licencia de operación. Adicionalmente, la Ley de Derechos establece que las plantas productoras mexicanas paguen una cuota por la descarga de aguas residuales al drenaje. Reglas relacionadas con substancias peligrosas en agua, aire y contaminación de ruido han sido promulgadas. En particular, las leyes y reglamentos ambientales mexicanas establecen que las sociedades mexicanas deben presentar informes de manera periódica en relación con emisiones al aire y al agua y residuos peligrosos. Establecen estándares para la descarga de aguas residuales. También debemos cumplir con reglamentos de zonificación así como reglamentos relacionados con la salud, condiciones de trabajo y asuntos comerciales. SEMARNAT y la Procuraduría Federal de Protección al Ambiente pueden iniciar procedimientos administrativos y penales en contra de sociedades que violen las leyes ambientales, así como establecimientos cerrados que no cumplan con las mismas.

Creemos que actualmente cumplimos en todos los aspectos relevantes de los reglamentos ambientales mexicanos. El nivel de regulación ambiental y su ejecución en México a incrementado en años recientes. Esperamos que esta tendencia continúe y que sea acelerado por acuerdos internacionales entre México y los Estados Unidos. A medida que nuevos reglamentos ambientales sean promulgados en México, podríamos estar obligados a incurrir en gastos de capital para remediación a fin de cumplir con las mismas. La administración no tiene conocimiento de ningún cambio reglamentario pendiente que pudiera requerir gastos de capital para remediación en cantidades substanciales.

Reglamentación en Materia de Competencia Económica.

La Ley Federal de Competencia Económica (la "Ley Mexicana de Competencia") fue aprobada por el Congreso mexicano y publicada en el Diario Oficial de la Federación el 24 de diciembre de 1992 y entró en vigor el 22 de junio de 1993. La Ley Mexicana de Competencia y el Reglamento de la Ley Federal de Competencia Económica (el "Reglamento de la Ley Mexicana de Competencia"), el cual entró en vigor el 5 de marzo de 1998, regula los monopolios y prácticas monopólicas y requiere aprobación del gobierno mexicano para ciertas fusiones y adquisiciones. La Ley Mexicana de Competencia le concede al gobierno la autoridad de establecer control de precios para productos y servicios de interés general establecidos como tales mediante decreto Presidencial y estableció a la Comisión Federal de Competencia ("CFC") para ejecutar la ley. Fusiones y adquisiciones y otras transacciones que pudieran restringir el comercio o que pudieran resultar en prácticas monopólicas o anticompetitivas o combinaciones deben ser aprobadas por la CFC. La Ley Mexicana de Competencia pudiera potencialmente limitar nuestras combinaciones de negocios, fusiones, adquisiciones y pudiera sujetarnos a mayor escrutinio en el futuro en virtud de nuestra presencia en el mercado, aunque ha tenido poco efecto en nuestras operaciones, y no creemos que esta legislación pudiera tener un efecto substancialmente adverso en nuestras operaciones de negocio existentes o en desarrollo.

Reglamentación Federal y Estatal de los Estados Unidos

Gruma Corporation está regulada por diversos organismos federales y estatales, incluyendo el "Food and Drug Administration", el "Occupational Safety and Health Administration", el "Federal Trade Commission", el "Environmental Protection Agency", y el "Texas Department of Agriculture". Creemos que estamos cumpliendo con los aspectos más importantes de todos los requerimientos ambientales y otros de índole legal. Nuestras instalaciones para la fabricación de alimentos y su distribución son objeto de inspección periódica por varios organismos públicos de salud, y el equipo utilizado en estas instalaciones en todo caso debe estar aprobado por el gobierno con anterioridad a su operación.

Centroamérica y Venezuela

Gruma Centro América y nuestras Operaciones en Venezuela están sujetas a regulación en cada país en que operan. Somos de la opinión de que Gruma Centro América y nuestras Operaciones en Venezuela cumplen con todos los requerimientos legales aplicables en todo aspecto substancial.

Régimen Tributario

El siguiente resumen contiene una descripción de ciertas disposiciones sobre el impuesto sobre la renta, en materia federal tanto en México como en EUA, por la adquisición, tenencia y disposición de Acciones Serie B o Acciones Serie B ADSs (evidenciados por ADRs), pero no debe considerarse como una descripción íntegra de todas las consideraciones fiscales que pudieran ser relevantes para una decisión de comprar o ser tenedor de acciones o ADSs, tales como el tratamiento fiscal de tenedores que sean agentes o que sean dueños (actual o de manera constructiva conforme a las reglas establecidas en el "Internal Revenue Code" de 1986, y sus enmiendas, (el "Código de Estados Unidos"), 10% o más de nuestras acciones con derecho a voto.

El tratado para evitar la Doble Imposición Fiscal y el protocolo del mismo (el "Tratado Fiscal") entre Estados Unidos y México entró en vigor en 1 de enero de 1994. Los Estados Unidos y México también han celebrado un acuerdo relacionado con el intercambio de información tributaria.

El resumen se basa en leyes tributarias de los Estados Unidos y México en vigor a la fecha de este documento, las cuales están sujetas a cambios, incluyendo cambios que pudieran tener efectos retroactivos. Los tenedores de las acciones o ADSs deben consultar a sus asesores fiscales sobre las consecuencias tributarias mexicanas y estadounidenses por la compra, propiedad y disposición de acciones o ADSs, incluyendo, en particular, los efectos de cualquier ley fiscal extranjera, estatal o local.

Consideraciones Fiscales Mexicanas

A continuación se presenta un resumen general de las principales consecuencias bajo la Ley del Impuesto sobre la Renta y las reglas y reglamentos de la misma, actualmente en vigor, de una inversión en acciones o ADS por un tenedor que no sea residente de México y que será tenedor de acciones o ADSs o un interés en los mismos en conexión con un negocio a través de un establecimiento permanente o base fija en México.

Para efectos de tributación mexicana, una persona física es residente de México para efectos fiscales si ha establecida su hogar en México, al menos que haya residido en otro país por más de 183 días, ya sea o no de manera consecutiva, en un año calendario y pueda demostrar que es residente de ese país para efectos fiscales, y una entidad legal es residente de México si fue constituida en México o mantiene la principal administración de sus negocios en México. Se presume que un ciudadano mexicano es residente de México a menos que dicha persona pueda demostrar lo contrario. Si se considera que un no-residente de México tiene un establecimiento permanente o base fija en México para efectos fiscales, todos los ingresos atribuibles a dicho establecimiento permanente o base fija estarán sujetos a impuestos mexicanos, de acuerdo a las leyes aplicables.

Tratados Fiscales

Los normas del Tratado Fiscal que pudieran afectar la base gravable de cierto tenedor en Estados Unidos se resumen a continuación. Los Estados Unidos y México también han celebrado un tratado sobre el intercambio de información fiscal.

México también ha celebrado y está en proceso de negociación de varios otros tratados que pudieran reducir la cantidad de impuesto sujeto a retención a los cuales el pago de dividendos sobre acciones o ADSs pudiera estar sujeto. Los tenedores de acciones o ADSs deben consultar a sus asesores fiscales sobre las consecuencias fiscales de dichos tratados, en su caso.

Bajo la Ley del Impuesto sobre la Renta, se debe de comprobar la residencia para fines fiscales para efectos de obtener cualquier beneficio del Tratado Fiscal o cualquier otro tratado fiscal aplicable.

Pago de Dividendos

Bajo la Ley del Impuesto sobre la Renta, los dividendos, ya sea en efectivo o en especie, pagado en relación con las Acciones representadas por ADSs no están sujetas a un impuesto de retención. Una sociedad mexicana no estará sujeta a ningún impuesto si la cantidad de dividendos no excede la cuenta de utilidad fiscal neta.

Si pagamos dividendos en el 2002 en una cantidad mayor a nuestra balance de CUFIN (lo que pudiera ocurrir en un año que las utilidades netas excedan el balance en dichas cuentas), entonces estaríamos obligados a pagar un impuesto sobre la renta del 35% sobre un monto igual al resultado de la parte del monto que se incrementa y que excede dicho balance multiplicado por un factor de 1.5385. Para los próximos años, la tasa de impuesto sobre la renta y el factor aplicables se esperan de la siguiente manera:

Año	Tasa	Factor
2003	34%	1.5152
2004	33%	1.4925
2005	32%	1.4706

Se anticipa que después del 2005, la tasa aplicable del impuesto sobre la renta y el factor se mantendrán en 32% y 1.4706, respectivamente.

Tratamiento Fiscal de Disposiciones

La venta u otra disposición de las ADSs por un tenedor que no sea residente, no estará sujeto a impuestos mexicanos. Los depósitos de acciones a cambio de ADSs y los retiros de acciones a cambio de ADSs no da lugar a impuestos mexicanos y cuotas de transferencia.

Las ventas de acciones por un tenedor que no sea residente, no estarán sujetas a impuestos mexicanos si la transacción se efectúa en la Bolsa Mexicana de Valores u otra Bolsa aprobada por la Secretaría de Hacienda y Crédito Público. Las ventas u otra disposición de las acciones hechas en otras circunstancias, estarán sujetas a impuestos mexicanos, sin importar la nacionalidad o residencia del tenedor.

Bajo la Ley del Impuesto sobre la Renta, las utilidades realizadas por un tenedor de acciones no residente sobre la venta o disposición de acciones que no se efectúe en una Bolsa de Valores generalmente reconocidas están sujetas a un impuesto del 20% sobre el precio bruto de venta. No obstante, si el tenedor es un residente de un país que no sea considerado un país de baja imposición fiscal (por referencia a una lista de países de baja imposición fiscal publicada por la Secretaría de Hacienda y Crédito Público), el tenedor puede optar por designar a un residente de México como su representante, en cuyo caso los impuestos serían a una tasa del 35% sobre la utilidad neta en tal disposición de acciones (34% en 2003, 33% en 2004 y 32% en 2005 y años subsecuentes)..

De acuerdo al Tratado Fiscal, las utilidades obtenidas por tenedores calificados estadounidenses de la venta u otra disposición de acciones, aún y cuando no se realicen a través de una Bolsa de Valores reconocida, no estarán sujetas al impuesto sobre la renta en México, excepto que impuestos mexicanos serán aplicables si:

- 50% o más de nuestros activos consisten en activos fijos situados en México.
- Dicho tenedor estadounidenses es dueño del 25% o mas de las acciones representativas de nuestro capital social (incluyendo ADSs), directa o indirectamente, durante un periodo de 12 meses anterior a la disposición, o
- La ganancia es atribuible a un establecimiento permanente o base fija del tenedor estadounidenses en México.

Otros Impuestos Mexicanos

Un tenedor que no sea residente, no estará sujeto a impuestos de herencia o impuestos similares en relación con su tenencia de acciones o ADSs, en el entendido que las transferencias gratuitas de acciones en ciertas circunstancias pudieran resultar en la imposición de la aplicación de un impuesto mexicano sobre el beneficiario. No existen impuestos de timbres, registro de emisión o impuesto similar aplicable a tenedores de acciones o ADSs que no sean residentes.

El reembolso de capital de acuerdo con los términos de reembolso de acciones será libre de impuestos hasta por un monto equivalente al capital contribuido ajustado correspondiente a las acciones que serán reembolsadas. Cualquier distribución efectuada con motivo de un reembolso por encima de dicho monto será considerada un dividendo para efectos fiscales y podríamos ser sujetos al pago de impuestos según la explicación anterior.

Consideraciones Del Impuesto Sobre La Renta En Estados Unidos.

A continuación se presenta un resumen de ciertas consecuencias del impuesto sobre la renta de Estados Unidos para tenedores de Estados Unidos (según se define a continuación) por la adquisición, propiedad y disposición de acciones o ADSs. Este resumen se basa en las leyes federales de Estados Unidos sobre el impuesto sobre la renta, en vigora la fecha de este Reporte Anual, incluyendo las disposiciones del Tratado Fiscal, las cuales todas en su conjunto están sujetas a cambios, inclusive existe la posibilidad que con efectos retroactivos en el caso de las leyes federales de Estados Unidos en materia del impuesto sobre la renta.

El resumen no tiene la intención se ser una descripción completa de todas las consecuencias fiscales de la adquisición, propiedad y disposición de acciones o ADSs. El resumen es aplicable solamente para tenedores que mantendrán sus Acciones Serie B o ADS como activos de capital y no aplica para ciertas clases de tenedores tales como agentes de valores o moneda, tenedores de monedas funcionales adicionales al Dólar de los Estados Unidos, tenedores del 10% o más de nuestras acciones con derecho a voto (ya sea directamente, a través de ADSs o ambos), organizaciones exentas del pago de impuestos, instituciones financieras, tenedores obligados al pago de un impuesto mínimo alternativo, inversionistas en acciones que elijan contabilizar sus inversiones en acciones o ADSs bajo una base de marca a mercado, y personas que detentan sus acciones o ADSs en una transacción de cobertura o como parte de una transacción de conversión o puente.

Para efectos de este resumen, un "tenedor de Estados Unidos" es un tenedor de acciones o ADSs que es:

- Un ciudadano o residente de los Estados Unidos de América,
- Una sociedad constituida bajo las leyes de Estados Unidos de América o cualquier estado del mismo, o
- Sujeto a impuesto sobre la renta en Estados Unidos sobre la base de su renta neta en relación a las acciones o ADSs.
- Un fideicomiso si un tribunal de los EUA es capaz de ejercer primera supervisón sobre la administración y una o más personas de EUA tienen la autoridad para controlar todas las decisiones substanciales del fideicomiso; o
- De cualquier otra manera sujeta al impuesto sobre la renta federal de EUA bajo una base de utilidad neta en cuanto a las Acciones Serie B o los ADSs.

Cada tenedor de Acciones Serie B o ADSs que sea una sociedad en participación, y los socios en dicha empresa deberán consultar a su asesor fiscal en relación con las implicaciones fiscales estadounidenses por tener y disponer de las Acciones Serie B o ADSs. Según sea el caso.

Inversionistas potenciales de Acciones Serie B o ADSs deberán consultar con sus propios asesores fiscales en cuanto a las consecuencias fiscales tanto en México como en EUA en materia federal, u otras, de la compra, tenencia y enajenación de las Acciones Serie B o ADSs, especialmente por el efecto de cualesquier legislación fiscal extranjera, estatal o local y los derechos a los beneficios que pudiera otrorgar el Tratado Fiscal, en su caso.

Tratamiento de ADSs

En general, un tenedor de ADS's en Estados Unidos será tratado como el dueño de las acciones representadas por esos ADSs para efectos del impuesto sobre la renta federal en Estados Unidos. Los depósitos o retiros de las acciones por tenedores de Estados Unidos a cambio de ADSs dará como resultado una utilidad o pérdida para efectos del impuesto sobre la renta federal de los Estados Unidos. Los tenedores de Estados Unidos que retiren acciones deben consultar con su asesor fiscal en relación con el tratamiento de ganancia o pérdida cambiaria en relación con pesos recibidos por dichas acciones.

Tratamiento Fiscal de Distribuciones

En este resumen, el término "dividendos" incluye distribuciones (incluyendo cualquier impuesto mexicano retenido) pagado de nuestras utilidades actuales o acumuladas con relación a las Acciones Serie B o las ADSs. En general, la cantidad bruta de cualquier dividendo deberá ser incluida en el ingreso bruto de un tenedor de Estados Unidos como ingreso ordinario en el día en que los dividendos fueron recibidos por el tenedor de Estados Unidos tratándose de acciones (o por el depositario tratándose de ADSs.) En la medida que los dividendos excedan la cantidad de nuestros ingresos y utilidades (calculadas para efectos de la legislación federal en EUA sobre el impuesto sobre la renta), se tratarán como un reembolso de capital no gravable en la medida de la base del tenedor estadounidense de Acciones Serie B o ADSs, y posteriormente como ganancia cambiaria (siempre y cuando las Acciones Serie B o los ADSs se mantengan como activos de capital) Los dividendos pagados por nosotros no son sujetos a la deducción por dividendos recibidos permitido a las sociedades bajo el Código de Estados Unidos. Los dividendos serán pagados en pesos y deberán ser incluidos en el ingreso del tenedor de Estados Unidos en dólares, monto calculado tomando en cuenta el tipo de cambio vigente en la fecha en que los dividendos fueron recibidos por el tenedor de Estados Unidos tratándose de acciones (o por el depositario tratándose de ADSs). Los tenedores de Estados Unidos deben consultar a sus asesores fiscales en relación con el tratamiento fiscal de ganancia o pérdida cambiaria sobre los pesos recibidos por un tenedor de Estados Unidos o depositario que sean convertidos a dólares de los Estados Unidos en una fecha posterior a la recepción.

Las distribuciones de acciones o ADSs adicionales a tenedores de Estados Unidos en relación con sus acciones o ADSs que se efectúen en base a una distribución proporcional a todos nuestros accionistas, generalmente no están sujetos a impuesto sobre la renta de Estados Unidos.

Los dividendos pagados sobre acciones o ADSs generalmente son tratados como ingresos pasivos de fuente extranjera para efectos del acreditamiento de impuestos extranjeros, o, en el caso de ciertos tenedores de Estados Unidos, como ingreso de servicios financieros de fuentes extranjeras. El impuesto de retención mexicano que sea aplicado sobre dichos dividendos será tratado como impuestos sobre la renta extranjero, sujeto a limitaciones y condiciones generalmente aplicables bajo las leyes del impuesto sobre la renta federal de los Estados Unidos, para ser acreditado contra la obligación de impuesto sobre la renta federal de Estados Unidos o, a elección del tenedor de Estados Unidos, para deducción del ingreso bruto al calcular el ingreso gravable del tenedor de Estados Unidos.

El cálculo y disponibilidad de acreditamientos de impuestos extranjeros, y, en el caso de un tenedor de Estados Unidos que elija deducir sus impuestos extranjeros, la disponibilidad de deducciones, requiere la aplicación de reglas que dependen de las circunstancias particulares de un tenedor de Estados Unidos. Los tenedores de Estados Unidos deben consultar a sus asesores fiscales con relación a la disponibilidad de acreditamiento de impuestos extranjeros.

Bajo ciertos lineamientos del Departamento de Tesorería, los acreditamientos de impuestos extranjeros no se permitirán para impuestos retenidos sobre ciertas posiciones de corto plazo o de cobertura en valores o en relación con ciertos arreglos en los cuales la expectativa económica de utilidad de un tenedor de Estados Unidos, después del pago de impuestos que no sean de Estados Unidos, no es substancial. Los tenedores de Estados Unidos deben consultar a sus asesores fiscales en relación con las implicaciones de estas reglas en vista de sus circunstancias particulares.

Tratamiento Fiscal de Disposiciones

La venta u otra disposición de las ADSs por un tenedor que no sea residente, no estará sujeto a impuestos mexicanos. Los depósitos de acciones a cambio de ADSs y los retiros de acciones a cambio de ADSs no dan lugar a impuestos mexicanos y cuotas de transferencia.

Las ventas de acciones por un tenedor que no sea residente, no estarán sujetas a impuestos mexicanos si la transacción se efectúa en la Bolsa Mexicana de Valores u otra Bolsa aprobada por la Secretaría de Hacienda y Crédito Público. Las ventas u otra disposición de las acciones hechas en otras circunstancias, estarán sujetas a impuestos mexicanos, sin importar la nacionalidad o residencia del tenedor.

Bajo la Ley del Impuesto sobre la Renta, las utilidades realizadas por un tenedor de acciones no residente sobre la venta o disposición de acciones que no se efectúe en una Bolsa de Valores reconocidas generalmente están sujetas a un impuesto del 20% sobre el precio bruto de venta. No obstante, si el tenedor es un residente de un país que no sea considerado un país de baja imposición fiscal (por referencia a una lista de países de baja imposición fiscal publicada por la Secretaría de Hacienda y Crédito Público), el tenedor puede optar por designar a un residente de México como su representante, en cuyo caso los impuestos serían a una tasa del 35% sobre la utilidad neta en tal disposición de acciones en el 2002 (34% en 2003, 33% en 2004 y 32% en 2005 y años subsecuentes).

De acuerdo al Tratado Fiscal, las utilidades obtenidas por tenedores calificados estadounidenses de la venta u otra disposición de acciones, aún y cuando no se realicen a través de una Bolsa de Valores reconocida, no estarán sujetas al impuesto sobre la renta en México, excepto que impuestos mexicanos serán aplicables si:

- 50% o más de nuestros activos consisten en activos fijos situados en México.
- Dicho tenedor estadounidenses es dueño del 25% o más de las acciones representativas de nuestro capital social (incluyendo ADSs), directa o indirectamente, durante un periodo de 12 meses anterior a la disposición, o
- La ganancia es atribuible a un establecimiento permanente o base fija del tenedor estadounidense en México.

Registro de Información y Retención Retroactiva

Los dividendos sobre, y los montos obtenidos de la venta o disposición de, acciones Serie B o ADSs pagadas a un tenedor de Estados Unidos generalmente están sujetas a requerimientos de declaración bajo el Código de Estados Unidos y puede estar sujeto a impuestos de retención retroactivos, a menos que el tenedor:

- Establezca que es una sociedad u otro tenedor exento, o
- Proporcione información precisa de su número de identificación fiscal en un formato debidamente llenado de la forma W-9 del "Internal Revenue Service" y certifique que ninguna pérdida a la exención de retención retroactiva ha ocurrido.

La cantidad de cualquier retención de un pago al tenedor será acreditable contra el impuesto sobre la renta a cargo del tenedor de Estados Unidos y pudiera darle derecho a dicho tenedor a solicitar un reembolso, siempre y cuando se proporcione cierta información al "Internal Revenue Service".

Consecuencias Fiscales en Estados Unidos para Tenedores Extranjeros

Distribuciones.

Un tenedor de acciones o ADSs que sea, en relación con los Estados Unidos, una sociedad extranjera o una persona física no residente (un "tenedor extranjero – no de EUA") por lo general no está sujeto a impuestos sobre la renta o de retención de Estados Unidos sobre los dividendos recibidos sobre las acciones Serie B o ADSs, al menos que dicho ingreso sea atribuible a la conducta del tenedor de un comercio o negocio de Estados Unidos.

Disposiciones.

Un tenedor extranjero de acciones Serie B o ADSs no estará sujeto al impuesto sobre la renta federal de los Estados Unidos o retención sobre las ganancias realizadas sobre las ventas de acciones Serie B o ADSs, al menos que:

- Dicha ganancia esté efectivamente conectada a la conducta del tenedor de un comercio o negocio de EUA, o
- En el caso de una ganancia realizada por un tenedor persona física, si el tenedor se encuentra presente en los Estados Unidos por 183 días o más dentro del ejercicio fiscal de la venta y se reúnen otras condiciones.

Registro de Información y Retenciones Retroactivas.

Aunque los tenedores extranjeros generalmente están exentos de impuestos de retención, un tenedor extranjero pudiera estar obligado a cumplir con procedimientos de certificación e identificación a fin de establecer su exención de declaración de información y retención retroactiva.

D. Recursos Humanos

Al 31 de Diciembre del 2001, teníamos una cantidad aproximada de 15,585 empleados, incluyendo sindicalizados (6,590) y no sindicalizados (8,995), tanto de tiempo completo como de medio tiempo. De este total, empleamos aproximadamente a 6,921 personas en México, 4,788 en los Estados Unidos de América, 1,878 en Centro América, 1,809 en Venezuela y 189 en Inglaterra. El total de empleados en el 2000 y 1999 fue 17,208 y 16,513, respectivamente. Del total de empleados al 31 de Diciembre del año 2001, aproximadamente 42% eran empleados y 58% obreros.

En México, los trabajadores en cada una de nuestras plantas están cubiertos por un contrato individual de trabajo, de conformidad con las revisiones salariales que se presentan una vez por año, usualmente en Enero o Febrero. Las disposiciones no relacionadas con salario de estos contratos son revisadas cada dos años. Renovamos contratos con 37 sindicatos en 2001 y con otros 29 en 2002. En los Estados Unidos de América, Gruma Corporation ha celebrado contratos colectivos de trabajo con cuatro sindicatos que representan 421 trabajadores en establecimientos específicos. Se renovó el contrato respectivo con dos sindicatos en el 2001 y con uno más en el 2002. Las revisiones saláriales se hacen una vez al año, regularmente en marzo. Los previsiones no salariales de estos contratos contratos son revisadas de acuerdo a los términos de cada contrato en particular. Creemos que nuestras relaciones laborales actuales son satisfactorias.

E. Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación

Información por segmento al 31 de diciembre de 2001 (miles de pesos)

Segmentos	Ventas netas a clientes externos	Ventas netas entre compañías	Utilidad de operación
Harina de maíz y tortilla empacada (Estados Unidos de América)...........	$ 7,749,213	$ -	$ 526,516
Harina de maíz (México)................	4,646,468	33,517	528,182
Harina de maíz y otros granos (Venezuela)..	2,472,781	-	189,342
Pan y tortilla empacada (México)........	347,155	32,296	(215,697)
Harina de trigo (México)....................	1,437,758	26,109	12,746
Harina de maíz y productos relacionados (Centroamérica)............	1,053,898	-	(7,159)
Otros..	91,839	339,172	(12,833)
Otras partidas en conciliación.............	21,072	(431,094)	(101,854)
Total	$ 17,820,184	$ -	$ 919,243

Información por segmento al 31 de diciembre de 2000 (miles de pesos)

Segmentos	Ventas netas a clientes externos	Ventas netas entre compañías	Utilidad de operación
Harina de maíz y tortilla empacada (Estados Unidos de América)............	$ 7,841,210	$ 87	$ 408,279
Harina de maíz (México)..............	4,950,667	36,200	548,129
Harina de maíz y otros granos (Venezuela).......................................	2,797,923	-	272,718
Pan y tortilla empacada (México)......	360,529	24,942	(285,944)
Harina de trigo (México).................	1,409,175	19,537	(41,030)
Harina de maíz y productos relacionados (Centroamérica)..........	1,063,476	-	28,462
Otros...	32,160	526,277	(21,603)
Otras partidas en conciliación............	(181,480)	(607,043)	(92,347)
Total	$ 18,273,660	$ -	$ 816,664

Información por segmento al 31 de diciembre de 1999 (miles de pesos)

Segmentos	Ventas netas a clientes externos	Ventas netas entre compañías	Utilidad de operación
Harina de maíz y tortilla empacada (Estados Unidos de América).............	$ 7,301,129	$ 59,150	$ 477,548
Harina de maíz (México)................	5,509,678	69,111	417,781
Harina de maíz y otros granos (Venezuela)..	1,336,826	-	24,789
Pan y tortilla empacada (México)........	251,558	-	(274,079)
Harina de trigo (México)....................	1,131,748	-	7,686
Harina de maíz y productos relacionados (Centroamérica)............	994,932	-	11,935
Otros...	8,754	768,956	8,865
Otras partidas en conciliación.............	178,673	(899,009)	(288,617)
Total	$ 16,713,298	$ -	$ 385,908

F. Estructura Corporativa

Somos una compañía tenedor de acciones y llevamos a cabo nuestras operaciones a través de nuestras subsidiarias. La tabla adjunta indica nuestras subsidiarias más importantes.

Nombre de la Compañía	Principales Mercados	Jurisdicción de Incorporación	Porcentaje de Tenencia Accionaria(1)	Productos/ Servicios
Operaciones Mexicanas				
Grupo Industrial Maseca, S.A. de C.V. ("GIMSA")	México	México	83%	Harina de Maíz
Molinera de México, S.A. de C.V. ("Molinera de México")	México	México	60	Harina de Trigo
Productos y Distribuidora Azteca, S.A. de C.V. ("PRODISA")	México	México	100	Tortillas Empacadas
Operaciones en Estados Unidos de América				
Gruma Corporation	Estados Unidos de América	Nevada	100	Tortillas Empacadas, otros productos relacionados de Maíz
Azteca Milling(2)..................	Estados Unidos de América	Texas	80	Harina de Maíz
Operaciones en Centro América				
Gruma Centro América, S.A.	Costa Rica, Honduras, Guatemala, El Salvador , Nicaragua	Costa Rica	100	Harina de Maíz, Tortillas Empacadas, Snacks, Palmito y Arroz
Operaciones en Venezuela(3)				
Molinos Nacionales, C.A. ("MONACA")..................................	Venezuela	Venezuela	95	Harina de Maíz y Trigo, otros productos
Derivados de Maíz Seleccionado, C.A. ("DEMASECA")	Venezuela	Venezuela	50	Harina de Maíz
Otras Subsidiarias				
Investigación de Tecnología Avanzada, S.A. de C.V ("INTASA")	México	México	100%	Construcción, Operaciones de Tecnología y Equipos

(1)Porcentaje de tenencia accionaria detentada por nosotros en forma directa o indirecta a través de subsidiarias
(2)Una sociedad de responsabilidad limitada entre Gruma Corporation (80%) y Archer-Daniels-Midlan (20%)
(3) En conjunto a estas subsidiarias se les refiere como "las Operaciones en Venezuela" u "Operaciones Venezolanas".

Inversión en Banorte

En junio de 1992 realizamos una inversión en Banco Mercantil del Norte, S.A. o Banorte, un banco Mexicano que fue privatizado por el Gobierno de México en 1992. Adquirimos el 10.1% del capital social de Banorte al participar conjuntamente en una licitación con otros inversionista que fueron encabezados por nuestro Director General y Presidente del Consejo de Administración, Roberto González Barrera. En septiembre de 1993, estas acciones fueron intercambiadas por una participación en Grupo Financiero Banorte, S.A. de C.V. o GFNorte, una compañía de servicios financieros y tenedora de acciones de Banorte. Además, adquirimos Ps98.5 millones en obligaciones convertibles en acciones de GFNorte. Dichas obligaciones se convirtieron en acciones en diciembre del 2000. Al 31 de diciembre del 2001, éramos propietarios de aproximadamente el 11.1% del capital social en circulación de GFNorte. Aproximadamente 5% o Ps$1,054 millones de nuestros activos totales están invertidos en Banorte. De acuerdo a losPCGA Mexicanos, los resultados de operación de son considerados en nuestros estados financieros consolidados a través del método contable de participación.

G. Procesos Judiciales, Administrativos o Arbitrales

Procedimientos Legales

En el curso ordinario de nuestro negocio, somos parte de diversos procedimientos legales, ninguno de los mismos ha tenido ni esperamos razonablemente que lo tenga, efectos substancialmente adversos sobre nosotros.

Litigio StarLink

Antecedentes

StarLink es una variedad de maíz amarillo genéticamente modificado que fue creado por Aventis CropScience y es vendido y comercializado principalmente por su licenciataria Advanta USA Corp.(previamente conocido como "Garst Seed Company" o Garst). StarLink fue diseñado para resistir las campañas europeas contra el maíz genéticamente modificado. Aventis primeramente obtuvo la aprobación de la Agencia de Protección al Ambiente de Estados Unidos de América ("EPA") para vender StarLink el 12 de mayo de 1998. Este registro limitó el uso del maíz StarLink para alimento animal y para otros usos no industriales. Esta limitación se generó por la preocupación de la citada agencia sobre la posibilidad de que la proteína Cry9C que contenía StarLink podría ser un agente alérgico humano. La EPA solicitó a Aventis llevar a cabo un programa de administración diseñado para impedir la entrada del maíz StarLink al abasto de alimento humano. El 18 de Septiembre del año 2000 una organización de interés público llamada Amigos de la Tierra anunció que había detectado rastros de DNA de la proteína Cry9C en los productos "Caseros Originales de Taco Bell" de Kraftfoods Inc. vendidos en supermercados. Después de éste anuncio, Azteca Milling interrumpió de inmediato la molienda de maíz amarillo en su molino de Plainview, Texas ya que el maíz StarLink es un maíz amarillo, y se sospechaba que Plainview, Texas era el origen del la harina de maíz utilizado en el alimento vendido por Kraft. Posteriormente Azteca Milling llevó a cabo pruebas de sus inventarios para detectar la presencia de StarLink. En virtud de que estas pruebas no descartaron la posibilidad de que StarLink estuviera presente en su harina de maíz amarilla, Azteca Milling inició una recolección voluntaria de su harina de maíz amarilla y Mission Foods igualmente inició una recolección voluntaria de sus productos elaborados con harina de maíz amarilla. Por lo anterior, ambos Azteca Milling y Mission Foods descontinuaron la venta de cualquier producto de maíz amarillo.

Litigio Iniciado por Grupos de Consumidores

Poco después del anuncio publico del 18 de septiembre del año, 2000 Azteca Milling, Mission Foods y otras compañías no afiliadas fueron incluidas en ciertas demandas entabladas por grupos de consumidores, las cuales se mencionan a continuación. En general, ciertas demandas alegan la compra y el consumo de productos de maíz amarillo que posiblemente contenían maíz StarLink. Asimismo, las demandas generalmente buscan daños no especificados y que se deriven del consumo y compra de dichos productos, incluyendo sin limitarse, a la devolución del precio de compra de dichos productos a los consumidores. Cada una de éstas acciones se presentó en una demanda punitiva conjunta. Algunos de estos casos involucran denuncias de posibles daños personales causados por el supuesto consumo de productos con maíz amarillo que supuestamente contenían StarLink. Los actores y los demandados en todos estos casos negociaron extrajudicialmente y dicho arreglo ha sido aprobado por la Corte de Distrito de EUA del Distrito Noreste de Illinois. Varios terceros interesados están tratando de apelar la resolución que confirma el arreglo resolutivo de referencia. Un tercero asumió cualesquier contingencia por estas demandas de consumidores.

Demandas de Taco Bell

Taco Bell Corporation, sus franquisatarios y su empresa controladora, han presentado demandas en contra nuestra y de Aventis CropScience USA, Inc. y sus afiliadas, y ADvanta, USA, Inc. argumentando que perdieron ventas y utilidades debido al miedo de los consumidores que sus productos pudieran contener StarLink. Una demanda en ese sentido fue desechada sin que implique una renuncia de acción o derecho futuro. Actualmente existen tres demandas pendientes. Nuestra aseguradora ha aceptado cubrir dichas reclamaciones, sin embargo los montos demandados no se han especificado.

Taco Bell Corporation; Tyson Mexican Original; Inc.; McClain Foods, Inc.; Russ Taco, Inc.; T.B. Barrett, Inc.; Dar-Taco, Inc.; Heartland Bells, Inc.; por sus propios derechos y en representación de otros franquisatarios de Taco Bellen ubicados de manera similar en todo Estados Unidos ***en contra de*** *Aventis CropScience U.S.A. Holding, Inc.; Aventis CropScience USA, Inc.; Aventis CropScience USA, LP; Advanta, USA, Inc.; Gruma Corporation; Azteca Milling; et al.* Esta demanda se presentó el 14 de septiembre de 2001 en la Corte de Circuito del Estado de Washington, Arkanasas y se desechó de manera voluntaria el 13 de diciembre de 2001, sin que implique una renuncia de acción o derecho futuro. La demanda fue una acción "en masa" ("class action") nacional en representación de todos los franquisatarios de Taco Bell, Taco Bell Corporation y uno de sus proveedores demandando utilidades perdidas que argumentan haber sufrido debido al miedo del público de que el maíz StarLink se pudiera haber utilizado en los productos de Taco Bell. Sin explicación alguna, los actores voluntariamente se desistieron de su demanda sin que ello implique una renuncia a derecho o acción futura para volver a presentar la demanda. Esta demanda se volvió a presentar recientemente de forma substancialmente similar, tal y como se describe en el siguiente párrafo:

K-MAC Enterprises, Inc.; Russ Taco, Inc.; Dar-Taco, Inc.; T.B. Barrett, Inc.; McLean Foods, Inc.; y Heartland Bells, Inc v. por sus propios derechos y en representación de otros franquisatarios de Taco Bellen ubicados de manera similar en todo Estados Unidos ***en contra de*** *Aventis CropScience U.S.A. Holding, Inc.; Aventis CropScience USA, Inc.; Aventis CropScience USA, LP; Advanta, USA, Inc. (antes Garst Seed Company); Gruma-ADM, Inc.; y Azteca Milling.* Esta demanda fue presentada el 12 de junio de 2002, en la Corte de Circuito del Condado de Sebastián, Arkansas, como una acción "en masa" (*class action*) nacional, demandando utilidades perdidas que argumentan haber perdido todas las franquisatarias de Taco Bell en Estados Unidos de América debido al miedo del público de que los productos de Taco Bell pudieran contener maíz alterado con StarLink. Los actores también buscan obtener daños punitorios. Los daños no se han especificado. Nosotros y nuestra aseguradora pretendemos defender enérgicamente este caso.

Southern Multifoods, Inc.; Metroplex Multifoods, Inc.; Plaza Dine, Inc.; Kurani International, Inc.; and Mallen Co. ***en contra de.*** *Aventis CropScience USA Holding, Inc.; Aventis CropScience USA, Inc.; Aventis CropScience USA, LP; Advanta USA, Inc./Garst Seed Company; Gruma Corporation; y Azteca Milling.* Esta demanda se presentó el 30 de noviembre de 2001, en la Corte de Distrito del Condado de Hidalgo, Texas, Distrito Judicial 275. La demanda la presentaron los franquisiatarios de Taco Bell demandando utilidades perdidas que argumentan haber sufrido debido al miedo del público que el maíz StarLink se pudiera haber usado en los tacos de los franquisatarios a través de los ingredientes suministrados por Azteca Milling. La etapa de pruebas está en su fase inicial y los demandantes están intentando que se les asigne fecha para integrar jurado en febrero de 2003. Los daños no se han especificado. Nosotros y nuestro asegurador pretendemos defender enérgicamente el caso.

Paradise Foods, Inc.; Paradise Foods II, Inc.; Bayou Bells, LLC; Paradise-Byrne Corp.; Jaguar Bells, LLC; Bells and Whistles, LLC; Border Masters, Inc.; Carolina Coastal Foods, Inc.; John O'Brien; West Quality

Food Service, Inc.; East More Tacos, Inc.; and Tricon Global Restaurants, Inc. ***en contra de*** *Aventis CropScience USA Holding, Inc.; Aventis CropScience USA, LP; Aventis CropScience USA, Inc.; Advanta USA, Inc. (antes Garst Seed Company); Gruma Corporation; Azteca Milling y Archer-Daniels-Midland Company.* La demanda se presentó el 15 de octubre de 2001 en la Corte de Circuito del Condado Jones, Mississippi, y posteriormente se trasladó a la Corte de Distrito de EUA para el Distrito Sureño de Mississippi, División Hattiesburg. Esta demanda la presentaron los franquisiatarios de Taco Bell demandando utilidades perdidas que argumentan haber sufrido debido al miedo del público que el maíz StarLink se pudiera haber usado en los tacos de los franquisatarios a través de los ingredientes suministrados por Azteca Milling. La etapa de pruebas no ha iniciado. Los actores han presentado un recurso jurisdiccional para reasignar el caso al tribunal estatal, y dicha acción sigue pendiente. Los daños no se han especificado. Nosotros y nuestro asegurador pretendemos defender enérgicamente el caso.

Litigios por Cuestiones de Competencia Económica

Dieciocho productores de tortillas y otros productos de alimentos procesados han presentado tres demandas relacionadas por cuestiones monopólicas en contra de Gruma Corporation, Azteca Milling, y otras empresas no relacionadas. Las tres demandas son las siguientes: (1) El Aguila Food Products, Inc. et al **en contra de** Gruma Corporation, et al; No. G-01-434, en la Corte de Distrito de Estados Unidos para el Distrito Sureño de Texas, División Galveston; (2) Gilbert Moreno Enterprises, Inc., et al **en contra de** Gruma Corporation, et al; C.A. No. G-01-546, en la Corte de Distrito de Estados Unidos para el Distrito Sureño de Texas, División Galveston; (3) Capistran, Inc., et al **en contra de** Gruma Corporation, et al; No. G-02-100, en la Corte de Distrito de Estados Unidos para el Distrito Sureño de Texas, División Galveston. Los demandantes argumentan que los demandados, incluyendo a Gruma Corporation y Azteca Milling, conspiraron con los menudistas para restringir el comercio a nivel menudeo en las ventas de tortillas en Texas, California, Arizona y Michigan, usaron su poder substancial en el mercado para excluir a los actores del mercado de la tortilla al menudeo y que en general compitieron de manera desleal. Los demandantes reclaman daños, incluyendo daños "multiplicados" ("treble damages"), "en mucho mayor medida de US$1 millón por Demandado", así como un remedio que implique cierta prohibicón para proteger a los demandantes. Gruma Corporation y Azteca Milling rechazan estas acusaciones y se están defendiendo de manera enérgica en contra de estas demandas. Las tres demandas están es la fase inicial de pruebas.

Litigio Fiscal Mexicano

Las autoridades mexicanas rechazaron ciertas deducciones realizadas por nosotros en relación con el impuesto sobre la renta, que hasta la fecha representan la cantidad de Ps.32 millones. Las autoridades fiscales mexicanas también nos han requerido el pago de multas y sobrecargos. Hemos interpuesto un recurso para anular la notificación de dicho rechazo y estamos defendiendo enérgicamente el requerimiento.

H. Acciones Representativas del Capital Social

Al 31 de diciembre de 2001, el capital social de la Compañía está representado por 441,725,086 acciones nominativas comunes Serie "B", sin expresión de valor nominal, correspondientes a la porción fija sin derecho a retiro totalmente suscritas y pagadas y 10,824,866 acciones en tesorería (438,776,086 acciones suscritas y pagadas y 13,773,866 acciones en tesorería al 31 de diciembre de 2000).

I. Dividendos

Nuestra capacidad de pagar dividendos está limitada pór la ley mexicana, por nuestros estatutos, y por obligaciones contenidas en algunos de nuestros contratos de financiamiento. En atención a que somos una compañía controladora que no tiene operaciones significativas propias, tenemos utilidades repartibles para pagar dividendos en función de que recibamos dividendos de nuestras propias subsidiarias. Consecuentemente, no podemos garantizar el pago de dividendos ni las cantidades que se pudieran pagar por conceptos de dividendos.

De acuerdo a la ley mexicana y a nuestros estatutos sociales, la declaración, la cantidad y el pago de dividendos son determinados por el voto mayoritario de los tenedores de las acciones en circulación representadas en una asamblea anual de accionistas debidamente convocada, y generalmente, mas no necesariamente, se basa en la recomendación del Consejo de Administración. El pago de dividendos sólo puede ser pagado de utilidades retenidas después de que las pérdidas de ejercicios anteriores han sido pagadas o absorbidas. La cantidad de cualquier dividendo dependerá entre otras cosas, de los resultados operativos, la condición financiera, los requerimientos de efectivo, las pérdidas de ejercicios fiscales anteriores, planes a futuro, el alcance de las restricciones para el pago de dividendos impuestos por los contratos de crédito en vigor y otros factores considerados relevantes por el Consejo de Administración y por los propios accionistas.

De conformidad con la ley mexicana, las sociedades sólo pueden pagar dividendos:

- de la cuenta de utilidades que se detalla en los estados financieros al final del ejercicio que han sido aprobados por los accionistas en una asamblea debidamente convocada;
- después de que las pérdidas vigentes aplicables a ejercicios anteriores hayan sido pagadas o absorbidas a capital;
- después de que cuando al menos el 5% de las utilidades netas del año fiscal en cuestión hayan sido destinadas a una reserva legal y que dicha reserva equivalga al 20% del capital suscrito y pagado de la compañía; y
- después de que los accionistas hayan aprobado el pago de dividendos correspondientes en una asamblea ordinaria de accionistas debidamente convocada.

De acuerdo a uno de nuestros contratos de crédito, no podemos pagar dividendos al menos que mantengamos una razón de deuda financiada total a EBITDA consolidado de menos de 3.50 a 1.00 y mantengamos una razón de pasivos totales a valor neto tangible consolidado de no más de 1.30 a 1.00.

Los tenedores de nuestras acciones a través de los denominados "American Depositary Receipts" ("ADR") en la fecha de registro tienen derecho a recibir dividendos declarados en las acciones contenidas en las unidades que son representadas por los denominados "American Depositary Shares" ("ADS") mismos que son evidenciados por los citados ADR. El depositario fijará un día de registro para los tenedores de ADR con respecto a la distribución de dividendos. Nosotros pagamos dividendos en pesos y los tenedores de ADS recibirán dividendos en dólares americanos (después de la conversión cambiaria de pesos, y siempre y cuando dicha conversión no sea restringida por ley aplicable) netos de comisiones, gastos y cargas gubernamentales pagaderas por sus tenedores bajo ley mexicana y de conformidad con los términos del contrato de depósito.

La capacidad de nuestras subsidiarias para pagarnos dividendos está limitada por las leyes de cada país en los que se encuentran constituidas y por sus documentos constitutivos. En el caso particular de Gruma Corporation, nuestra subsidiaria más importante en Estados Unidos, su capacidad para pagar dividendos está sujeta al cumplimiento de ciertas obligaciones financieras contenidas en algunos contratos de arrendamiento y de financiamiento, incluyendo obligaciones que limitan la cantidad de los pagos de dividendos. Al ocurrir cualquier incumplimiento o evento de incumplimiento bajo dichos contratos de crédito y de arrendamiento, generalmente se le prohíbe a Gruma Corporation a hacer cualesquier tipo de distribución o pago de dividendo.

En abril de 1999, emitimos 5,882,717 acciones serie B en relación a la capitalización de utilidades retenidas en un monto aproximado de Ps.106.2 millones, respectivamente. En cada uno de estos años hemos emitido un dividendo en acciones de una acción Serie B por cada 60 acciones Serie B en circulación. No pagamos dividendos durante los años 2000, 2001 ni 2002.

III. INFORMACIÓN FINANCIERA

1. Información Financiera Seleccionada

Las siguientes tablas presentan nuestra información financiera seleccionada y consolidada para el cierre de cada uno de los años que se indica. La información al 31 de Diciembre de los años 2000 y 2001 y para los años que concluyeron en Diciembre 31, 1997, 1998, 1999, 2000 y 2001 se derivan de y deben ser analizados en conjunto con nuestros estados financieros y con el análisis de nuestros resultados de operación.

	1997	1998	1999	2000	2001
		(Miles de pesos constantes al 31 de diciembre del 2001, salvo monto de acciones)			
Información de Resultados:					
Ventas netas[1]					
Costo de ventas	Ps.14,944,573	Ps.15,520,338	Ps.16,713,298	Ps.18,273,660	Ps.17,820,184
Utilidad bruta	(9,839,932)	(9,854,449)	(11,009,137)	(11,649,998)	(11,237,645)
Gastos de operación	5,104,641	5,665,889	5,704,161	6,623,662	6,582,539
Utilidad de operación	(4,038,875)	(4,503,524)	(5,318,253)	(5,806,998)	(5,663,296)
(Costo) integral de financiamiento, neto	1,065,766	1,162,365	385,908	816,664	919,243
Gastos financieros					
Productos financieros	(415,327)	(425,113)	(659,800)	(792,791)	(631,355)
Ganancia por posición monetaria, neta	296,782	218,544	152,061	147,504	87,639
Ganancia (pérdida) cambiaria, neta	120,849	(14,188)	208,908	222,485	169,430
Subtotal	17,830	(67,412)	85,613	(57,898)	94,172
Otros (gastos) productos, neto	20,134	(288,169)	(213,218)	(480,700)	(280,114)
Utilidad antes de impuesto sobre la renta y otros conceptos	(123,043)	(273,162)	(171,411)	35,966	65,384
Impuestos sobre la renta (causado y diferido)[2]	962,857	601,034	1,279	371,930	704,513
Participación de los trabajadores en las utilidades de la empresa (causado y diferido)	(224,448)	67,699	(268,234)	(21,607)	(259,788)
Otros conceptos[3]	(9,756)	(9,785)	(2,202)	445	(12,238)
Interés minoritario	79,227	77,476	79,201	64,023	60,310
Utilidad neta mayoritaria(pérdida)	(306,981)	(266,227)	(112,013)	(180,963)	(180,044)
Información por acción:	500,899	470,197	(301,969)	233,828	312,753
Utilidad (pérdida) neta por acción de operaciones continuas[4]	1.44	1.31	(0.80)	0.54	0.72
Pérdida por acción por partidas extraordinarios[4]	(0.05)	—	—	—	—
Utilidad (pérdida) neta mayoritaria por acción[4]	1.39	1.31	(0.80)	0.54	0.72

	1997	1998	1999	2000	2001
	(Miles de pesos constantes al 31 de diciembre del 2001, excepto por datos operativos)				
Información del Balance General:					
Propiedad, planta y equipos, neto	Ps. 9,633,713	Ps. 10,537,755	Ps. 12,242,872	Ps. 12,594,114	Ps. 11,876,190
Activos totales	18,859,842	19,350,004	22,427,735	21,824,624	20,615,262
Deuda a corto plazo [5]	159,581	223,650	326,078	1,283,396	335,047
Deuda a largo plazo [5]	5,198,933	5,998,805	7,137,938	5,860,905	6,244,036
Pasivo Total	7,175,371	7,978,021	9,728,363	10,007,590	9,158,727
Exceso del valor en libros sobre el costo de acciones de subsidiarias adquiridas, neto	—	—	305,736	366,025	100,957
Capital social	11,240,471	11,297,216	12,800,629	12,747,317	12,754,618
Total capital contable [6]	11,684,471	11,371,983	12,393,636	11,451,009	11,355,578
Información Financiera Adicional:					
Adquisición de propiedades, planta y equipo y adquisición nuevas plantas	1,312,285	1,877,198	2,605,772	1,500,576	650,224
Depreciación y amortización	727,418	736,791	983,712	751,775	780,299
(UAFIRDA) Utilidades antes de intereses, impuestos, depreciación y amortización [7]	1,670,141	1,625,994	1,198,209	1,604,405	1,764,926
Recursos proporcionados por (usados en)					
Actividades operativas	934,779	233,901	362,209	1,594,788	1,451,167
Actividades de financiamiento	1,248,611	840,384	2,718,291	(577,643)	(927,144)
Actividades de inversión	(1,615,869)	(2,792,641)	(3,041,416)	(1,307,399)	(254,726)

	1997	**1998**	**1999**	**2000**	**2001**
	(Miles de pesos constantes al 31 de diciembre del 2001, excepto por datos operativos)				
Información Operativa:					
Volumen de Ventas (miles de toneladas):					
Gruma Corporation (harina de maíz y tortillas)	659	723	799	836	856
GIMSA (harina de maíz)	1,842	1,786	1,547	1,507	1,436
Operaciones en Venezuela (maíz, harina de trigo y otros productos)[9]	—	—	221	455	458
Molinera de México (harina de trigo)	127	245	318	480	489
Gruma Centro América (harina de maíz)	117	126	137	146	149
PRODISA (tortillas y pan):	18	19	30	29	28
Capacidad de Producción (miles de toneladas)					
Gruma Corporation (harina de maíz y tortillas)	953	1,065	1,312	1,329	1,335
GIMSA (harina de maíz)[8]	2,250	2,345	2,345	2,345	2,345
Operaciones en Venezuela (maíz, harina de trigo y otros productos)[9]	—	—	789	780	792
Molinera de México (harina de trigo)	285	495	734	752	752
Gruma Centro América (harina de maíz)	151	151	163	172	181
PRODISA (tortillas y pan)	42	73	73	81	42
Número de Empleados	11,749	14,707	16,513	17,208	15,585

(1) Hasta el 31 de diciembre de 1998, ventas netas incluyen ingresos complementarios recibidos por el gobierno mexicano en relación al programa gubernamental de subsidio al costo de harina de maíz y de tortillas. Este programa se eliminó en enero de 1999. Los ingresos complementarios sumaron Ps.2,200 millones y Ps.792 millones para los periodos terminados el 31 de diciembre de 1997 y 1998, respectivamente.

(2) La provisión consolidada de impuestos sobre la renta y de participación de los trabajadores en las utilidades de la empresa significó un beneficio neto de Ps.58 millones de pesos en 1998, principalmente como resultado del beneficio derivado de impuestos diferidos reconocidos para beneficios fiscales futuros de los derechos tecnológicos y otros derechos adquiridos por parte de Gruma Corporation, nuestra principal subsidiaria en EUA ("Gruma Corporation") a una de nuestras subsidiarias mexicanas. Este beneficio contrarrestó un incremento en la provisión circulante que derivó en un mayor pago de impuesto al activo efectuados por las subsidiarias mexicanas durante 1998.

(3) Otros Conceptos incluye partidas extraordinarias, participación en la utilidad neta de asociadas y ganancias derivadas de ventas de acciones comunes de subsidiarias y asociadas.

(4) Basado en un promedio ponderado de acciones en circulación de nuestro capital social (en millones) dando efecto retroactivo al dividendo en acciones comunes declarado en abril de 1999, en los siguientes términos: 360,623 acciones por el año concluido el 31 de diciembre de 1997; 359,910 acciones por el año que concluyó el 31 de diciembre de 1998; 377,456 acciones por el año que concluyó el 31 de diciembre de 1999; 435,515 acciones por el año que concluyó el 31 de diciembre del 2000; y 433,235 acciones por el año que concluyó el 31 de diciembre del 2001.

(5) La deuda a corto plazo está integrada por créditos bancarios y por la parte circulante de deuda a largo plazo. La deuda a largo plazo está integrada por obligaciones y créditos bancarios.

(6) El capital social total incluye el interés minoritario en los siguiente términos: Ps.2,694 millones al 31 de diciembre de 1997, Ps.2,692 millones al 31 de diciembre de 1998, Ps.2,744 millones al 31 de diciembre de 1999, Ps.2,442 millones al 31 de diciembre del 2000 y Ps.2,368 millones al 31 de diciembre del 2001.

(7) UAFIRDA se integra de utilidad de operación más otros productos (gastos), neto, más depreciación y amortización. Hemos incluido este concepto de UAFIRDA en la tabla anterior, únicamente para propósitos de información, en atención a que algunos inversionistas utilizan este concepto financiero para medir la capacidad de la empresa para cubrir su servicio de deuda. Sin embargo bajo los PCGA Mexicanos o bajo el US GAAP, los inversionistas deben de considerar los siguientes factores al evaluar el UAFIRDA:

- Los conceptos que se excluyen al calcular el UAFIRDA, tales como depreciación y amortización, son componentes significativos en el entendimiento y cálculo de nuestro desempeño financiero;
- El UAFIRDA no es una medida de desempeño o de condición financiera bajo los PCGA Mexicanos o bajo el US GAAP y no debe de ser considerado como un substituto de dichas medidas bajo los PCGA Mexicanos o bajo el US GAAP;
- El UAFIRDA no es una alternativa para medir las utilidades netas o pérdidas netas frente al desempeño operativo o al flujo de efectivo o como medida de liquidez, en cada caso determinada de conformidad con los PCGA Mexicanos o bajo el US GAAP;
- No todas las compañías calculan el UAFIRDA de una manera uniforme y por consecuencia nuestros cálculos de UAFIRDA no deben de ser comparados con los de otras compañías.

(10) Incluye 300,000 toneladas de capacidad de producción ociosa temporal.

(11) Incluye 61,000 toneladas de capacidad de producción ociosa temporal.

2. Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

A. Resultados de la Operación

La siguiente tabla muestra nuestro estado de resultados consolidado en base a los PCGA Mexicanos para los años que finalizaron en Diciembre 1999, 2000 y 2001, indicándose como un porcentaje de las ventas netas. Toda la información financiera fue preparada de conformidad con la metodología del Boletín B-15.

	Año Finalizado en Diciembre 31,		
Información del Estado de Resultados	**1999**	**2000**	**2001**
Ventas netas	100.0%	100.0%	100.0%
Costo de ventas	65.9	63.8	63.1
Utilidad Bruta	34.1	36.2	36.9
Gastos de venta, administrativos y generales	31.8	31.8	31.8
Utilidad operativa	2.3	4.5	5.2
Utilidad global neta por financiamiento (costo)	1.3	2.6	1.6
Otros ingresos netos (gastos),	1.0	(0.2)	(0.4)
Impuesto Sobre la Renta (actual y diferido)	1.6	0.1	1.5
Participación de los Trabajadores en las Utilidades (actual y diferido)	0.0	0.0	0.1
Otras partidas	0.5	0.4	0.3
Participación minoritaria	0.7	1.0	1.0
Utilidad (pérdida) neta mayoritaria	(1.8)	1.3	1.8

La siguiente tabla muestra nuestras ventas netas y utilidad de operación de acuerdo de nuestras principales subsidiarias en relación con los años 1999, 2000 y 2001. La información financiera con respecto a GIMSA incluye ventas de harina de maíz por Ps.69 millones, Ps.35 millones y Ps.34 millones en 1999, 2000 y 2001, respectivamente, a PRODISA y la información financiera con respecto a Molinera de México incluye ventas por

Ps.20 millones y Ps.26 millones en el 2000 y 2001, respectivamente, a PRODISA, así mismo esta información considera ventas de PRODISA a Gruma Corporation de productos relacionados de tortilla por Ps.25 millones y Ps.32 millones en el 2000 y 2001, y ventas de soporte tecnológico de INTASA a algunas de sus subsidiarias por Ps.769 millones, Ps.526 millones y Ps.339 millones en 1999, 2000 y 2001, respectivamente.

En el proceso de consolidación, todas las transacciones entre empresas del grupo se eliminan de los estados financieros. La información financiera incluida con respecto a Gruma Corporation ha sido ajustada para eliminar ventas importantes entre empresas del grupo efectuadas por la unidad de molinos de harina de maíz de Gruma Corporation, Azteca Milling, a su unidad de tortilla y productos relacionados, Mission Foods.

	Año Finalizado el 31 de Diciembre del,					
	1999		2000		2001	
	Ventas Netas	Utilidad Operativa	Ventas Netas	Utilidad Operativa	Ventas Netas	Utilidad Operativa
	(millones de pesos constantes al 31 de Diciembre del año 2001)					
Gruma Corporation	Ps. 7,360	Ps. 478	Ps. 7,841	Ps. 408	Ps. 7,749	Ps. 527
GIMSA	5,579	418	4,987	548	4,680	528
Operaciones en Venezuela	1,337	25	2,798	273	2,473	189
Molinera de México	1,132	8	1,429	(41)	1,464	13
Gruma Centro América	995	12	1,063	28	1,054	(7)
PRODISA	253	(274)	385	(286)	379	(216)
Otras y eliminaciones	57	(280)	(230)	(114)	21	(115)
Total	Ps.16,713	Ps. 387	Ps.18,274	Ps. 817	Ps.17,820	Ps. 919

A. Resultados de Operación

Ejercicio que finalizó el 31 de diciembre del 2001, en comparación con el ejercicio que finalizó el 31 de diciembre del 2000

Ventas Netas

Resumen: Las ventas netas se redujeron en un 2.5% alcanzando Ps.17,820 millones en el 2001 comparadas con Ps.18,274 millones en el 2000 debido a un decremento de 1.1% en el volumen de ventas, menores precios y el efecto de la apreciación del peso en nuestras ventas fuera de México. Menores precios en este período fueron el resultado de menores costos de maíz y trigo lo que resultó en menores precios para los productos de maíz y trigo en toda la industria. Las ventas netas de GIMSA se vieron particularmente afectadas por la reducción en volumen de ventas y precios. Las ventas netas de las Operaciones Venezolanas se vieron afectadas por menores precios. En el 2001, 63.3% de nuestras ventas netas consolidadas se derivaron de nuestras operaciones fuera de México.

Ventas netas por subsidiaria: Por subsidiaria, los porcentajes de ventas netas consolidados en el 2001 y 2000 fueron los siguientes:

Subsidiaria	Porcentaje de ventas netas consolidados	
	2001	2000
Gruma Corporation	43.5%	42.9%
GIMSA	26.3	27.3
Operaciones en Venezuela	13.9	15.3
Molinera de México	8.2	7.8
Gruma Centro América	5.9	5.8
PRODISA	2.1	2.1
Otras y eliminaciones	0.1	(1.2)

Las ventas netas de Gruma Corporation disminuyeron 1.2% a Ps.7,749 millones en el 2001, comparado con Ps.7,841 millones en el 2000, reflejando principalmente la apreciación del peso. Sin embargo, en términos nominales de dólar, las ventas netas de Gruma Corporation aumentaron 4.2%. debido a un aumento en precios en ciertos productos de tortilla a mediados de abril, un cambio en la mezcla hacia productos de tortilla de trigo y un incremento general de precios en julio en la harina de maíz que se vende al menudeo en ciertos mercados geográficos.

El volumen de ventas combinadas de harina de maíz y tortillas de Gruma Corporation se incrementó en un 2.4% a 856,000 toneladas en el 2001 contra las 836,000 toneladas en el 2000. El incremento en volumen se dió por un incremento de 7.4% en el volumen de ventas de harina de maíz debido a una mejor cobertura en ventas al menudeo como resultado de los cambios a nuestra red de distribución y de menudeo y, en menor medida a la continua conversión de productores de tortillas y de frituras de maíz del método tradicional de nixtamal hacia el método de harina de maíz. El efecto de este incremento se compensó por una reducción del 0.6% en el volumen de ventas de tortillas debido a la decisión de Gruma Corporation de cesar la producción de productos con maíz amarillo hacia finales del 2000 para asegurar la seguridad debido a la posible presencia de la proteína StarLink. Con la instrumentación de un nuevo programa para identificar esta proteína, Gruma Corporation volvió a elaborar productos a base de maíz amarillo en noviembre 2001.

Las ventas netas de GIMSA disminuyeron 6.2% de Ps.4,680 millones en el 2001 comparado con Ps.4,987 millones en el 2000. Disminución en ventas resultó de un menor volumen de ventas, y en menor grado, de menores precios de harina de maíz (que resultaron de menores precios de maíz). El volumen de ventas de GIMSA se redujo de 4.7% en el 2001 a 1,436,000 toneladas comparadas con las 1,507,000 toneladas en el 2000 debido a una combinación de factores, incluyendo:

- Una reducción de 9.3% en el volumen de ventas en el 2001 de los paquetes al menudeo de 1 kg de harina de maíz (que representaron el 15% del total del volumen de ventas de GIMSA en el 2001) reflejando menores ventas a DICONSA; y
- Una reducción de 3.8% en el volumen de ventas a granel (que representaron en el 2001 85% del total del volumen de ventas de GIMSA), resultando de la decisión de GIMSA de enfocarse en lograr márgenes más amplios en vez de crecimiento en volumen.

Los volúmenes de venta de nuestras operaciones en Venezuela disminuyeron 11.6% principalmente como resultado de menores precios en la harina de maíz, reflejando mayor competencia y la apreciación del peso. El volumen de ventas de las operaciones en Venezuela se incremento en un 0.8%. Mientras los volúmenes de ventas de la harina de maíz se redujeron 2.9% debido a la mayor competencia y menores ventas al programa auspiciado por el gobierno de Venezuela (PROAL), decremento que se vio completamente compensado por un 7.4 % de incremento en el volumen de ventas de harina de trigo debido a una mayor red de distribución y una mejora en el servicio a clientes y a los esfuerzos de ventas.

Las ventas netas de Molinera de México se incrementaron en 2.5% llegando a Ps.1,464 millones en el 2001 de Ps.1,429 millones en el 2000 reflejando un incremento de 1.8% en volumen de ventas. Este incremento en el volumen de ventas a 489,000 toneladas en el 2001 de las 480,000 toneladas en el 2000 refleja un mayor nivel de ventas a granel como resultado de una mayor competitividad en precio, la cual se debe a mayores eficiencias en el abastecimiento de trigo y un mejor desempeño en la fuerza de ventas gracias a una mayor cobertura geográfica y a una segmentación de clientes por canal.

Las ventas netas de Gruma Centro América disminuyeron 0.9% a Ps.1,054 millones in 2001 comparado con Ps.1,063 millones en el 2000 como resultado de la apreciación del peso. El volumen de ventas de Gruma Centroamérica se incrementó en 2.1% en el 2001 a 149,000 toneladas comparadas con 146,000 toneladas en el 2000 principalmente debido a un mayor volumen de ventas de harina de maíz y de arroz como resultado de un mayor esfuerzo en la promoción de productos.

Las ventas netas de PRODISA disminuyeron 1.6% a Ps.379 millones en el 2001, comparadas con Ps.385 millones en el 2000. El volumen de ventas se redujo en un 5.0% en el 2001 a 28,000 toneladas de las 29,000 toneladas registradas en el 2000 reflejando un decremento de 10.2% en el volumen de ventas de tortillas debido a una mayor competencia de parte de los productores de tortillas que suministran tortilla caliente de maíz y de trigo y, en un menor grado, la descontinuación de las operaciones de pan en noviembre de 2001. Las ventas netas no se redujeron de manera proporcional a la reducción del volumen de ventas debido a nuestra decisión de modificar la mezcla de productos de PRODISA hacia variedades de pan de un mayor precio.

Costo de Ventas

Resumen: Nuestro costo total de ventas disminuyó 3.5% a Ps.11,238 millones en el 2001 de Ps.11,650 millones en el 2000. Como porcentaje de las ventas netas, sin embargo, el costo de ventas mejoró a 63.1% en el 2001 de 63.8% en el 2000, debido principalmente a un mejor desempeño de las operaciones de Gruma Corporation y, en menor grado, GIMSA y Molinera de México. La principal razón del mejor desempeño fueron los incrementos de precios (que se lograron gracias a la fuerza de nuestras marcas) y mayores eficiencias en transporte, almacenamiento y abastecimiento de granos.

Costo de ventas por Subsidiaria: El costo de ventas de Gruma Corporation disminuyó 1.6% a Ps.4,201 millones en el 2001 comparado con Ps.4,271 millones en el 2000 debido a la apreciación del peso. El costo de ventas como porcentaje de ventas netas mejoró a 54.2% en el 2001 del 54.5% reportado en el 2000, principalmente como resultado de las mayores eficiencias en la administración de la cadena de suministro y los menores costos de almacenamiento.

El costo de ventas de GIMSA disminuyó 7.9% a Ps.3,271 millones en el 2001 comparado con Ps.3,552 millones en el 2000 debido a:

- Menores costos de maíz y mayores eficiencias en al abasto del maíz;
- Menores costos de transportación y almacenamiento debido principalmente al apoyo gubernamental para compensar a GIMSA por usar maíz nacional;
- Una reducción de costos en el 2001 comparado con el 2000 con relación al cierre temporal de la planta Zamora a mediados del 2000; y
- Menores costos de energéticos.

El costo de ventas de GIMSA como porcentaje de ventas netas mejoró a 69.9% en el 2001 del 71.2% en el 2000 reflejando menores costos de ventas y el hecho de que los costos del maíz bajaron a un ritmo mayor que los precios de harina de maíz debido a la fortaleza de la marca de GIMSA.

El costo de ventas de nuestras operaciones en Venezuela mejoró en un 11.4% a Ps.1,790 millones en el 2001 de los Ps.2,021 millones en el 2000 debido a un incremento de precios en los subproductos de harina de maíz y harina de trigo, los cuales se acreditan al costo de ventas, así como a la apreciación del peso. El costo de ventas como porcentaje de ventas netas se incrementó a 72.4% en el 2001 de 72.2% reportado en el 2000 debido a menores precios de harina de maíz, lo cual reflejó una mayor competencia y un cambio en el mercado del consumo de harina de maíz hacia harina de arroz, la cual es un substituto más barato y una línea de producto con menor margen para las operaciones en Venezuela.

El costo de ventas de Molinera de México disminuyó 1.6% a Ps.1,168 millones en el 2001 comparado con Ps.1,187 millones en el 2000. El costo de ventas como porcentaje de las ventas netas aumentó a 79.8% en el 2001 de 83.1% en el 2000 debido a:

- Mejor abasto de harina de trigo y mejor manejo de inventario, resultando en una reducción en los costos del trigo de aproximadamente 2% mientras que los precios de la harina de trigo se incrementaron en un 0.5% en términos reales;
- Mayor absorción de costos fijos debido a un mayor volumen de ventas; y
- Menores costos en materia de informática en el 2001 comparado con el 2000 cuando el sistema SAP se implementó.

El costo de ventas de Gruma Centro América aumentó 1.6% a Ps.689 millones en el 2001 comparado con Ps.679 millones en el 2000 principalmente como resultado de mayores volúmenes de ventas. El costo de ventas como porcentaje de ventas netas mejoró a 65.4% en el 2001 de 63.8% en el 2000 debido a:

- Mayores costos de maíz como resultado del incremento en compras de maíz nacional comparado con el maíz de importación debido a la mayor oferta, lo cual previno que Gruma Centro América incrementara los precios de harina de maíz debido al uso de maíz como substituto en el mercado para la harina de maíz; y
- Un cambio no favorable en la mezcla de productos de Gruma Centro América hacia productos con menores márgenes brutos tales como el arroz.

El costo de ventas de PRODISA disminuyó 5.4% a Ps.254 millones en el 2001 comparado con los Ps.268 millones en el 2000 debido a menores volúmenes de venta. El costo de ventas como porcentaje de ventas mejoró a 66.8% en el 2001 de 69.5% en el 2000, reflejando el cambio en la mezcla de productos de PRODISA hacia variedades de pan con mayor margen.

Utilidad Bruta

Como resultado de los factores anteriores, nuestra utilidad bruta disminuyó 0.6% a Ps.6,583 millones en el 2001 comparado con Ps.6,624 millones en el 2000.

Gastos de Operación

Resumen: Nuestros gastos de operación bajaron 2.5% a Ps.5,663 millones en el 2001 de los Ps. 5,807 millones en el 2000 principalmente debido a la reducción de gastos en Gruma Corporation, reflejando la apreciación del peso y, en menor grado, menores gastos en PRODISA como resultado de los beneficios del plan de reestructuración que se inició en octubre del 2000 y que se implementó durante el 2001. Los gastos de operación como porcentaje de ventas netas se mantuvieron prácticamente sin cambio en los niveles de 31.8% en el 2001 y 2000.

Gastos de operación por Subsidiaria: Los gastos de operación de Gruma Corporation disminuyeron 4.5% a Ps.3,021 millones en el 2001 de Ps.3,162 millones en el 2000 reflejando la apreciación del peso. Expresado como porcentaje de ventas netas, los gastos de operación disminuyeron a 39.0% en el 2001 de 40.3% en el 2000 reflejando mayores ventas en término de dólares.

Los gastos de operación de GIMSA se redujeron en un 0.7% a Ps.881 millones en el 2001 contra los Ps.887 millones del 2000 debido a menores gastos por arrendamiento de equipo de computo, ya que los sistemas de tecnología de información continuaron arrojando ahorros y, en menor grado, menores gastos por flete debido a las menores ventas a DICONSA. Lo anterior fue parcialmente compensado por un importante incremento en gastos de publicidad, en virtud de la campaña nacional para la harina de maíz marca MASECA, que GIMSA lanzó en julio del 2001 y que GIMSA anticipa mantener durante todo el 2002. Los gastos de operación como porcentaje de las ventas netas se incrementaron a un 18.8% en el 2001 comparado con el 17.8% del 2000, reflejando menores ventas netas.

Los gastos de operación de las operaciones de Venezuela se redujeron en un 2.1% a Ps.493 millones en el 2001, comparados con los Ps.504 millones del 2000 debido a la apreciación del peso. Los gastos de operación como porcentaje de las ventas netas se incrementaron a 20.0% en el 2001 comparados con el 18.0% del 2000 debido a la reducción en ventas netas.

Los gastos de operación de Molinera de México se mantuvieron esencialmente iguales en Ps.284 millones en el 2001 comparados con Ps.283 millones en el 2000. Como porcentaje de ventas, los gastos de operación mejoraron a 19.4% en el 2001 comparado con el 19.8% del 2000 reflejando mayores ventas netas.

Los gastos de operación de Gruma Centro América se incrementaron 4.3% a Ps.372 millones en el 2001 en comparación con Ps.356 millones en el 2000 debido a una mayor depreciación de equipo de pan congelado adquirido a finales del 2000, el cual fue vendido en conjunto con la descontinuación de las operaciones de pan. Los gastos de operación como porcentaje de ventas netas se incrementaron a 35.3% in 2001 en comparación con 33.5% en el 2000.

Los gastos de operación de PRODISA disminuyeron 15.3% a Ps.342 millones en el 2001 de Ps.403 millones en el 2000 como reflejo de los beneficios del plan de reestructuración iniciado en Octubre del 2000 para reducir gastos de operación y lograr mayores eficiencias en distribución. Los gastos de publicidad, particularmente en televisión, se redujeron y los gastos de distribución disminuyeron debido a que las rutas ineficientes se eliminaron y se combinaron con otras. Los gastos de operación como porcentaje de ventas netas mejoraron a 90.0% en el 2001 en comparación con 104.6% in 2000.

Utilidad de Operación

Resumen: La utilidad de operación se incrementó 12.6% a Ps.919 millones comparado con Ps.817 millones en el 2000, debido principalmente a una mayor utilidad de operación en Gruma Corporation como resultado de mayores precios y eficiencias en la administración de la cadena de suministro, y en menor grado, debido a una mayor utilidad de operación en PRODISA como resultado de su plan integral de reestructuración. Nuestro margen de operación consolidado mejoró a 5.2% en el 2001 versus 4.5% en el 2000.

Utilidad de Operación por Subsidiaria: La utilidad de operación de Gruma Corporation aumentó 29.0% alcanzando Ps.527 millones en el 2001 en comparación con Ps.408 millones en el 2000 y su margen operativo mejoró a 6.8% versus 5.2% en el 2000 como resultado principalmente de mayores precios en términos de dólares y mayores eficiencias en la administración de su cadena de suministro. En término de dólares, la utilidad de operación de Gruma Corporation se incrementó 43.6% en el 2001 en comparación con el año 2000.

La utilidad de operación de GIMSA disminuyó 3.6% a Ps.528 millones en el 2001 versus Ps.548 millones en el 2000. Sin embargo, el margen de operación de GIMSA aumentó a 11.3% en el 2001 contra 11.0% en el 2000 debido especialmente a menores precios de maíz y eficiencias en el abasto del mismo.

La utilidad de operación de las operaciones de Venezuela cayeron 30.6% a Ps.189 millones en el 2001 versus Ps.273 millones en el 2000. El margen de operación de las operaciones de Venezuela disminuyó a 7.7% en el 2001 versus 9.7% en el 2000 primordialmente por los menores precios de harina de maiz.

La utilidad de operación de Molinera de México fue de Ps.13 millones en el 2001 en comparación con una pérdida operativa de Ps.41 millones en el 2000 principalmente como resultado de el incremento en ventas y de un mejor abasto de trigo y manejo de inventario. El margen de operación de Molinera de México fue de 0.9% en el 2001.

Gruma Centro América reportó una pérdida operativa de Ps.7 millones en el 2001 en comparación con una utilidad operativa de Ps.28 millones en el 2000 primordialmente como resultado de mayores costos de maíz y mayores gastos relacionados con su negocio de pan ya descontinuado.

La pérdida operativa de PRODISA disminuyó 24.6% en el 2001 a Ps.216 millones de Ps.286 millones en el 2000, lo cual reflejó el cambio en la mezcla hacia productos de mayor margen y los beneficios de su plan integral de reestructuración.

Las otras subsidiaries de GRUMA reportaron una pérdida operativa de Ps.115 millones en el 2001 versus una pérdida operativa de Ps.114 millones en el 2000.

Costo Integral de Financiamiento, Neto

El costo integral de financiamiento, neto, disminuyó 41.7% llegando a Ps.280 millones en el 2001 comparado con Ps.481 millones en el 2000 debido principalmente a menores gastos financieros y a ganancias cambiarias. Los componentes del costo integral de financiamiento, neto, junto con una explicación de los cambios más importantes se presentan en la tabla siguiente:

(en millones de Pesos constantes al 31 de diciembre del 2001)

Partidas	2000	2001	Cambio	Comentarios
Gastos Financieros	Ps. 793	Ps. 631	Ps. (161)	Menor tasa de interés promedio ponderada y, en menor medida, la apreciación del peso.
Productos Financieros	(148)	(88)	60	Menor tasa de interés promedio ponderada.
Pérdida (Ganancia) Cambiaria	58	(94)	(152)	Apreciación del peso en el 2001 versus depreciación en el 2000.
REPOMO	(222)	(169)	53	Menor inflación y menor posición monetaria neta pasiva, parcialmente proveniente del impacto de la apreciación del peso en cuentas denominadas en dólares.
Total	Ps. 481	Ps. 280	Ps. (201)	

Otros gastos, Neto

Otros gastos, neto representó un incremento de 81.8% en el 2001 de Ps.65 millones comparado con Ps.36 millones en el 2000, principalmente como resultado de gastos de reorganización y cancelación de activos ociosos durante el 2000. Para una descripción detallada de las partidas incluidas en este renglón ver la Nota 13 a nuestros Estados Financieros Consolidados.

Impuestos y Participación de los Trabajadores en las Utilidades

Las provisiones de impuesto sobre la renta y participación de los trabajadores en las utilidades se incrementó a Ps.272 millones en el 2001 comparado con los Ps. 21 millones en el 2000, debido principalmente a:

- Un ingreso gravable extraordinariamente bajo en el 2000 por la adopción del Boletín D-4 "Tratamiento del Impuesto sobre la Renta, Impuesto al Activo y Participación de los Trabajadores en las Utilidades", y
- Una mayor provisión de impuesto sobre la renta en el caso de Gruma Corporation, como resultado de un mejor desempeño financiero y mayores tasas impositivas debido a la ausencia de pérdidas netas operativas en el 2001, que tuvo Gruma Corporation en el 2000 en relación con ciertas fusiones que se formalizaron en 1999.

La nueva Ley del Impuesto Sobre la Renta en México, que inició su vigencia el 1° de enero del 2002, incluye una reducción de la tasa vigente del 35% al 32%. Este cambio se instrumentará gradualmente durante los próximos tres años. Para el 2002 y 2003, se anticipa que la tasa impositiva sea de 35% y 34% respectivamente.

Participación de las Utilidades de Empresas Asociadas, Neto

Nuestra participación correspondiente de las utilidades netas de empresas asociadas no consolidadas representó Ps.60.3 millones en el 2001, Ps.3.7 millones menos que en el 2000, reflejando menores utilidades en GFNorte.

Utilidad Neta Mayoritaria

Como resultado de los factores mencionados anteriormente, la utilidad antes del interés minoritario fue de Ps.493 millones en el 2001 comparada con Ps.415 millones en el 2000 y la utilidad neta mayoritaria fue de Ps.313 millones en el 2001 comparada con Ps.234 millones en el 2000.

B. Situación Financiera, Liquidez y Recursos de Capital

Liquidez y Recursos de Capital

Nuestra liquidez y requerimientos de recursos de capital de 1997 al 2000 reflejan un alto nivel de inversiones de capital en relación con la construcción y adquisición de plantas en México, Estados Unidos, Centroamérica y Venezuela, así como requerimientos importantes de capital de trabajo.

Durante el 2000 y 2001 redujimos las inversiones de capital al enfocarnos en mantener nuestras plantas y mejorar las eficiencias operativas. Anticipamos que la gran parte de las inversiones de capital durante el 2002 se destinarán a mejoras tecnológicas. Planeamos logra mayor eficiencia en los requerimientos de capital de trabajo al reducir la rotación de inventario y cuentas por cobrar. No podemos garantizar que estos esfuerzos tendrán éxito.

Nosotros financiamos nuestras necesidades de liquidez y capital de trabajo a través de una variedad de fuentes, incluyendo:

- efectivo generado de las operaciones;
- líneas de crédito no comprometidas de corto y largo plazo;
- líneas de crédito comprometidas de mediano plazo;
- colocaciones de deuda a mediano y largo plazo; y
- ocasionalmente colocación de capital nuestro y de nuestras subsidiarias.

Confiamos que nuestras fuentes de liquidez continuarán siendo suficientes durante los próximos doce meses para satisfacer nuestras obligaciones financieras previsibles y requerimientos operativos. Los principales factores que pudieran disminuir nuestra fuentes de liquidez son una reducción importante en la demanda de, o en el precio de nuestros productos, cada uno de los cuales pudiera limitar el monto de efectivo que se pueda generar de las operaciones y una reducción de nuestra calificación corporativa o cualquier otra reducción que podría incrementar nuestros costos en relación a deuda nueva y afectar negativamente el precio de nuestra acción. Nuestra liquidez también se afecta por factores tales como la devaluación o apreciación del peso y cambios a las tasas de interés. De acuerdo como se comenta más adelante, Gruma Corporation está sujeta a ciertas restricciones y obligaciones financieras incluidas en sus contratos de deuda y arrendamiento que requieren que mantenga ciertas razones y balances financieros. El interés que Gruma Corporation paga sobre parte de su deuda se puede incrementar si deja de cumplir con éstas y otras restricciones. El incremento sobre el interés que Gruma Corporation paga sobre su deuda pudiera afectar la capacidad de Gruma Corporation para apoyar nuestros requerimientos de liquidez y capital.

Pretendemos mitigar riesgos de liquidez por medio de incrementar las ventas aprovechando nuestra capacidad instalada e infraestructura y buscando un crecimiento moderado, pero no podemos asegurar que tendremos éxito en ello.

Capital de Trabajo

Nosotros definimos capital de trabajo como activos circulantes, excluyendo el efectivo restringido, menos pasivos circulantes, excluyendo préstamos bancarios a corto plazo y la porción actual de deuda a largo plazo. Nuestro capital de trabajo a las fechas que se indican fue el siguiente:

31 de Diciembre del 2000	Ps.3,073 millones
31 de Diciembre del 2001	Ps.3,294 millones

Deuda

En octubre de 1997, GRUMA emitió bonos no garantizados con vencimiento en el 2007 por la cantidad de US$250 millones los cuales fueron calificados con "grado de inversión" o triple B menos por Standard & Poor's y por (Ba2) Moody's. En noviembre de 1999, Standard & Poor's bajó la calificación de nuestra emisión de US$250 millones en bonos quirografarios con vencimiento en el 2007 de triple B menos a doble B mas. En septiembre de 2000, Moody's bajó la calificación de nuestra deuda de Ba1 a Ba2. Adicionalmente, en mayo del 2001, Standard & Poor's bajó nuestra calificación crediticia corporativa a doble-B después de haber sido calificada con anterioridad como doble-B más. Aún y cuando Standard & Poor's y Moody's cambiaron su perspectiva sobre GRUMA de negativa a estable en abril del 2002 y junio del 2002 respectivamente, futuras reducciones de calificación pudieran causar que los costos de GRUMA se incrementen en cuanto a nueva deuda, lo cual pudiera eventualmente afectar el precio de nuestra acción e incrementar nuestros costos de financiamiento.

Nuestra deuda genera intereses a tasas fijas y variables. Al 31 de Diciembre del 2001, aproximadamente 38% de nuestra deuda generaba intereses a tasas fijas y aproximadamente 62% generaba intereses a tasas variables, con casi toda la deuda a tasa variable generando intereses en base a la tasa LIBOR. Aún y cuando realizamos coberturas en relación a nuestras tasas de interés, no cubrimos nuestro riesgo cambiario ya que consideramos que contamos con coberturas naturales incluidas en nuestro balance.

Algunos de nuestros contratos de crédito contienen limitaciones financieras que nos obligan a mantener:

- Una razón de activo circulante a pasivos circulantes de no menos de 1.5:1;
- Una razón de pasivos totales a capital de no más de 1.4:1; y
- Una razón de flujo de efectivo disponible para servicio de la deuda a gastos financieros netos de no menos de 1.50:1.

Adicionalmente, no estamos facultados para incurrir en más deuda ni estamos facultados para efectuar pagos de dividendos en caso que dicha medida viole los términos de las anteriores condiciones. Actualmente nos encontramos al corriente con todas estas condiciones.

Al 31 de diciembre del 2001, tuvimos líneas de crédito no comprometidos de corto plazo que ascendían a Ps.2,226 millones disponibles de 21 bancos, de los que se habían utilizado Ps.278 millones. En dicha fecha, también teníamos líneas de crédito comprometimos a largo plazo en dólares que ascendían a Ps.1,192 millones (o aproximadamente U.S.$130 millones) de bancos en los Estados Unidos de América y México, disponibles para nosotros, ninguna de las cuales se han utilizado al 31 de diciembre del 2001, y líneas de crédito comprometidas a largo plazo por Ps.1,632 millones (equivalente a U.S.$178 millones) de bancos mexicanos, disponibles para nosotros, ninguna de las cuales se han utilizado al 31 de diciembre del 2001. En caso que optemos por utilizar las líneas de crédito no comprometida tendríamos que negociar los términos y condiciones en ese momento.

Al 31 de Diciembre del 2001, teníamos un saldo de deuda a largo plazo de aproximadamente Ps.6,244 millones. Toda nuestra deuda de largo plazo está denominada en dólares. Nuestra deuda a largo plazo incluye U.S.$250 millones, o Ps.2,293 millones, de un bono que devenga intereses a 7.625% y que vence en el 2007, mismos que fueron emitidos en Octubre de 1997.

El 15 de febrero del año 2001, anunciamos la obtención de un crédito sindicado de tres años por US$400 millones de Dólares a tasa LIBOR más un *spread* que puede variar de 1.25% hasta 2.875%, en base a la razón de deuda a nuestro flujo de efectivo. Este crédito sindicado permite que mejoremos substancialmente nuestro perfil de deuda y prorroguemos nuestros vencimientos al pagar deuda de corto plazo.

Al 31 de Diciembre del 2001, teníamos caja y equivalente de efectivo de Ps.389 millones, incluyendo Ps.3 millones en dinero en efectivo restringido. El dinero en efectivo restringido comprende principalmente recursos no distribuidos de bonos de desarrollo industrial libres de impuestos emitidos por Gruma Corporation cuyo tenedor es una fiduciaria que está disponible para futuras compras de ciertas plantas y equipo.

Gruma Corporation está sujeta a obligaciones de carácter financiero contenidas en algunas de sus deudas y contratos de arrendamiento, incluyendo obligaciones que limitan el monto de sus dividendos que pueden ser pagados y las cantidades que pueden ser entregadas a, o prestadas a, o invertidas en, nosotros bajo ciertas circunstancias. Adicionalmente, Gruma Corporation está requerida de mantener ciertas razones financieras. En caso de presentarse algún incumplimiento o causa de incumplimiento en relación con estos créditos y contratos de arrendamiento, Gruma Corporation en todo caso queda prohibida de efectuar el pago de algún dividendo u otros pagos a nosotros o nuestras demás subsidiarias o afiliadas. Estas y otras obligaciones pudieran limitar la capacidad de Gruma Corporation para soportarnos en nuestras necesidades de liquidez y requerimientos de recursos de capital. Gruma Corporation actualmente se encuentra al corriente con todas sus obligaciones contenidas en sus deudas y contratos de arrendamiento.

Durante 1996, Gruma Corporation celebró contratos de venta de equipo seguida de su arrendamiento (*sale and leaseback agreements*) con respecto a diversos equipos ubicados en diversas plantas en los Estados Unidos de América. Estos contratos, de acuerdo a Principios de Contabilidad Generalmente Aceptados en México, se encuentran registrados contablemente como arrendamientos operativos. El promedio de pagos por rentas en los términos de estos arrendamientos a través del 2012 será de aproximadamente U.S.$8 millones, en total, con base en los estados financieros del año que terminó el 31 de Diciembre del 2001. Gruma Corporation tiene una opción de compra para adquirir el equipo a un precio justo de mercado en la fecha de expiración de los arrendamientos y una opción de compra anticipada que le permite a Gruma Corporation adquirir el equipo a un precio justo de mercado cuando hayan transcurrido aproximadamente tres trimestres del período de arrendamiento.

La siguiente tabla muestra las amortizaciones de nuestros pasivos financieros al 14 de junio del 2002:

Año	En millones de Dólares
2002	U.S.$ 40
2003	101
2004	303
2005	1
2006	1
2007 y posteriores	274
Total:	**U.S.$720**

La siguiente tabla muestra nuestras razones de deuda consolidada a capitalización total (i.e., deuda consolidada más capital contable) y el pasivo consolidado al total del capital contable en las fechas que se indican. Para efectos de estas razones, la deuda consolidada incluye la deuda a corto plazo.

Fecha	Razón de Deuda Consolidada a Capitalización Total	Razón de Pasivo Total Consolidado a Total Capital Contable
31 de Diciembre del 2000	0.38	0.87
31 de Diciembre del 2001	0.37	0.81

Inversiones

Después de años de crecimiento importantes, estamos impulsando una estrategia que implique crecimiento más moderado, misma que incluye inversiones en propiedad, planta y equipo principalmente en relación con nuestra ampliación y mejora de instalaciones productivas. En el 2000 invertimos US$68 millones en inversiones de capital, destinado principalmente al mantenimiento de nuestros equipos de producción y para ejercer nuestra opción de compra en ciertos contratos de arrendamiento sobre algunos equipos. Hemos presupuestado aproximadamente US$70 millones de dólares para inversiones en el año 2002. Esto incluye aproximadamente US$11 millones erogados en el primer trimestre de éste año.

Estamos contemplando poder financiar nuestras inversiones de capital provenientes de flujos de la operación. Creemos que los fondos provenientes de la operación y nuestras líneas de crédito actuales serán suficientes para cubrir nuestros inversiones de capital que tenemos previstos para lo que resta del año.

Estrategia Financiera

La Compañía ha mantenido históricamente una tendencia conservativa en sus actividades de financiamiento y planea reforzar este esfuerzo en el futuro. El plan financiero de la Compañía se deriva de su plan estratégico y esta designado a contribuir a la eficaz asignación de los recursos financieros, consistente con los objetivos financieros y estratégicos de la Compañía.

Estructura Financiera

Las actividades de financiamiento serán dirigidas exclusivamente a soportar las operaciones diarias de la Compañía así como su futuro crecimiento. La Compañía no entrará en actividades especulativas de financiamiento. Es la intención de la Compañía lograr sus objetivos estratégicos de negocios principalmente a través de la reinversión de la utilidades retenidas, contribuciones adicionales de apalancamiento financiero limitado.

Compromiso del Consejo de Administración de mantener un fuerte balance general y un adecuado nivel de capitalización.

Las inversiones en plantas y equipo serán financiadas ya sea mediante el flujo de efectivo de operación de la Compañía, contribuciones adicionales de capital o con pasivos a largo plazo igualando la vida esperada del activo requerido.

La estrategia de GRUMA es levantar deuda financiándose a nivel corporativo, excepto por fondeo de capital de trabajo. Al menos, la Compañía se reserva la flexibilidad de acceder financiamiento mediante sus subsidiarias cuando pueda capitalizarse en oportunidades con ventajas específicas en términos y precio.

El financiamiento de capital de trabajo será incrementado solo en proporción del crecimiento de las ventas de la Compañía y siempre en un marco de prácticas conservativas en la industria.

Una mezcla balanceada entre pasivos con tasa variable y tasa fija será mantenida. Además, la Compañía pretende continuar manteniendo un balance adecuado entre su activos y pasivos en moneda extranjera para minimizar el efecto de una gran devaluación.

Política de Tesorería

La Compañía opera con una tesorería centralizada

La liquidez de corto plazo de GRUMA y GIMSA es invertida en instrumentos en pesos a corto plazo, títulos de gobierno líquidos, o en papel comercial emitido por compañías calificadas por lo menos "A" o su equivalente. GRUMA y GIMSA invierten también periódicamente en valores denominados en dólares, incluyendo documentos bancarios a corto plazo y otros valores a corto plazo publicados por instituciones financieras de primer nivel. El exceso de liquidez de Gruma Corporation es invertido en títulos a corto plazo del gobierno de Estados Unidos, fondos del mercado de dinero ofrecidos mediante bancos centrales así como papel comercial de Estados Unidos emitido por corporaciones calificadas "A1/P1"

La Compañía mantiene una reserva de liquidez que consiste en ciertos líneas de crédito comprometidas y equivalentes de efectivo. Las cantidades en específico son determinadas por lo menos dos veces al año basadas en la deuda total de la Compañía y en los requerimientos de flujo de efectivo.

INVESTIGACIÓN Y DESARROLLO

Aún y cuando nosotros no dependemos en gran medida del desarrollo de nuevas tecnologías, continuamente nos involucramos en actividades de investigación y desarrollo enfocadas a, entre otras cosas: incrementar la eficiencia de nuestra tecnología en la producción de harina de maíz y tortilla; mantener alta calidad en los productos; desarrollar productos y equipos de manufactura nuevos y mejorados; incrementar el tiempo de vida de anaquel de ciertos productos de harina y de maíz; mejorar y expandir nuestro sistema de información tecnológica; ingeniería, diseño industrial y construcción; y el cumplimiento de la regulación ambiental. Hemos obtenido 38 patentes en los Estados Unidos desde 1968, tres de las cuales se obtuvieron durante los últimos tres años. Catorce de estas patentes están todavía vigentes, las otras ya caducaron.

Durante los años que terminaron al 31 de diciembre de 1999, 2000 y 20001, hemos gastado Ps.40.2 millones, Ps.37.2 millones, y Ps. 20.1 millones, respectivamente, en actividades relacionadas con la investigación y el desarrollo.

IV. ADMINISTRACIÓN

1. Estatutos Sociales y Otros Convenios

A continuación se resumen porciones de importancia de (i) nuestros estatutos sociales, los cuales fueron reformados por nuestra Asamblea General Ordinaria de Accionistas celebrada el 30 de abril de 2002, para cumplir con los cambios recientes a la Ley del Mercado de Valores, y (ii) leyes mexicanas. Esta descripción no pretende ser ni se ostenta como una presentación completa y se matiza por la referencia a nuestros estatutos.

Organización y Registro

Somos una sociedad anónima de capital variable constituida en México bajo las Ley General de Sociedades Mercantiles. Nos constituimos el 24 de diciembre de 1971 y tenemos una duración de 99 años, comenzando el 24 de diciembre de 1971. Nuestro objeto social, según se describe íntegramente en la Cláusula Segunda de nuestros estatutos, es actuar como una empresa tenedora. Como tal, nuestros estatutos nos otorgan el poder de llevar a cabo varias actividades, lo cual nos permite funcionar como una empresa tenedora. Estos poderes incluyen, pero no están limitados a, la habilidad para (1) adquirir, vender, importar, exportar y producir todo tipo de bienes y servicios, (2) emitir valores y llevar a cabo todo tipo de actividades en relación a valores de cualquier tipo, (3) crear, organizar y administrar todo tipo de compañías, (4) actuar como agentes o representantes, (5) adquirir, vender y mantener bienes inmuebles, (6) proporcionar o recibir servicios profesionales, técnicos o de asesoría, (7) establecer sucursales, agencias u oficinas representativas, (8) adquirir, licenciar o utilizar propiedad intelectual, (9) conceder y recibir préstamos, (10) suscribir, emitir y negociar todo tipo de títulos de crédito, y (11) llevar a cabo todas las actividades necesarias para cumplir con lo anterior.

Consejeros

Nuestros estatutos sociales establecen que la administración de la sociedad recaerá en un Consejo de Administración. Cada consejero es elegido por simple mayoría de las acciones y no existen reglas para voto acumulativo. Bajo las leyes mexicanas y nuestros estatutos, cualquier accionista o grupo de accionistas representando cuando menos un 10% del capital social puede elegir por lo menos a un consejero y a su respectivo suplente. El Consejo de Administración estará conformado por un mínimo de cinco y un máximo de veinte consejeros, según lo determinen los accionistas en la asamblea anual ordinaria de accionistas. De acuerdo con la Ley aplicable, al menos el 25% de los consejeros deberán ser de los clasificados como independientes. Actualmente nuestro Consejo de Administración se integra por 13 miembros.

El Consejo de Administración se deberá reunir al menos una vez cada tres meses. Estas reuniones podrán ser convocadas por el Presidente del Consejo de Administración , por el 25% de los consejeros o por el comisario. De acuerdo con los términos de nuestra asociación con Archer-Daniles-Midland, ésta tendrá el derecho de designar a dos de nuestros consejeros y a sus respectivos suplentes, siempre y cuando mantenga al menos el 20% de nuestro capital social. Los consejeros duran un año en su puesto, o hasta que su sucesor haya asumido su puesto. Los consejeros reciben una compensación según lo determinen los accionistas en la asamblea anual ordinaria de accionistas. Se requiere una mayoría de los consejeros para constituir quórum de asistencia y las resoluciones del consejo son adoptadas por el voto mayoritario de los miembros presentes en cualquier junta debidamente convocada o por voto unánime si no se ha convocado a junta.

Bajo las leyes mexicanas, cualquier miembro del Consejo de Administración que tenga un conflicto de interés con la sociedad en cualquier transacción deberá revelar dicho conflicto a los otros consejeros y abstenerse de votar en dicha transacción. Cualquier miembro del Consejo de Administración que viole esta regla puede ser responsable de los daños incurridos por la compañía. Miembros del Consejo de Administración no pueden representar a accionistas en ninguna asamblea.

Nuestros estatutos establecen que el Consejo de Administración debe aprobar: (i) transacciones u operaciones entre partes relacionadas, distintas a aquellas que se den dentro del curso ordinario de los negocios; (ii) compras de más del 10% de nuestros activos corporativos; (iii) garantías sobre más del 30% de nuestros activos corporativos; (iv) cualquier otra transacción u operación distinta de las anteriores, cuando el valor de la misma represente más del 1% del valor de los activos corporativos de GRUMA. Dicha facultad no es delegable.

Bajo las leyes mexicanas, los accionistas pueden iniciar demandas por daños civiles en contra de los consejeros por medio de resoluciones adoptadas por la mayoría de los accionistas en una asamblea general ordinaria de accionistas. En caso de que la mayoría de los accionistas acuerden iniciar dicha demanda, el consejero demandado inmediatamente dejará de ser miembro del Consejo de Administración. Adicionalmente, los accionistas representando por lo menos el 15% de nuestras acciones en circulación pueden iniciar dicha demanda directamente en contra de consejeros. Cualquier recuperación de daños y perjuicios en relación con dicha demanda será a beneficio de nosotros y no para los accionistas iniciando la demanda.

Nuestros estatutos establecen que se requiere contar con un comité de auditoría integrado por consejeros, la mayoría de los cuales deberán ser consejeros independientes, incluyendo al Presidente. Los miembros son designados por la asamblea general ordinaria de accionistas, deben permanecer en su puesto por un año y continuarán con sus obligaciones hasta que su sucesor asuma al puesto. Los miembros recibirán la compensación que determine la asamblea general ordinaria de accionistas. El comité de auditoría tiene la facultad de: (i) elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; (ii) opinar sobre transacciones que se aparten del giro ordinario de negocios de la Sociedad y que se pretendan celebrar entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (iii) proponer la contratación de especialistas independientes en los casos que lo juzgue conveniente, a fin de que expresen su opinión respecto de las operaciones con personas relacionadas señaladas en el inciso anterior; (iv) recomendar a la Sociedad los candidatos para auditores externos, así como las condiciones en que serán contratados; (v) auxiliar al Consejo de Administración mediante la revisión de la información financiera de la Sociedad y su proceso de emisión; (vi) contribuir en la definición de los lineamientos generales del sistema de control interno de la Sociedad y evaluar su efectividad, así como coordinar y evaluar los programas anuales de auditoría interna y las actividades desarrolladas por los auditores internos y externos de la Sociedad, así como las de los Comisarios; y (vii) verificar que se cuenten con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que esta sujeta, informado al respecto al Consejo de Administración.

De acuerdo con nuestros estatutos sociales, el Consejo de Administración tiene el poder de celebrar y negociar títulos de crédito y contratos. El Consejo de Administración puede delegar dicho poder a cualquier individuo.

Derechos de Voto y Asambleas de Accionistas

Cada acción, sin importar la Clase, le da derecho al tenedor a un voto en cualquier asamblea general de accionistas. Los accionistas pueden votar por medio de un apoderado o representante. En la asamblea general ordinaria de accionistas, cualquier accionista o grupo de accionistas representando cuando menos 10% de las acciones en circulación tiene el derecho de designar por lo menos a un consejero y un consejero suplente, los demás consejeros serán designados por voto mayoritario. Los accionistas de acciones Serie B no tienen derechos de voto acumulativos.

Las asambleas generales de accionistas pueden ser asambleas ordinarias o asambleas extraordinarias. Las asambleas extraordinarias son convocadas para considerar los asuntos especificados en el Artículo 182 de la Ley General de Sociedades Mercantiles, incluyendo, principalmente, cambio en el capital social fijo y otras modificaciones a los estatutos sociales, la emisión de acciones preferentes, liquidación, fusión y escisión, y la transformación de un tipo de sociedad a otra. Todos los demás asuntos pueden ser considerados en asambleas generales ordinarias de accionistas. Las asambleas generales ordinarias de accionistas deben ser convocadas para considerar y aprobar los asuntos especificados en el Artículo 181 de la Ley General de Sociedades Mercantiles, incluyendo, principalmente, la designación de miembros del Consejo de Administración y el comisario, la compensación para los consejeros y el comisario, el reparto de utilidades para el año anterior y los informes anuales presentados por el Consejo de Administración y el comisario.

Una asamblea general ordinaria de accionistas debe ser convocada durante los primero cuatro meses después del cierre del ejercicio fiscal. Para asistir a una asamblea general de accionistas, un dia antes de la asamblea, los accionistas deben depositar sus certificados representando acciones comunes u otra evidencia de propiedad apropiada ante el secretario del Consejo de Administración, con una institución de crédito o con el Indeval. El secretario, la institución bancaria o el Indeval retendrán el certificado hasta en tanto se haya verificado la asamblea general de accionistas.

Nuestros accionistas establecen el número de miembros que servirán en el Consejo de Administración, en la asamblea general ordinaria de accionistas. De conformidad con los estatutos sociales, el Consejo de Administración estará integrado por un mínimo de cinco y un máximo de veinte consejeros, según lo determinen los accionistas en la asamblea anual ordinaria de accionistas. De acuerdo con la Ley aplicable, al menos el 25% de los consejeros deberán ser de los clasificados como independientes.

De conformidad con nuestros estatutos sociales, el quórum para una asamblea general ordinaria de accionistas es de por lo menos el 50% de las acciones comunes en circulación, y se pueden adoptar resoluciones validamente con el voto afirmativo de los tenedores que representan la mayoría de las acciones presentes. Si no se encuentra presente el quórum requerido, se puede convocar a una asamblea en la cual los accionistas, sea cual fuese su número, constituirán quórum y se podrán adoptar resoluciones con la mayoría de las acciones presentes. El quórum para una asamblea general extraordinaria de accionistas es de por lo menos el 75% de las acciones comunes en circulación, pero si no se reúne el quórum requerido, se podrá convocar a una segunda asamblea. El quórum de la segunda convocatoria será de por lo menos el 50% de las acciones en circulación. Las resoluciones en una asamblea general extraordinaria de accionistas sólo pueden ser adoptadas con el voto de los tenedores que representen por lo menos el 50% de las acciones en circulación.

Las asambleas de accionistas pueden ser convocadas por el Consejo de Administración, el comisario o un juzgado. El Consejo de Administración o el comisario pueden ser obligados a convocar a una asamblea de accionistas si los tenedores de por lo menos el 10% de las acciones en circulaciones lo solicitan por escrito, mediante la petición por escrito de cualquier accionista si no se ha celebrado asamblea de accionistas por dos años consecutivos o, si durante un periodo de dos años consecutivos, el reporte anual del Consejo de Administración sobre el año anterior y los estados financieros de la compañía no son presentados a los accionistas, o si los accionistas no eligieron consejeros y comisario.

La convocatoria a las asambleas de accionistas deberá ser publicada en el Diario Oficial de la Federación o en un periódico de amplia circulación en México, D.F. por lo menos 15 días anteriores a la fecha de la asamblea. Las asambleas de accionistas pueden celebrarse sin dicha convocatoria siempre y cuando se encuentren representadas el 100% de las acciones en circulación. Las asambleas de accionistas deben celebrarse en México, D.F.

Bajo las leyes mexicanas, los tenedores del 10% de las acciones pueden diferir la adopción de cualquier asunto presentando una demanda en un juzgado mexicano de jurisdicción competente dentro de los 15 días siguientes al cierre de la asamblea en la cual dicha resolución fue adoptada, al demostrar que dicha resolución viola las leyes mexicanas o los estatutos. La reparación del daño bajo esta norma está disponible únicamente para los tenedores que tenían derecho de votar sobre la resolución pero cuyas acciones no estaban representadas cuando la resolución fue adoptada o, si estaban presentes, votaron en contra.

Derecho a Percibir Dividendos y su Distribución

Dentro de los primero cuatro meses de cada año, el Consejo de Administración deberá presentar los estados financieros de la compañía para el ejercicio fiscal inmediato anterior a los accionistas para su aprobación en asamblea general ordinaria de accionistas. Están obligados por ley a destinar el cinco por ciento de dichas utilidades nuevas a una reserva legal cuyo monto no podrá ser distribuido hasta en tanto equivalga al 20% de nuestro capital social histórico (antes de ser ajustado para efectos inflacionarios). Montos en exceso de aquellos destinados al fondo legal de reserva pueden ser destinados a otros fondos de reservas según determinen los accionistas, incluyendo una reserva por la recompra de acciones. El balance restante de nuevas utilidades, en su caso, está disponible para distribución como dividendos. Los dividendos en efectivo sobre las acciones depositadas ante el Indeval serán distribuidos por nosotros a través del Indeval. Los dividendos en efectivo sobre las acciones evidenciadas por certificados físicos serán pagados contra el cupón respectivo registrado a nombre del tenedor que nos es entregado. No obstante lo anterior, no se podrán pagar hasta en tanto las pérdidas de años fiscales anteriores hayan sido pagados o absorbidos.

Liquidación

Disuelta la sociedad, uno o más liquidadores serán designados por la asamblea general extraordinaria de accionistas para efectos de la liquidación de la sociedad. Si la asamblea general extraordinaria de accionistas no efectúa dicha designación, un Juez Civil o un Juez de Distrito podrá hacerlo a petición de cualquier accionista. Todas las acciones pagadas y en circulación tendrán derecho a participar de manera equitativa en la distribución efectuada con motivo de la liquidación después del pago de los pasivos, impuestos y gastos de liquidación de la compañía. Las acciones comunes que no hayan sido pagadas en su totalidad tendrán derecho a participar en dichos montos de liquidación en forma proporcional a los montos efectivamente pagados.

Si la asamblea general extraordinaria de accionistas no emite instrucciones expresas sobre la liquidación, los estatutos establecen que los liquidadores (i) concluirán todos los asuntos pendientes que consideren convenientes, (ii) prepararán un estado financiero y de inventario, (iii) recolectarán todos los créditos y pagarán todas los pasivos vendiendo activos según se requiera para cumplir esta actividad, (iv) venderán activos y distribuirán la utilidad, y (v) distribuirán el remanente, si hubiere, de manera proporcional entre las accionistas.

Cambios en el Capital Social

Nuestro capital social en circulación está dividido en acciones Serie B Clase I y Clase II. Las acciones Clase I representarán la parte fija del capital y no tienen valor nominal. La porción fija de nuestro capital social no puede ser rembolsada. Acciones Clase II que representan la porción variable de nuestro capital social no tienen valor nominal. La porción variable del capital social no puede ser mayor a siete veces la porción mínima del capital fijo de nuestra compañía según se establece en los estatutos sociales. La emisión de acciones de capital variable, a diferencia de la emisión de acciones de capital fijo, no requiere una modificación a los estatutos sociales, pero sí requiere de aprobación en la asamblea general ordinaria de accionistas. La porción fija de nuestro capital social sólo puede ser incrementada o disminuida mediante resolución de la asamblea general extraordinaria de accionistas y modificación a nuestros estatutos sociales, mientras que la porción variable de nuestro capital social puede ser incrementada o disminuida por resolución de la asamblea general ordinaria de accionistas. Actualmente, nuestro capital social consiste solamente de capital social fijo.

Un incremento en el capital social puede llevarse a cabo generalmente por medio de la emisión de nuevas acciones para su pago en efectivo o en especie, mediante capitalización de deudas o mediante la capitalización de ciertas partidas del capital contable. Un incremento en el capital social por lo general no puede llevarse a cabo hasta que todas las acciones de capital social previamente emitidas y suscritas hayan sido totalmente pagadas. Una reducción del capital social es adoptada para absorber pérdidas, rembolsar acciones, recompras de acciones en el mercado abierto o liberar a accionistas de pagos sin efectuar.

Derechos Preferentes

Salvo ciertas circunstancias limitadas, en caso de un aumento del capital social mediante la emisión de acciones a cambio de pago en efectivo o en especie, el tenedor de acciones existentes de una Clase determinada en el momento en que se decrete el aumento de capital tendrá un derecho de preferencia de suscribir la cantidad suficiente de nuevas acciones de la misma Clase para mantener la tenencia accionaria proporcional en dicha Clase. Los derechos preferentes deben ser ejercidos dentro de un periodo y bajo las condiciones establecidas para ese propósito por los accionistas en la asamblea respectiva. Bajo leyes mexicanas y los estatutos sociales, el periodo de ejercicio no podrá ser inferior a los quince días después de la publicación del aviso de aumento de capital en el Diario Oficial de la Federación, o posterior a la fecha de celebración de la asamblea de accionistas en el cual el aumento de capital fue aprobado, si todos los accionistas estuvieron presentes; de lo contrario, dicho derecho vencerá.

Los accionistas no tendrán derecho de preferencia para suscribir acciones comunes emitidas con motivo de fusiones, por conversión de obligaciones convertibles en acciones, en una oferta pública (si la mayoría de los accionistas en la asamblea general extraordinaria de accionistas aprueba la emisión de acciones y renuncian a su derecho de preferencia de acuerdo a las Ley del Mercado de Valores de México y nuestros estatutos sociales) o en la reventa de acciones en tesorería como resultado de las recompras efectuadas en la Bolsa Mexicana de Valores.

Bajo leyes mexicanas, un accionista no puede renunciar a su derecho de preferencia por adelantado, salvo ciertas circunstancias limitadas, y el derecho de preferencia no puede ser representado por un instrumento negociable por separado de la acción correspondiente. Los tenedores de ADRs pudieran estar restringidos en su habilidad para ejercer derechos de preferencia.

Restricciones que afectan a Accionistas Extranjeros

La inversión extranjera en el capital social de sociedades mexicanas está regulada por la Ley de Inversión Extranjera de 1993 y el Reglamento de Inversión Extranjera de 1998 en la medida que no contradigan la Ley de Inversión Extranjera. La Secretaría de Economía y la Comisión Nacional de Inversión Extranjera son responsables de la administración de la Ley de Inversión Extranjera y su Reglamento.

Nuestros estatutos sociales no restringen la participación de inversionistas extranjeras a cierto porcentaje del capital social. Sin embargo la Ley de Inversiones Extranjeras señala que se requiere la autorización previa por parte de la Comisión de Inversiones Extranjeras para permitirle a un inversionista extranjero ser propietario de más del 49% del capital de una sociedad mexicana, en caso que el total de sus activos excedan en valor un monto determinado por la Comisión de Inversiones Extranjeras.

De conformidad con las leyes mexicanas, nuestros estatutos sociales establecen que cualquier extranjero que adquiera un interés o participación en nuestro capital social en cualquier momento será tratado como mexicano para efectos de su participación en nosotros, y en relación con la propiedad, derechos, concesiones, participaciones, o intereses que sean de nuestra propiedad o los derechos y obligaciones basados en contratos en los cuales seamos partes con las autoridades mexicanas. Dichos accionistas no pueden invocar la protección de su gobierno bajo pena de perder su participación accionaria que hayan adquirido a beneficio del gobierno mexicano.

Bajo esta norma, se entiende que un accionista extranjero ha acordado no invocar la protección de su gobierno con relación a sus derechos como accionista pero no se entiende que el accionista haya renunciado a otros derechos que pudiera tener en relación con su inversión en nosotros, incluyendo sus derechos bajo las leyes de valores estadounidenses. Si un accionista invoca protección gubernamental en violación a esta norma, podría perder sus acciones a favor del gobierno mexicano, Las leyes mexicanas establecen que dicha disposición se incluya como parte de los estatutos sociales de las empresas al menos que dichos estatutos sociales prohíban participación accionaria por parte de extranjeros.

Registro y Transferencia

Nuestras acciones están representadas por certificados nominativos. Mantenemos un registro de accionistas y, de acuerdo con las leyes mexicanas, solamente las personas inscritas en el registro de accionistas son reconocidas como los dueños de las acciones Serie B.

Derechos de Reembolso

Las acciones de capital variable en circulación, en su caso, pueden ser reembolsados total o parcialmente por los tenedores de las mismas. La porción fija mínima del capital variable no puede ser reembolsada. Un tenedor de acciones de capital variable que desea rembolsar total o parcialmente dichas acciones tiene obligación de notificarnos mediante un escrito a tal efecto. Si el aviso de reembolso es recibido antes del último trimestre del año fiscal, el reembolso se hará efectivo al final del año fiscal en el cual dio aviso el accionista. De lo contrario, el reembolso será efectivo al final del siguiente ejercicio fiscal.

El reembolso de nuestras acciones de capital variable, en su caso, es efectuado al precio más bajo entre (i) el 95% del precio promedio de la acción cotizado en la Bolsa Mexicana de Valores durante los 30 días hábiles anteriores a la fecha en que el reembolso se haga efectivo, o (ii) el valor en libros por acción de capital variable según se calcule de nuestros estados financieros (según sean aprobados por la asamblea general ordinaria de accionistas) para el año fiscal al final del cual el reembolso se hará efectivo. Cualquier cantidad a ser pagada por nosotros sería exigible al día siguiente de la asamblea general ordinaria de accionistas a que se refiere la cláusula (ii) anterior. Dado que la porción fija de nuestro capital no puede ser reembolsada, reembolsaremos peticiones de reembolso a medida en que esté disponible el capital variable y en el orden en que recibamos las solicitudes respectivas.

Derechos de Avalúo

Bajo las leyes mexicanas, cuando los accionistas adopten una resolución aprobando un cambio en el objetivo social, cambio de nacionalidad o transformación de un tipo de sociedad a otra, cualquier accionista que tenga el derecho de votar sobre dicho cambio o transformación que haya votado en contra del mismo, tiene el derecho de presentar sus acciones a cambio de una cantidad atribuible a dichas acciones, siempre y cuando dicho accionista ejerza su derecho de retiro dentro de los quince días siguientes a la clausura de la asamblea en la cual se aprobó el cambio o transformación. Bajo las leyes mexicanas, la cantidad que tiene derecho a recibir el accionista que se retira equivale a su porcentaje de propiedad en nuestro capital social de acuerdo a nuestros estados financieros más recientes aprobados por la asamblea general ordinaria de accionistas. El reembolso pudiera tener ciertas consecuencias fiscales.

Recompra de Acciones

Podemos recomprar nuestras acciones comunes en la Bolsa Mexicana de Valores en cualquier momento al valor de mercado al momento de la transacción. La recompra de acciones se hará con cargo a nuestro capital contable en caso que las acciones recompradas se mantengan como acciones nuestras en circulación, o con cargo al capital social si las acciones recompradas se convierten en acciones de tesorería. En la asamblea general ordinaria de accionistas, los accionistas deberán determinar el monto máximo de fondos que se destinará a la recompra de acciones, cuyo monto no podrá exceder nuestra utilidad neta, incluyendo utilidades retenidas.

Las acciones recompradas serán retenidas por nosotros como acciones de tesorería, entre tanto se efectúe su venta futura en la Bolsa Mexicana de Valores. No podemos ejercer los derechos económicos y de voto de las acciones recompradas y dichas acciones no se consideran en circulación para efectos de calcular cualquier quórum o voto en asambleas de accionistas. Las acciones recompradas que mantengamos en circulación no podrán ser votadas en ninguna asamblea de accionistas El aumento o disminución del capital social como consecuencia de la recompra o venta de las acciones por la compañía no requiere la aprobación de la asamblea de accionistas ni del consejo de administración.

Bajo las leyes de valores mexicanas, nuestros consejeros, directores, comisarios, secretario del Consejo de Administración y tenedores del 10% o más de las acciones comunes en circulación no pueden vendernos acciones comunes o adquirir acciones recompradas de nosotros, al menos que recompremos acciones de ellos mediante una oferta pública de compra. La reglamentación contenida en la Ley del Mercado de Valores establecen que si decidimos recomprar acciones comunes que representen 3% o más de nuestro capital social en un periodo de 20 días hábiles, estas recompras deben ser efectuadas por medio de una oferta pública de compra.

Recompra en Caso de Pérdida de Registro

Si el registro de nuestras acciones comunes de la Sección de Valores del Registro Nacional de Valores ("RNV") es cancelado, ya sea a petición nuestra o por la CNBV, de conformidad con nuestros estatutos sociales y reglamentos de la CNBV, nuestro accionista mayoritario debe hacer una oferta pública de compra de las acciones propiedad de los accionistas minoritarios previa a la cancelación. Al menos que se apruebe un precio diferente por parte de la CNBV, las acciones comunes deben ser adquiridas por el accionista mayoritario por lo menos al precio que resulte más alto entre el precio promedio del cierre de las operaciones que se hayan efectuado durante los 30 días anteriores a la oferta en que hubieran cotizado las acciones y el valor en libros de las acciones comunes, según se refleja en el último reporte trimestral registrado ante la CNBV y la Bolsa Mexicana de Valores anterior a la fecha de la oferta. Una vez que se haga una oferta pública y antes de la cancelación de nuestras acciones comunes en la Sección de Valores del RNV, si nuestros accionistas mayoritarios no han adquirido 100% de nuestras acciones en circulación, nuestros accionistas mayoritarios deberán constituir un fideicomiso para proveer recursos monetarios suficientes, los cuales se mantendrán en fideicomiso por al menos dos años, para permitirle a cualquier accionista minoritario vender sus acciones al fideicomiso al precio de la oferta pública.

De conformidad con los estatutos sociales, los tenedores de la mayoría de las acciones comunes no están obligados a llevar a cabo una oferta pública de compra de las acciones comunes propiedad de los accionistas minoritarios si los tenedores de todas las acciones comunes aprueban la cancelación del registro de acciones comunes en el RNV. Esta regla de los estatutos sociales no podrá ser modificada sin el consentimiento de los tenedores de por lo menos el 95% de las acciones comunes en circulación y previa aprobación de la CNBV. Los accionistas mayoritarios no estarán obligados a llevar a cabo una oferta pública si la totalidad de los accionistas aprueban la cancelación del registro.

Derechos de los Accionistas

Las protecciones otorgadas a los accionistas minoritarios bajo las leyes mexicanas son diferentes a las otorgadas en los Estados Unidos y muchas otras jurisdicciones. Las leyes aplicables sobre las obligaciones de los consejeros y accionistas mayoritarios no han sido sujetas a interpretación judicial de consideración en México, a diferencia de muchos Estados de los Estados Unidos en donde las obligaciones de cuidado y lealtad elaboradas por decisiones judiciales ayudan a dar forma a los derechos de los socios minoritarios. Los procedimientos civiles mexicanos no contemplan demandas por grupos grandes de demandantes o acciones derivadas de accionistas, las cuales le permiten a los accionistas en tribunales de Estados Unidos a demandar a favor de otros accionistas o ejecutar los derechos de la sociedad misma. Los accionistas no pueden objetar resoluciones corporativas adoptadas en una asamblea de accionistas al menos que satisfagan ciertos requerimientos de procedimiento.

Como resultado de estos factores, en la práctica pudiera ser más difícil para nuestros accionistas minoritarios hacer valer sus derechos en contra de nuestros consejeros o nuestros accionistas mayoritarios que para los accionistas de una empresa norteamericana.

Adicionalmente, bajo las leyes de valores estadounidenses, como una emisora privada extranjera estamos exentos de ciertas reglas que aplican a emisoras estadounidenses con valores registradas bajo la "*Securities and Exchange Act*" de 1934, incluyendo reglas de solicitud de apoderados, reglas requiriendo declaración de propiedad de acciones por consejeros, directores y ciertos accionistas. También estamos exentos de ciertos requerimientos de reglamentación corporativa de la "*New York Stock Exchange*", incluyendo requerimientos relacionados con comités de auditoria y consejeros independientes.

2. Administradores y Accionistas

Función y Facultades del Consejo de Administración

La principal función del Consejo de Administración es dirigir y administrar a la sociedad, para lo cual cuenta con todas las facultades y obligaciones necesarias, pudiendo así decidir sobre todo lo concerniente a la realización de los fines sociales. Entre sus facultades se encuentran la de representar a la sociedad en asuntos de carácter judicial, administrativo, laboral y arbitral; la administración y disposición de los activos de la sociedad y del quehacer diario de los negocios sociales, la suscripción y negociación de títulos de crédito y la ejecución de los acuerdos de la asamblea de accionistas.

Estructura Administrativa

A partir de 1999, la administración de nuestras operaciones es manejada por un Comité Ejecutivo integrado por los jefes de cada una de nuestras regiones operativas en los Estados Unidos de América y América Latina, y por nuestro Director Corporativo. Decidimos adoptar esta estructura, y eliminar la posición de Director General, puesto que sentimos que nos da la capacidad de responder efectivamente a situaciones locales mientras aprovechamos la ventaja que nos dan nuestros recursos globales.

Consejeros

Nuestros estatutos establecen que nuestro Consejo de Administración estará integrado por un mínimo de cinco y un máximo de veinte consejeros, según lo determinen los accionistas en la asamblea anual ordinaria de accionistas. De acuerdo con la Ley aplicable, al menos el 25% de los consejeros deberán ser de los clasificados como independientes. De acuerdo a nuestros estatutos y la asociación con Archer-Daniels-Midland, mientras Archer-Daniels-Midland sea propietaria de cuando menos 20% de nuestro capital social, tendrá derecho a nombrar dos de nuestros Consejeros. Archer-Daniels-Midland ha nombrado a Allen Andreas, su Presidente y Director General, y a Paul Mulhollem su Director General Operativo como miembros de nuestro Consejo de Administración. Archer-Daniels-Midland ha nombrado a David J. Smith, su Director Jurídico y Secretario del Consejo y a Douglas J. Schmalz, su Director General de Finanzas, para fungir como suplentes de los señores Andreas y Mulhollem respectivamente. Adicionalmente, de acuerdo a la ley mexicana, cualquier tenedor o grupo de tenedores que representen cuando menos 10% de nuestro capital social pueden elegir a cuando menos un Consejero.

El Consejo de Administración, que fue elegido en la Asamblea General Ordinaria de Accionistas celebrada el 30 de abril del año 2002, actualmente está formado por 13 consejeros, cada uno con su respectivo consejero suplente. La siguiente tabla muestra a los actuales miembros de nuestro Consejo de Administración, sus edades, años de servicio, ocupaciones principales y nombramientos como consejeros, tipo de consejero de acuerdo al Código de Mejores Prácticas Corporativas promulgado por un Comité formado por el Consejo Coordinador Empresarial, y su suplente. La duración de su encargo es por un año, o hasta que se designe a las personas que habrán de substituirlos en su encargo.

Roberto González Barrera	Edad:	71
	Años como Consejero:	20
	Ocupación Principal:	Presidente del Consejo de Administración de GRUMA y GIMSA S.A. de C.V.
	Participación en consejos ajenos al grupo:	Accionista y Presidente del Consejo de Administración de Grupo Financiero Banorte, S.A. de C.V., desde 1992.
	Tipo de Consejero:	Patrimonial, relacionado
	Suplente:	Jaime Costa Lavín
Allen Andreas	Edad:	58

	Años como Consejero:	5
	Principal ocupación:	Presidente del y Director General de la empresa Archer-Daniels-Midland
	Participación en consejos ajenos al grupo:	Miembro del Consejo Supervisor del A.C. Toepfer International Group, de la Comisión Trilateral y del Consejo Internacional de Agricultura, Alimentación y Comercio.
	Experiencia Laboral:	Director de Finanzas de Operaciones en Europa y Vice Presidente y Asesor Legal del Comité Ejecutivo de ADM. Abogado del Departamento del Tesoro de los Estados Unidos y miembro de la Barra de Abogados del Estado de Colorado y de la Barra Americana de Abogados.
	Tipo de Consejero:	Patrimonial, independiente
	Suplente:	David J.Smith
Roberto González Moreno	Edad:	50
	Años como Consejero:	15
	Principal ocupación:	Director General y Presidente del Consejo de Administración de Corporación Noble, S.A. de C.V., y de Noble Marketing International, Inc.
	Experiencia Laboral:	Diversos puestos administrativos dentro de GRUMA, incluyendo Director de Operaciones de GIMSA y Director de la división de alimentos de GRUMA. Presidente de RGM Inc., Exportaciones El Parian, S.A.
	Tipo de Consejero:	Patrimonial, relacionado
	Suplente:	Juan A.Quiroga García
Carlos Hank Rhon	Edad:	54
	Años como Consejero:	8
	Principal ocupación:	Presidente del Consejo de Administración de Grupo Hermes, S.A. de C.V.
	Participación en consejos ajenos al grupo:	Miembro del Consejo de Administración de Grupo Tribasa, S.A. de C.V., Grupo Financiero Banorte, S.A. de C.V., y Mercedes Benz Mexico, S.A. de C.V.
	Experiencia Laboral:	Grupo Hermes S.A. de C.V., Grupo Financiero Interacciones, S.A. de C.V., The Laredo National Bank, South Texas National Bank y Presidente de Mercedes Benz México, S.A. de C.V.
	Tipo de Consejero:	Relacionado
	Suplente:	Edgar Valverde Rubizewsky
Roberto Hernández Ramírez	Edad:	60
	Años como Consejero:	7
	Principal ocupación:	Presidente del Consejo de Administración Banco Nacional de México, S.A., Acciones y Valores de México, S.A. de C.V. y siete fondos de inversión administrados por Accival.

	Participación en consejos ajenos al grupo:	Miembro del Consejo de Administración de Grupo Televisa, S.A. de C.V., Ingenieros Civiles Asociados, S.A. (ICA), Grupo Modelo, S.A. de C.V., y Muenchener de México, S.A. de C.V.
	Experiencia Laboral:	Director General del Banco Nacional de México, S.A. y Grupo Financiero Banamex-Accival, S.A. de C.V., Presidente del Consejo de Administración de Grupo Financiero Banamex-Accival, S.A. de C.V., Presidente de la Bolsa Mexicana de Valores y de la Asociación Mexicana de Banqueros, Miembro del Consejo de Administración de Teléfonos de México, S.A. de C.V.
	Tipo de Consejero:	Independiente
	Suplente:	Esteban Malpica Fomperosa
Juan Manuel Ley López	Edad:	69
	Años como Consejero:	8
	Principal ocupación:	Presidente de Casa Ley, S.A. de C.V.
	Participación en consejos ajenos al grupo:	Presidente del Consejo Consultivo en Sinaloa y Baja California y de la Asociación Nacional de Supermercados y Establecimientos de Venta al Menudeo, y miembro del Consejo de Administración de Grupo Financiero Banamex Accival, S.A. de C.V.
	Experiencia Laboral:	Director General de Casa Ley, S.A. de C.V., consultor e instructor para administración de empresas en el "*Junior Business Management Institute*" (ICAMI-SINALOA)
	Tipo de Consejero:	Independiente
	Suplente:	Francisco Villarreal Vizcaíno
Eduardo Livas Cantú	Edad:	59
	Años como Consejero:	16
	Principal ocupación:	Consultor en asuntos financieros y estratégicos así como fusiones y adquisiciones, Presidente y miembro del comité de auditoría de GIMSA y miembro del comité de auditoría y del comité de administración de riesgos de Grupo Financiero Banorte, S.A. de C.V.
	Participación en consejos ajenos al grupo:	Miembro del Consejo de Administración de Grupo Financiero Banorte, S.A. de C.V. y de GIMSA y miembro suplente del Consejo de Administración de Savia,S.A. de C.V.
	Experiencia Laboral:	Diversas posiciones en GRUMA incluyendo Director Financiero, Presidente de Gruma Corpóration y Director General de GRUMA y GIMSA
	Tipo de Consejero:	Independiente
	Suplente:	Alfredo Livas Cantú
Román Martínez Méndez	Edad:	64
	Años como Consejero:	Desde Abril del 2002

	Principal ocupación:	Presidente de Auditoría Interna de Grupo Financiero Banorte, S.A. de C.V.
	Participación en consejos ajenos al grupo:	Miembro del Consejo de Administración de la Unión de Crédito Monterrey, S.A. de C.V., Operadora de Fondos de Inversión, S.A. de C.V.
	Experiencia Laboral:	Diversas posiciones en GRUMA, incluyendo Director de Auditoría Interna y Vicepresidente de Contraloría y Auditoría.
	Tipo de Consejero:	Relacionado
	Suplente:	Raúl Cavazos Morales
Paul B. Mulhollem	Edad:	52
	Años como Consejero:	Desde Abril del 2002
	Principal ocupación:	Presidente y Director de Operaciones de la empresa Archer-Daniels-Midland.
	Participación en consejos ajenos al grupo:	Miembro de la empresa Agricore United, A.C.Toepfer International, Golden Peanut.
	Experiencia Laboral:	Diversas posiciones en la empresa Archer-Daniels-Midland, incluyendo Vicepresidente de Grupo y Vicepresidente Senior de las operaciones globales de grano de Archer-Daniels-Midland.
	Tipo de Consejero:	Patrimonial, independiente
	Suplente:	Douglas J. Schmalz
Bernardo Quintana Isaac	Edad:	60
	Años como Consejero:	7
	Principal ocupación:	Director General y Presidente del Consejo de Administración de Empresas ICA, Sociedad Controladora
	Participación en consejos ajenos al grupo:	Miembro del Consejo de Administración de Teléfonos de México, S.A. de C.V., Cementos Mexicanos, S.A. de C.V.
	Experiencia Laboral:	Fungió como Vicepresidente Ejecutivo y Vicepresidente de la División de Turismo y Desarrollo Urbano de Grupo ICA.
	Tipo de Consejero:	Independiente
	Suplente:	Diego Quintana Kawage
Alfonso Romo Garza	Edad:	51
	Años como Consejero:	8
	Principal ocupación:	Director General y Presidente del Consejo de Administración de Savia, S.A. de C.V.
	Participación en consejos ajenos al grupo:	Miembro del Consejo de Asesoría Externa para América Latina y el Caribe del Banco Mundial, miembro del Consejo de Administración del Donald Danforth Plant Science Center.
	Experiencia Laboral:	Director de Planeación Estratégica y Desarrollo Corporativo en VISA-FEMSA, fundador de Pulsar International, S.A. de C.V.
	Tipo de Consejero:	Independiente
	Suplente:	Adrián Rodríguez Macedo

Adrián Sada González	Edad:	57
	Años como Consejero:	8
	Principal ocupación:	Director General y Presidente del Consejo de Administración de VITRO, S.A. de C.V.
	Participación en consejos ajenos al grupo:	Miembro del Consejo de Administración de ALFA S.A. de C.V., Cydsa S.A. de C.V., y Regio Empresas S.A. de C.V., miembro del Consejo Ejecutivo Latinoamericano de la Escuela de Finanzas Wharton de la Universidad de Pennsylvania.
	Experiencia Laboral:	Presidente del Consejo de Administración de Grupo Financiero Serfin, S.A. de C.V.
	Tipo de Consejero:	Independiente
	Suplente:	Manuel Güemes de la Vega

Javier Vélez Bautista	Edad:	45
	Años como Consejero:	Desde Abril del 2002
	Principal ocupación:	Asesor de Negocios y Consultor de GRUMA, miembro del comité de auditoría de GIMSA y miembro del comité de auditoría de Grupo Financiero Banorte, S.A. de C.V.
	Participación en consejos ajenos al grupo:	Miembro del Consejo de Administración de GIMSA y Grupo Financiero Banorte, S.A. de C.V.
	Experiencia Laboral:	Diversas posiciones en GRUMA incluyendo Director de Finanzas y Planeación de Gruma Corporation, Director de Finanzas y Director Corporativo de GRUMA.
	Tipo de Consejero:	Independiente
	Suplente:	Sergio García Boulle

El Sr. Roberto González Moreno es hijo del Sr. Roberto González Barrera. El Sr. Carlos Hank Rhon es yerno del Sr. Roberto González Barrera.

Secretario y Consejeros Suplentes

El Secretario del Consejo de Administración es el Sr. Salvador Vargas Guajardo, y su suplente es el Sr. Guillermo Elizondo Ríos. El Sr. Vargas Guajardo no es miembro del Consejo de Administración.

Comisario

Bajo las leyes mexicanas, un comisario debe de ser elegido por los accionistas en la asamblea anual ordinaria de accionistas por el término de un año. En la asamblea anual ordinaria de accionistas posterior, el comisario tiene la obligación de revisar nuestras actividades e informar sobre la veracidad de la información financiera según es presentada a los accionistas por el Consejo de Administración. El comisario también está autorizado para (i) convocar las asambleas ordinarias y extraordinarias de accionistas y juntas del Consejo de Administración; (ii) colocar asuntos en el Orden del Día de las asambleas generales de accionistas y juntas del Consejo de Administración; y (iii) asistir a las asambleas generales ordinarias de accionistas y las juntas del Consejo de Administración, juntas del comité de auditoría y cualesquier otras juntas de comités intermedios en los cuales el Consejo de Administración delega cualquier actividad (sin derecho a voto). En la Asamblea General Ordinaria de

Accionistas celebrada el 30 de abril del 2002, el Sr. Hugo Lara Silva fue designado como el comisario de la Compañía y el Sr. Carlos Arreola Enríquez fue elegido comisario suplente.

El Sr. Hugo Lara Silva tiene 62 años de edad. Es co-director y socio en PricewaterhouseCoopers, así como Consejero, miembro del comité ejecutivo internacional de auditoría y director jurídico de dicho despacho. El Sr. Hugo Lara Silva cuenta con experiencia en una amplia gama de negocios en el sector público y privado y ha sido Comisario de empresas como Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. y Aseguradora Cuauhtémoc, S.A., entre otras.

Alta Dirección

La siguiente tabla muestra nuestra actual alta dirección, sus edades, años de servicio, cargos actuales así como su experiencia laboral anterior:

Roberto González Barrera	Edad:	71
	Años como Director:	53
	Años en GRUMA:	53
	Puesto Actual:	Presidente y Director del Consejo de Administración de GRUMA.
	Otras Posiciones:	Presidente del Consejo de GIMSA, Accionista y Presidente del Consejo de Administración de Grupo Financiero Banorte, S.A. de C.V.
Willy Balma Alfaro	Edad:	48
	Años como Director:	Desde enero del 2002
	Años en GRUMA:	11
	Puesto Actual:	Director de Operaciones de GRUMA Centro América.
	Experiencia Anterior:	Diversas posiciones en GRUMA como Gerente de Mercadeo de la división de botanas y Subdirector de Ventas de GRUMA de las operaciones de harina de maíz en Estados Unidos.
Raúl Cavazos Morales	Edad:	42
	Años como Director:	Desde julio del 2001.
	Años en GRUMA:	14
	Puesto Actual:	Director Corporativo de Finanzas
	Otras Posiciones:	Director de Finanzas de GIMSA.
	Experiencia Anterior:	Diversas posiciones en el área financiera de GRUMA incluyendo: Relaciones Bancarias, Finanzas Corporativas y Subdirector Corporativo de Tesorería.
Jaime Costa Lavín	Edad:	48
	Años como Director:	2
	Años en GRUMA:	2
	Puesto Actual:	Director General de las operaciones de Latinoamérica de GRUMA.
	Otras Posiciones:	Director General de GIMSA.
	Experiencia Anterior:	Presidente de Coca-Cola FEMSA, Industrias LALA y Allied Domecq.

Rafael Ángel Gárate Muñoz	Edad:	42
	Años como Director:	2
	Años en GRUMA:	2
	Puesto Actual:	Director de Operaciones de Molinera de México.
	Experiencia Anterior:	SECOFI, CONASUPO y Agroinsa.
Leonel Garza Ramírez	Edad:	52
	Años como Director:	3
	Años en GRUMA:	16
	Puesto Actual:	Director Corporativo de Abastecimientos.
	Experiencia Anterior:	Gerente de Calidad y Abastecimiento de Maíz y Subdirector de Abastecimiento de Maíz.
Roberto González Alcalá	Edad:	38
	Años como Director:	Desde enero del 2002.
	Años en GRUMA:	7
	Puesto Actual:	Director de Operaciones de GIMSA y PRODISA.
	Experiencia Anterior:	Director de la División de Tortilla en Costa Rica, Director de la División de Harina de Maíz en Centro América y Director de Operaciones en GRUMA Centro América.
Homero Huerta Moreno	Edad:	39
	Años como Director:	Desde febrero del 2002.
	Años en GRUMA:	17
	Puesto Actual:	Director Corporativo de Administración.
	Experiencia Anterior:	Diversas posiciones en GRUMA incluyendo la Subdirección de Finanzas y Administración en GRUMA Venezuela.
Enrique Orjuela Rincón	Edad:	52
	Años como Director:	3
	Años en GRUMA:	3
	Puesto Actual:	Director de Operaciones de MONACA.
	Experiencia Anterior:	Vicepresidente y Director General de Servicios Coca-Cola en Venezuela, Director General de Kellogg Venezuela y de la región Andina. Diversas posiciones en mercadotecnia en Pepsi-Cola, Warner-Lambert y Quaker.
Juan Antonio Quiroga García	Edad:	52
	Años como Director:	4
	Años en GRUMA:	29
	Puesto Actual:	Director Corporativo.
	Experiencia Anterior:	Vicepresidente de Administración de Gruma Corporation, Director de Auditoría Interna y Administrativa de GRUMA.
Manuel J. Rubio Portilla	Edad:	74
	Años como Director:	37
	Años en GRUMA:	37

	Puesto Actual:	Director Corporativo de Ingeniería y Tecnología.
	Experiencia Anterior:	Frederick Snare. Presidente de Nickel Processing Corporation, Gerente de Investigaciones Especiales de Procesos en Dorr Oliver.
Salvador Vargas Guajardo	Edad:	49
	Años como Director:	6
	Años en GRUMA:	6
	Puesto Actual:	Director Jurídico Corporativo.
	Otras Posiciones:	Director Jurídico de GIMSA.
	Experiencia Anterior:	Diversas posiciones en Grupo Alfa, Protexa y Proeza. Socio Senior de dos bufetes de abogados incluyendo Rojas-González-Vargas-De la Garza y Asociados.

El Sr. Oscar Enrique Hurdaneta Finol es el Director de Operaciones de DEMASECA al ser designado por nuestros socios en DEMASECA de conformidad con un acuerdo de accionistas celebrado con ellos.

Compensación de Consejeros y Directores

A los Miembros del Consejo de Administración se les pagan honorarios de Ps.12,500 por cada Junta de Consejo a la que asisten.

Para el 2001, la cantidad total de compensación a ser pagada a todos los consejeros, consejeros suplentes, comisario, directores y miembros del comité de auditoría fue aproximadamente U.S.$11.4 millones. La compensación contingente o diferida reservada al 31 de diciembre del 2001 fue de U.S.$3.0 millones.

Ofrecemos a nuestros ejecutivos un plan de bonos que esta basado en su desempeño individual y en el resultado de nuestras operaciones. Este programa se aplica para Subdirectores, Gerentes y Directores. La compensación variable oscila entre el 15% y el 32% de la compensación base anual dependiendo del nivel del empleado.

Ofrecemos a ciertos empleados ejecutivos elegibles participación en nuestro Plan de Compra de Acciones de Ejecutivos a través de un fideicomiso que adquiere acciones para este propósito. Hemos establecido a través de un fideicomiso irrevocable un plan de compra de acciones para empleados en el que se han destinado hasta 8,039,219 acciones comunes mismas que representan aproximadamente el 1.82% de nuestro capital social; dichas acciones están reservadas para el citado plan. Al 31 de Diciembre del 2001 todas estas acciones han sido suscritas y pagadas y hemos otorgado 1,144,564 acciones de este plan que representan el 0.26% de nuestro capital social. El número de acciones destinadas a cada uno de dichos empleados se determina por el nivel de dicho empleado. Los citados empleados son elegibles para el mencionado plan una vez que cumplen un año de servicio con nosotros.

Tenencia Accionaria

Los siguientes consejeros y directores son tenedores de nuestras acciones, las que en cada uno de los casos no representan más del 1% de nuestro capital social: los Sres., Adrián Sada González, Raúl Cavazos Morales, Homero Huerta, Leonel Garza Ramírez, Javier Vélez Bautista, Roberto González Moreno, Román Martínez Méndez y Juan Antonio Quiroga García. Adicionalmente, Don Roberto González Barrera es propietario directa e indirectamente de acciones que representan aproximadamente 47.1% de nuestro capital social, y el señor Carlos Hank Rhon es propietario de acciones que representan aproximadamente 1.7% de nuestro capital social.

Principales Accionistas

La siguiente tabla muestra cierta información en relación con la propiedad de nuestro capital social al 30 de abril del 2002 (que comprende en su totalidad Acciones de la Serie B) con respecto al Sr. González Barrera y Archer-Daniels-Midland y sus afiliadas, los únicos accionistas que conocemos son propietarios de más del 5% de nuestro capital social, al igual que nuestros consejeros y funcionarios ejecutivos como grupo, planes de compra de acciones y otros accionistas. Exceptuando el derecho de Archer-Daniels-Midland de nombrar a 2 miembros del Consejo de Administración, con sus respectivos suplentes, los principales accionistas no tienen derechos de voto diferentes o de preferencia en relación con sus acciones.

Nombre		Número de Acciones Serie B	Porcentaje de las Acciones en Circulación
Roberto González Barrera(1)		211,532,757	47.1%
Archer-Daniels-Midland(2)		130,901,630	29.2%
Consejeros y Funcionarios como Grupo		8,913,365	1.9%
Planes de Compra de Acciones		7,477,326	1.7%
Otros Accionistas		90,055,108	20.1%
	Total	**448,880,186**	**100.0%**

(1) Las acciones propiedad directa e indirecta del Sr. González Barrera incluyen: 181,506,961 acciones detentadas directamente por el Sr. González Barrera; 30,025,796 acciones detentadas a través de una sociedad Mexicana en propiedad conjunta con Archer-Daniels-Midland y controladas por el Sr. González Barrera.

(2) De las acciones propiedad directa o indirecta de Archer-Daniels-Midland, una porción de las mismas son detentadas a través de su subsidiaria en México, y 24,566,561 acciones son detentadas a través de una sociedad Mexicana en propiedad común con el Sr. González Barrera y controlada por este último. El Sr. González Barrera tiene autoridad única para determinar el voto de dichas acciones, y las acciones no pueden ser transferidas sin el consentimiento tanto de Archer-Daniels-Midland como del Sr. González Barrera.

El Sr. González Barrera controla aproximadamente el 52.6% de nuestro capital social y por lo tanto tienen la facultad de nombrar la mayoría de nuestros 13 consejeros. Adicionalmente, de acuerdo a la ley Mexicana, cualquier tenedor o grupo de tenedores que represente 10% o más de nuestro capital social puede nombrar un Consejero. De acuerdo a nuestros Estatutos y la asociación con Archer-Daniels-Midland, mientras Archer-Daniels-Midland sea propietario de cuando menos 20% de nuestro capital social, tendrá derecho de nombrar dos de nuestros Consejeros y sus correspondientes suplentes.

De acuerdo a los términos de nuestro contrato, Archer-Daniels-Midland no está facultado para, sin el consentimiento del Sr. González Barrera, nuestro Presidente y Director del Consejo de Administración, o nuestro Consejo de Administración, adquirir acciones adicionales de nosotros. El día 30 de Septiembre de 1999, completamos una oferta de derechos de preferencia a accionistas en México y tenedores de ADS en los Estados Unidos de América. Con la autorización del Sr. González Barrera, Archer-Daniels-Midland directa e indirectamente compró un total de 51,408,337 nuevas acciones, aumentando su propiedad directa e indirecta de nuestras acciones en circulación de aproximadamente 22% a aproximadamente 29% inmediatamente posterior a dicha compra.

Hemos sido informados de que el Sr. González Barrera otorgó en prenda o se le requirió que otorgara una porción de sus acciones en nuestra Compañía como garantía en los préstamos efectuados en su favor. En caso de presentarse un caso de incumplimiento, y en caso que los acreedores hagan valer sus derechos con respecto a dichas acciones, el Sr. González Barrera podría perder su participación que le permite controlarnos. Adicionalmente, el Sr. González Barrera está obligado a otorgarle a Archer-Daniels-Midland el derecho de opción de compra en cualquier venta de sus acciones en GRUMA en caso de que al momento de la venta, el Sr. González Barrera sea propietario, o como resultado de la venta será propietario, de menos de 30% de sus acciones en circulación. En caso que Archer-Daniels-Midland ejerza su derecho, entonces podría controlarnos. Archer-Daniels-Midland además está obligado a entregarle al Sr. González Barrera el derecho de opción de compra en cualquier venta de sus acciones.

A excepción de la compra directa e indirecta de 51.4 millones de acciones por parte de Archer-Daniels-Midland en 1999 y un numero de compras directas e indirectas por parte del Sr. González Barrera de 1999 al 2001 las cuales, en total, incrementaron su tenencia por aproximadamente 3.6% de nuestro total de acciones en circulación, no tenemos conocimiento alguno de posibles cambios significativos en los porcentajes de tenencia accionaria de cualquier accionista principal -que detentan 5% o más- de nuestras acciones en circulación durante los últimos tres años.

Comité de Auditoría

De acuerdo con las modificaciones a la Ley Mexicana de Valores promulgada el 30 de abril del 2001, se designó un comité de auditoría en la Asamblea General Ordinaria de Accionistas celebrada el 16 de abril del 2002. Los miembros de dicho comité fueron seleccionados de entre los miembros del Consejo de Administración. Actualmente el Comité de Auditoría está formado por tres miembros, dos de los cuales son independientes. A continuación se muestra una tabla con los nombres de los miembros del comité de auditoría, su puesto en el mismo así como su clasificación como consejero:

Eduardo Livas Cantú	Puesto en el Comité:	Presidente del Comité de Auditoría
	Tipo de Consejero:	Independiente
Javier Vélez Bautista	Puesto en el Comité:	Miembro del Comité de Auditoría
	Tipo de Consejero:	Independiente
Román Martínez Méndez	Puesto en el Comité:	Miembro del Comité de Auditoría
	Tipo de Consejero:	Relacionado

3. Auditores

En los últimos tres ejercicios GIMSA no ha tenido cambio de auditores. En los últimos dos ejercicios los auditores no han emitido ninguna opinión con salvedad, opinión negativa o abstenido de emitir opinión acerca de los estados financieros de la empresa.

El procedimiento para nombrar a los auditores se basa en:

- cotizaciones de honorarios de firmas reconocidas por la *Securities and Exchange Commission. d*e los E.U.A.
- Tipo de servicios adicionales que pudieran prestar

El tipo de servicios prestados a la empresa durante el 2001 por conceptos diferentes a los de auditoría fueron:

- Estudios de precios de transferencia
- Servicios de consultoría de las áreas de legal y fiscal

4. Operaciones con Personas Relacionadas y Conflicto de Intereses

Transacciones con Partes Relacionadas

Transacciones con Subsidiarias

Las transacciones señaladas a continuación fueron hechas en el curso ordinario de negocios en virtud de que operamos como tesorería central para nuestras subsidiarias.

Periódicamente celebramos contratos de crédito a corto plazo con nuestras subsidiarias, por medio de los cuales les proporcionamos fondos para capital de trabajo a tasas de interés de mercado.

En marzo del 2000, GIMSA comenzó a otorgarnos préstamos, los cuales, en su punto más alto, 15 de enero de 2001, alcanzaron la cantidad de Ps.862.8 millones en términos nominales. Al 14 de junio del 2002, le debíamos a GIMSA Ps.442 millones . La tasa de interés promedio para este año ha sido 7.9%.

Monaca nos ha otorgado préstamos los cuales, en su punto más alto, 30 de octubre de 2000, alcanzaron la cantidad de US$28.6 millones. Al 14 de junio del 2002 no teníamos adeudo alguno con MONACA.

En septiembre 2001, Gruma Corporation empezó a otorgarnos préstamos, los cuales, en su punto más alto, 14 de junio de 2002, alcanzaron la cantidad de US$10.6 millones. La tasa de interés promedio para este año ha sido de 2.8%.

Transacciones con Archer-Daniels-Midland

Celebramos una asociación con Archer-Daniels-Midland en septiembre de 1996. Como resultado de esta asociación, recibimos US$258.0 millones en efectivo, 80% de la propiedad de nuestras operaciones combinadas en los Estados Unidos de América de harina de maíz y 60% de las operaciones de molinos de trigo de Archer-Daniels-Midland en México. También obtuvimos derechos de exclusividad de Archer-Daniels-Midland en mercados específicos de harina de maíz y harina de trigo. A cambio, Archer-Daniels-Midland recibió 74,696,314 de nuestras acciones emitidas recientemente, que representaban aproximadamente 22% del total de nuestras acciones en circulación, y 20% de la propiedad de nuestras operaciones combinadas en los Estados Unidos de América de harina de maíz, y retuvo 40% de las operaciones en México de molinos de trigo. Archer-Daniels-Midland además obtuvo el derecho de nombrar dos de los 13 miembros de nuestro Consejo de Administración. Archer-Daniels-Midland ha nombrado a Allen Andreas, su Presidente y Director General, y a Paul Mulhollem su Director General Operativo como miembros de nuestro Consejo de Administración. Archer-Daniels-Midland ha nombrado a David J. Smith, su Director Jurídico y Secretario del Consejo y a Douglas J. Schmalz, su Director General de Finanzas, para fungir como suplentes de los señores Andreas y Mulhollem respectivamente.

En diciembre de 1999, vendimos 5% de las acciones de MONACA a Archer-Daniels-Midland.

Otras Transacciones

Tenemos préstamos en vigor con el accionista mayoritario y partes relacionadas, los cuales al 31 de diciembre de 2001 sumaron Ps 176.8millones. Este monto fue el mayor monto insoluto de deuda para nuestro accionista controlador y partes relacionadas. Estos préstamos se hicieron pro razones personales. Uno de los préstamos soporta intereses a una tasa anual de LIBOR más 4%, y el resto de los préstamos soportan intereses a tasas del mercado. Al 28 de junio de 2002, el monto total insoluto de estos préstamos es de Ps 117.5 millones.

Somos propietarios de aproximadamente el 11.1% de las acciones de GFNorte, una institución financiera mexicana. En el curso ordinario del negocio, obtenemos financiamiento a largo plazo de las subsidiarias de GFNorte bajo tasas y términos y condiciones de mercado. La cantidad mayor de saldos insolutos en dólares ha sido US$5.8 millones con una tasa de interés promedio del 7.57%. El monto mayor de saldos insolutos en pesos ha sido

Ps.705.5 millones con una tasa de interés promedio del 16%. Al 14 de junio del 2002, no debemos cantidad alguna a GFNorte o sus subsidiarias.

Durante 1999, 2000 y 2001, compramos US$62 millones, US$75 millones y US$74 millones, respectivamente de inventario a Archer-Daniels-Midland Corporation, un accionista, bajo tasas y términos y condiciones de mercado.

Conflicto de Intereses

De conformidad con las leyes mexicanas, cualquier accionista que tenga un conflicto de interés directa o indirectamente en relación con cualquier transacción debe de abstenerse de votar en la asamblea de accionistas en cuestión. Un accionista que vote sobre una transacción de negocio en el cual sus intereses están en conflicto con los nuestros, pudiera ser responsable por daños si la transacción no se hubiera aprobado sin el voto de dicho accionista.

IV. MERCADO ACCIONARIO

1. Estructura Accionaria

Al 31 de diciembre de 2001, el capital social de la Compañía está representado por 441,725,086 acciones nominativas comunes Serie "B", sin expresión de valor nominal, correspondientes a la porción fija sin derecho a retiro totalmente suscritas y pagadas y 10,824,866 acciones en tesorería (438,776,086 acciones suscritas y pagadas y 13,773,866 acciones en tesorería al 31 de diciembre de 2000).

La siguiente tabla muestra cierta información en relación con la propiedad de nuestro capital social al 30 de abril del 2002 (que comprende en su totalidad Acciones de la Serie B) con respecto al Sr. González Barrera y Archer-Daniels-Midland y sus afiliadas, los únicos accionistas que conocemos son propietarios de más del 5% de nuestro capital social, al igual que nuestros consejeros y funcionarios ejecutivos como grupo, planes de compra de acciones y otros accionistas.. Exceptuando el derecho de Archer-Daniels-Midland de nombrar a 2 miembros del Consejo de Administración, con sus respectivos suplentes, los principales accionistas no tienen derechos de voto diferentes o de preferencia en relación con sus acciones.

Nombre		Número de Acciones Serie B	Porcentaje de las Acciones en Circulación
Roberto González Barrera[1]		211,532,757	47.1%
Archer-Daniels-Midland[2]		130,901,630	29.2%
Consejeros y Funcionarios como Grupo		8,913,365	1.9%
Planes de Compra de Acciones		7,477,326	1.7%
Otros Accionistas		90,055,108	20.1%
	Total	**448,880,186**	**100.0%**

(3) Las acciones propiedad directa e indirecta del Sr. González Barrera incluyen: 181,506,961 acciones detentadas directamente por el Sr. González Barrera; 30,025,796 acciones detentadas a través de una sociedad Mexicana en propiedad conjunta con Archer-Daniels-Midland y controladas por el Sr. González Barrera.

(4) De las acciones propiedad directa o indirecta de Archer-Daniels-Midland, una porción de las mismas son detentadas a través de su subsidiaria en México, y 24,566,561 acciones son detentadas a través de una sociedad Mexicana en propiedad común con el Sr. González Barrera y controlada por este último. El Sr. González Barrera tiene autoridad única para determinar el voto de dichas acciones, y las acciones no pueden ser transferidas sin el consentimiento tanto de Archer-Daniels-Midland como del Sr. González Barrera.

El Sr. González Barrera controla aproximadamente el 52.6% de nuestro capital social y por lo tanto tienen la facultad de nombrar la mayoría de nuestros 13 consejeros. Adicionalmente, de acuerdo a la ley Mexicana, cualquier tenedor o grupo de tenedores que represente 10% o más de nuestro capital social puede nombrar un Consejero. De acuerdo a nuestros Estatutos y la asociación con Archer-Daniels-Midland, mientras Archer-Daniels-Midland sea propietario de cuando menos 20% de nuestro capital social, tendrá derecho de nombrar dos de nuestros Consejeros y sus correspondientes suplentes.

De acuerdo a los términos de nuestro contrato, Archer-Daniels-Midland no está facultado para, sin el consentimiento del Sr. González Barrera, nuestro Presidente y Director del Consejo de Administración, o nuestro Consejo de Administración, adquirir acciones adicionales de nosotros. El día 30 de Septiembre de 1999, completamos una oferta de derechos de preferencia a accionistas en México y tenedores de ADS en los Estados Unidos de América. Con la autorización del Sr. González Barrera, Archer-Daniels-Midland directa e indirectamente compró un total de 51,408,337 nuevas acciones, aumentando su propiedad directa e indirecta de nuestras acciones en circulación de aproximadamente 22% a aproximadamente 29% inmediatamente posterior a dicha compra.

Hemos sido informados de que el Sr. González Barrera otorgó en prenda o se le requirió que otorgara una porción de sus acciones en nuestra Compañía como garantía en los préstamos efectuados en su favor. En caso de presentarse un caso de incumplimiento, y en caso que los acreedores hagan valer sus derechos con respecto a dichas acciones, el Sr. González Barrera podría perder su participación que le permite controlarnos. Adicionalmente, el Sr. González Barrera está obligado a otorgarle a Archer-Daniels-Midland el derecho de opción de compra en cualquier venta de sus acciones en GRUMA en caso de que al momento de la venta, el Sr. González Barrera sea propietario, o como resultado de la venta será propietario, de menos de 30% de sus acciones en circulación. En caso que Archer-Daniels-Midland ejerza su derecho, entonces podría controlarnos. Archer-Daniels-Midland además está obligado a entregarle al Sr. González Barrera el derecho de opción de compra en cualquier venta de sus acciones.

A excepción de la compra directa e indirecta de 51.4 millones de acciones por parte de Archer-Daniels-Midland en 1999 y un numero de compras directas e indirectas por parte del Sr. González Barrera de 1999 al 2001 las cuales, en total, incrementaron su tenencia por aproximadamente 3.6% de nuestro total de acciones en circulación, no tenemos conocimiento alguno de posibles cambios significativos en los porcentajes de tenencia accionaria de cualquier accionista principal -que detentan 5% o más- de nuestras acciones en circulación durante los últimos tres años.

2. Comportamiento de la acción en el Mercado de Valores

Cotizaciones Históricas

En Abril de 1994, consumamos la recapitalización por virtud de la cual las acciones Serie B reemplazaron a las Acciones Serie A y B, Clase I y a las Acciones Serie A y B Clase II que previamente se encontraban en circulación, y con esto concluimos una oferta pública de Acciones Serie B en México. Las Acciones Serie B han cotizado en la Bolsa Mexicana de Valores, desde esa fecha. En septiembre de 1996 emitimos 20,000,000 de Acciones de Tesorería Serie B de las cuales 9,000,000 fueron ofrecidas para suscripción a los actuales accionistas. Las 11,000,000 de acciones restantes fueron retenidas en tesorería para futuras suscripciones por los actuales o futuros accionistas y/o para ser ofrecidas a terceros. Un total de 3,000,000 de dichas Acciones se reservaron para suscripción en nuestro plan de acciones para ejecutivos de la Compañía. En Noviembre de 1996, un total de 3,818,126 de dichas acciones en tesorería se ofrecieron en suscripción a los actuales accionistas, y en Abril de 1997, 6,840,537 de acciones fueron suscritas como dividendos en acciones para los actuales accionistas. En Noviembre de 1997, un total de 900,000 acciones se suscribieron en relación con plan de acciones para ejecutivos de la Compañía. En Abril de 1998 y Abril de 1999 las 5,809,656, y 2,631,681 de acciones de tesorería restantes fueron suscritas como dividendos en acciones para los actuales accionistas.

En Octubre de 1996, ofrecimos 3,600,000 de ADSs, cada uno representando cuatro Acciones Serie B, en relación a la Regla 144A bajo la Ley de Valores. En Octubre de 1998 comenzamos una oferta de intercambio por virtud de la cual Citibank, N.A., como depositario emitió ADS's registrados en intercambio por los ADS's de la Regla 144A. Los ADS's registrados comenzaron a listarse en la Bolsa de Valores de Nueva York en Noviembre de 1998.

En relación a un aumento de capital aprobado por la Asamblea Extraordinaria de Accionistas del 19 de Agosto de 1999, emitimos 89,770,216 nuevas acciones Serie B por una cantidad de Ps.1,409 millones en términos nominales (Ps.1,644 en pesos constantes de poder adquisitivo al 31 de diciembre del 2001) bajo una oferta de derechos a nuestros actuales accionistas en Estados Unidos de América y en México. De acuerdo a la Ley Mexicana, ésta venta de valores fue sólo ofrecida a nuestros accionistas, incluyendo tenedores de ADS's en proporción a sus tenencias existentes. La oferta pública de dichos valores se realizó en los Estados Unidos de América el 30 de agosto de 1999 y se realizó una oferta pública en México entre Agosto 25 y Septiembre 23 de 1999.

El 31 de Diciembre del 2001, había 441,725,086 Acciones Serie B en circulación, de los cuales 72,719,336 Acciones Serie B eran representadas por 18,179,834 ADSs.

Historial de Precios

La siguiente tabla muestra, para los períodos que se indican, los precios máximos y mínimos por cada cierre de año de Acciones Serie B y los ADSs registrados por la Bolsa Mexicana de Valores y la Bolsa de Valores de Nueva York *("New York Stock Exchange")*, respectivamente.

	Bolsa Mexicana de Valores		NYSE	
	Acciones Comunes		ADS[2]	
	Máximo	Mínimo	Máximo	Mínimo
	(Pesos por acción[1])		(Dólares por ADS)	
Historial de Precio anual				
1997	47.24	29.50	—	—
1998	31.37	15.80	10.14	9.22
1999	25.60	8.66	10.33	3.86
2000	14.20	6.80	6.25	2.88
2001	8.50	6.00	3.60	2.60
Historial de Precio Trimestral				
2000				
1er Trimestre	14.20	9.20	6.25	3.88
2° Trimestre	12.30	11.00	5.13	4.19
3er Trimestre	11.50	8.00	4.75	3.13
4° Trimestre	8.08	6.80	3.50	2.88
2001				
1er Trimestre	8.50	6.62	3.40	2.70
2° Trimestre	7.90	6.11	3.40	2.82
3er Trimestre	6.51	6.00	2.90	2.60
4to Trimestre	8.22	6.50	3.60	2.85
2002				
1er Trimestre	10.00	8.00	4.94	3.50
2° Trimestre[3]	13.00	10.60	5.70	4.47
Historial de Precio Mensual				
Diciembre 2001	8.22	7.52	3.41	3.30
Enero 2002	8.33	8.00	3.72	3.50
Febrero 2002	9.40	8.05	4.10	3.59
Marzo 2002	10.00	9.30	4.94	4.10
Abril 2002	13.00	10.60	5.70	4.66
Mayo 2002	12.67	11.10	5.40	4.60
Junio 2002[3]	11.20	10.86	4.75	4.47

(1) Los precios por acción reflejan el precio nominal en la fecha de intercambio.
(2) El precio por ADS en U.S.$, un ADSs representa 4 acciones de las acciones ordinarias de la Serie B
(3) Hasta Junio 18 del 2002.

Al 18 de Junio del año 2002, el último precio de venta que se registró para los ADSs en la Bolsa de Valores de Nueva York fue de U.S.$4.55 por ADSs.

VII. ANEXOS

1. Estados Financieros Dictaminados

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

INDICE DE ESTADOS FINANCIEROS CONSOLIDADOS

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A los Accionistas de Gruma, S.A. de C.V.:

En nuestra opinión, los estados consolidados de situación financiera y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que se acompañan presentan razonablemente, en todos los aspectos importantes, la situación financiera de Gruma, S.A. de C.V. y subsidiarias al 31 de diciembre de 2000 y 2001 y los resultados de sus operaciones y los cambios en su situación financiera por los tres años que terminaron el 31 de diciembre de 2001, de conformidad con los principios de contabilidad generalmente aceptados en México. Dichos estados financieros consolidados son responsabilidad de la administración de Gruma, S.A. de C.V.; nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorias. Nuestros exámenes fueron realizados de acuerdo con las normas de auditoria generalmente aceptadas en los Estados Unidos de América y en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes. La auditoria consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros, asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Los principios de contabilidad generalmente aceptados en México varían respecto a ciertos principios de contabilidad generalmente aceptados en los Estados Unidos de América. La aplicación de los principios de contabilidad generalmente aceptados en los Estados Unidos de América podría afectar la determinación de la utilidad neta consolidada y el resultado integral para cada uno de los tres años terminados al 31 de diciembre de 2001, y la determinación del total del capital contable al 31 de diciembre de 2000 y 2001, dichas diferencias se resumen en la Nota 21 a los estados financieros consolidados.

PricewaterhouseCoopers

Carlos Arreola Enríquez

Monterrey, N.L., Mexico
Marzo 15, 2002

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE SITUACION FINANCIERA

• AL 31 DE DICIEMBRE DE 2000 Y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)
(Notas 1 y 2)

	2000	2001
A C T I V O		
Circulante:		
Efectivo e inversiones temporales	$ 116,807	$ 386,104
Inversiones temporales restringidas (Nota 11)	6,363	2,586
Cuentas y documentos por cobrar, neto (Nota 3)	2,641,729	2,381,814
Impuestos por recuperar (Nota 3)	184,264	215,703
Inventarios (Nota 4)	2,448,800	2,351,993
Pagos anticipados	155,494	134,715
Total activo circulante	5,553,457	5,472,915
Inversión en acciones de asociadas (Nota 5)	1,127,784	1,157,628
Propiedades, planta y equipo, neto (Nota 6)	12,594,114	11,876,190
Intangibles, neto (Nota 7)	1,245,516	899,510
Exceso del costo sobre el valor en libros de acciones de subsidiarias adquiridas, neto	1,009,306	901,253
Otros activos (Nota 8)	294,447	307,766
TOTAL ACTIVO	$ 21,824,624	$ 20,615,262
P A S I V O		
Circulante:		
Préstamos bancarios (Nota 9)	$ 652,820	$ 323,960
Porción circulante de la deuda a largo plazo (Nota 9)	630,576	11,087
Proveedores	1,167,842	813,441
Pasivos acumulados y otras cuentas por pagar	1,300,148	1,316,764
Impuesto sobre la renta por pagar	-	31,672
Participación de utilidades al personal por pagar	6,560	14,702
Total pasivo circulante	3,757,946	2,511,626
Deuda a largo plazo (Nota 9)	5,860,905	6,244,036
Impuesto sobre la renta diferido (Nota 14)	290,137	307,748
Participación de utilidades al personal diferido (Note 14)	50,269	48,628
Otros pasivos	48,333	46,689
Total pasivo a largo plazo	6,249,644	6,647,101
TOTAL PASIVO	10,007,590	9,158,727
Exceso del valor en libros sobre el costo de acciones de subsidiarias adquiridas, neto	366,025	100,957
Contingencias y compromisos (Nota 11)		
C A P I T A L C O N T A B L E		
Interés mayoritario (Nota 12):		
Capital social	4,266,883	4,237,321
Actualización del capital social	5,534,070	5,530,058
	9,800,953	9,767,379
Prima en venta de acciones	2,946,364	2,987,239
	12,747,317	12,754,618
Insuficiencia en la actualización del capital	(10,387,111)	(10,373,501)
Efecto acumulado por cambio contable para el registro de impuesto sobre la renta y participación en las utilidades al personal diferidos (Nota 3-O)	(175,471)	(175,471)
Utilidades retenidas (Nota 12-C):		
De años anteriores	6,395,411	6,815,981
Utilidad neta del año	233,828	312,753
Conversión de entidades extranjeras (Nota 12-E)	194,796	(346,753)
Total interés mayoritario	9,008,770	8,987,627
Interés minoritario	2,442,239	2,367,951
TOTAL CAPITAL CONTABLE	11,451,009	11,355,578
	$ 21,824,624	$ 20,615,262

Las notas que se acompañan son parte integrante de estos estados financieros consolidados.

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001
(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto número de acciones)
(Notas 1 y 2)

	1999	2000	2001
Ventas netas	$ 16,713,298	$ 18,273,660	$ 17,820,184
Costo de ventas	(11,009,137)	(11,649,998)	(11,237,645)
Utilidad bruta	5,704,161	6,623,662	6,582,539
Gastos de venta, administración y generales	(5,318,253)	(5,806,998)	(5,663,296)
Utilidad de operación	385,908	816,664	919,243
Costo integral de financiamiento, neto:			
Gastos financieros	(659,800)	(792,791)	(631,355)
Productos financieros	152,061	147,504	87,639
Ganancia por posición monetaria, neta	208,908	222,485	169,430
Ganancia (pérdida) por fluctuación cambiaria, neta (Nota 15-A)	85,613	(57,898)	94,172
	(213,218)	(480,700)	(280,114)
Otros (gastos) productos, neto (Nota 13)	(171,411)	35,966	65,384
Utilidad antes de impuesto sobre la renta, participación de utilidades al personal, participación en la utilidad neta de asociadas e interés minoritario	1,279	371,930	704,513
Impuesto sobre la renta (Nota 14):			
Causado	(283,757)	(148,987)	(173,385)
Diferido	15,523	127,380	(86,403)
	(268,234)	(21,607)	(259,788)
Participación de utilidades al personal (Nota 14):			
Causado	(1,638)	(5,417)	(13,510)
Diferido	(564)	5,862	1,272
	(2,202)	445	(12,238)
(Pérdida) utilidad antes de participación en la utilidad neta de asociadas e interés minoritario	(269,157)	350,768	432,487
Participación en la utilidad neta de asociadas	79,201	64,023	60,310
(Pérdida) utilidad antes de interés minoritario	(189,956)	414,791	492,797
Interés minoritario	(112,013)	(180,963)	(180,044)
(Pérdida) utilidad neta mayoritaria del año	**$ (301,969)**	**$ 233,828**	**$ 312,753**
(Pérdida) utilidad por acción	**$ (0.80)**	**$ 0.54**	**$ 0.72**
Promedio ponderado de acciones en circulación (miles)	377,456	435,515	433,235

Las notas que se acompañan son parte integrante de estos estados financieros consolidados.

PART IIGRUMA, S.A. DE C.V. Y SUBSIDIARIAS

- ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 Y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto número de acciones)
(Notas 1 y 2)

	Capital social (Nota 12-A)					Utilidades retenidas (Nota 12-C)					
	Número de acciones (miles)	Importe	Prima en venta de acciones	Insuficiencia en la actualización del capital	Efecto acumulado de ISR y PTU diferidos (Nota 3-O)	De años anteriores	Utilidad (pérdida) neta del año	Conversión de entidades extranjeras (Nota 12-E)	Total interés mayoritario	Interés minoritario	Total capital contable
Saldos al 31 de diciembre de 1998	353,197	$ 8,257,261	$ 3,039,955	$ (9,251,212)	$ -	$ 5,705,626	$ 470,196	$ 457,767	$ 8,679,593	$ 2,692,391	$ 11,371,984
Aplicación de la utilidad neta del año anterior						470,196	(470,196)				
Aumento de capital social	89,770	1,644,097	(4,475)						1,639,622		1,639,622
Dividendos en acciones y al interés minoritario (Nota 12-A)	5,883	123,155		-		(123,155)				(56,835)	(56,835)
Ventas netas de acciones propias	(12,388)	(266,460)	7,095			48,723			(210,642)	14,463	(196,179)
Aumento de capital social en subsidiarias										147,282	147,282
Disminución del capital social minoritario										(370,829)	(370,829)
	83,265	1,500,792	2,620	-	-	395,764	(470,196)	-	1,428,980	(265,919)	1,163,061
Utilidad (pérdida) integral:											
Reconocimiento de los efectos de la inflación del año				(493,472)		414,412			(79,060)	205,379	126,319
Efecto de conversión de entidades extranjeras								(77,773)	(77,773)		(77,773)
Pérdida neta del año							(301,969)		(301,969)	112,013	(189,956)
Pérdida integral del año	-	-	-	(493,472)	-	414,412	(301,969)	(77,773)	(458,802)	317,392	(141,410)
Saldos al 31 de diciembre de 1999	436,462	9,758,053	3,042,575	(9,744,684)	-	6,515,802	(301,969)	379,994	9,649,771	2,743,864	12,393,635
Aplicación de la pérdida neta del año anterior						(301,969)	301,969				
Dividendos en acciones y al interés minoritario (Nota 12-A)										(22,597)	(22,597)
Ventas netas de acciones propias	2,314	44,122	(94,033)			52,589			2,678	1,500	4,178
Aumento de capital social en subsidiarias										203,187	203,187
Acciones bajo el plan de opción de compra para ejecutivos		(1,222)	(2,178)						(3,400)		(3,400)
Disminución del capital social minoritario										(435,444)	(435,444)
Operaciones con acciones propias						(7,583)			(7,583)		(7,583)
	2,314	42,900	(96,211)	-	-	(256,963)	301,969	-	(8,305)	(253,354)	(261,659)
Utilidad (pérdida) integral:											
Efecto acumulado por cambio contable para el registro del impuesto sobre la renta y participación en las utilidades al personal diferidos					(175,471)				(175,471)	(219,803)	(395,274)
Reconocimiento de los efectos de la inflación del año				(642,427)		136,572			(505,855)	(9,431)	(515,286)
Efecto de conversión de entidades extranjeras								(185,198)	(185,198)		(185,198)
Utilidad neta del año							233,828		233,828	180,963	414,791

92

PART IIGRUMA, S.A. DE C.V. Y SUBSIDIARIAS

- ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 Y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto número de acciones)
(Notas 1 y 2)

	Capital social (Nota 12-A)					Utilidades retenidas (Nota 12-C)					
	Número de acciones (miles)	Importe	Prima en venta de acciones	Insuficiencia en la actualización del capital	Efecto acumulado de ISR y PTU diferidos (Nota 3-O)	De años anteriores	Utilidad (pérdida) neta del año	Conversión de entidades extranjeras (Nota 12-E)	Total interés mayoritario	Interés minoritario	Total capital contable
Pérdida integral del año	-	-	-	(642,427)	(175,471)	136,572	233,828	(185,198)	(632,696)	(48,271)	(680,967)
Saldos al 31 de diciembre de 2000	438,776	9,800,953	2,946,364	(10,387,111)	(175,471)	6,395,411	233,828	194,796	9,008,770	2,442,239	11,451,009
Aplicación de la pérdida neta del año anterior						233,828	(233,828)				
Dividendos en acciones y al interés minoritario (Nota 12-A)										(261,542)	(261,542)
Ventas netas de acciones propias	2,949	35,657	13,802			(41,456)			8,003		8,003
Acciones bajo el plan de opción de compra para ejecutivos		(69,231)	39,118						(30,113)		(30,113)
Operaciones con acciones propias			(12,045)			(38,932)			(50,977)		(50,977)
	2,949	(33,574)	40,875	-	-	153,440	(233,828)	-	(73,087)	(261,542)	(334,629)
Utilidad (pérdida) integral:											
Reconocimiento de los efectos de la inflación del año				13,610		267,130			280,740	7,210	287,950
Efecto de conversión de entidades extranjeras								(541,549)	(541,549)		(541,549)
Utilidad neta del año							312,753		312,753	180,044	492,797
Utilidad integral del año	-	-	-	13,610	-	267,130	312,753	(541,549)	51,944	187,254	239,198
Saldos al 31 de diciembre de 2001	441,725	$ 9,767,379	$ 2,987,239	$ (10,373,501)	$ (175,471)	$ 6,815,981	$ 312,753	$ (346,753)	$ 8,987,627	$ 2,367,951	$ 11,355,578

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)
(Notas 1 y 2)

	1999	2000	2001
Actividades de operación:			
(Pérdida) utilidad neta	$ (301,969)	$ 233,828	$ 312,753
Interés minoritario	112,013	180,963	180,044
(Pérdida) utilidad consolidada	(189,956)	414,791	492,797
Ajustes para conciliar la (pérdida) utilidad neta con los recursos generados por actividades de operación:			
Depreciación y amortización	983,712	648,314	780,299
Retiro de activos ociosos y otros activos intangibles	-	103,461	-
Participación en la utilidad neta de asociadas menos dividendos recibidos	(79,201)	(64,023)	(60,310)
Impuesto sobre la renta y participación de utilidades al personal diferidos	(14,959)	(133,242)	85,131
Pérdida neta en el cierre de las operaciones del pan	-	-	187,767
Prima de antigüedad	450	358	6,707
	700,046	969,659	1,492,391
Cambios en el capital de trabajo:			
Inversiones temporales restringidas	(1,400)	448	3,777
Cuentas y documentos por cobrar, neto	(359,759)	(34,639)	214,873
Inventarios	(479,034)	191,179	(35,190)
Pagos anticipados	(48,936)	21,661	13,525
Proveedores	230,099	348,929	(320,840)
Pasivos acumulados y otras cuentas por pagar	283,641	76,354	41,208
Impuesto sobre la renta y participación de utilidades al personal por pagar	37,552	21,197	41,423
	(337,837)	625,129	(41,224)
Recursos netos generados por actividades de operación	362,209	1,594,788	1,451,167
Actividades de financiamiento:			
Préstamos bancarios y deuda a largo plazo	4,285,344	2,379,781	2,494,680
Pago de préstamos bancarios y deuda a largo plazo	(2,902,524)	(2,643,261)	(3,005,615)
Aumento de capital social	1,639,622	-	-
Aumento de capital social en subsidiarias	147,282	203,187	-
Disminución del interés minoritario	(370,829)	(435,444)	-
Ventas netas de acciones propias	(196,179)	4,178	8,003
Acciones bajo el plan de opción de compra para ejecutivos	-	(3,400)	(30,113)
Operación con acciones propias	-	(7,583)	(50,977)
Dividendos pagados	(56,835)	(22,597)	(261,542)
Otros	172,410	(52,504)	(81,580)
Recursos netos generados por (utilizados en) actividades de financiamiento	**2,718,291**	**(577,643)**	**(927,144)**
Actividades de inversión:			
Adquisiciones de propiedades, planta y equipo	(1,890,616)	(1,377,485)	(650,224)
Adquisición de nuevas plantas	(715,156)	(123,091)	-
Recursos recibidos por el cierre de las operaciones del pan	-	-	505,707
Exceso del valor en libros sobre el costo de subsidiarias adquiridas	357,737	367,803	4,808
Activos diferidos	(943,638)	(99,160)	(74,380)
Inversión en acciones	219,947	(56,245)	(2,076)
Otros	(69,690)	(19,221)	(38,561)
Recursos netos utilizados en actividades de inversión	(3,041,416)	(1,307,399)	(254,726)
Aumento (disminución) neto en efectivo e inversiones temporales	39,084	(290,254)	269,297
Efectivo e inversiones temporales al inicio del año	367,977	407,061	116,807
Efectivo e inversiones temporales al final del año	$ 407,061	$ 116,807	$ 386,104

Las notas que se acompañan son parte integrante de estos estados financieros consolidados.

• GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

1. ENTIDAD Y OPERACIONES

Gruma S.A. de C.V. es una empresa mexicana con subsidiarias ubicadas en México, Estados Unidos de América, Centro y Sudamérica y recientemente Europa, en lo sucesivo referidas en forma colectiva como "la Compañía", cuyas actividades consisten principalmente en la producción y venta de harina de maíz y trigo, tortillas y otras actividades relacionadas.

2. POLITICAS CONTABLES SIGNIFICATIVAS

Los estados financieros consolidados han sido preparados de acuerdo con los principios de contabilidad generalmente aceptados en México (Principios Mexicanos). En la Nota 21 se incluye la conciliación entre Principios Mexicanos y principios de contabilidad de los Estados Unidos de América ("Principios Americanos").

A) BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los de Gruma, S.A. de C.V. y los de sus empresas subsidiarias. Los saldos y operaciones importantes entre las empresas consolidadas han sido eliminados.

Las principales subsidiarias incluidas en la consolidación son:

	% de participación 2000 y 2001
Grupo Industrial Maseca, S.A. de C.V. y subsidiarias	83.18
Gruma Corporation y subsidiarias	100.00
Gruma Centro América, S.A. y subsidiarias	100.00
Molinos Nacionales, C.A.	95.00
Derivados de Maíz Seleccionado, C.A.	50.00
Productos y Distribuidora Azteca, S.A. de C.V. y subsidiarias	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. y subsidiarias	100.00
Molinera de México, S.A. de C.V. y subsidiarias	60.00
Asesoría de Empresas, S.A. de C.V.	100.00
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V.	100.00
Inmobiliaria Residencial San Pedro, S.A. de C.V. y subsidiarias	100.00

B) USO DE ESTIMACIONES

La preparación de los estados financieros requiere que la administración de la Compañía haga algunas estimaciones y supuestos, que afectan los importes registrados de ciertos activos y pasivos y de ciertos ingresos, costos y gastos a las fechas y años que se informan; asimismo, pudieran afectar la revelación de activos y pasivos contingentes. Los resultados reales pueden diferir de las estimaciones efectuadas.

C) CONVERSION DE ENTIDADES EXTRANJERAS

Los estados financieros de las subsidiarias en el extranjero son actualizados y convertidos en pesos aplicando los lineamientos siguientes:

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

2. POLITICAS CONTABLES SIGNIFICATIVAS (continúa)

- Los estados financieros son actualizados de conformidad con los métodos que establece el Boletín B-10, aplicando el Indice General de Precios al Consumidor ("IGPC") que refleje los cambios en el poder adquisitivo de la moneda del país en que la subsidiaria extranjera informa sus operaciones.

- Los activos, pasivos, ingresos y gastos en monedas constantes se convierten en pesos aplicando el tipo de cambio vigente al final del año. Las cuentas del capital se convierten utilizando los tipos de cambio aplicables en las fechas en que se hicieron las aportaciones de los accionistas y se generaron las utilidades. Los efectos resultantes en la conversión se reconocen como parte del capital contable en el renglón denominado "Conversión de Entidades Extranjeras" (Nota 12-E).

D) RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACION

Los estados financieros consolidados han sido actualizados para reconocer los efectos de la inflación y están expresados en miles de pesos de monedas constantes de poder adquisitivo del 31 de diciembre de 2001, determinados como sigue:

- Para propósitos de comparabilidad, los estados financieros consolidados al 31 de diciembre de 1999 y 2000 han sido actualizados utilizando un factor promedio ponderado calculado en base a la contribución que de las ventas netas tiene cada una de las monedas incluidas en dichos estados financieros, considerando las variables de inflación y de variación en tipo de cambio.

- Los estados de resultados y de variaciones en el capital contable por el año terminado el 31 de diciembre de 2001 han sido actualizados utilizando los factores derivados del IGPC del país donde las entidades tienen las operaciones, aplicables al periodo comprendido entre la fecha en que éstas se realizaron y la fecha del cierre del ejercicio.

- Los estados de cambios en la situación financiera presentan, en pesos de monedas constantes, la generación y utilización de recursos por la operación y por actividades de financiamiento e inversión.

- Los principales factores anuales usados para reconocer los efectos de la inflación fueron:

Año	Factor INPC	Factor promedio ponderado
1999	12.32 %	4.55 %
2000	8.90 %	6.30 %
2001	4.46 %	0.41 %

La metodología para actualizar los estados financieros es la siguiente:

- Actualización de activos no monetarios

  Los inventarios y costo de ventas se actualizan utilizando el método de costos estimados de reposición. Como se detalla en la Nota 2-I, propiedades, planta y equipo, neto se actualizan usando factores derivados del Indice Nacional de Precios al Consumidor ("INPC"), excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualiza en base al IGPC del país de origen y se valúa utilizando la moneda de ese país al tipo de cambio vigente al final del año.

2. POLITICAS CONTABLES SIGNIFICATIVAS (continúa)

- Actualización del capital social, prima en venta de acciones y utilidades retenidas

  Equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original, se determina aplicando factores derivados del INPC, a partir de las fechas en que se hicieron las aportaciones de los accionistas y fueron generadas las utilidades, y se presenta en los renglones correspondientes del capital contable.

- Insuficiencia en la actualización del capital

  Representa principalmente la diferencia entre el valor específico de reposición de los activos no monetarios, antes descrito, y el costo histórico de esos activos actualizado por la inflación general, medida a través del INPC y del IGPC para las subsidiarias en el extranjero.

- Ganancia por posición monetaria

  Representa el efecto de la inflación, medido en términos del INPC e IGPC, sobre el neto de los activos y pasivos monetarios al inicio de cada mes. La ganancia por posición monetaria de las subsidiarias en el extranjero se determina aplicando el factor derivado del IGPC a su posición monetaria neta antes de su conversión a pesos.

E) TRANSACCIONES EN MONEDA EXTRANJERA

Las transacciones en moneda extranjera se registran en pesos al tipo de cambio vigente a la fecha en que se realizan. Los saldos de activos y pasivos monetarios denominados en moneda extranjera se valúan en pesos al tipo de cambio vigente a la fecha de los estados financieros. Las diferencias en cambios derivadas de la valuación y pago de estos saldos se cargan o acreditan a los resultados del año, excepto por las diferencias en cambio derivadas de financiamientos en moneda extranjera que se cargan o acreditan al renglón del capital contable denominado "Conversión de Entidades Extranjeras", cuando la inversión neta de una subsidiaria extranjera es designada como cobertura económica de tales financiamientos.

F) INVERSIONES TEMPORALES

Las inversiones temporales son partidas equivalentes de efectivo con vencimientos en la fecha de compra inferiores a tres meses, valuadas al costo que es aproximado a su valor de mercado.

G) INVENTARIOS Y COSTO DE VENTAS

Los inventarios se valúan a su costo estimado de reposición o mercado, el que sea menor. El costo de reposición es determinado principalmente en base del precio de la última compra, por el método de primeras entradas primeras salidas y último costo de producción. El costo de ventas se determina utilizando costos estimados de reposición del mes en que se realizan las ventas.

H) INVERSION EN ACCIONES

La inversión en acciones comunes cuya participación en el capital social de la emisora sea entre el 10% y 50% o cuando la Compañía tenga una influencia significativa, se valúa por el método de participación. El exceso del costo sobre el valor en libros de acciones de asociadas a la fecha de adquisición, se actualiza mediante el INPC. El valor actualizado se amortiza por el método de línea recta en un periodo no mayor a 20 años.

2. POLITICAS CONTABLES SIGNIFICATIVAS (continúa)

I) PROPIEDADES, PLANTA Y EQUIPO, NETO

Las propiedades, planta y equipo se actualizan usando el INPC, excepto por la maquinaria y equipo de procedencia extranjera que se actualiza mediante el IGPC del país de origen y se valúa utilizando la moneda de ese país al tipo de cambio vigente al final del año.

La depreciación se calcula por el método de línea recta, con base en el valor actualizado menos el valor de desecho y en las vidas útiles de los bienes. Las vidas útiles de los activos se resumen como sigue:

	Años
Edificios..	30 - 53
Maquinaria y equipo....................	3 - 27

Las reparaciones y el mantenimiento se cargan a los resultados conforme se incurren. El costo de las mejoras mayores se capitaliza. El costo integral de financiamiento neto, incluyendo intereses, fluctuación cambiaria y resultado monetario de la deuda, relativo a nuevos proyectos de inversión se capitaliza como parte de los activos durante el período de construcción. La utilidad o la pérdida en la venta o retiro de activos se reconoce en resultados como "Otros (Gastos) Productos, neto".

Los costos de adquisición, desarrollo e implementación de software para uso interno se capitalizan y amortizan en base a su vida útil estimada, la cual inicia cuando el software se encuentra listo para usarse.

J) INTANGIBLES, NETO

Su valor actualizado se determina mediante el INPC y la amortización se calcula por el método de línea recta sobre el valor actualizado, en periodos que fluctúan entre 5 y 20 años.

Los contratos de no competencia se actualizan con el INPC. La amortización se calcula sobre la base de los valores actualizados utilizando el método de línea recta, en un periodo de 20 años.

Los gastos incurridos durante la etapa encaminada a iniciar operaciones industriales o comerciales se capitalizan como gastos preoperativos; esta etapa termina cuando la Compañía inicia sus actividades comerciales. Los gastos preoperativos se actualizan usando los factores del INPC y se amortizan por el método de línea recta en un periodo que no excede de 12 años.

El exceso del costo sobre el valor en libros y el exceso del valor en libros sobre el costo de las subsidiarias adquiridas se actualizan usando los factores del INPC. La amortización se calcula sobre la base de los valores actualizados utilizando el método de línea recta, por un período no mayor a 20 años en el caso del exceso del costo sobre el valor en libros y no mayor a 5 años para el exceso del valor en libros sobre el costo.

Los gastos correspondientes a la emisión de deuda se capitalizan y se amortizan durante la vigencia de la misma.

2. **POLITICAS CONTABLES SIGNIFICATIVAS (continúa)**

K) VALOR DE RECUPERACION DE ACTIVOS DE LARGA DURACION

La Compañía evalúa la recuperación de sus activos de larga duración, principalmente propiedades, planta y equipo, exceso del costo sobre el valor en libros de subsidiarias adquiridas y gastos preoperativos, cuando ciertos hechos y circunstancias son indicativos de que el valor registrado de los activos puede no ser recuperado. Cualquier pérdida por deterioro en estos activos mediante la diferencia entre el valor en libros y el valor de mercado de los activos que se mantienen para su uso, y la diferencia entre el valor en libros y el valor de realización neto de los activos que serán vendidos, se incluye en los resultados del año. La administración de la Compañía estima que al 31 de diciembre de 2001 no existe deterioro en el valor de recuperación de los activos de larga duración.

L) PRIMA DE ANTIGÜEDAD E INDEMNIZACIONES POR RETIRO

La prima de antigüedad, a que tienen derecho los trabajadores mexicanos después de 15 años de servicio, se reconoce en base a cálculos actuariales preparados por peritos independientes. Las indemnizaciones a que pueden tener derecho los trabajadores en caso de despido o muerte, bajo ciertas circunstancias previstas por la Ley Federal del Trabajo en México, se cargan a resultados del año en que son exigibles y se pagan.

M) INSTRUMENTOS FINANCIEROS

A partir del 1 de enero de 2001, se inició la vigencia del Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, el cual establece los lineamientos para la valuación, registro y revelación de los activos y pasivos financieros y ciertas transacciones de cobertura.

Para cumplir con las disposiciones del Boletín C-2, la Compañía registró sus instrumentos financieros en 2001 como sigue:

- La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación y para reducir el riesgo por fluctuaciones en los precios del maíz, trigo, gas y aceites. Estos contratos no exceden las necesidades de producción del año. Las utilidades o pérdidas no realizadas generadas por estas operaciones no se reconocen en los estados financieros si no hasta que los contratos se finiquitan. Las ganancias o pérdidas realizadas son reconocidas en el estado de resultados como parte del costo de producción al momento de su consumo.

- La Compañía realiza operaciones de cobertura sobre alguno de sus pasivos para reducir el riesgo por fluctuaciones en las tasas de interés.

- La Compañía lleva a cabo operaciones de intercambio de flujos de dinero conocida como Swaps sobre sus acciones propias. Al vencimiento la Compañía tiene la opción de recomprar las acciones al precio de mercado en esa fecha y pagar o recibir la diferencia del valor de las acciones según el precio pactado y el precio de mercado, el que sea mayor, el efecto anterior se registra en el capital contable.

- La Compañía lleva a cabo operaciones de derivados de opciones del tipo Compra ("Call"), los cuales al vencimiento, la Compañía tiene el derecho de recomprar las acciones a valor nominal.

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

2. POLITICAS CONTABLES SIGNIFICATIVAS (continúa)

Las anteriores operaciones financieras derivadas están sujetas a diversos tipos de riesgos, los principales que pueden asociarse a los mismos están relacionados con el mercado en donde se operan, las tasas de interés asociadas al plazo, los tipos de cambio, y los riesgos inherentes de crédito y liquidez de mercado. Consecuentemente, la intención de la Administración de la Compañía al momento de realizarlas es con fines de cobertura.

N) RECONOCIMIENTO DE INGRESOS

Las ventas se registran conforme se efectúan los embarques de productos y son aceptados por los clientes o cuando el riesgo de la propiedad se les transfiere. Las provisiones para descuentos y rebajas, devoluciones y otros ajustes se registran en el mismo periodo de las ventas correspondientes, en base a estimaciones o transacciones reales.

O) IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN EN LAS UTILIDADES AL PERSONAL

El gasto o ingreso por impuesto sobre la renta y participación en las utilidades al personal diferido se reconoce por todas aquellas diferencias temporales entre los valores contables y fiscales de los activos y pasivos que se espera se revertirán en el futuro.

P) UTILIDAD NETA MAYORITARIA POR ACCION

Se calcula dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de acciones comunes en circulación durante el año.

Q) UTILIDAD (PÉRDIDA) INTEGRAL

A partir del 1 de enero de 2001, se inició la vigencia del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral. La Compañía adoptó las disposiciones establecidas en dicho boletín y reestructuró dicho estado financiero para hacer comparativos a los diferentes renglones que lo integran.

3. CUENTAS Y DOCUMENTOS POR COBRAR, NETO E IMPUESTOS POR RECUPERAR

Cuentas y documentos por cobrar, neto se analiza como sigue:

	2000	2001
Clientes	$ 2,291,324	$ 2,196,817
Estimación para cuentas de cobro dudoso	(126,171)	(103,085)
	2,165,153	2,093,732
Gastos por recuperar por retiro de inventarios (Nota 11)	209,501	-
Partes relacionadas (Nota 18)	102,667	151,828
Funcionarios y empleados	30,697	25,040
Documentos por cobrar	7,960	6,825
Otros deudores	125,751	104,389
	$ 2,641,729	$ 2,381,814

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

3. CUENTAS Y DOCUMENTOS POR COBRAR, NETO E IMPUESTOS POR RECUPERAR (continuá)

Impuestos por recuperar se integra de lo siguiente:

	2000	2001
Impuesto al valor agregado	$ 61,386	$ 75,513
Impuesto sobre la renta	18,271	17,332
Impuesto especial sobre producción y servicios	91,775	121,803
Otros	12,832	1,055
	$ 184,264	$ 215,703

4. INVENTARIOS

Inventarios se integra de lo siguiente:

	2000	2001
Productos terminados	$ 212,226	$ 210,017
Productos en proceso	53,337	34,411
Materias primas, principalmente maíz y trigo	1,931,579	1,867,499
Materiales y refacciones	236,236	204,575
Inventarios en tránsito	12,227	6,035
Anticipos a proveedores	3,195	29,456
	$ 2,448,800	$ 2,351,993

5. INVERSION EN ACCIONES DE ASOCIADAS

La inversión en acciones de asociadas está representada principalmente por la inversión en las acciones de Grupo Financiero Banorte, S.A. de C.V. y subsidiarias ("GFNorte"), institución financiera que sigue las políticas y prácticas contables establecidas por la Comisión Nacional Bancaria y de Valores, y de Harinera de Monterrey, S.A. de C.V. que produce harina de trigo y productos relacionados en México.

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

Estas inversiones se registran por el método de participación y se integran como sigue:

	2000	2001	Tenencia accionaria
GFNorte:			
Valor contable	$ 854,500	$ 1,005,703	11%
Exceso del costo sobre el valor en libros, neto	146,723	48,708	
	1,001,223	1,054,411	
Harinera de Monterrey, S.A de C.V.	126,561	103,217	40%
	$ 1,127,784	$ 1,157,628	

Durante 2000, la Compañía evaluó el importe del exceso del costo sobre el valor en libros relacionado con la inversión en GFNorte y se determinó que la vida útil remanente sería 2.5 años en lugar de 6 años que se tenían estimados.

Al 31 de diciembre de 2000 y 2001, el exceso del costo sobre el valor en libros se presenta neto de amortización acumulada por $597,810 y $674,666, respectivamente.

6. PROPIEDADES, PLANTA Y EQUIPO, NETO

Propiedades, planta y equipo, neto se integra como sigue:

	2000	2001
Terrenos	$ 905,403	$ 903,638
Edificios	3,984,223	4,072,774
Maquinaria y equipo	13,433,358	12,239,051
Construcciones en proceso	582,287	162,389
Software para uso interno	562,432	549,631
Mejoras a locales arrendados	225,399	216,943
Otros	57,882	18,633
	19,750,984	18,163,059
Depreciación y amortización acumulada	(7,156,870)	(6,286,869)
	$ 12,594,114	$ 11,876,190

Por los años terminados el 31 de diciembre de 1999, 2000 y 2001, el gasto por depreciación asciende a $705,301, $833,390 y $903,180, respectivamente.

Por los años terminados el 31 de diciembre de 1999 y 2000, se capitalizaron $6,585 y $5,803, respectivamente, provenientes del costo integral de financiamiento.

Al 31 de diciembre de 2001, propiedades, planta y equipo incluye activos ociosos por un valor aproximado de $487,632, debido al cierre temporal de las operaciones productivas de diversas plantas localizadas en México, Centroamérica y Venezuela. La administración de la Compañía tiene la intención de utilizar estos activos en el corto plazo. En adición, la Compañía tiene activos fuera de operación por $49,184 de los cuales reconoció una pérdida en el valor de realización de los mismos por $14,000.

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

7. **INTANGIBLES, NETO**

Intangibles, neto se compone de lo siguiente:

	2000	2001
Contratos de no competencia	$ 700,269	$ 724,706
Gastos preoperativos	422,297	66,156
Costos de emisión de deuda	124,685	190,212
Patentes y marcas	176,359	164,585
Investigación de nuevos proyectos	93,909	70,816
Otros	59,842	52,112
	1,577,361	1,268,587
Amortización acumulada	(331,845)	(369,077)
	$ 1,245,516	$ 899,510

Los gastos de investigación y desarrollo se cargan a gastos conforme se incurren y ascienden a $40,247, $37,201 y $20,149 por los años terminados al 31 de diciembre de 1999, 2000 y 2001, respectivamente. La amortización de gastos preoperativos cargada a resultados por los años terminados al 31 de diciembre de 1999, 2000 y 2001, asciende a $26,218, $36,960 y $32,693, respectivamente.

Durante el 2000 y 2001, la Compañía canceló gastos preoperativos capitalizados por $22,370 (debido que la Compañía determinó que los montos de dichos activos no serían recuperados en el futuro) y $307,362 (debido al cierre de las operaciones del pan), respectivamente. Ambos importes se registraron en otros productos, neto (Nota 13).

8. **OTROS ACTIVOS**

Otros activos se integran de lo siguiente:

	2000	2001
Fondos de inversión para investigación y desarrollo de tecnología	$ 191,649	$ 209,496
Documentos por cobrar a largo plazo	32,316	22,092
Partes relacionadas (Nota 18)	35,849	24,932
Membresías en clubes	20,766	23,753
Depósitos en garantía	13,867	17,832
Otros	-	9,661
	$ 294,447	$ 307,766

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

9. PRÉSTAMOS BANCARIOS Y DEUDA A LARGO PLAZO

Los préstamos bancarios y la deuda a largo plazo se analizan como sigue:

	2000	2001
Crédito sindicado en dólares americanos con vencimientos en febrero de 2003 y 2004. Causa interés pagaderos mensual o trimestralmente a la tasa Libor más 1.25% a 2.875% (Libor más 1.75% al 31 de diciembre de 2001)........	$ -	$ 3,668,000
Emisión de Eurobonos en dólares americanos con vencimiento en octubre de 2007 e intereses pagaderos semestralmente del 7.625% anual........	2,409,840	2,292,500
Préstamo bancario en dólares americanos con intereses mensuales o trimestrales a la tasa Libor mas 3.25% anual....	1,927,872	-
Préstamo bancario en dólares americanos amparados con líneas de crédito revolventes. Las disposiciones causan intereses mensuales a la tasa Libor mas 1.35% a 1.75% anual........	647,765	-
Préstamo bancario en dólares americanos amparado con una línea de crédito revolvente comprometida. Las disposiciones causan intereses mensual o trimestralmente a tasas variables (7.56% anual al 31 de diciembre de 2000)....	578,362	-
Préstamos a corto plazo revolventes en dólares americanos con intereses a tasas variables pagaderos mensualmente.......	531,611	-

9. PRÉSTAMOS BANCARIOS Y DEUDA A LARGO PLAZO (continúa)

	2000	2001
Préstamo bancario en dólares americanos amparado con una línea de crédito. Las disposiciones causan intereses pagaderos trimestralmente a la tasa Prime (9.5% al 31 de diciembre de 2000) o Libor mas un incremento entre 0.21% a 0.60% (6.94% al 31 de diciembre de 2000)........	347,017	-
Préstamos en dólares americanos con intereses pagaderos trimestralmente entre 3.80 % y 7.96 % anual y vencimientos anuales entre 2002 y 2009.	313,868	294,623
Documentos por pagar en dólares americanos con intereses del 7.5% anual pagaderos trimestralmente........	173,597	-
Préstamo de corto plazo en dólares americanos con intereses a la tasa de Libor mas 4.5% y 5.5% para 2000, pagaderos mensual o semestralmente........	121,213	-
Préstamos en dólares americanos con intereses pagaderos trimestralmente del 8.38% al 8.44% anual........	81,422	-
Préstamos en dólares americanos con intereses pagaderos semestralmente a tasas variables........	6,728	-
Préstamo en bolívares de Venezuela con vencimientos en 2002 e intereses mensuales a tasas variables (16.61% anual al 31 de diciembre de 2001)........	5,006	278,100

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

	2000	2001
Préstamos en dólares americanos con vencimiento en septiembre de 2002 e intereses pagaderos mensualmente a la tasa de Libor más 1.25% anual	-	45,860
	7,144,301	6,579,083
Préstamos bancarios a corto plazo	(652,820)	(323,960)
Porción circulante de la deuda a largo plazo	(630,576)	(11,087)
Deuda a largo plazo	$ 5,860,905	$ 6,244,036

La Compañía tiene contratadas líneas de crédito comprometidas por $130 millones de dólares ($1,192,100 miles de pesos), los cuales en su totalidad están disponibles al 31 de diciembre de 2001 y requieren el pago anual de una comisión del 0.05% al 0.25% de las cantidades no utilizadas.

El pago de dividendos puede verse restringido al incumplir ciertas razones financieras y otros requisitos de algunos contratos de financiamiento. Al 31 de diciembre de 2001, la Compañía está en cumplimiento con las razones financieras y otros requisitos.

Al 31 de diciembre de 2001, los vencimientos anuales de la deuda a largo plazo son los siguientes:

Año	*Importe*
2003	$ 927,445
2004	2,774,649
2005	12,214
2006	13,205
2007 en adelante	2,516,523
	$ 6,244,036

La Compañía celebró contratos de cobertura de tasa de interés relacionada con la deuda a largo plazo que vence en 2007, ver Nota 17.

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

10. PRIMA DE ANTIGÜEDAD Y PLAN DE AHORRO

La prima de antigüedad a que tienen derecho los trabajadores al retiro es determinada por actuarios independientes basándose principalmente en los años de servicio, edad y remuneración de los trabajadores. La Compañía tiene constituidos fideicomisos irrevocables a favor de los trabajadores a los que aporta recursos para hacer frente a esta obligación.

Los componentes del costo neto por prima de antigüedad por los años terminados el 31 de diciembre de 1999, 2000 y 2001, consisten en lo siguiente:

	1999	2000	2001
Costo laboral	$ 2,642	$ 2,396	$ 2,640
Costo financiero	581	594	696
Rendimiento del fondo	(754)	(1,589)	(1,657)
Ajuste por reorganización	-	-	187
Pérdida en finiquitos	-	-	237
Amortización neta	(1,577)	1,179	1,139
Costo neto del año	$ 892	$ 2,580	$ 3,242

A continuación se muestra la situación del plan:

	2000	2001
Valor presente de la obligación acumulada por:		
Beneficios adquiridos	$ (6,459)	$ (7,647)
Beneficios futuros	(6,468)	(7,457)
Obligación acumulada	(12,927)	(15,104)
Exceso de la obligación por beneficios proyectados sobre la obligación acumulada	(4,121)	(5,907)
Obligación por beneficios proyectados	(17,048)	(21,011)
Activos del plan a valor de mercado (fondos en fideicomiso)	14,167	16,366
Insuficiencia de los activos del plan sobre la obligación por beneficios proyectados	(2,881)	(4,645)
Partidas pendientes de amortizar en 17 años:		
Variaciones en supuestos y ajustes por experiencia	(77)	1,425
Pasivo neto de transición	750	(192)
Costo de servicios pasados	(16)	(286)
Ajuste requerido para reconocer el pasivo mínimo requerido	(1,616)	(1,129)
Pasivo neto proyectado	$ (3,840)	$ (4,827)

El movimiento anual de la obligación por beneficios proyectados y de los activos del plan (fondos en fideicomiso), se resume como sigue:

	2000	2001
Obligación por beneficios proyectados al inicio del año	$ 15,606	$ 17,048
Efecto de la inflación en el saldo inicial	906	300
Costo laboral	2,396	2,640
Costo financiero	594	696
Beneficios pagados	(3,307)	248
Pérdida actuarial	853	79
Obligación por beneficios proyectados al final del año	$ 17,048	$ 21,011

10. **PRIMA DE ANTIGÜEDAD Y PLAN DE AHORRO (continúa)**

	2000	2001
Valor de mercado de los activos del plan al inicio del año	$ 15,187	$ 14,167
Efecto de la inflación en el saldo inicial	698	294
Rendimientos del fondo	1,589	1,657
Beneficios pagados	(3,307)	248
Valor de mercado de los activos del plan al final del año	$ 14,167	$ 16,366

Los principales supuestos (tasa promedio ponderada neta de inflación esperada) utilizados para determinar el costo de la prima de antigüedad fueron los siguientes:

	Por el año terminado el 31 de diciembre de,		
	1999	2000	2001
Tasa de descuento	4.0%	4.0%	4.0%
Tasa de incremento futuro en niveles de compensación	2.0%	2.0%	2.0%
Tasa de rendimiento esperado de los activos del plan	5.0%	5.0%	5.0%

En los Estados Unidos de América, la Compañía tiene planes de ahorro e inversión que incorporan contribuciones de empleados en forma voluntaria 401(K) y contribuciones de las subsidiarias de ese país. En los años 1999, 2000 y 2001, el total de gastos derivados de este plan asciende a $1,918, $2,098 y $2,212 miles de dólares, respectivamente ($17,588,$19,239 y $20,284 miles de pesos, respectivamente).

En Venezuela, la Compañía registra un pasivo para las indemnizaciones por antigüedad y por despidos injustificados que señala la Ley Orgánica del Trabajo y que se considera un derecho adquirido por los trabajadores, el cual asciende a $13,642 y $15,958 al 31 de diciembre de 2000 y 2001, respectivamente.

En Centroamérica las compensaciones que se van acumulando a favor de los empleados según el tiempo de servicio, de acuerdo con las disposiciones de la legislación laboral de Costa Rica, Nicaragua, El Salvador, Honduras y Guatemala, pueden llegar a serles pagadas en caso de muerte, jubilación o despido sin causa justificada. La Compañía registra una provisión de un 10% sobre los salarios pagados. El pasivo por este concepto asciende a $5,733 y $7,964 al 31 de diciembre de 2000 y 2001, respectivamente.

11. **CONTINGENCIAS Y COMPROMISOS**

En México, la Secretaría de Hacienda y Crédito Público ha observado ciertas deducciones cuyo efecto en el impuesto sobre la renta de años anteriores asciende a $ 32,002 más la actualización, multas y recargos correspondientes. En opinión de la Compañía, no se espera que la resolución de estas demandas tenga un efecto adverso significativo en su situación financiera y resultados de operación.

La Compañía celebró contratos de venta y arrendamiento de varios equipos de producción localizados en sus plantas en los Estados Unidos de América, en los que tiene opción de compra de esos equipos al término de los contratos y una opción de compra en forma anticipada que le permite adquirir los equipos a su valor de mercado aproximadamente al 75% del valor establecido en el contrato. Los contratos relativos se registran como arrendamiento operativo.

Al 31 de diciembre de 2001, la Compañía tiene compromisos derivados de contratos de arrendamiento a largo plazo de instalaciones y equipo hasta el año 2011. Las rentas futuras mínimas anuales ascienden a U.S. $115,446 ($1,058,640), y son como sigue:

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

11. CONTINGENCIAS Y COMPROMISOS (continúa)

Año	Dólares americanos (miles)					
	Instalaciones		Equipo		Total	
2002	U.S.$	8,442	U.S.$	22,146	U.S.$	30,588
2003		6,907		18,347		25,254
2004		5,081		12,107		17,188
2005		3,413		11,911		15,324
2006		2,774		5,445		8,219
2007 en adelante		5,387		13,486		18,873
	U.S.$	32,004	U.S.$	83,442	U.S.$	115,446
	$	293,477	$	765,163	$	1,058,640

Los gastos por renta fueron de aproximadamente $380,084, $414,067 y $355,515 en los años terminados el 31 de diciembre de 1999, 2000 y 2001, respectivamente

Al 31 de diciembre de 2001, en los Estados Unidos de América, la Compañía tiene compromisos para comprar grano y otras materias primas por aproximadamente $73,531 miles de dólares americanos ($674,279 miles de pesos), que serán entregados durante 2002.

Al 31 de diciembre de 2001, la Compañía tiene compromisos para comprar maquinaria y equipo por aproximadamente $2,516 miles de dólares americanos ($23,072 miles de pesos).

La Compañía tiene inversiones temporales restringidas por $6,363 y $2,586 al 31 de diciembre de 2000 y 2001, respectivamente, las cuales incluyen fondos remanentes de la emisión de bonos industriales exentos de impuestos en los Estados Unidos de América por $1,559 y $1,128 respectivamente ($170 y $123 miles de dólares americanos) que están disponibles para cubrir los intereses de los saldos de estos.

En septiembre de 2000, en los Estados Unidos de América, la Compañía tuvo conocimiento de que algunos de sus productos elaborados con maíz amarillo contenían un organismo modificado genéticamente, denominado Starlink, el cual no está aprobado para consumo humano por las agencias gubernamentales de ese país. Por este motivo, la Compañía tomó la decisión de efectuar voluntariamente el retiro del mercado de todos sus productos elaborados con maíz amarillo y suspender la producción de los mismos. Derivado del retiro de los productos, la Compañía incurrió en costos relacionados con inventarios de materia prima y productos terminados que no serán ofrecidos para venta, devoluciones de ventas a crédito de estos productos o intercambio por productos elaborados con maíz blanco, material de empaque no utilizable, honorarios de pruebas de laboratorio y honorarios legales y de consultoría. Al 31 de diciembre de 2000, la estimación de estos costos recuperables se incluyen en cuentas por cobrar por un monto aproximado de $209,501 ($21,734 miles de dólares). Estos costos fueron recuperados en su totalidad durante 2001.

Adicionalmente, durante 2001 la Compañía recuperó de terceros, $60,687 ($6,618 miles de dólares) por las pérdidas incurridas en ventas y márgenes de operación, los cuales se registraron en otros productos, neto (Nota 13).

Como resultado de la posible contaminación de Starlink, se han interpuesto demandas contra la Compañía, en las cuales los demandantes reclaman daños por consumir productos elaborados con maíz amarillo que se supone contiene Starlink. Terceros se han hecho cargo de estas demandas así como de cualquier gasto que se derive. Asimismo, la Compañía esta involucrada en demandas interpuestas por una de las principales cadenas de restaurantes en los Estados Unidos y de ciertos franquisitarios, los cuales reclaman pérdidas de ventas como resultado de la contaminación de Starlink. Actualmente no hay algún efecto significativo en la situación financiera y resultados de operación como resultado de esto, adicionalmente la aseguradora con la cual la Compañía tiene contratadas coberturas contra este tipo de riesgos, asumió la defensa de estas demandas.

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

11. CONTINGENCIAS Y COMPROMISOS (continúa)

La compañía está involucrada en demandas por supuestas prácticas monopólicas, de las cuales no se espera que su resolución tenga un efecto adverso significativo en su situación financiera y resultados de operación.

Adicionalmente a lo anterior, la Compañía está involucrada en ciertas demandas no resueltas que surgen en el curso ordinario del negocio. En opinión de la Compañía, no se espera que la resolución de estas demandas tengan un efecto adverso significativo en su situación financiera y resultados de operación.

12. CAPITAL CONTABLE

A) CAPITAL SOCIAL
Al 31 de diciembre de 2001, el capital social de la Compañía está representado por 441,725,086 acciones nominativas comunes Serie "B", sin expresión de valor nominal, correspondientes a la porción fija sin derecho a retiro totalmente suscritas y pagadas y 10,824,866 acciones en tesorería (438,776,086 acciones suscritas y pagadas y 13,773,866 acciones en tesorería al 31 de diciembre de 2000).

B) PLAN DE OPCION DE COMPRA DE ACCIONES PARA EJECUTIVOS
Gruma, S.A. de C.V. ha establecido, a través de un fideicomiso irrevocable, un "Plan de Opción de Compra de Acciones para Ejecutivos", destinando hasta la fecha 8,039,219 acciones representativas del capital social, las cuales están suscritas y pagadas; bajo este plan las acciones son otorgadas a los ejecutivos, con derecho a los dividendos de las acciones durante la vigencia del plan, el cual comprende hasta seis años a partir de la fecha de ingreso.

Al 31 de diciembre de 2001, la Compañía tiene otorgadas 1,144,564 acciones Serie "B" bajo este plan, cuyos contratos culminan el 31 de diciembre de 2003.

Durante el periodo de este plan, la Compañía reconoce como gasto, por el método de línea recta, el valor de mercado de las acciones en la fecha de su asignación. El monto reconocido como gasto en los resultados de los años terminados el 31 de diciembre de 1999, 2000 y 2001, asciende a $8,968, $3,349 y $4,984, respectivamente.

C) UTILIDADES RETENIDAS
La utilidad neta del año está sujeta a la separación de un 5% para incrementar la reserva legal, incluida en utilidades retenidas, hasta que ésta sea igual a la quinta parte del capital social pagado.

El pago de dividendos contra utilidades acumuladas que no hayan sido previamente gravadas, causará un impuesto a cargo de la Compañía equivalente al 53.85% del dividendo pagado. El impuesto pagado puede acreditarse contra el impuesto sobre la renta de los siguientes tres años. A partir de 2002 los dividendos pagados no estarán sujetos a retención alguna si el monto de los dividendos no excede el saldo de la cuenta de utilidad fiscal neta.

D) RECOMPRA DE ACCIONES PROPIAS
La Asamblea de Accionistas autorizó crear una reserva para adquisición de acciones propias por $650,000. No podrán adquirirse acciones propias que excedan dicha reserva o el 5% de acciones del capital social. Al 31 de diciembre de 2001, la Compañía ha efectuado compras netas por 10,824,866 acciones propias con valor de mercado de esa fecha de $88,980.

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

12. CAPITAL CONTABLE (continúa)

La Compañia lleva a cabo operaciones con acciones de su propio capital como sigue:

- La Compañía realizó operaciones de intercambio de flujos de dinero conocida como Swaps con una institución financiera en México, sobre 8,500,700 acciones propias con un importe total de $5,629 miles de dólares americanos. La Compañía está obligada a pagar en la fecha de vencimiento un interés entre el 6.61125% a 6.75% sobre el importe total en la fecha de contratación. Los contratos vencen el 25 de septiembre de 2002, fecha en la que la Compañía tiene la opción de recomprar las acciones al precio de mercado en esa fecha. Al vencimiento de los contratos la Compañía pagará o recibirá la diferencia del valor de las acciones según el precio pactado y el precio de mercado, el que fuera mayor.

- En diciembre de 2001, la Compañía celebró un contrato de opciones del tipo compra ("Call") con una institución financiera en Europa, sobre 7,650,000 acciones propias con un importe total de $6,890 miles de dólares americanos, el cual vence en diciembre de 2002, fecha en la que la Compañía tiene el derecho de recomprar las acciones a un precio nominal.

E) CONVERSION DE ENTIDADES EXTRANJERAS

El rubro de "Conversión de Entidades Extranjeras" se integra como sigue:

	2000	2001
Efecto acumulado por la conversión de la inversión neta de apertura en subsidiarias extranjeras	$ 388,451	$ 202,649
Efecto por la conversión de las cuentas de capital al tipo de cambio del cierre del año	(147,299)	(681,978)
Diferencias cambiarias derivadas de financiamientos en moneda extranjera registrados como cobertura natural para las inversiones en subsidiarias extranjeras	(46,356)	132,576
	$ 194,796	$ (346,753)

F) EFECTOS DE LA INFLACION

Al 31 de diciembre de 2001, el capital contable mayoritario se integra como sigue:

	Nominal	Actualización	ITEM 2. Total
Capital social	$ 4,237,321	$ 5,530,058	$ 9,767,379
Prima en venta de acciones	1,235,400	1,751,839	2,987,239
Insuficiencia en la actualización del capital	-	(10,373,501)	(10,373,501)
Efecto acumulado por cambio contable para registro del impuesto sobre la renta y participación de utilidades al personal diferidos	(163,290)	(12,181)	(175,471)
Utilidades retenidas de años anteriores	2,187,456	4,628,525	6,815,981
Utilidad neta del año	308,855	3,898	312,753
Conversión de entidades extranjeras	(356,267)	9,514	(346,753)
	$ 7,449,475	$ 1,538,152	$ 8,987,627

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

G) VALOR FISCAL DEL CAPITAL SOCIAL Y UTILIDADES RETENIDAS

Al 31 de diciembre de 2001, los valores fiscales actualizados del capital social y de las utilidades retenidas ascienden a $ 8,115,811 y $ 41,610, respectivamente.

13. OTROS (GASTOS) Y PRODUCTOS, NETO

Otros (gastos) y productos, neto se analiza como sigue:

	Por el año terminado el 31 de diciembre de,		
	1999	2000	2001
Gastos de implementación de software.................	$ (88,397)	$ (33,554)	$ (5,099)
Gastos de reorganización	(17,519)	(45,387)	(3,285)
Amortización de excesos, neto..............................	28,518	283,830	304,288
Amortización de otros diferidos.............................	(125,513)	(68,326)	(71,241)
Cancelación de maquinaria (Nota 6).......................	-	(41,976)	-
Cancelación de gastos preoperativos (Nota 7)........	-	(22,370)	(20,706)
Pérdida de valor en activos que están fuera de operación..	-	(1,777)	(14,000)
Pérdida neta en el cierre de las operaciones del pan	-	-	(187,767)
Recuperación de gastos por retiro voluntario de producto (Nota 11)..	-	-	60,687
Otros	31,500	(34,474)	2,507
	$ (171,411)	$ 35,966	$ 65,384

Durante 1999, 2000 y 2001 la Compañía registró gastos de reorganización, los que incluyen indemnizaciones al personal, gastos varios por cierres de plantas y gastos de relocalización de ciertas plantas de tortilla en los Estados Unidos de América. Adicionalmente, la Compañía ha registrado los honorarios de consultores externos relativos a la reorganización del corporativo.

Durante 2001, la Compañía reconoció un importe de $20,706 por concepto de estimación de baja de valor de ciertos excesos sobre el valor en libros de subsidiarias adquiridas.

La pérdida neta por el cierre de las operaciones del pan incluye provisiones por $32,288 para indemnizaciones, terminación de contratos, pérdidas en el valor de activos fijos y otros, principalmente.

14. IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC) Y PARTICIPACION DE UTILIDADES AL PERSONAL (PTU)

A) RÉGIMEN DE ISR E IMPAC

En México, Gruma está autorizada a presentar declaraciones anuales consolidadas de ISR e IMPAC, que consisten principalmente en determinar el impuesto anual incluyendo el de la Compañía y a todas las subsidiarias mexicanas controladas. La aplicación de este régimen tiene el efecto de diferir el pago de ISR causado por aproximadamente $93,953, $109,752 y $81,323, que reduce la provisión del ISR causado para los años terminados el 31 de diciembre de 1999, 2000 y 2001 en estas cantidades, respectivamente. El régimen de consolidación fiscal limita la consolidación al 60% de la participación accionaria en las subsidiarias.

De acuerdo con la legislación fiscal vigente, las empresas mexicanas deben pagar el impuesto que resulte mayor entre el ISR e IMPAC. El IMPAC es determinado aplicando el 1.8% sobre el valor

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

promedio de los activos de las subsidiarias mexicanas de la Compañía, menos ciertos pasivos. Los pagos de IMPAC, son recuperables contra el exceso de ISR sobre IMPAC de los tres años anteriores y de los diez años subsecuentes.

Por los años terminados el 31 de diciembre de 1999, 2000 y 2001, el IMPAC causado asciende a $88,094, $84,134 y $134,537, respectivamente.

B) CONCILIACION ENTRE RESULTADOS CONTABLES Y FISCALES

Para los años terminados el 31 de diciembre de 1999, 2000 y 2001, la conciliación entre los importes a la tasa legal y la tasa efectiva de ISR se muestran a continuación:

	Por el año terminado el 31 de diciembre de,		
	1999	2000	2001
ISR con la tasa legal (35%)	$ 448	$ 130,176	$ 246,580
Diferencias en impuestos de subsidiarias extranjeras	(8,612)	(28,347)	(75,855)
Diferencias entre los valores contables y fiscales de:			
Compras de inventarios, costos de mano de obra y costos fijos contra costo de ventas	36,125	(6,665)	(3,289)
Gastos y productos financieros y efectos de inflación	135,984	53,837	29,821
Amortización de ingresos contables no fiscales	-	(68,642)	(72,318)
Dividendos cobrados del extranjero	-	-	158,567
Costos capitalizados que fueron deducidos fiscalmente	(57,018)	-	-
Provisiones de gastos que pudieran ser deducibles para efectos fiscales	11,725	1,466	(26,522)
Deducción fiscal de las contribuciones al fondo de investigación y desarrollo	(753)	-	-
Actualización de pérdidas fiscales	-	(66,644)	(238,475)
Impuesto al activo	94,663	-	-
Pérdidas de subsidiarias mexicanas no utilizadas para consolidación fiscal	154,346	73,689	246,220
Otros	(98,672)	(67,263)	(4,941)
ISR con la tasa efectiva (37% en 2001)	$ 268,236	$ 21,607	$ 259,788

En la Ley de Impuesto sobre la Renta que rige a partir de 2002, se considera una reducción en la tasa actual de impuesto del 35% al 32%. Esta reducción se hará en forma gradual a partir del 2003 hasta que la tasa legal sea 32% en 2005 (Nota 19).

Al 31 de diciembre de 2000 y 2001, la determinación del ISR y PTU diferidos y las principales diferencias que le dan origen, se resumen como sigue:

	2000	2001
Anticipos de clientes y provisiones de pasivo	$ 117,937	$ 101,812
Pérdidas fiscales por amortizar y otros créditos fiscales	901,145	743,481
Impuesto al activo por recuperar	589,524	618,624
Intangibles por operaciones entre compañías afiliadas	278,285	281,704

Otros	68,755	82,616
Impuesto diferido activo	1,955,646	1,828,237
Propiedades, planta y equipo, neto	1,551,047	1,564,105
Inventarios	381,277	356,173
Activos intangibles y otros	126,996	35,296
Inversión en asociación en participación y en acciones de asociadas	186,463	180,411
Impuesto diferido pasivo	$ 2,245,783	$ 2,135,985
Pasivo neto por ISR diferido	$ (290,137)	$ (307,748)

C) PERDIDAS FISCALES POR AMORTIZAR E IMPAC POR RECUPERAR

Al 31 de diciembre de 2001, la Compañía tiene, en México, pérdidas fiscales consolidadas por amortizar que ascienden aproximadamente a $1,245,906, las cuales podrán reducir las utilidades gravables para ISR de los años siguientes, e IMPAC por $667,637 que puede ser recuperado, en la medida que la Compañía cause ISR en exceso del IMPAC, integrados como sigue:

Año de caducidad	Pérdidas fiscales por amortizar	IMPAC por recuperar
2003	$ -	$ 27,393
2004	309,344	33,845
2005	541,480	27,269
2006	-	27,269
2007 hasta 2012	395,082	551,861
	$ 1,245,906	$ 667,637

Al 31 de diciembre de 2001, algunas subsidiarias del extranjero tienen pérdidas fiscales por amortizar por aproximadamente $51,341 (1,912 millones de colones) las cuales expiran en los años 2002 a 2003; $253,561 ($20,955 millones de bolívares), las cuales vencen en el año 2002.

D) PARTICIPACION DE UTILIDADES AL PERSONAL (PTU)

En México, la PTU se determina individualmente para cada subsidiaria (no consolidado) aplicando el 10% sobre la utilidad gravable determinada con bases similares a las del ISR, excepto que no se consideran los efectos de la inflación (componente inflacionario), el gasto por depreciación y amortización se determina en base al costo de adquisición histórico y las utilidades y pérdidas cambiarias se consideran en función a su exigibilidad.

15. MONEDAS EXTRANJERAS

A) DIFERENCIAS CAMBIARIAS

Por los años terminados al 31 de diciembre de 1999, 2000 y 2001, las fluctuaciones cambiarias de los activos y pasivos monetarios fueron aplicadas contablemente como sigue:

	1999	2000	2001
Diferencias cambiarias provenientes de financiamientos en moneda extranjera registradas como cobertura económica de la inversión neta de subsidiarias extranjeras, aplicadas directamente al capital contable			

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

	1999	2000	2001
como un efecto por conversión	$ 133,299	$ (46,356)	$ 132,576
Diferencias cambiarias derivadas de operaciones en moneda extranjera aplicadas a los resultados	85,613	(57,898)	94,172
	$ 218,912	$ (104,254)	$ 226,748

15. MONEDAS EXTRANJERAS (continúa)

B) POSICION MONETARIA

Al 31 de diciembre de 2000 y 2001, los activos y pasivos monetarios denominados y pagaderos en dólares americanos, se resumen a continuación:

	Dólares americanos (miles)			
	2000		2001	
En empresas ubicadas en México:				
Activos	U.S.$	11,538	U.S.$	13,989
Pasivos		(689,002)		(652,873)
	U.S.$	(677,464)	U.S.$	(638,884)
En empresas ubicadas en el extranjero:				
Activos	U.S.$	179,986	U.S.$	162,386
Pasivos		(280,290)		(267,692)
	U.S.$	(100,304)	U.S.$	(105,306)

Al 31 de diciembre de 2000 y 2001, para valuar en pesos los activos y pasivos anteriores se utilizaron los tipos de cambio de $9.60 y $9.17 pesos por dólar americano, respectivamente. Al 15 de marzo de 2002, fecha de emisión de los estados financieros, el tipo de cambio por dólar es de $9.12.

Por los años terminados el 31 de diciembre de 1999, 2000 y 2001, las principales operaciones efectuadas por las subsidiarias mexicanas en dólares americanos son:

	Dólares americanos (miles)					
	1999		2000		2001	
Compras de maíz y otros inventarios	U.S.$	68,906	U.S.$	103,714	U.S.$	104,117
Intereses pagados		2,900		58,621		52,162
Adquisiciones de planta y equipo		215		76		88
Servicios		109		292		194
	U.S.$	72,130	U.S.$	162,703	U.S.$	156,561

Los activos incluidos en propiedades, planta y equipo en monedas extranjeras, son como sigue:

	2000	2001

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001
(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)
(Notas 1 y 2)

	Moneda extranjera (miles)	Tipo de cambio de cierre	Moneda extranjera (miles)	Tipo de cambio de cierre
Dólares americanos	441,788	9.60	450,161	9.17
Francos suizos	11,901	5.93	26,266	5.52
Marcos alemanes	31,616	4.57	32,668	4.18
Liras italianas	3,194,287	0.0046	3,227,844	0.0042
Pesetas españolas	659,062	0.0537	704,904	0.0491
Bolívares venezolanos	98,436,666	0.0137	103,761,830	0.0121
Colones costarricenses	31,204,172	0.0302	25,483,088	0.0272

16. INFORMACION POR SEGMENTO

Los segmentos a reportar por la Compañia son unidades estratégicas de negocio, las cuales ofrecen diferentes productos en distintas regiones geográficas. Estas unidades de negocios se administran en forma independiente ya que cada negocio requiere tecnología y estrategias de mercado distintas.

Los segmentos a reportar por la Compañia son:

- División de harina de maiz y tortilla empacada (Estados Unidos de América): produce y distribuye mas de 20 variedades de harina de maíz que se usan para producir y distribuir diferentes tipos de tortillas y frituras de maíz en los Estados Unidos de América y Europa. Las principales marcas son Maseca en harina de maíz y Mission y Guerrero en tortilla empacada.
- División de harina de maíz (México): su actividad consiste en la producción y comercialización de harina de maíz en México bajo la marca Maseca, la cual se utiliza principalmente en la preparación de tortillas y otros productos relacionados.
- División de harina de maíz y otros granos (Venezuela): se dedica principalmente al procesamiento y comercialización de granos para productos industriales y de consumo humano.
- División de tortilla empacada (México): produce y distribuye tortilla empacada.
- División de harina de trigo (México): su actividad es la producción y comercialización de harina de trigo en México.
- División de harina de maíz y productos relacionados (Centroamérica): produce, distribuye y vende harina de maiz, tortilla y frituras y cultiva y vende palmito.
- El renglón de "otros" está representado por la división de tecnología y equipo, la cual conduce la investigación, desarrollo y producción de equipo y maquinaria para la producción de harina de maíz y de tortilla, y la construcción de las plantas de producción de harina de maíz de la Compañía.
- El renglón de "otras partidas en conciliación" incluye los gastos corporativos y las eliminaciones de operaciones entre compañías.

Durante 2001, la Compañía decidió dar por terminadas sus operaciones de pan en México y Centroamérica.

Los precios de venta entre segmentos se determinan en base a precios de mercado. La Compañia evalúa el desempeño en función del resultado de operación de cada unidad de negocio.

Un resumen de los principales datos de la información financiera para cada segmento se muestra a continuación.

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001 (Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001) (Notas 1 y 2)

16. INFORMACION POR SEGMENTO (continúa)

Información por segmento al 31 de diciembre de 1999 y por el año terminado en esa fecha:

Segmentos	Ventas netas a clientes externos	Ventas netas entre compañías	Utilidad de operación	Depreciación y amortización
Harina de maíz y tortilla empacada (Estados Unidos de América)............	$ 7,301,129	$ 59,150	$ 477,548	$ 269,155
Harina de maíz (México)................	5,509,678	69,111	417,781	263,947
Harina de maíz y otros granos (Venezuela)..	1,336,826	-	24,789	102,958
Pan y tortilla empacada (México).........	251,558	-	(274,079)	56,447
Harina de trigo (México).....................	1,131,748	-	7,686	37,555
Harina de maíz y productos relacionados (Centroamérica)............	994,932	-	11,935	164,820
Otros..	8,754	768,956	8,865	12,049
Otras partidas en conciliación.............	178,673	(899,009)	(288,617)	76,781
Total	$ 16,713,298	$ -	$ 385,908	$ 983,712

Segmentos	Activos Totales	Pasivos totales	Inversión en activos fijos
Harina de maíz y tortilla empacada (Estados Unidos de América)................	$ 6,653,977	$ 2,120,438	$ 771,109
Harina de maíz (México)....................	7,008,958	861,360	149,508
Harina de maíz y otros granos (Venezuela)..	2,127,191	464,809	565,674
Pan y tortilla empacada (México).........	1,368,242	164,430	168,515
Harina de trigo (México)......................	1,758,935	446,994	144,300
Harina de maíz y productos relacionados (Centroamérica)..............	1,395,600	350,253	272,540
Otros...	1,239,709	113,161	(19,577)
Otras partidas en conciliación................	875,121	5,206,917	553,703
Total	$ 22,427,733	$ 9,728,362	$ 2,605,772

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

16. INFORMACION POR SEGMENTO (continúa)

Información por segmento al 31 de diciembre de 2000 y por el año terminado en esa fecha:

Segmentos	Ventas netas a clientes externos	Ventas netas entre compañías	Utilidad de operación	Depreciación y amortización
Harina de maíz y tortilla empacada (Estados Unidos de América)............	$ 7,841,210	$ 87	$ 408,279	$ 327,085
Harina de maíz (México)..............	4,950,667	36,200	548,129	262,459
Harina de maíz y otros granos (Venezuela)......................................	2,797,923	-	272,718	64,219
Pan y tortilla empacada (México)......	360,529	24,942	(285,944)	130,711
Harina de trigo (México).................	1,409,175	19,537	(41,030)	63,522
Harina de maíz y productos relacionados (Centroamérica)..........	1,063,476	-	28,462	41,554
Otros..............	32,160	526,277	(21,603)	10,270
Otras partidas en conciliación............	(181,480)	(607,043)	(92,347)	(148,045)
Total	$ 18,273,660	$ -	$ 816,664	$ 751,775

Segmentos	Activos totales	Pasivos totales	Inversión en activos fijos
Harina de maíz y tortilla empacada (Estados Unidos de América)...........................	$ 6,985,450	$ 2,148,950	$ 604,606
Harina de maíz (México).........................	7,058,176	1,530,174	45,148
Harina de maíz y otros granos (Venezuela)......	2,937,569	783,378	12,609
Pan y tortilla empacada (México)....................	1,220,857	404,285	(2,800)
Harina de trigo (México)................................	1,993,624	331,668	340,697
Harina de maíz y productos relacionados (Centroamérica)..	1,354,278	238,479	202,837
Otros..............	529,654	107,255	(25,696)
Otras partidas en conciliación.........................	(254,984)	4,463,401	323,175
Total	$ 21,824,624	$ 10,007,590	$ 1,500,576

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001
(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)
(Notas 1 y 2)

16. INFORMACION POR SEGMENTO (continúa)

Información por segmento al 31 de diciembre de 2001 y por el año terminado en esa fecha:

Segmentos	Ventas netas a clientes externos	Ventas netas entre compañías	Utilidad de operación	Depreciación y amortización
Harina de maíz y tortilla empacada (Estados Unidos de América)............	$ 7,749,213	$ -	$ 526,516	$ 487,508
Harina de maíz (México)................	4,646,468	33,517	528,182	247,357
Harina de maíz y otros granos (Venezuela)...	2,472,781	-	189,342	70,184
Pan y tortilla empacada (México)........	347,155	32,296	(215,697)	79,998
Harina de trigo (México)....................	1,437,758	26,109	12,746	56,576
Harina de maíz y productos relacionados (Centroamérica)............	1,053,898	-	(7,159)	81,352
Otros...	91,839	339,172	(12,833)	8,130
Otras partidas en conciliación..............	21,072	(431,094)	(101,854)	(250,806)
Total	$ 17,820,184	$ -	$ 919,243	$ 780,299

Segmentos	Activos Totales	Pasivos totales	Inversión en activos fijos
Harina de maíz y tortilla empacada (Estados Unidos de América)...............	$ 6,615,000	$ 1,825,123	$ 386,305
Harina de maíz (México)....................	6,383,146	1,322,634	3,538
Harina de maíz y otros granos (Venezuela)..	2,550,493	812,546	73,588
Pan y tortilla empacada (México)..........	703,665	93,054	23,204
Harina de trigo (México).......................	1,822,555	195,932	17,510
Harina de maíz y productos relacionados (Centroamérica)..............	1,032,581	153,043	75,816
Otros..	490,122	78,762	(13,434)
Otras partidas en conciliación...............	1,017,700	4,677,633	83,697
Total	$ 20,615,262	$ 9,158,727	$ 650,224

A continuación se presenta el detalle de otras partidas en conciliación de la utilidad de operación:

Otras partidas en conciliación	1999	2000	2001
Gastos corporativos..	$ (342,463)	$ (121,340)	$ (106,991)
Eliminaciones de operaciones entre compañías......................	53,846	28,993	5,137
	$ (288,617)	$ (92,347)	$ (101,854)

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001
(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)
(Notas 1 y 2)

16. INFORMACION POR SEGMENTO (continúa)

Adicionalmente se presenta la información por segmento geográfico:

	1999	%	2000	%	2001	%
VENTAS NETAS:						
Estados Unidos	$ 7,890,826	47	$ 8,136,372	45	$ 7,814,475	44
Mexico	6,490,927	37	6,275,889	34	6,456,741	36
Venezuela	1,336,446	8	2,797,923	15	2,495,070	14
Centroamérica	995,099	6	1,063,476	6	1,053,898	6
	$ 16,713,298	100	$ 18,273,660	100	$ 17,820,184	100
ACTIVOS IDENTIFICABLES:						
Estados Unidos	$ 6,688,664	31	$ 7,007,016	32	$ 6,615,000	32
Mexico	12,101,070	53	10,525,761	48	10,417,188	51
Venezuela	2,127,191	9	2,937,569	14	2,550,493	12
Centroamérica	1,510,808	7	1,354,278	6	1,032,581	5
	$ 22,427,733	100	$ 21,824,624	100	$ 20,615,262	100
INVERSION EN ACTIVO FIJO:						
Estados Unidos	$ 771,109	29	$ 604,606	40	$ 386,305	59
Mexico	996,449	38	680,524	45	114,515	18
Venezuela	565,674	22	12,609	1	73,588	11
Centroamérica	272,540	11	202,837	14	75,816	12
	$ 2,605,772	100	$ 1,500,576	100	$ 650,224	100

17. INSTRUMENTOS FINANCIEROS

A) VALOR DE INSTRUMENTOS FINANCIEROS

El importe de efectivo e inversiones temporales, cuentas y documentos por cobrar e impuestos por recuperar, proveedores, préstamos bancarios a corto plazo, porción circulante de la deuda a largo plazo y pasivos acumulados y otras cuentas por pagar se aproximan a su valor razonable debido a lo corto de su fecha de vencimiento. Así mismo, el valor neto en libros de las cuentas y documentos por cobrar e impuestos por recuperar representa el flujo esperado de efectivo.

El valor de mercado estimado de los instrumentos financieros de la Compañía se presenta a continuación:

	Valor en libros	Valor de Mercado
Al 31 de diciembre de 2000:		
Pasivos: Eurobonos en dólares americanos con intereses del 7.625 % anual	$ 2,409,840	$ 2,300,433
Capital contable: operación de swap	36,329	35,980

	Valor en libros	Valor de Mercado
Al 31 de diciembre de 2001:		

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

Pasivos: Eurobonos en dólares americanos con intereses del 7.625 % anual..........	$	2,292,500	$	2,235,417
Capital contable: operación de Swap..........		52,794		71,950
Capital contable: opción Call..........		63,181		62,770

17. INSTRUMENTOS FINANCIEROS (continúa)

Los valores de mercado anteriores fueron determinados por la Compañía de la siguiente manera:

- El valor de mercado de la deuda se estima en base a los precios de mercado cotizados para documentos similares o en base a las tasas de interés de deuda con vencimientos y términos similares vigentes en la Compañía.
- El valor de la operación de swap y del contrato de opción se estima en base al precio de la acción de la Compañía publicado en la Bolsa Mexicana de Valores y a los términos establecidos en el contrato respectivo.
- El swap de intereses tiene un valor similar al de la deuda que se esta cubriendo.
- Los importes del resto de la deuda a largo plazo de la Compañía se aproximan a su valor de mercado.

B) COBERTURAS

Durante 2000 y 2001, la Compañía realizó operaciones de cobertura por fluctuaciónes en los precios del maíz, trigo y aceites, reconociéndose una pérdida de $23,887 y $14,626, la cual forma parte del saldo de inventarios.

La compañía ha celebrado contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación como es el gas, para reducir el riesgo creado por la fluctuación de los precios. Estos contratos son de corto plazo y no exceden las necesidades de producción del año.

La Compañía contrató una cobertura de tasa de interés relacionada con la deuda a largo plazo que vence en 2007 sobre la cual paga una tasa fija del 7.625% anual. Esta cobertura considera el riesgo en los cambios en el valor de mercado atribuibles a las variaciones de las tasas de interés, convirtiendo de pagos de interés fijos (7.625%) a variables (Libor más 2.035%). Adicionalmente, la Compañía celebró otro contrato bajo el cual recibe una tasa de interés fija de 5.1525% hasta 2004 y de 5.485% de 2004 a 2007 y paga la tasa Libor.

C) CONCENTRACION DE RIESGO

Los instrumentos financieros que potencialmente son sujetos a una concentración de riesgo son principalmente efectivo e inversiones temporales y cuentas por cobrar a clientes. La Compañía deposita e invierte sus excedentes de efectivo en prestigiadas instituciones. La concentración de riesgo crediticio respecto a cuentas por cobrar es limitada, ya que la Compañía vende sus productos a un amplio número de clientes, en diferentes localidades de México, Estados Unidos de América, Centro y Sudamérica. La Compañía mantiene reservas para posibles pérdidas en la recuperación de cuentas por cobrar.

18. TRANSACCIONES CON PARTES RELACIONADAS

La Compañía es dueña del 11.1070% de las acciones del GFNorte, institución financiera mexicana. Dentro del curso normal del negocio, la Compañía obtiene financiamientos a largo plazo de subsidiarias de GFNorte, a las tasas y términos vigentes en el mercado. El importe mayor dispuesto durante 2001 fue de $40 millones de dólares a una tasa promedio de 7.57%. Los intereses pagados a dicha institución y sus subsidiarias por los años terminados el 31 de diciembre de 1999, 2000 y 2001 fueron $23,147, $3,361 y $5,199, respectivamente.

18. TRANSACCIONES CON PARTES RELACIONADAS (continúa)

Al 31 de diciembre de 2000 y 2001, la Compañía ha hecho préstamos a sus accionistas mayoritarios, los cuales generan intereses a tasas de mercado sin fecha de vencimiento. Al 31 de diciembre de 2000 y 2001, las cuentas por cobrar a corto plazo por estas operaciones ascienden a $102,667 y $151,828, respectivamente. A la fecha de la emisión de estos estados financieros, el saldo de estas cuentas por cobrar es de $40,062. Al 31 de diciembre de 2000 y 2001, la Compañía tiene registrados documentos por cobrar a largo plazo con sus accionistas por $35,849 y $24,932, los cuales generan intereses a tasas de mercado y a tasa Libor mas 4%, con vencimientos entre el 2003 y 2005.

Al 31 de diciembre de 2000 y 2001, la Compañía tiene cuentas por pagar a ADM incluidas en proveedores por $62,666 y $102,614, respectivamente. Adicionalmente, durante 1999, 2000 y 2001, la Compañía compró $62, $75 y $74 millones de dólares ($629,669, $723,125 y $680,168 de pesos) de ingredientes de inventario a ADM, respectivamente

19. CAMBIO DE TASA DE ISR – EVENTO SUBSECUENTE

En México, el 1 de enero de 2002, se promulgó la nueva Ley del Impuesto sobre la Renta con una reducción en la tasa de impuesto del 35% al 32%, reducción que se hará de forma gradual en los siguientes tres años.

De acuerdo con el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", en la determinación del impuesto diferido se debe aplicar la tasa que estará vigente al momento en que se estima que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

La Compañía estima que el efecto de la modificación en la tasa de impuesto sobre la renta ocasionará una reducción del pasivo por impuestos diferidos por un importe de $42,632, con crédito a los resultados del ejercicio 2002.

20. NUEVOS PRONUNCIAMIENTOS

En noviembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-9 "Pasivos, Provisiones, Activos y Pasivos Contingentes y Compromisos", el cual sustituye al Boletín C-9 "Pasivos" y al Boletín C-12 "Contingencias y Compromisos", la vigencia de las disposiciones contenidas en este Boletín inicia el 1 de enero de 2003, pero se recomienda su aplicación anticipada.

Este Boletín establece los lineamientos para la valuación, registro y revelación de los pasivos, provisiones, activos y pasivos contingentes y la revelación de compromisos. Este Boletín establece la incorporación detallada del tema de provisiones, el uso del valor presente, consideración de eventos futuros para su estimación, tratamiento contable de posibles reembolsos y cambios en la estimación del valor de las provisiones entre otras cosas, así como establece las reglas para el tratamiento contable para la redención de obligaciones, cuando ocurre anticipadamente o cuando se sustituye por una nueva emisión. La administración de la Compañía esta evaluando el efecto en sus estados financieros por la aplicación de este Boletín.

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001 (Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

En diciembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-8 "Activos Intangibles" definiendo estos como los costos incurridos, derecho o privilegios adquiridos que generen beneficios económicos futuros. Establece también las reglas para diferir los costos de investigación y desarrollo y los gastos preoperativos, así como las reglas para la amortización de los activos intangibles. La vigencia de las disposiciones contenidas en este Boletín inicia el 1 de enero de 2003, pero se recomienda su aplicación anticipada. La administración de la Compañía esta evaluando el efecto en sus estados financieros por la aplicación de este Boletín.

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS

Los estados financieros consolidados de la Compañía han sido preparados de conformidad con Principios Mexicanos, los cuales difieren en ciertos aspectos importantes con respecto a Principios Americanos. Los estados financieros consolidados bajo Principios Mexicanos incluyen los efectos de la inflación según lo establecido por el Boletín B-10 (ver Nota 2-D), incluyendo el Quinto Documento de Adecuaciones al Boletín B-10 y el Boletín B-15, mientras que los estados financieros preparados bajo Principios Americanos son presentados sobre la base del costo histórico. La conciliación a Principios Americanos incluye una partida conciliatoria por el efecto de aplicar las disposiciones establecidas por el Quinto Documento de Adecuaciones al Boletín B-10 y la actualización del Boletín B-15 a pesos de poder adquisitivo constante del 31 de diciembre de 2001, debido a que, como se describe más adelante, las disposiciones para el reconocimiento de la inflación bajo Principios Mexicanos no cumplen con los requerimientos de la Regulación S-X en lo referente al uso de una moneda de reporte consistente. Los ajustes por Principios Americanos fueron determinados utilizando los factores del INPC. La conciliación no incluye el ajuste por los otros efectos de la inflación requeridos por los Principios Mexicanos, ya que representan una medida integral de los efectos de cambios en el nivel de precios dentro de la economía inflacionaria de México y, como tal, es considerada una presentación más significativa que el reporte financiero basado en costos históricos, esto para propósitos contables mexicanos y americanos.

Las principales diferencias entre Principios Mexicanos y Americanos y su efecto en la utilidad neta consolidada y el capital contable consolidado se presentan a continuación, con una explicación de los ajustes.

Conciliación de la utilidad neta:

	Por el año terminado el 31 de diciembre de:		
	1999	2000	2001
1. **(Pérdida) utilidad neta mayoritaria reportada bajo Principios Mexicanos**	$ (301,969)	$ 233,828	$ 312,753
Ajustes por Principios Americanos:			
Gasto por depreciación (Ver C)	(26,780)	(48,208)	(51,796)
Gastos preoperativos y otros costos diferidos (Ver D)	(242,303)	100,035	32,010
Costo integral de financiamiento capitalizado (Ver E)	2,440	2,493	2,594
Transacción de venta y renta posterior (Ver F):			
Gasto por interés	(18,800)	(12,789)	(14,721)
Gasto por renta y depreciación, neto	10,902	7,250	7,635
Amortización del exceso del costo sobre el valor en libros (Ver G)	15,761	16,112	16,762
Impuesto diferido (Ver H)	150,790	10,146	(131,638)
Participación de los trabajadores en la utilidad diferida (Ver H)	(28,890)	(980)	(15)
Gastos por reorganización (Ver I)	(39,647)	-	-
Efecto de ajustes por Principios Americanos en asociada (Ver L)	(16,973)	(11,109)	(16,899)

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

Exceso del valor en libros sobre costo (Ver J):			
Amortización del exceso del valor en libros sobre el costo	(60,956)	(296,589)	(332,023)
Gasto por depreciación	17,510	35,069	34,926

21. **DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)**

	Por el año terminado el 31 de diciembre de:		
	1999	2000	2001
Ajuste a la pérdida neta en el cierre de las operaciones del pan (ver D)	-	-	307,362
Ganancia monetaria resultante de los ajustes por Principios Americanos	10,481	5,537	4,751
Efectos de la actualización del Boletín B-15 (Ver A)	(33,548)	1,644	-
Total ajustes por Principios Americanos	(260,013)	(191,389)	(141,052)
Interés minoritario (Ver B)	16,531	25,090	17,383
(Pérdida) utilidad neta bajo Principios Americanos	$ (545,451)	$ 67,529	$ 189,084
(Pérdida) utilidad por acción básica y diluida (en pesos)	$ (1.44)	$ 0.16	$ 0.44
Promedio ponderado de acciones en circulación (miles)	377,456	435,515	433,235

Conciliación del capital contable:

	Al 31 de diciembre de:	
	2000	2001
Capital contable reportado bajo Principios Mexicanos	$ 11,451,009	$ 11,355,578
Ajustes por Principios Americanos:		
Propiedad, planta y equipo (Ver C)	439,606	472,849
Gastos preoperativos y otros costos diferidos (Ver D)	(373,171)	(37,830)
Costo integral de financiamiento capitalizado (Ver E)	(19,949)	(18,158)
Transacción de venta y renta posterior (Ver F)	(31,888)	(39,522)
Exceso del costo sobre el valor en libros (Ver G)	(177,237)	(167,619)
Impuestos diferidos (Ver H)	75,761	(52,951)
Participación de los trabajadores en la utilidad diferida (Ver H)	1,943	1,920
Efecto de los ajustes por Principios Americanos en asociada (Ver L)	(123,797)	(140,191)
Exceso del valor en libros sobre el costo (Ver J)	(307,963)	(533,000)
Pérdida diferida en actividad de cobertura (Ver K)	-	(3,921)
Ajustes por Principios Americanos atribuibles al interés minoritario	(90,629)	(71,359)
Interés minoritario bajo Principios Mexicanos (Ver B)	(2,442,239)	(2,367,951)
Efectos de la actualización del Boletín B-15 (Ver A)	338,868	-
Total ajustes por Principios Americanos	(2,710,695)	(2,957,733)
Capital contable bajo Principios Americanos	$ 8,740,314	$ 8,397,845

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

A continuación se presenta un resumen del estado de variaciones en capital contable de la Compañía, con los saldos determinados bajo Principios Americanos por el año terminado el 31 de diciembre de 2001:

Saldo al 31 de diciembre de 2000	$	8,740,314
Compra neta de capital social		8,003
Plan de opción de compra para ejecutivos		(30,113)
Operación con acciones propias		(50,977)
Pérdida diferida en actividad de cobertura		(3,261)
Reconocimiento de los efectos de la inflación del año		103,247
Ajustes por conversión de moneda extranjera		(558,452)
Utilidad neta del año		189,084
Saldo al 31 de diciembre de 2001	$	8,397,845

A continuación se presenta un resumen del capital contable de la Compañía bajo Principios Americanos al 31 de diciembre de 2000 y 2001:

	2000	2001
Capital social	$ 9,800,953	$ 9,767,379
Prima en venta de acciones	2,946,364	2,987,239
Utilidades retenidas	5,698,200	5,806,896
Otras pérdidas integrales acumuladas	(9,705,203)	(10,163,669)
Capital contable bajo Principios Americanos	$ 8,740,314	$ 8,397,845

A) EFECTOS DE LA ACTUALIZACIÓN DEL BOLETÍN B-15

Como se revela en la Nota 2-C, la Compañía ha adoptado las disposiciones del Boletín B-15, con efecto a partir del 1 de enero de 1997. El Boletín B-15 permite la actualización de la información de años anteriores al periodo más reciente que se presenta, esto para propósitos de comparabilidad, sobre la base de un factor promedio ponderado de actualización que refleje los movimientos de la inflación relativa y las fluctuaciones cambiarias de los países en que la Compañía opera. Esta actualización del Boletín B-15 no cumple con el requerimiento de la Regulación S-X que señala que los estados financieros se expresen en la misma moneda para todos los periodos, debido a que los movimientos en los tipos de cambio de las monedas extranjeras son incluidos en el factor de actualización. Los ajustes por Principios Americanos a la utilidad neta y al capital contable reflejan la diferencia entre la actualización de los periodos anteriores, incluyendo los ajustes por Principios Americanos, a pesos constantes del 31 de diciembre de 2001, utilizando el INPC y el factor promedio ponderado de actualización. Ver Nota 21-Q para información financiera condensada, preparada bajo Principios Mexicanos y actualizada a pesos constantes del 31 de diciembre de 2001 mediante el INPC.

B) INTERÉS MINORITARIO

Bajo Principios Mexicanos, el interés minoritario en las subsidiarias consolidadas se presenta como un componente por separado dentro del capital contable en el estado de situación financiera consolidada. Bajo Principios Americanos, el interés minoritario se excluye del capital contable.

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

C) PROPIEDAD, PLANTA Y EQUIPO

La Compañía adoptó el Quinto Documento de Adecuaciones al Boletín B-10 con efecto a partir del 1 de enero de 1997. El Quinto Documento elimina el uso de los costos de reposición para propósitos de actualizar la propiedad, planta y equipo, y en su lugar, permite a las compañías la opción de utilizar un índice específico, el cual contempla los movimientos de la inflación y de los tipos de cambio, en la actualización de maquinaria y equipo y en el gasto por depreciación relacionado cuando dicha maquinaria y equipo es de procedencia extranjera. La Compañía ha elegido aplicar el índice específico a los activos fijos de procedencia extranjera para determinar los saldos actualizados bajo Principios Mexicanos. Bajo Principios Americanos, el uso del índice específico, el cual contempla los movimientos en los tipos de cambio, no cumple con el concepto del costo histórico y no presenta la información financiera en una moneda constante de reporte. El impacto en el valor en libros de los activos fijos al actualizar los activos fijos de procedencia extranjera utilizando el INPC para propósitos de los Principios Americanos incrementa el capital contable al 31 de diciembre de 2000 y 2001 en $478,060 y $534,704, respectivamente.

Bajo Principios Mexicanos, no es requerida la depreciación del equipo ocioso si se espera que el valor en libros sea recuperado. Bajo Principios Americanos, la depreciación de estos activos debe continuar y, por lo tanto, el ajuste a propiedad, planta y equipo disminuye el capital contable al 31 de diciembre de 2000 y 2001 por $38,454 y $61,855, respectivamente.

D) GASTOS PREOPERATIVOS Y OTROS COSTOS DIFERIDOS

Bajo Principios Mexicanos, los gastos preoperativos pueden ser capitalizados y amortizados por la Compañía en un periodo de tiempo estimado para la generación de los ingresos necesarios que permitan recuperar tales gastos. La Compañía ha definido 12 años como periodo máximo de amortización, basado en su experiencia previa. Bajo Principios Americanos, tales gastos deben considerarse como gastos del periodo.

Bajo Principios Mexicanos, los costos asociados con la investigación de nuevos proyectos y el desarrollo y promoción de marcas son capitalizados y amortizados en un periodo estimado para generar el ingreso necesario que permita recuperar tales gastos, dicho periodo fue estimado por la Compañía entre 5 y 20 años, dependiendo de la naturaleza del proyecto. Bajo Principios Americanos, dichos costos son cargados a resultados cuando se incurren.

Durante el 2001, como se revela en la Nota 13, la Compañía cerró sus operaciones de pan y realizó una pérdida de $187,767, la cual incluye la cancelación de gastos preoperativos. Bajo Principios Americanos, dichos gastos ya habían sido previamente cancelados.

Los ajustes por Principios Americanos de $373,171 y $37,830 disminuyen los activos intangibles presentados en el estado de situación financiera al 31 de diciembre de 2000 y 2001, respectivamente.

E) COSTO INTEGRAL DE FINANCIAMIENTO

Bajo Principios Mexicanos, el costo integral de financiamiento, incluyendo gasto por interés, ganancia o pérdida por fluctuación cambiaria y ganancias monetarias de la deuda relacionada con proyectos mayores de construcción, es capitalizado como parte de los activos durante el periodo de construcción. Bajo Principios Americanos, las ganancias y pérdidas por fluctuación cambiaria y por posición monetaria sobre los préstamos en dólares americanos o en otras monedas estables deben ser excluidos del interés capitalizado.

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

F) TRANSACCIÓN DE VENTA Y RENTA POSTERIOR

Bajo Principios Mexicanos, una transacción de venta y renta posterior que involucre bienes raíces se reconoce por medio de los criterios generales establecidos para las transacciones de arrendamiento de capital y de operación. Basado en dichos criterios, la operación de venta y renta posterior de bienes raíces fue registrada por la Compañía como arrendamiento de operación. Bajo Principios Americanos, el Statement of Financial Accounting Standards ("SFAS") No. 98 señala que tal transacción debe reconocerse como un arrendamiento de capital, debido a que está presente el involucramiento continuo del vendedor-arrendatario y consecuentemente, los riesgos y beneficios de la propiedad no son transferidos al comprador-arrendador. El estado de situación financiera bajo Principios Americanos al 31 de diciembre de 2000 y 2001 reflejan un incremento en los activos fijos, neto de $182,877 y $148,747 respectivamente (neto de depreciación acumulada de $31,888 y $39,523, respectivamente), y un incremento a la deuda a largo plazo de $214,765 y $188,269, respectivamente.

El arrendamiento de capital bajo Principios Americanos tiene una duración de 15 años a partir del 1 de mayo de 1996. Requiere pagos anuales mínimos de aproximadamente U.S.$2.7 millones ($24,722) para los siguientes dos años, aproximadamente U.S.$3.3 millones ($29,747) para el 2004, 2005 y 2006, y aproximadamente U.S.$14.4 millones ($132,048) para los años siguientes. La Compañía tiene 6 opciones de renovación, cada una por un periodo de años adicionales y opciones para comprar la propiedad al final de los 12 años, 15 años y en cualquier término de renovación. El arrendamiento genera intereses al 7.96% y se encuentra garantizado por medio de un fideicomiso sobre cierta propiedad.

G) AMORTIZACION DEL EXCESO DEL COSTO SOBRE EL VALOR EN LIBROS

Bajo Principios Mexicanos, el exceso del precio de compra sobre la proporción del valor en libros de los activos netos adquiridos se reconoce como "Exceso del costo sobre el valor en libros" para todas las adquisiciones de la Compañía. Bajo Principios Americanos, las transferencias e intercambios entre empresas bajo control común se registran sobre la base remanente y, por lo tanto, no deben registrarse dichos activos. Los ajustes por Principios Americanos de $177,237 y $167,619 disminuyen el exceso del costo sobre el valor en libros presentado en el estado de situación financiera al 31 de diciembre de 2000 y 2001, respectivamente.

H) IMPUESTOS Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES DIFERIDO

Bajo Principios Mexicanos, hasta el 31 de diciembre de 1999, el impuesto sobre la renta diferido fue determinado bajo el método de pasivo parcial, bajo el cual se determinaba el impuesto sobre la renta para las diferencias temporales identificables no recurrentes (esto es, aquellas que se espera se reversen en un periodo definido de tiempo) a la tasa fiscal esperada que estuviera vigente en el tiempo en que la reversa de dichas diferencias ocurriera. El reconocimiento del activo por impuesto diferido bajo Principios Mexicanos estaba sujeto a una "certeza prácticamente absoluta" de que van a poder recuperarse en periodos futuros.

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

A partir del 1 de enero de 2000, la Compañía adoptó las disposiciones del Boletín D-4 revisado, el cual establece el método de activos y pasivos para el reconocimiento del impuesto diferido para las

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

diferencias temporales existentes. El tratamiento contable del Boletín D-4 es similar al método integral de activos y pasivos del SFAS-109 "Registro de Impuestos", para el reconocimiento de los activos y pasivos por impuesto diferido bajo Principios Americanos. Por lo tanto, los ajustes por Principios Americanos a la utilidad neta y al capital contable reflejan únicamente el impuesto sobre la renta y la participación de los trabajadores en la utilidad diferido generado por los otros ajustes por Principios Americanos.

Bajo el método integral de activos y pasivos del SFAS 109, los activos y pasivos por impuesto diferido se reconocen por las consecuencias fiscales futuras atribuibles a las diferencias entre el valor en libros de los activos y pasivos existentes en los estados financieros y el valor fiscal respectivo. Los activos y pasivos por impuestos diferidos son medidos utilizando las tasas fiscales esperadas para ser aplicadas al ingreso gravable en los años en que la reversa de dichas diferencias temporales ocurre.

Para Principios Mexicanos y Americanos, los valores en libros utilizados en la determinación de los activos y pasivos por impuestos diferidos incluyen los ajustes por inflación descritos en la Nota 2-D y sus respectivos valores fiscales incluyen los efectos de la inflación basados en las regulaciones fiscales.

Los montos de impuestos diferidos cargados o acreditados a la utilidad neta para cada año bajo SFAS 109 y, como se señala en el Issue 93-9 del "US Financial Accounting Standards Board's Emerging Issues Task Force", fueron determinados basados en las diferencias entre los saldos iniciales y finales de los activos o pasivos por impuesto diferido para cada periodo, expresados en pesos constantes de poder adquisitivo.

Gasto por impuestos:

Los componentes nacionales y extranjeros de la utilidad antes de impuestos, participación de los trabajadores en las utilidades, participación en la utilidad neta de asociadas, partidas extraordinarias e interés minoritario, reportados bajo Principios Mexicanos, son los siguientes:

	Por el año terminado el 31 de diciembre de:		
	1999	2000	2001
Nacional	$ (239,403)	$ (202,367)	$ (67,145)
Extranjero	240,682	574,297	771,658
	$ 1,279	$ 371,930	$ 704,513

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001 (Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001) (Notas 1 y 2)

22. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

Las provisiones para el impuesto federal nacional, federal extranjero y estatal extranjero presentado dentro de los estados consolidados de resultados se compone de lo siguiente:

	Por el año terminado el 31 de diciembre de:		
	1999	2000	2001
Causado:			
Federal nacional	$ 227,319	$ 137,687	$ 95,232
Federal extranjero	52,104	8,363	71,010
Estatal extranjero	4,334	2,937	7,143
	$ 283,757	$ 148,987	$ 173,385

	Por el año terminado el 31 de diciembre de:		
	1999	2000	2001
Diferido:			
Federal nacional	$ (34,713)	$ (208,727)	$ (61,432)
Federal extranjero	8,167	74,110	141,444
Estatal extranjero	11,023	7,237	6,391
	$ (15,523)	$ (127,380)	$ 86,403
Total	$ 268,234	$ 21,607	$ 259,788

Los efectos fiscales de las diferencias temporales que dan origen a los activos y pasivos por impuestos diferidos al 31 de diciembre de 2000 y 2001 se presentan a continuación:

	2000	2001
Impuesto diferido activo:		
Pérdidas fiscales por amortizar y otros créditos fiscales (a)	$ 1,507,650	$ 1,379,017
Anticipo de clientes y pasivos acumulados	117,937	101,812
Activos intangibles (d)	280,134	281,704
Otros	68,755	82,616
Total impuesto diferido activo	1,974,476	1,845,149
Impuesto diferido pasivo:		
Propiedad, planta y equipo, neto(b)	1,697,927	1,723,246
Inventarios (c)	381,277	356,173
Inversión en sociedad y en asociada	109,648	103,909
Otros activos	-	22,520
Total impuesto diferido pasivo	2,188,852	2,205,848

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

Pasivo por impuesto diferido neto bajo Principios Americanos	214,376	360,699
Pasivo por impuesto diferido neto bajo Principios Mexicanos...	290,137	307,748
Ajuste por Principios Americanos..................................	$ (75,761)	$ 52,951

21. **DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)**

(a) Incluye reserva de valuación para las subsidiarias mexicanas de $41,254 y $98,790 al 31 de diciembre de 2000 y 2001, respectivamente, y para las subsidiarias extranjeras de $114,261 y $53,118, respectivamente. De acuerdo con la opinión de la administración, la realización del impuesto al activo y de las pérdidas fiscales es menos probable debido a la dependencia en la generación de suficiente ingreso gravable al nivel de las subsidiarias.
(b) Debido principalmente a las diferencias entre el valor actualizado en libros y su valor fiscal, incluyendo depreciación e interés capitalizado.
(c) Debido principalmente a la deducción de las compras para fines fiscales.
(d) Se trata de un pago anticipado, resultado de una transacción intercompañía

A continuación se presenta un resumen de los saldos pasivos (activos) del impuesto diferido bajo Principios Americanos:

	2000	2001
Circulante:		
Impuesto diferido activo..	$ (186,691)	$ (184,428)
Impuesto diferido pasivo..	381,277	356,173
	194,586	171,745
No circulante:		
Impuesto diferido activo..	(1,787,785)	(1,660,721)
Impuesto diferido pasivo..	1,807,575	1,849,675
	19,790	188,954
Total	$ 214,376	$ 360,699

La provisión del gasto por impuestos bajo Principios Americanos se compone de lo siguiente:

	1999	2000	2001
Causado...	$ (283,757)	$ (148,987)	$ (173,385)
Diferido...	166,313	137,527	(218,041)
	$ (117,444)	$ (11,460)	$ (391,426)

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

Adicionalmente, la Compañía ha establecido, bajo Principios Americanos, un impuesto diferido pasivo de $48,326 y $46,708 al 31 de diciembre de 2000 y 2001, respectivamente, relacionado con la participación de los trabajadores en las utilidades.

Los impuestos sobre las utilidades no distribuidas de las subsidiarias extranjeras de la Compañía no han sido proporcionados, en virtud de que dichas utilidades se consideran permanentemente invertidas.

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

I) GASTOS POR REORGANIZACIÓN

Bajo Principios Mexicanos en 1998, la Compañía registró una provisión dentro de gastos por reorganización para costos futuros por la indemnización del personal. Estos costos fueron incurridos en 1999 y cargados contra dicha provisión.

Bajo Principios Americanos, el reconocimiento de una provisión para costos futuros por indemnización de personal es contingente a criterios específicos señalados por el EITF 94-3, "Reconocimiento de Pasivos para Ciertos Beneficios por Terminación de Personal y Otros Costos de Salida de una Actividad (incluyendo Ciertos Costos Incurridos en una Reestructuración)". La Compañía no cumplió con estos criterios al 31 de diciembre de 1998 y, por lo tanto, la provisión fue cancelada para Principios Americanos. Debido a que los costos fueron incurridos en 1999, el ajuste por Principios Americanos de dicho año refleja este gasto.

J) EXCESO DEL VALOR EN LIBROS SOBRE EL COSTO

Bajo Principios Mexicanos, el exceso del valor en libros neto de los activos identificables adquiridos sobre el precio de compra se registra como "Exceso del valor en libros sobre el costo de subsidiarias adquiridas, neto" y se permite su amortización sobre un periodo de tiempo que no exceda de 5 años.

Bajo Principios Americanos, el exceso del valor de realización sobre el valor en libros neto de los activos identificables adquiridos es asignado al valor en libros de los activos no monetarios adquiridos. Una vez que el valor en libros es cero, cualquier monto no asignado se registra como crédito mercantil negativo.

Al 31 de diciembre de 2000 y 2001, los ajustes por Principios Americanos de $307,963 y $533,000, respectivamente, disminuyen los activos fijos neto en $673,988 y $633,957, respectivamente, y se elimina el exceso del valor en libros sobre el costo de $366,025 y $100,957, respectivamente.

K) PÉRDIDA DIFERIDA EN ACTIVIDAD DE COBERTURA

Bajo Principios Mexicanos, con la adopción del Boletín C-2, "Instrumentos Financieros", el cual entró en vigor a partir del 1 de enero de 2001, cuando una compañía lleva a cabo actividades de cobertura, el instrumento financiero derivado correspondiente debe ser valuado utilizando el mismo criterio para los activos o pasivos que son objeto de la cobertura.

Bajo Principios Americanos, todos los instrumentos derivados deben ser registrados en el balance general a su valor de realización. En la fecha en que los contratos de derivados inician, la Compañía determina si el derivado se trata de (a) una cobertura del valor de mercado o (b) una cobertura de flujo de efectivo. Para las transacciones de cobertura de flujo de efectivo, los cambios en el valor de mercado

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

del instrumento financiero derivado deben incluirse en otras partidas de la utilidad integral. Las ganancias y pérdidas en las transacciones de cobertura de flujo de efectivo que se reconocen en otras partidas de la utilidad integral deben reclasificarse a los resultados de los periodos en que las utilidades fueron afectadas por la variabilidad de los flujos de efectivo del objeto de la cobertura.

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

Al 31 de diciembre de 2001, la Compañía cuenta con contratos abiertos para maíz y gas natural por sus valores de realización de $49,063 y $8,534, respectivamente y pérdidas no realizadas en dichos contratos por $796 y $3,125, respectivamente. Al 31 de diciembre de 2001 dichos contratos cubren un volumen de 2,560,000 bushels de maíz y 360,000 MMBTU de gas natural. El ajuste a dichos contratos disminuye el capital contable al 31 de diciembre de 2001 en $3,921.

Como se menciona en la Nota 17B), durante el 2001, la Compañía llevó a cabo dos contratos de cobertura de intereses para la deuda a largo plazo que vence en 2007. SFAS 133 "Registro Contable de Instrumentos Derivados y Actividades de Cobertura" no permite el registro de instrumentos sintéticos, en consecuencia, bajo Principios Americanos, ambos contratos se consideraron como contratos especulativos y fueron registrados a su valor de realización, con los cambios en el valor de realización registrados en resultados; por lo tanto, el impacto bajo Principios Mexicanos y Americanos es similar.

L) INFORMACIÓN COMPLEMENTARIA DEL ESTADO DE SITUACIÓN FINANCIERA

- Inversiones de partes relacionadas:

  La inversión en acciones de GF Banorte se reconoce mediante el método de participación, debido a que la Compañía tiene influencia significativa en la asociada, esto debido a su representación en el Consejo de Administración de GF Banorte y a la participación del principal accionista de Gruma en GF Banorte. El efecto de aplicar los ajustes por Principios Americanos a la inversión ha sido incluido en la conciliación y se deben principalmente a las diferencias en el tratamiento contable de las reservas por pérdidas en préstamos, costos de arranque diferidos e impuestos diferidos.

- Otros pasivos circulantes:

  Se incluyen dentro de pasivos acumulados y otras cuentas por pagar al 31 de diciembre de 2000 y 2001: intereses por pagar ($110,000 y $78,485 en 2000 y 2001, respectivamente), compensación a empleados por pagar ($267,268 y $262,515 en 2000 y 2001, respectivamente) y costos de publicidad por pagar ($81,207 y $131,975 en 2000 y 2001, respectivamente).

- Préstamos bancarios a corto plazo:

  Los préstamos a corto plazo que se revelan en la Nota 9 causan intereses a las tasas promedio ponderadas de 8.01% y 16.75% al 31 de diciembre de 2000 y 2001, respectivamente.

- Otros de capital contable:

  Se incluyen dentro de utilidades retenidas al 31 de diciembre de 2000 y 2001 las utilidades no distribuidas de Grupo Financiero Banorte, S.A. de C.V. que ascienden a aproximadamente $963,322 y $1,152,167, respectivamente.

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

- Software:

Los gastos por depreciación por los años terminados el 31 de diciembre de 1999, 2000 y 2001 ascienden a $25,829, $46,236 y $63,758, respectivamente.

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

M) INFORMACIÓN COMPLEMENTARIA DEL ESTADO DE RESULTADOS

- Costos de publicidad:

Los costos de publicidad, incluidos en los gastos de venta, administración y generales son llevados a resultados cuando la publicidad se lleva a cabo por primera vez. El gasto de publicidad por los años terminados el 31 de diciembre de 1999, 2000 y 2001 ascienden a $391,890, $490,925 y $520,513, respectivamente. La Compañía cuenta con $30,873 y $6,965 de costos de publicidad prepagados al 31 de diciembre de 2000 y 2001, respectivamente.

- Costos de embarque y manejo:

Durante el 2000, el Financial Accounting Standards Board's Emerging Issues Task Force emitió EITF 00-10, "Registro de los Ingresos y Costos de Embarque y Manejo". Los costos de embarque y manejo incluidos en los gastos de venta, administración y generales ascienden a $749,754, $1,018,715 y $972,578 para los años terminados el 31 de diciembre de 1999, 2000 y 2001.

- Utilidad de operación:

Bajo Principios Americanos, ciertas partidas de otros gastos y productos incluidos en los estados financieros bajo Principios Mexicanos, como gastos por implementación de software, participación de los trabajadores en las utilidades, gastos de reorganización, amortización del exceso del costo sobre el valor en libros y amortización de otros costos diferidos deben incluirse en la determinación de la utilidad de operación. Por los años terminados el 31 de diciembre de 1999, 2000 y 2001, estas partidas ascienden a $260,275, $136,118 y $212,425, respectivamente.

- Utilidad por acción:

Bajo Principios Americanos, la transacción del equity swap que se llevó a cabo en Septiembre de 2000 es reconocida de acuerdo con el Emerging Issue Task Force Issue No. 98-12, "Aplicación del Issue 00-19 para Transacciones de Venta Forward de Acciones", el cual establece que cualquier acción común que se encuentra emitida y en circulación debe considerarse como parte del cálculo del promedio ponderado de acciones en circulación y, adicionalmente, el pago del 10.25% sobre el monto contractual debe considerarse como una reducción a la utilidad disponible para los accionistas. Esta operación no tuvo efecto en la utilidad por acción diluida.

N) INFORMACIÓN COMPLEMENTARIA DEL FLUJO DE EFECTIVO

El Boletín B-12 emitido por el Instituto Mexicano de Contadores Públicos especifica la presentación apropiada de los estados de cambios en la situación financiera. De acuerdo al Boletín B-12, las fuentes y usos de los recursos son determinados sobre la base de las diferencias entre los saldos iniciales y finales de los estados financieros, expresados en pesos de poder adquisitivo constante. Bajo Principios

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

Americanos, se requiere el estado de flujo de efectivo, el cual presenta únicamente los movimientos de efectivo y excluye aquellas partidas que no involucraron efectivo.

La siguiente tabla presenta el estado de flujo de efectivo, ajustado por los niveles de precios, esto después de considerar el impacto de los ajustes por Principios Americanos y de conformidad con las recomendaciones del AICPA SEC Regulations Committee's International Practice Task Force.

21. **DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)**

	Por el año terminado el 31 de diciembre de:		
	1999	**2000**	**2001**
Actividades de operación:			
Utilidad (pérdida) neta	(545,451)	67,529	189,084
Interés minoritario	102,592	163,171	162,661
Utilidad (pérdida) consolidada	(442,859)	230,700	351,745
Ajustes para conciliar la utilidad neta y los recursos proporcionados por las actividades de operación:			
Ganancia monetaria	(233,320)	(237,215)	(174,181)
Depreciación y amortización	1,105,739	987,785	1,080,420
Estimación para cuentas incobrables	50,478	37,508	50,824
Cancelación de activos ociosos y otros activos intangibles	-	105,132	-
Participación en utilidades de asociadas, menos dividendos recibidos	(66,179)	(60,409)	(43,411)
Prima de antigüedad	474	373	6,707
Ganancia por cierre de las operaciones del pan	-	-	(119,595)
Impuestos y participación de los trabajadores en las utilidades diferidos	(145,549)	(148,151)	216,784
	268,784	915,723	1,369,293
Cambios en capital de trabajo:			
Efectivo restringido	(1,490)	466	3,777
Cuentas por cobrar, neto	(418,046)	(334,592)	48,953
Inventarios	63,029	198,891	(35,190)
Pagos anticipados	(22,932)	22,533	13,525
Proveedores	257,107	409,104	(304,765)
Pasivos acumulados y otras cuentas por pagar	92,469	194,377	73,362
Impuestos y participación de los trabajadores en las utilidades	31,105	(28,682)	45,485
	1,242	462,097	(154,853)
Flujo neto proporcionado por las actividades de operación	270,026	1,377,820	1,214,440

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

21. **DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)**

	Por el año terminado el 31 de diciembre de:		
	1999	**2000**	**2001**
Actividades de inversión:			
Adquisiciones de propiedad, planta y equipo	(1,641,610)	(1,052,995)	(648,010)
Adquisiciones de nuevas plantas	(1,562,952)	(128,055)	-
Recursos recibidos por el cierre de las operaciones del pan	-	-	505,707
Activos diferidos	(320,270)	(207,232)	(74,380)
Inversión en acciones	103,024	(58,510)	(2,076)
Otros activos	(75,274)	(19,997)	(38,561)
Flujo neto utilizado en actividades de inversión	(3,497,082)	(1,466,789)	(257,320)
Actividades de financiamiento:			
Préstamos bancarios y otras deudas a largo plazo	4,850,639	2,911,765	2,745,245
Pago de préstamos bancarios y otras deudas a largo plazo	(3,086,822)	(2,749,876)	(3,005,615)
Ganancias por emisión de capital social	1,639,662	-	-
Ganancias por emisión de capital de subsidiarias	83,588	211,382	-
Adquisición de interés minoritario	-	(453,007)	-
Compras netas de capital social de la Compañía	(195,265)	(6,745)	8,003
Acciones bajo el plan de acciones a ejecutivos	-	-	(30,113)
Operaciones con acciones propias	-	-	(50,977)
Dividendos pagados	(60,444)	(23,509)	(261,542)
Otros	87,211	(54,962)	(81,580)
Flujo neto generado por (utilizado en) actividades de financiamiento	3,318,569	(164,952)	(676,579)
Efecto de la inflación en efectivo e inversiones temporales	(75,937)	(58,416)	(15,956)
Incremento (disminución) neta en efectivo e inversiones temporales	15,576	(312,337)	264,585
Efectivo e inversiones temporales al inicio del año	418,280	433,856	121,519
Efectivo e inversiones temporales al final del año	433,856	121,519	386,104

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001 (Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

El flujo neto de efectivo de las actividades de operación incluye pagos y recepciones de intereses e impuestos, como se muestra a continuación:

	Por el año terminado el 31 de diciembre de:		
	1999	2000	2001
Interés pagado	$ 681,724	$ 804,137	$ 665,840
Interés recibido	142,761	140,889	77,377
Impuestos e impuesto al activo pagado	337,889	153,414	140,774
Interés capitalizado	6,836	6,037	-
Interés incurrido	691,746	830,806	631,355

O) UTILIDAD INTEGRAL

Utilidad (pérdida) integral se compone de lo siguiente:

	Por el año terminado el 31 de diciembre de:		
	1999	2000	2001
(Pérdida) utilidad neta bajo Principios Americanos	$ (545,451)	$ 67,529	$ 189,084
Otras pérdidas integrales, netas de impuestos:			
Insuficiencia en la actualización	(348,326)	(732,172)	103,247
Pérdida diferida en actividad de cobertura	-	-	(3,261)
Ajustes por conversión de moneda extranjera	(166,824)	(192,648)	(558,452)
Pérdida integral bajo Principios Americanos	$ (1,060,601)	$ (857,291)	$ (269,382)

Los ajustes por conversión de moneda extranjera se presentan netas de beneficios fiscales por $(51,860), $8,560 y $69,223 para los años terminados el 31 de diciembre de 1999, 2000 y 2001, respectivamente.

Los componentes de otras pérdidas integrales acumuladas, al 31 de diciembre de 2000 y 2001, se presentan a continuación:

	Ajustes por conversión de moneda extranjera	Pérdida diferida en actividad de cobertura	Insuficiencia en la actualización	Otras pérdidas integrales acumuladas
Saldo al 31 de diciembre de 1999	$ 1,545,845	$ -	$ (10,326,228)	$ (8,780,383)
Cambios en el periodo actual	(192,648)	-	(732,172)	(924,820)
Saldo al 31 de diciembre de 2000	1,353,197	-	(11,058,400)	(9,705,203)
Cambios en el periodo actual	(558,452)	(3,261)	103,247	(458,466)

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

Saldo al 31 de diciembre de 2001	$ 794,745	$ (3,261)	$ (10,955,153)	$ (10,163,669)

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

P) CUENTAS DE VALUACIÓN

Las cuentas de valuación se presentan a continuación:

Estimación de cuentas incobrables:

Por el año terminado el 31 de diciembre:	Saldo al inicio del año	Adiciones cargadas a costos y gastos	Deducciones	Saldo al final del año
1999	$ 61,133	$ 47,786	$ (5,444)	$ 103,475
2000	103,475	27,869	(5,173)	126,171
2001	126,171	50,824	(73,910)	103,085

Q) ACTUALIZACIÓN A PESOS CONSTANTES

La siguiente tabla presenta información financiera condensada preparada bajo Principios Americanos y actualizada a pesos constantes del 31 de diciembre de 2001 utilizando el INPC. Como se revela en la Nota 2-D, la Compañía ha actualizado los saldos de años anteriores utilizando el factor promedio ponderado de actualización. La diferencia en los factores aplicados para actualizar la información de años anteriores a pesos constantes del 31 de diciembre de 2001 utilizando el INPC fueron:

A) Años	Factor
1999	1.0634
2000	1.0403

Los estados consolidados de situación financiera condensados al 31 de diciembre de:

	Expresado en miles de pesos constantes del 31 de diciembre de 2001	
	2000	2001
Total activos circulantes	$ 5,814,742	$ 5,472,915
Propiedad, planta y equipo	13,027,757	11,845,671
Total activos	22,021,724	20,239,103
Deuda a corto plazo	1,343,865	345,079
Deuda a largo plazo	6,312,025	6,422,273
Total pasivos	10,646,382	9,401,948
Interés minoritario	2,635,028	2,439,310
Total capital contable	8,740,314	8,397,845

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 1999, 2000 y 2001

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

(Notas 1 y 2)

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

Los estados consolidados de resultados condensados por los años terminados el 31 de diciembre de:

	Expresados en miles de pesos constantes del 31 de diciembre de 2001		
	1999	**2000**	**2001**
Ventas netas	$ 17,774,447	$ 19,010,722	$ 17,820,184
Utilidad bruta	6,070,657	6,887,293	6,575,898
Utilidad de operación	(113,127)	771,234	1,149,123
Utilidad (pérdida) neta mayoritaria	(545,451)	67,529	189,084

R) PRONUNCIAMIENTOS CONTABLES EMITIDOS RECIENTEMENTE

El EITF recientemente ha tratado diversos temas relacionados con la clasificación y reconocimiento de ciertos gastos promocionales en el estado de resultados. En Mayo y Abril 2001, el EITF emitió el EITF 00-14 "Registro de Ciertos Incentivos de Ventas" y el EITF 00-25 "Caracterización en el Estado de Resultados del Vendedor de la Retribución Pagada al Revendedor de los Productos del Vendedor", los cuales ambos fueron codificados y conciliados en EITF 01-9 "Registro de la Retribución Dada por el Vendedor al Cliente (Incluyendo al Revendedor de los Productos del Vendedor)". La vigencia para la mayoría de las provisiones del EITF 01-9 inicia a partir del 15 de diciembre de 2001.

El EITF concluyó que ciertos gastos de promociones tales como costos por reembolso de cupones, programas de publicidad conjunta, cuotas por la introducción de nuevos productos, descuentos e incentivos para la exhibición en tiendas, deben ser clasificados como una reducción de ventas y no como un gasto de administración y venta. La Compañía se encuentra evaluando el impacto de estos principios y espera que los costos que históricamente se han presentando como gastos de venta, administración y generales sean reclasificados como una reducción a ventas. Basado en información del 2001, las ventas netas anuales pudieran reducirse en aproximadamente 1%. Una vez que las disposiciones de estos principios se hayan aplicado en el 2002, todos los periodos serán reclasificados y dichos cambios no afectarán en forma material la posición financiera o las utilidades reportadas previamente por la Compañía.

En Julio 2001, el Financial and Accounting Standards Board emitió el SFAS 141 "Combinación de Negocios" ("SFAS 141") y el SFAS 142 "Crédito Mercantil y Otros Activos Intangibles" ("SFAS 142"). SFAS 141 requiere que todas las combinaciones de negocios futuras se registren bajo el método de compra y que los activos intangibles cumplan con ciertos criterios para ser reconocidos como activos. Las provisiones de SFAS 142 indican que el crédito mercantil y los activos intangibles de vida indefinida no deben continuar ser amortizados, pero su valor de recuperación debe ser evaluado en forma anual. Los activos intangibles con vida definida deben continuar con su amortización sobre la vida útil estimada. SFAS 141 tiene vigencia a partir de las combinaciones de negocios iniciadas despúes del 30 de junio de 2001. La vigencia del SFAS 142 inicia a partir del 15 de Diciembre de 2001. La eliminación de la amortización debe ser aplicada sobre una base futura y los periodos anteriores no deben ser reclasificados. Sin embargo, el impacto de la amortización del crédito mercantil y los activos intangibles de vida indefinida debe ser revelado para los ejercicios anteriores. La Compañía se encuentra evaluando el efecto de la adopción de estos principios en sus estados financieros.

(Expresados en miles de pesos Mexicanos constantes de poder adquisitivo del 31 de diciembre de 2001)

21. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

En Junio 2001, el FASB emitió el SFAS 143 "Registro de las Obligaciones por Retiro de Activos" (SFAS 143). El SFAS 143 contempla el registro y presentación de las obligaciones asociadas con el retiro de activos tangibles de larga duración y los costos asociados. Esto aplica para obligaciones legales asociadas con el retiro de activos de larga duración que resultan de la adquisición, construcción, desarrollo y/u operación normal del activo de larga duración, excepto ciertas obligaciones de arrendatarios. SFAS 143 requiere que el valor del pasivo por la obligación del retiro del activo sea reconocido en el periodo en el que ocurre, esto si es posible una estimación razonable de su valor. Los costos asociados con el retiro del activo deben capitalizarse como parte del valor en libros del activo de larga duración. SFAS 143 inicia su vigencia a partir del 15 de junio de 2002. La Compañía no espera que SFAS 143 tenga un impacto material en su situación financiera o resultados de operación.

En Agosto 2001, el FASB emitió el SFAS 144 "Registro de la Pérdida por Deterioro o Disposición de Activos de Larga Duración "("SFAS 144"), el cual sustituye al SFAS 121 y la Opinión APB 30. SFAS 144 aplica para los activos de larga duración, excepto intangibles no identificados y mantiene las provisiones básicas del SFAS 121 para el reconocimiento y medición de las pérdidas por deterioro sobre activos de larga duración que se mantienen para su uso y para activos de larga duración que serán dispuestos para su venta. SFAS 144 además mantiene las provisiones básicas de la Opinión 30 en la forma de presentar las operaciones discontinuas dentro del estado de resultados, pero amplia la presentación para incluir un componente de la entidad (en lugar de un segmento de negocio). La Compañía requiere adoptar SFAS 144 a partir del 15 de Diciembre de 2001. La administración de la Compañía se encuentra evaluando el efecto de la adopción de este pronunciamiento.

GRUMA, S.A. DE C.V.
CALZADA DEL VALLE 407 OTE.
COLONIA DEL VALLE
TEL.: 8335-9900 A.P. 175
GARZA GARCIA, N.L.
C.P. 66220 MEXICO.

San Pedro Garza García, N. L. a 28 de junio del 2002

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Dirección General de Supervisión de Mercados
Insurgentes Sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
01020 México, D.F.

Hacemos referencia al informe anual relativo a las acciones representativas del capital social de GRUMA, S.A. de C.V. de la Sección de Valores del Registro Nacional de Valores, para manifestar a esa Comisión lo siguiente:

1. Que conocemos los alcances y responsabilidades frente al público inversionista, las autoridades competentes y demás participantes del marcado de valores, que implican el ser una sociedad con valores inscritos en la Sección de Valores del Registro Nacional de Valores y que cotizan en la Bolsa Mexicana de Valores, S.A. de C.V.
2. Que hemos revisado el informe anual de fecha 28 de junio de 2002, el cual fue elaborado con base en la información proporcionada por funcionarios de esta sociedad, estando de acuerdo con su contenido. Asimismo, no tenemos conocimiento de información relevante que haya sido omitida o falseada en dicho informe o de que éste contenga información que pudiera inducir a error a los inversionistas.

Atentamente,

Don Roberto González Barrera
Presidente del Consejo de Administración

C.P. Juan Antonio Quiroga García
Director General Corporativo

cc : Bolsa Mexicana de Valores

ITEM 2

BEST CORPORATE PRACTICES QUESTIONNAIRE

Gruma, S.A. de C.V.
Best Corporate Practices Questionnaire

The following is a copy of the questionnaire, together with an English translation, that was submitted to the Mexican Stock Exchange, or *Bolsa Mexicana de Valores*, on June 28, 2002 in accordance with the Code of Best Corporate Practices (the "Code"). The Code contains suggested guidelines for the corporate governance of Mexican companies.

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

GRUMA, S.A. DE C.V.

1. Consejo de Administración

I. CONSEJO DE ADMINISTRACIÓN

i) Sobre las Funciones del Consejo de Administración

(ver sección I, Principio 1)

En esta sección se deberá comentar acerca de la función que tiene el Consejo de Administración dentro de la sociedad, exponiendo cuál es la visión del Consejo y cómo es que encaja dentro del proceso administrativo. Dentro de este marco general, se debe dar una descripción acerca de las funciones específicas que realiza el Consejo, indicando por qué las considera importantes y necesarias:

La principal función del Consejo de Administración es dirigir y administrar a la sociedad, para lo cual cuenta con todas las facultades y obligaciones necesarias, pudiendo así decidir sobre todo lo concerniente a la realización de los fines sociales. Entre sus facultades se encuentran la de representar a la sociedad en asuntos de carácter judicial, administrativo, laboral y arbitral; la administración y disposición de los activos de la sociedad y del quehacer diario de los negocios sociales, la suscripción y negociación de títulos de crédito y la ejecución de los acuerdos de la asamblea de accionistas. Para cumplir con sus funciones, el Consejo de Administración puede delegar sus facultades en uno o más individuos, según lo estime conveniente.

Entre las funciones más importantes del Consejo de Administración se encuentran la de revisar y aprobar el presupuesto, los resultados e información financiera y la visión estratégica de mediano y largo plazo de la sociedad.

ii) Sobre la Estructura del Consejo de Administración

(ver sección I, Principios 10, 11 y 14)

En esta sección se deberá comentar acerca de la estructura que tiene el Consejo de Administración. Se deberá señalar si existen órganos intermedios que le auxilien para cumplir sus funciones. Asimismo, se deberá indicar cuántos, cuáles y qué funciones cumplen. En la descripción, también se requiere que se explique cómo es que los órganos intermedios informan al Consejo de sus actividades:

El Consejo de Administración está integrado por trece Consejeros Propietarios, cada uno con su respectivo Consejero Suplente, todos designados por la Asamblea de Accionistas. El Consejo de Administración actualmente se compone de 9 Consejeros Independientes, de los cuales 2 son patrimoniales, y de 4 Consejeros Relacionados, de entre los cuales 2 son patrimoniales.

El Consejo de Administración se reúne cuatro veces al año. Para cada reunión se pone a disposición de los Consejeros toda la información relevante con al menos cinco días de anticipación. En aquellos casos en que la información no está disponible con la anticipación requerida, los funcionarios de alto nivel de la Sociedad presentan a los Consejeros durante el transcurso de la Sesión los detalles sobre dichos asuntos para asegurar que los Consejeros puedan evaluar los mismos adecuadamente; posteriormente, en la misma Sesión se pone en marcha un mecanismo de preguntas y respuestas libres, con las que los Consejeros pueden aclarar dudas y hacer comentarios al respecto.

Dentro de las reglas de conducta que rigen a los Consejeros se encuentra la obligación de comunicar al Presidente y al Secretario del Consejo de Administración sobre cualquier situación de la que se pudiera derivar un conflicto de interés y abstenerse de participar en la deliberación correspondiente. Además, ningún Consejero está autorizado para utilizar los activos o servicios de la sociedad para fines que no sean los sociales.

Cuando algún Consejero no haya asistido a la junta, sea Propietario o Suplente, por lo general se le envía una copia de la minuta e información presentada en la sesión, manteniendo así a todos los Consejeros oportunamente informados sobre los asuntos relevantes de la Sociedad.

Conforme a la reciente reforma de Estatutos de la Compañía, de fecha 30 de abril de 2002, la Asamblea de Accionistas de la Sociedad quedó facultada para constituir un Comité de Auditoría, el cual tiene como funciones, entre otras cosas: (a) elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; (b) opinar sobre transacciones que se aparten del giro ordinario de negocios de la Sociedad y que se pretendan celebrar entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (c) proponer la contratación de especialistas independientes en los casos que lo juzgue conveniente, a fin de que expresen su opinión respecto de las operaciones con personas relacionadas señaladas en el inciso anterior; (d) recomendar a la Sociedad los candidatos para auditores externos de la empresa, así como las condiciones en que serán contratados; (e) auxiliar al Consejo de Administración mediante la revisión de la información financiera de la Sociedad y su proceso de emisión; (f) contribuir en la definición de los lineamientos generales del sistema de control interno de la Sociedad y evaluar su efectividad, así como coordinar y evaluar los programas anuales de auditoría interna y las actividades desarrolladas por los auditores internos y externos de la Sociedad, así como las de los Comisarios; y (g) verificar que se cuenten con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que esta sujeta, informado al respecto al Consejo de Administración. El Consejo de Administración deberá presentar a la Asamblea de Accionistas el reporte del Comité de Auditoría.

Este Comité de Auditoría fue recientemente constituido, en la última Asamblea General Ordinaria de Accionistas de fecha 30 de abril de 2002, y quedó conformado por tres miembros del Consejo de Administración. El Presidente y uno de los miembros de dicho Comité de Auditoría son Consejeros Independientes; el tercer miembro es Consejero Relacionado. A sus reuniones se convoca además al Comisario de la Sociedad, quien puede asistir en calidad de invitado con derecho a voz y sin voto.

Sobre la Integración del Consejo de Administración	SI	NO
1 ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios?(principio 2)	X	
2* ¿Existen únicamente Consejeros Propietarios?(principio 3)		X
3 ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido?(principio 3)	X	
4 ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente?(principio 3)	X	
5 ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (principio 7)	X	
6 ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros?(principio 7)	X	
7 ¿En el informe anual presentado por el consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales?(principio 8)	X	

Sobre la Integración del Consejo de Administración	SI	NO
8 ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales?(principio 8)	X	
9 ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe?(principio 9)	X	

* En caso de responder afirmativamente a esta pregunta, se deberá responder 'NO APLICA' para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO
10 ¿El Consejo de Administración realiza las funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas?(principio 10)		X
Comentarios: Ver Secciones iii), iv), y v).		
11 ¿Los órganos intermedios únicamente están conformados por consejeros propietarios?(principio 12)	X	
12 ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo?(principio 13)	X	
13 ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios?(principio 16)		X
14 ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente?(principio 17)	X	
Sobre la Operación del Consejo de Administración	**SI**	**NO**
15 ¿El consejo de Administración se reúne al menos 4 veces al año?(principio 18)	X	
16 ¿Cuando menos una de la reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad?(principio 18)	X	
17 ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo?(principio 19)	X	
18 ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión?(principio 20)	X	
19*¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación?(principio 20)	X	
Comentarios: Ver Sección ii).		
20*¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad?(principio 21)		X
Sobre los Deberes de los Consejeros	**SI**	**NO**
21 ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente?(principio 22)	X	
22 ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social?(principio 23)	X	
23 ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales?(principio 23)		X

Sobre los Deberes de los Consejeros	SI	NO
Comentarios: Ver Sección ii).		
24*¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado?(principio 24)	X	
Comentarios: Salvo excepciones por compromisos ineludibles, la mayoría de los Consejeros acuden en promedio al menos a 3 Sesiones por año.		
25*¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten?(principio 25)	X	
Comentarios: Ningún Consejero está autorizado para revelar información confidencial o que pudiera afectar a la Sociedad.		
26 ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo?(principio 26)	X	
27 ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa?(principio 27)	X	

2. Función de Compensación y Evaluación

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

iii) Sobre la Función de Evaluación y Compensación

(ver sección II Principio 28)

En esta sección se deberá comentar cómo se maneja la Evaluación y Compensación del Director General y de los funcionarios de alto nivel describiendo los procesos que se utilizan para cumplir con dichas funciones:

La potestad de determinación de las compensaciones a funcionarios de alto nivel ésta confiada a la Dirección General Corporativa, la cual para tales efectos diseñó el SIED (Sistema Integral de Evaluación del Desempeño).

Para la Sociedad es de vital importancia que todos sus empleados y ejecutivos establezcan y cumplan anualmente sus Objetivos Operativos en total alineación con las metas que se acuerden por el Consejo de Administración para las distintas Regiones, Países y Operaciones que conforman la empresa. Así, con el SIED, se ayuda a la Sociedad a establecer en cascada dichos Objetivos Operativos. El SIED es también la herramienta para verificar el logro de los objetivos de desarrollo de colaboradores y de auto desarrollo. El SIED permite dar objetividad y coherencia al otorgamiento de aumentos de sueldo, promociones, y otras acciones de personal, al ligarlas directamente con el desempeño / contribución de cada empleado o ejecutivo (incluyendo a los funcionarios de alto nivel de la organización) a los resultados de la operación del negocio.

Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación	SI	NO
28 ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo?(principio 29)		X
Comentarios: A la fecha no existe un Comité de Evaluación y Compensaciones.		
29 ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas?(principio 30)		X

3. Función de Auditoría

FUNCIÓN DE AUDITORÍA

iv) Sobre la Función de Auditoría

(ver sección III, Principios 31, 37, 38, 40)

En esta sección se deberá comentar cómo se cumple con la función de Auditoría describiendo los procesos que se utilizan para cumplir con dichas funciones. En específico, se debe describir cómo es que el órgano intermedio interactúa con el Consejo en relación a las prácticas contables de la sociedad y a los mecanismos que tiene para asegurar una buena calidad en la información financiera:

La Sociedad cuenta actualmente con un Comité de Auditoría, que establece vínculos más estrechos entre la Operación y el Consejo de Administración. En ese sentido, antes de que se celebre cada Sesión del Consejo de Administración, el Comité de Auditoría revisará la información financiera trimestral y anual. De esta forma, al momento en que la información financiera sea presentada al Consejo de Administración, éste último podrá aprobar los estados financieros de la Compañía con la certeza de que la información de los mismos fue revisada en forma detallada por el Comité. Para mayor detalle de las funciones del Comité de Auditoría ver Sección ii) .

En la Sociedad se cuenta además con un departamento de Auditoría Interna, cuyas principales actividades van encaminadas a la revisión de las funciones financieras, operativas y de sistemas de información. El alcance de las revisiones y evaluaciones incluye entre otras cosas lo siguiente:

- Los sistemas de control establecidos para asegurar el cumplimiento de políticas, planes, procedimientos, leyes y regulaciones que pudieran tener un impacto significativo en las operaciones y en la información, incluyendo determinar si se están cumpliendo.
- La confiabilidad y la integridad de la información financiera y operativa, y los medios empleados para identificar, medir, clasificar y reportar información.
- La integridad y seguridad de las bases de datos, sistemas operativos y aplicaciones.
- Los medios de salvaguardar activos y verificar su existencia.
- La eficiencia con la cual se emplean los recursos.
- Las operaciones o programas para asegurar si los resultados son consistentes con los presupuestos, objetivos y metas planeadas.

La compañía cuenta con departamentos de Auditoría Interna en los principales países donde realiza sus operaciones, es decir México, Estados Unidos, Costa Rica y Venezuela, todos ellos reportando en forma directa al Director Corporativo.

La comunicación de los auditores externos con la compañía es mediante el Comité de Auditoría y el Director General Corporativo. Estos se encargan de coordinar todas las revisiones externas y evaluar sus remuneraciones. La información financiera de la compañía se prepara en base a los principios de contabilidad generalmente aceptados, los cuales son verificados año tras año por los Auditores Externos con la finalidad de cumplir con las obligaciones estipuladas para la compañía.

Sobre la Selección de Auditores	SI	NO
30 ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados?(principio 32)	X	
31 ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años?(principio 33)	X	
32 ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario?(principio 34)	X	
33 ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad?(principio 35)	X	
Sobre la Información Financiera	**SI**	**NO**
34 ¿La sociedad cuenta con un área de auditoría interna?(principio 36)	X	
35 ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo?(principio 37)	X	
36 ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales?(principio 39)	X	
Sobre los Controles Internos	**SI**	**NO**
37 ¿Existe un sistema de control interno?(principio 41)	X	
38 ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno?(principio 41)	X	

Sobre los Controles Internos	SI	NO
39 ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (principio 42)	X	
40 ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles?(principio 43)	X	
Revisión del Cumplimiento Disposiciones	**SI**	**NO**
41 ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo?(principio 44)	X	
42 ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año?(principio 44)	X	
43 ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma?(principio 45)	X	

4. Función de Finanzas y Planeación

FUNCIÓN DE FINANZAS Y PLANEACIÓN

v) Sobre la Función de Finanzas y Planeación

(ver sección IV Principio 46)

En esta sección se deberá comentar cómo se cumple con las funciones de Finanzas y Planeación describiendo los procesos que se utilizan para cumplir con dichas funciones. En específico, en la descripción se debe exponer la interacción que tiene el órgano intermedio con el Consejo para apoyarlo en las decisiones:

Para realizar su función de Finanzas y Planeación, el Consejo no cuenta con el apoyo de un órgano intermedio, por lo que la tarea se realiza a través de la Dirección Corporativa de Finanzas y Planeación. A continuación se comentan y describen las principales funciones de Finanzas y Planeación realizadas por dicha Dirección:

1) Informar al Consejo de Administración sobre cualquier función de Finanzas que se considere relevante, sometiendo la misma a su autorización, en caso de que

se requiera.

2) En forma anual presentar al Consejo de Administración un presupuesto de operación y la planeación estratégica de mediano y largo plazo para su aprobación (El presupuesto se revisa en forma trimestral por medio de pronósticos).

3) Evaluar la posición estratégica de la Compañía y los lineamientos generales a seguir y someterlos a la autorización del Consejo.

4) Presentar al Consejo un análisis de la viabilidad y rentabilidad esperada de las inversiones más trascendentes que se pretendan realizar, para la aprobación de dichas inversiones.

5) Informar al Consejo sobre las operaciones de financiamiento más relevantes (Se evalúa la congruencia de las políticas de inversiones y de financiamiento con la visión estratégica y la situación financiera de la Compañía).

6) Informar al Consejo sobre cualquier situación importante de riesgo que se presente.

Sobre la Operación del Organo intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
44 ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad?(principio 47)		X
Comentarios: A la fecha no existe un Comité de Finanzas y Planeación. Ver Sección v).		
45 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico?(principio 48)		X

Sobre la Operación del Organo intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
Comentarios: A la fecha no existe un Comité de Finanzas y Planeación. Ver Sección v).		
46 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad?(principio 49)		X
Comentarios: A la fecha no existe un Comité de Finanzas y Planeación. Ver Sección v).		
47 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad?(principio 50)		X
Comentarios: A la fecha no existe un Comité de Finanzas y Planeación. Ver Sección v).		

Pregunta Opcional

N/A

1. DERECHOS DE ACCIONISTAS

Sobre la Información y Órden del Día de la Asamblea de Accionistas	SI	NO
1 ¿Se omitió del Órden del Día de las Asambleas el punto referente a 'Asuntos Varios'?(principio 51)	X	
2 ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Órden del Día?(principio 51)	X	
3 ¿Toda la información sobre cada punto del Órden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación?(principio 52)		X
4 ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Órden del Día, para que puedan girar instrucciones a sus mandatarios?(principio 53)		X
5 ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos?(principio 54)		X
Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	**SI**	**NO**
6 ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes?(principio 55)		X
7 ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea?(principio 55)		X
8 ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales?(principio 56)	X	

ENGLISH TRANSLATION OF
BEST CORPORATE PRACTICES QUESTIONNAIRE

Best Corporate Practices Questionnaire

Gruma, S.A. de C.V.

1. <u>Board of Directors</u>

i) Regarding the Functions of the Board of Directors

The most important function of the Board of Directors is to manage and administer the Company. In this capacity, the Board of Directors has all the necessary powers and obligations, being able to decide all issues concerning the execution of the Company's purposes. Among its powers are: the power to represent the Company in judicial, administrative, labor and arbitration issues; the management and disposition of the Company's assets; the daily performance of the Company's business; the subscription and negotiation of credit instruments and the execution of the resolutions of the shareholders' meetings. In order to comply with such functions, the Board of Directors may delegate its powers to one or more individuals, as convenient.

Among the most important functions of the Board of Directors is reviewing and approving: the budget; the financial information and results; and the medium and long term strategic vision of the Company.

ii) Regarding the Structure of the Board of Directors

The Board of Directors is comprised of thirteen Directors, each one having its corresponding Alternate, all of whom are appointed at the Shareholders' Meeting. The Board of Directors is currently comprised of 9 Independent Directors, two of whom are Shareholder Directors, and four Related Directors, two of whom are Shareholder Directors.

The Board of Directors meets four times each year. All relevant information for each meeting is made available to each director at least 5 days in advance of the meeting. In the event that the information is not made available to the Director by the required time, the high-level managers of the Company present to the Directors, during the Meeting, the details of such issues to assure that the Directors can evaluate such issues adequately; later, in the same meeting, a mechanism for questions and answers is initiated, during which the Directors can clarify uncertainties and make comments.

The rules of conduct that regulate the Directors indicate the obligation to inform the President and the Secretary of the Board of Directors of any situation that may result in a conflict of interest and to abstain from participating in the relevant debate. No Director is authorized to use the assets or services of the Company for purposes that are not those of the Company.

When a Director, or its Alternate, does not attend a meeting, he is generally sent a copy of the minutes and information presented in the meeting. In this way, the Company keeps all of its Directors well informed with respect to all relevant issues of the Company.

As indicated in our bylaws, as amended by our Extraordinary Shareholders' Meeting held on April 30, 2002, shareholders in a Shareholders' Meeting are empowered to create an Audit Committee, which is empowered, among other things, to: (i) prepare an annual report of its activities and render it to the Board of Directors; (ii) issue opinions with respect to related party transactions; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the Board of Directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) review our financial information and arrange the issuance process for the same; (vi) define the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; and (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the Board of Directors in this respect. The Board of Directors shall present the Audit Committee's report at the Shareholders' Meeting.

This Audit Committee was appointed at the General Ordinary Shareholders' Meeting held on April 30, 2002. Members of the Audit Committee were selected from members of the Board of Directors. The current audit committee is comprised of three members. The Chairman and one of the members are Independent Directors; the third member is a Related Director. The Company's Statutory Auditor will be called to all meetings held by the Audit Committee. The Statutory Auditor can attend as a guest with the right to speak but without the right to vote.

Regarding the Integration of the Board of Directors	**Yes**	**No**
1. The Board of Directors is comprised of a number of Directors not less than 5 and no greater than 15?	X	
2. There are no Alternate Directors?		X
3. The Alternate Directors can only substitute one previously appointed Director?	X	
4. A Director suggests to the Board of Directors the appointment of the person who will be its corresponding Alternate?	X	
5. The Independent and Shareholder Directors, together, represent at least 40% of the Board of Directors?	X	
6. The Independent Directors represent at least 20% of the total number of Directors?	X	

7. The Annual Report presented by the Board of Directors mentions which Directors are Independent and which are Shareholders?	X	
8. The Annual Report indicates the category of the Shareholder Directors?	X	
9. The Annual Report indicates the titles of the Directors as of the date of such Report?	X	

Regarding the Structure of the Board of Directors	**Yes**	**No**
10. The Board of Directors performs the activities of Compensation and Evaluation, Auditing and Finance, and Planning?		X
11. The intermediate committees do not include Alternate Directors?	X	
12. Each intermediate committee is comprised of at least 3 and at most 7 members?	X	
13. Each Independent Director, in addition to complying with its duties as Director, participates in at least one of the intermediate committees?		X
14. The intermediate committee that is in charge of the auditing functions is presided over by an Independent Director?	X	

Regarding the Operation of the Board of Directors	**Yes**	**No**
15. The Board of Directors meets at least 4 times each year?	X	
16. At least one of the meetings of the Board of Directors is dedicated to defining the medium and long term strategy of the Company?	X	
17. A meeting of the Board can be called with at least 25% of the Directors?	X	
18. The Directors have access to all the relevant information at least 5 working days before the meeting?	X	
19. There are mechanisms that assure that the Directors can evaluate aspects of strategic issues, even if they do not receive the necessary information at least 5 working days before the meeting? Comments: See Section ii).	X	
20. The first time a Director is appointed to the Board, his responsibilities and the Company's situation are explained to him?		X

Regarding the Obligations of the Directors	Yes	No
21. The Directors inform the President and the Secretary of the Board of Directors of any conflict of interest that implies that they should abstain from voting, and they do abstain from participating in the corresponding vote?	X	
22. The Directors only use the assets or services of the Company for the execution of corporate purposes?	X	
23. Clear rules are defined for those cases where the Directors use the assets of the Company for personal purposes? Comments: See Section ii).		X
24. The Directors dedicate time to their functions, attending at least 70% of the meetings to which they are called? Comments: Except for those cases when the Directors are busy and have other important obligations, the majority of them attend an average of 3 meetings per year.	X	
25. The Directors maintain absolute confidentiality regarding the corporate issues of which they have knowledge based on the meetings that they attend? Comments: No Director is authorized to reveal confidential information that could affect the Company.	X	
26. The Directors and the Alternate Directors keep themselves informed of the issues raised in the Board meetings?	X	
27. The Board of Directors is assisted with the opinions, recommendations and advice derived from the analysis of the Company's performance?	X	

2. <u>Compensation and Evaluation Function</u>

iii) Regarding the Compensation and Evaluation Function

The power to determine the compensation of senior management is entrusted to the Head of our Corporate Staff, which designed the SIED (Integral System for Performance Evaluation).

It is of great importance to the Company that all of its employees and executives annually establish and accomplish their operating objectives with total alignment to the goals established by the Board of Directors for the different regions, countries and operations of the Company. The SIED is also a tool for verifying the development of objectives of collaborators and of individual development. The SIED promotes objectivity and coherence for increases in wages, and promotions, linking them together with the performance/contribution of each employee and executive to the operating results of the Company.

Regarding the Operation of the Committee that performs the Evaluation and Compensation Functions	Yes	No
28. The intermediate committee that performs the Evaluation and Compensation functions checks that the hiring conditions of the senior managers and that the likely payments for senior managers' dismissal from the Company, coincide with the relevant guidelines approved by the Board of Directors? Comments: Currently there is no Evaluation and Compensation Committee.		X
29. The structure and policies used for determining the compensation packages of Directors and officers are disclosed?		X

3. Auditing Function

iv) Regarding the Auditing Function

The Company has an Audit Committee that establishes strong links between operations and the Board of Directors. In this respect, before each meeting of the Board of Directors, the Audit Committee updates the annual and quarterly financial information. At the moment the financial information is presented to the Board of Directors, the Board can approve the financial statements with the certainty that the information was thoroughly updated. For more details on the functions of this Committee, see Section ii).

The Company also has an Internal Audit department, which reviews financial, operating and system information. The scope of the reviews and evaluations include, among other things, the following:

- The control systems established for assuring adherence to the policies, plans, procedures, laws and regulations that could have a significant effect on operations and information, including determining if they are being performed.
- The reliability and integrity of financial and operating information, and the means used to identify, measure, classify and report the information.
- The integrity and security of the data base, operating systems and applications.
- The means for protecting assets and verifying their existence.
- The efficiency with which the resources are used.
- The operations or programs for assuring that the results are consistent with the planned budgets, objectives and goals.

The Company has an Internal Audit department in the main countries where it performs its operations: Mexico, the United States of America, Costa Rica and Venezuela. All of them report directly to the Chief of Staff.

The communications between the external auditors and the Company are made through the Audit Committee and the Chief of Staff. These are in charge of coordinating all the external reviews and to evaluate their compensation. The financial information of the Company is prepared based on General Accepted Accounting Principles, which are verified on a yearly basis by the external auditors to ensure compliance.

Regarding the Election of Auditors	**Yes**	**No**
30. The profits of the external auditor as well as of any other external review, resulting from the audit of the Company, represent a percentage less than or equal to 20% of the total profits of all the consulting companies in charge?	X	
31. The rotation of the partner that audits the Company takes place at least every 6 years?	X	
32. The person that signs the audit report of the annual financial statements of the Company is different from the person that acts as Statutory Auditor?	X	
33. Information about the professional profile of the Company's Statutory Auditor is revealed in the Annual Report?	X	

Regarding the Financial Information	**Yes**	**No**
34. The Company has a department in charge of internal auditing?	X	
35. The intermediate committee in charge of performing the audit function submits the accounting policies for the Board of Directors' approval?	X	
36. The intermediate committee in charge of the audit function makes sure that the intermediate public financial information is prepared based on the same principles, criteria and practices with which the annual reports will be prepared?	X	

Regarding the Internal Controls	**Yes**	**No**
37. Is there an internal control system?	X	
38. The general guidelines of the internal control system are submitted for the approval of the Board of Directors?	X	
39. The intermediate committee in charge of the audit function evaluates and makes an opinion on the effectiveness of the internal control system?	X	
40. The external auditors validate the effectiveness of the internal control system and render a report with respect to such controls?	X	

Review of Legal Framework	**Yes**	**No**
41. The intermediate committee in charge of the audit function verifies the existence of controls that determine that the Company is in compliance with the legal framework that is applicable in any jurisdiction where the Company conducts business and reports any issues periodically to the Board of Directors?	X	
42. The review of compliance with the applicable legal framework is made at least once each year?	X	
43. The Board of Directors is periodically informed about the legal situation of the Company?	X	

4. Finance and Planning Function

v) Regarding the Finance and Planning Function

The Board of Directors does not rely on an intermediate committee to perform its finance and planning function. Such function is performed by the management of Finance and Planning of our Company. The following are the main finance and planning functions performed by such entity:

1) Inform the Board of Directors on any finance function that is considered relevant, submitting the same for its authorization, if so required.
2) Annually present to the Board of Directors a medium and long term operation and strategic planning budget for its approval (forecasts are used to update the budget).
3) Evaluate the strategic position of the Company and the general guidelines to be followed and submit them for the Board's authorization.
4) Present to the Board of Directors an analysis of the expected viability of the most important investments that are intended to be made, for the approval of such investments.
5) Inform the Board of Directors of the most relevant financing operations (the coherence of the investment and financing policies is evaluated together with the strategic vision and the financial situation of the Company).
6) Inform the Board of Directors on any important risk situation that arises.

Regarding the Operation of the Intermediate Committee in Charge of the Finance and Planning Function	Yes	No
44. The intermediate committee in charge of finance and planning makes an evaluation about the viability of the main investments and financing transactions of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
45. The intermediate committee in charge of finance and planning periodically evaluates the strategic position of the Company according to what is stipulated in the strategic plan? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
46. The intermediate committee in charge of finance and planning assists the Board of Directors in looking after the coherence of the investment and financing policies with the strategic vision of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
47. The intermediate committee in charge of finance and planning assists the Board of Directors in updating the financial projections of the Company, assuring its coherence with the strategic plan of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X

Optional Question
N/A

1. SHAREHOLDERS' RIGHTS

Regarding the Information and Notice of the Shareholders' Meeting	**Yes**	**No**
1. The point referenced as "Various Issues" was omitted from the notices of the Shareholders' Meetings?	X	
2. The grouping of issues related to different matters in only one point of the notice was avoided?	X	
3. All the information with respect to each point of the notice of the Shareholders' Meetings is made available to each Director at least 15 days in advance of the meeting?		X
4. Shareholders receive proxies that contain detailed information and possible vote alternatives regarding the issues listed in the notice, so that they can instruct their representatives?		**X**
5. The information given to the shareholders includes the proposal for the integration of the Board of Directors, together with information containing the professional profile of the candidates?		**X**

Regarding the Information and Communication Between the Board of Directors and the Shareholders	**Yes**	**No**
6. The Board of Directors includes in its annual report presented to the Shareholders' Meeting, the relevant aspects of the efforts made by each intermediate committee and the name of their members?		**X**
7. The reports rendered by each of the intermediate committees to the Board of Directors are made available to the shareholders together with the material for the Shareholders' Meeting?		**X**
8. The Company has policies, mechanisms and people responsible for informing the investors and maintaining communications with the shareholders and potential investors?		**X**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.
(Registrant)

Date: July 18, 2002

By:______________________
Raúl Cavazos Morales
Chief Financial Officer